
ANTOFAGASTA
PLC

PARK HOUSE,
16 FINSBURY CIRCUS,
LONDON EC2M 7AH

TELEPHONE: +44 20 7382 7862
FACSIMILE: +44 20 7628 3773
EMAIL: info@antofagasta.co.uk


02055124

26 September 2002

Mr. Michael Coco
Office of International Corporate Finance
Mail Stop 3-2
Division of Corporate Finance
United States Securities and Exchange Commission
450 Fifth Street NW
Washington D.C. 20549
USA

Dear Mr. Coco,

Re Antofagasta plc – Submissions pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 ("Exchange Act")

Commission File Number 82-4987

Further to our telephone conversation of 25 September 2002, I enclose copies of all materials made public, filed with the London Stock Exchange on which Antofagasta plc is listed, or distributed to security holders of Antofagasta plc since 1 January 2000. Antofagasta plc has changed its name from Antofagasta Holdings plc and I enclose a copy of the relevant certificate.

Please contact me on 011-44-20-7382 7868 (direct line) or hbarma@antofagasta.co.uk should you have any questions.

Thank you very much for your help in this matter.

Yours sincerely,

Hussein Barma
Chief Financial Officer

ANTOFAGASTA PLC - FILE 82-4987



CERTIFICATE OF INCORPORATION
ON CHANGE OF NAME

Company No. 1627889

The Registrar of Companies for England and Wales hereby certifies that

ANTOFAGASTA HOLDINGS PLC

having by special resolution changed its name, is now incorporated under the name of

ANTOFAGASTA PLC

Given at Companies House, London, the 17th December 1999

N. Richards.

MR. N. RICHARDS

For The Registrar Of Companies

ANTOFAGASTA PLC FILE 82-4987

Antofagasta plc

Registered Office
PARK HOUSE
16 FINSBURY CIRCUS
LONDON EC2M 7AH
No. 1627889

TELEPHONE: 0171 374 8091
TELEX: 8954 4284 ANRAIL G
FACSIMILE: 0171 628 3773
REGISTERED IN LONDON

NEWS RELEASE

For IMMEDIATE release – 14 January 2000

First Shipments of Copper Concentrates from Los Pelambres

LONDON: Friday, 14 January 2000 – Antofagasta plc (ANTO.L), the UK-listed mining group based in Chile, announces that shipments of copper concentrates began yesterday from its newly built Punta Chungo port facility at Los Vilos. The initial shipment of 10,000 tonnes is destined for Japanese smelters. A second shipment of 25,000 tonnes is scheduled for 20 January.

Production of concentrates at the US$1.36 billion Los Pelambres mine began at the end of October 1999. Los Pelambres is expected to reach full production by March 2000 and will produce thereafter an average of 271,000 tonnes of copper in concentrates in the first five years and 246,000 tonnes per year over the 30-year mine life.

Antofagasta holds a 60% equity interest in the mine and the remaining 40% is held by two consortia of Japanese industrial groups, comprising Nippon Mining and Metals Co. Ltd, Marubeni Corporation and Mitsui and Co. Ltd. (25%) and Mitsubishi Materials Corporation and Mitsubishi Corporation (15%).

Antofagasta has a current market capitalisation of approximately £920 million and in addition to mining operations, its principal activities include rail and road transportation and water distribution. It also holds a 33.6% investment in Quiñenco S.A., a diversified industrial and financial group operating in Latin America and listed in ADR form on the New York Stock Exchange.

Ends-

Enquiries: Antofagasta
Philip Adeane, Managing Director
Hussein Barma, Chief Financial Officer
Neil Herbert, Financial Controller

Email: itrevor@antofagasta.co.uk
hbarma@antofagasta.co.uk
nherbert@antofagasta.co.uk
Tel: +44 171 374 8091

Issued By:
Keith Irons
Bankside Consultants Limited

Email: keith@bankside.com
Tel: +44 171 220 7477

ANTOFAGASTA PLC FILE 82-4987

Antofagasta plc

Park House, 16 Finsbury Circus, London EC2M 7AH
FAX NO: +44 20 7628 3773 / 7588 2370 TEL. NO: +44 20 7374 8091 (London)

20 March 2000

02 OCT -2 AM 11:52

PRELIMINARY RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED 31 December 1999

- ***Commissioning of the US$1.36 billion Los Pelambres mine completed within budget and ahead of schedule, with expected production of 275,000 tonnes of payable copper in concentrates in 2000.***
- ***Construction of the US$296 million El Tesoro project began in November 1999, with expected annual production of 75,000 tonnes of copper cathodes from May 2001.***
- ***Record year for the Railway with transport volumes increasing from 2.7 million tons in 1998 to 3.1 million tons in 1999.***
- ***Dividend income of approximately US$30 million expected in May 2000 from the Group's interest in Quiñenco, based on results announced for 1999.***
- ***Group profit before tax and exceptional items for 1999 of US$31.8 million (1998 – US$64.6 million); after exceptional items US$13.2 million (1998 – US$60.5 million).***
- ***Final dividend increased by 0.75p per share to 5.75p, giving a total dividend for 1999 of 8.0p (1998 – 7.25p).***

The Group's interests, which are based in Chile, include copper mining and rail and road transport. Results in 1999 were adversely affected by low copper prices and a lower dividend received from the Group's 33.6% investment in Quiñenco S.A., partly offset by maintained results from rail and transport services and interest income from the Group's strong cash position.

Commissioning of the Los Pelambres mine began in November 1999, with 55,000 tonnes of payable copper in concentrates produced in the first ten weeks of 2000. The El Tesoro project is fully financed and construction began in November 1999 with first production planned for May 2001. These two low cost mines when fully operational will increase the Group's annual copper production to more than 400,000 tonnes (attributable production 255,000 tonnes) compared with 60,500 tonnes (attributable production 45,000 tonnes) in 1999. Jean-Paul Luksic, Director and CEO of the mining division commented "Antofagasta is one of the fastest growing mining companies with a strong asset base and a proven ability to develop large scale projects".

Enquiries to:

Hussein Barma
Chief Financial Officer
Tel: +44 20 7374 8091
Email: hbarma@antofagasta.co.uk

Issued by:

Keith Irons
Bankside Consultants Ltd
Tel: +44 20 7220 7477
Email: keith@bankside.com

Directors' Comments on the Preliminary Results to 31 December 1999

Mining

The Group achieved a major strategic goal with the successful commissioning of the low-cost Los Pelambres mine at the end of 1999. Copper production from existing operations in 1999 was 60,500 tonnes (1998 – 71,000 tonnes) reflecting the closure of high cost operations during 1998 as part of the Los Pelambres development. Operating results from the mining division showed a loss before exceptional items of US$9.4 million compared to a loss of US$5.6 million in 1998. During the year, the average copper price was 71 cents per lb compared to 75 cents in 1998. Copper prices have since recovered to an average above 80 cents per lb in 2000, when first sales from Los Pelambres began.

Los Pelambres

The project made exceptional progress during the year and production of concentrates began ahead of schedule in November 1999 with first shipments from the newly built Punta Chungo port facility starting in January 2000. Los Pelambres completed its ramp-up phase on 28 January, a week earlier than anticipated and is now operating at its planned capacity of 85,000 tpd. In the first ten weeks of 2000, approximately 124,000 tonnes of concentrate containing 55,000 tonnes of payable copper were produced and 97,000 tonnes of concentrates shipped. Full production has been recently achieved and the completion test is now underway. This is expected to be concluded by June, and as a result funds held in escrow amounting to approximately US$130 million will be released to the Group. The mine plan for 2000 anticipates production of 275,000 tonnes of fine copper at estimated cash costs of 38 cents per pound. Over the first five years, production will average 285,000 tonnes at estimated cash costs of 41 cents per pound. Los Pelambres has now taken its place among the world's major low cost copper producers after completing the project ahead of schedule and within the original budget of US$1.36 billion.

El Tesoro

Financing agreements were signed in July to develop the US$296 million El Tesoro copper cathode project. Mine construction began in November, with first production expected in May 2001. El Tesoro is owned by Antofagasta controlling 61% and Equatorial Mining, a subsidiary of AMP, the largest institutional investor in Australia, holding 39%. El Tesoro will be developed as a heap-leach SX-EW operation with a planned production of 75,000 tonnes per year. Cash operating costs are expected to average approximately 40 cents per lb in the first 5 years. This places the mine in the lowest quartile of world-wide copper production costs.

Michilla

Michilla benefited from the cost-cutting programme which began in 1998, enabling it to reduce cash costs in 1999 to 55 cents per lb (1998 – 61 cents per lb). Copper production during 1999 was 60,500 tonnes of copper compared with 62,100 tonnes in 1998. In February 2000, the small concentrator on the coast, which produced 9,200 tonnes of fine copper during 1999, was mothballed. Michilla continued its exploration programme during 1999 which identified an additional 20 million tonnes of 1.0% copper ore in the area adjacent to the existing open pit. A feasibility study is currently under preparation to develop Michilla's mine plan which is expected to extend the life of both the underground operation and open pit to 2008 and so maintain annual copper output at the existing 50,000 tonne level.

Exploration

The Group continued its exploration programme on its Peruvian mining properties, concentrating on Cotabambas and Magistral. The drilling programme at Magistral began following the signing of an option agreement with Inca Pacific Resources Inc. in October 1999 which enables the Group to earn a 51% joint venture interest by completing a defined exploration programme over a three year period. Further exploration also continued in Chile at Santa Carmen, Esperanza and Tesoro-NE properties, all located near El Tesoro.

Transport and other services

The Railway and its road haulage subsidiary Train Limitada had another record year for tonnage carried. Traffic increased from 2.7 million tonnes in 1998 to 3.1 million tonnes in 1999. During the year, FCAB concluded a six year agreement with its unions. This was a landmark achievement in Chile where labour agreements are normally for a two year term. The Railway is well positioned to take advantage of new opportunities in northern Chile, the world's largest copper producing region.

Investments

The Group holds a 33.6% investment in Quiñenco S.A., a diversified industrial and financial group listed in Santiago and New York with interests in the Southern Cone and Brazil. Dividends from Quiñenco are accounted for in the year in which they are received and during 1999 the Group received US$5.3 million (1998 – US$23.5 million).

Quiñenco reported net profit for 1999 of US$302.4 million (1998 – US$51.0 million). The 1999 results included the profit on sale of its banking interests and also of the cable television interests of its telecommunications subsidiary. Quinenco is required under Chilean company law to pay a dividend of at least 30% of its net profit and the Group expects to receive a dividend of approximately US$30 million in May 2000. The market value of the Group's holding in Quiñenco was US$406 million at 31 December 1999 and US$ 408 million at 15 March 2000.

Dividends

The Board is recommending a final dividend of 5.75p per ordinary share (1998 – 5.0p) payable on 9 June 2000 to shareholders on the Register at the close of business on 12 May 2000, giving a total dividend for 1999 of 8.0p (1998 – 7.25p).

Current trading prospects

The outlook for the world economy is encouraging with sustained growth in the United States, improving industrial production in Europe, Japan and China and evident recovery in most emerging Asian countries. Growth has also returned to the Chilean economy following the 1998-99 recession and an up-turn in neighbouring countries' performance is expected to stimulate exports. Copper prices have recovered since mid-1999 and have averaged over 80 cents per lb to date. Group copper production is expected to be 325,000 tonnes of payable copper in the current year, increasing to more than 400,000 tonnes when El Tesoro is fully operational. With its move to low cost production, the Group should be well placed to benefit from any improvement in metal prices during 2000.

Group Profit and Loss Account – US Dollars

		Unaudited year to 31.12.99			Unaudited year to 31.12.98		
	Notes	Before exceptional items US$'m	Exceptional items Note 3 US$'m	Total US$'m	Before exceptional items US$'m	Exceptional items Note 3 US$'m	Total US$'m
Turnover	2	145.5	-	145.5	184.9	-	184.9
Operating profit/(loss)	2	10.0	(18.6)	(8.6)	14.6	(5.1)	9.5
Share of operating profit in associates		1.7	-	1.7	2.8	-	2.8
Profit on disposal of fixed assets		-	-	-	-	1.0	1.0
Income from other fixed asset investments		5.4	-	5.4	23.6	-	23.6
Net interest receivable							
Group		14.4	-	14.4	23.4	-	23.4
Associates		0.3	-	0.3	0.2	-	0.2
Profit before tax	2,3	31.8	(18.6)	13.2	64.6	(4.1)	60.5
Tax							
Group	4	(4.2)	2.8	(1.4)	(4.1)	0.2	(3.9)
Associates	4	(0.5)	-	(0.5)	(0.6)	-	(0.6)
Profit after tax		27.1	(15.8)	11.3	59.9	(3.9)	56.0
Minority interests - equity		(0.9)	5.5	4.6	(1.0)	1.3	0.3
Profit for the financial year		26.2	(10.3)	15.9	58.9	(2.6)	56.3
Dividends:							
Preference - non equity		(0.2)	-	(0.2)	(0.1)	-	(0.1)
Ordinary - equity		(25.4)	-	(25.4)	(23.7)	-	(23.7)
Retained profit/(loss)		0.6	(10.3)	(9.7)	35.1	(2.6)	32.5
Earnings per share	5			8.1c			29.6c
Earnings per share before exceptional items	5	13.5c			30.9c		

Other Recognised Gains and Losses

Other recognised gains and losses in the period (exchange differences and Chilean inflation) amounted to a gain of US$3.9 million (1998 – a loss of US$5.2 million), and are shown in Note 11 together with other movements in shareholders' funds. The effect on prior year comparatives of adopting FRS 12 "Provisions, Contingent Liabilities and Contingent Assets" is shown in Note 1.

Group Profit and Loss Account - Sterling

	Notes	Unaudited year to 31.12.99 Before exceptional items £'m	Exceptional items Note 3 £'m	Total £'m	Restated year to 31.12.98 Before exceptional items £'m	Exceptional items Note 3 £'m	Total £'m
Turnover	2	89.8	-	89.8	111.4	-	111.4
Operating profit/(loss)	2	6.2	(11.5)	(5.3)	8.8	(3.1)	5.7
Share of operating profit in associates		1.0	-	1.0	1.7	-	1.7
Profit on disposal of fixed assets		-	-	-	-	0.6	0.6
Income from other fixed asset investments		3.3	-	3.3	14.2	-	14.2
Net interest receivable							
Group		8.9	-	8.9	14.1	-	14.1
Associates		0.2	-	0.2	0.1	-	0.1
Profit before tax	2,3	19.6	(11.5)	8.1	38.9	(2.5)	36.4
Tax							
Group	4	(2.7)	1.8	(0.9)	(2.4)	0.1	(2.3)
Associates	4	(0.3)	-	(0.3)	(0.4)	-	(0.4)
Profit after tax		16.6	(9.7)	6.9	36.1	(2.4)	33.7
Minority interests - equity		(0.6)	3.4	2.8	(0.7)	0.8	0.1
Profit for the financial year		16.0	(6.3)	9.7	35.4	(1.6)	33.8
Dividends:							
Preference - non equity		(0.1)	-	(0.1)	(0.1)	-	(0.1)
Ordinary - equity		(15.8)	-	(15.8)	(14.3)	-	(14.3)
Retained profit/(loss)		0.1	(6.3)	(6.2)	21.0	(1.6)	19.4
Earnings per share	5			5.0p			17.8p
Earnings per share before exceptional items	5	8.2p			18.6p		
Dividend per share	6			8.0p			7.25p

Other Recognised Gains and Losses

Other recognised gains and losses in the year (exchange differences and Chilean inflation) amounted to a gain of £8.5 million (1998 – a loss of £4.4 million), and are shown in Note 11 together with other movements in shareholders' funds. The effect on prior year comparatives of adopting FRS 12 "Provisions, Contingent Liabilities and Contingent Assets" is shown in Note 1.

Group Balance Sheet

	Notes	US Dollars		Sterling	
		Unaudited 31.12.99 US$'m	Unaudited 31.12.98 US$'m	**Unaudited 31.12.99 £'m**	Restated 31.12.98 £'m
Fixed assets					
Tangible fixed assets	8	**1,635.8**	950.8	**1,016.6**	575.1
Investments in associates	9	**20.6**	20.4	**13.2**	13.1
Other investments	10	**185.8**	185.8	**108.3**	108.3
		1,842.2	1,157.0	**1,138.1**	696.5
Current assets					
Stocks		**32.4**	11.5	**20.1**	6.9
Debtors		**76.1**	108.3	**47.3**	65.3
Current asset investments (including time deposits)		**328.4**	385.2	**204.0**	232.1
Cash at bank and in hand		**3.2**	4.2	**2.0**	2.5
		440.1	509.2	**273.4**	306.8
Creditors – amounts falling due within one year					
Trade and other creditors		**(79.0)**	(101.7)	**(49.2)**	(61.5)
Loans		**(64.8)**	(3.3)	**(40.1)**	(2.0)
Dividends		**(18.3)**	(17.3)	**(11.3)**	(10.4)
		(162.1)	(122.3)	**(100.6)**	(73.9)
Net current assets		**278.0**	386.9	**172.8**	232.9
Total assets less current liabilities		**2,120.2**	1,543.9	**1,310.9**	929.4
Loans due after more than one year		**(1,006.3)**	(511.1)	**(625.0)**	(307.9)
Provisions for liabilities and charges		**(10.3)**	(9.5)	**(6.4)**	(5.7)
		1,103.6	1,023.3	**679.5**	615.8
Capital and reserves					
Called up share capital		**19.1**	19.1	**11.9**	11.5
Share premium		**272.8**	243.4	**169.4**	146.6
Reserves		**595.4**	601.2	**363.8**	361.5
Shareholders' funds	11	**887.3**	863.7	**545.1**	519.6
Minority interests		**216.3**	159.6	**134.4**	96.2
		1,103.6	1,023.3	**679.5**	615.8

Approved by the Board on 17 March 2000

Group Cash Flow Statement

	Notes	US Dollars		Sterling	
		Unaudited year to 31.12.99 US$'m	Unaudited year to 31.12.98 US$'m	**Unaudited year to 31.12.99 £'m**	Audited year to 31.12.98 £'m
Net cash inflow from operating activities	12	**4.3**	27.9	**2.8**	16.9
Returns on investment and servicing of finance					
Dividends received from associates		**1.3**	1.7	**0.8**	1.0
Dividends received from other fixed asset investments		**5.4**	23.6	**3.3**	14.2
Interest received (including capitalised interest)		**19.6**	28.6	**12.2**	17.2
Interest paid (including capitalised interest)		**(39.6)**	(14.9)	**(24.5)**	(9.0)
Preference dividends paid		**(0.2)**	(0.2)	**(0.1)**	(0.1)
Dividends paid to minority interests		**-**	(5.6)	**-**	(3.4)
Net cash (outflow)/inflow from returns on *investment and servicing of finance*		**(13.5)**	33.2	**(8.3)**	19.9
Tax		**(4.5)**	(0.8)	**(2.8)**	(0.5)
Net cash outflow from capital expenditure and financial investment		**(600.6)**	(576.7)	**(370.6)**	(347.4)
Net cash outflow from acquisitions and disposals		**-**	(4.0)	**-**	(2.4)
Equity dividends paid		**(24.3)**	(21.8)	**(14.8)**	(13.3)
Cash outflow before management of liquid resources		**(638.6)**	(542.2)	**(393.7)**	(326.8)
Management of liquid resources					
Net decrease in time deposits		**55.4**	40.0	**34.2**	24.0
Financing					
Contribution from minority interests		**65.5**	64.9	**40.4**	39.1
Net other borrowings in period		**517.2**	439.4	**319.3**	264.7
Net cash inflow from financing		**582.7**	504.3	**359.7**	303.8
Net cash (outflow)/inflow in the period	13	**(0.5)**	2.1	**0.2**	1.0

Notes

1 Accounting policies

The profit and loss account, balance sheet and cash flow statement for the year to 31 December 1999 have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year to 31 December 1998 except as stated below:

(a) The Group's operations, cash balances and borrowings are substantially US dollar-based. To reflect this, these preliminary results have been additionally reported in US dollars on a basis consistent with the sterling-denominated results. Share capital remains denominated in sterling and dividends continue to be declared and paid in sterling. For the purposes of reporting in US dollars only, share capital, share premium and dividends declared are translated at the period-end rate of exchange.

(b) These results reflect the implementation of FRS 12, "Provisions, Contingent Liabilities and Contingent Assets". FRS 12 requires provision to be made for all obligations that arise in the course of an entity's operations. Previously, the Group accounted for costs relating to the eventual closure of its mining operations and severance indemnities payable in Chile on termination of employment at the point of closure. The effect of implementing FRS 12 on previously reported comparatives is as follows:

	Sterling	
	Profit for the financial period £'m	31.12.98 Shareholders' funds £'m
As previously reported	34.2	524.6
Effect of restatement	(0.4)	(5.0)
As restated	33.8	519.6

(c) These results also reflect the adoption of FRS15, "Tangible Fixed Assets". FRS15 requires inter alia that only those costs directly attributable to bringing an asset into working condition should be capitalised. Non-incremental overheads incurred in the course of the Los Pelambres mining development have accordingly been expensed and are disclosed in Note 3 as an exceptional charge to operating profits.

2 Segmental analysis

a) Turnover by geographical destination

	US Dollars		Sterling	
	Unaudited year to 31.12.99 US$'m	Unaudited year to 31.12.98 US$'m	**Unaudited year to 31.12.99 £'m**	Audited year to 31.12.98 £'m
UK	**7.9**	18.0	**4.9**	10.9
Rest of Europe	**41.3**	33.1	**25.5**	19.9
Chile	**45.7**	53.3	**28.3**	32.1
Rest of Latin America	**33.2**	32.1	**20.5**	19.3
North America	**2.8**	23.8	**1.7**	14.4
Asia Pacific / Other	**14.6**	24.6	**8.9**	14.8
	145.5	184.9	**89.8**	111.4

2 Segmental analysis (continued)

b) Turnover and profit before tax by class of business and geographical location

Operations are based in Chile, except where stated below. Turnover and profit before tax can be analysed as follows:

	US Dollars		Sterling	
	Unaudited year to 31.12.99 US$'m	Unaudited year to 31.12.98 US$'m	**Unaudited year to 31.12.99 £'m**	Restated year to 31.12.98 £'m
Turnover				
Mining	**93.6**	130.1	**57.8**	78.4
Transport and other services	**51.9**	54.8	**32.0**	33.0
	145.5	184.9	**89.8**	111.4
Profit before tax				
Operating profit before exceptional items				
Mining	**(9.2)**	(5.4)	**(5.6)**	(3.2)
Transport and other services	**19.2**	20.0	**11.8**	12.0
	10.0	14.6	**6.2**	8.8
Share of operating profit in associates (Bolivian Railways)	**1.7**	2.8	**1.0**	1.7
Income from other fixed asset investments	**5.4**	23.6	**3.3**	14.2
Net interest receivable				
Group	**14.4**	23.4	**8.9**	14.1
Associates	**0.3**	0.2	**0.2**	0.1
Profit before exceptional items and tax	**31.8**	64.6	**19.6**	38.9
Exceptional items (see note 3)	**(18.6)**	(4.1)	**(11.5)**	(2.5)
Profit before tax	**13.2**	60.5	**8.1**	36.4

3 Exceptional items

	US Dollars		Sterling	
	Unaudited year to 31.12.99 US$'m	Unaudited year to 31.12.98 US$'m	**Unaudited year to 31.12.99 £'m**	Audited year to 31.12.98 £'m
Operating				
Provision for write-down of mining assets and stocks including cost of temporary closure	**(12.0)**	(5.1)	**(7.4)**	(3.1)
Non-incremental overhead costs incurred in the course of mining development	**(6.6)**	-	**(4.1)**	-
Non-operating				
Profit on sale of land by Railway	**-**	1.0	**-**	0.6
	(18.6)	(4.1)	**(11.5)**	(2.5)
Tax effect	**2.8**	0.2	**1.8**	0.1
Minority interest effect	**5.5**	1.3	**3.4**	0.8
	(10.3)	(2.6)	**(6.3)**	(1.6)

4 Tax

The tax charge on profit before exceptional items of US$4.7 million (£3.0 million; 1998 – US$4.7 million; £2.8 million) represents an effective rate of 14.8% (1998 – 7.3%) on profit before tax, as compared with the Chilean statutory tax rate of 15%. The lower effective rate in 1998 arose mainly because of the substantially larger dividend from Quiñenco received that year which was paid out of its post tax profits and not subject to further tax on receipt.

5 Earnings per share

Earnings per share is calculated on profit after tax, minority interest and preference dividends of US$15.7 million; £9.6 million (1998 – US$56.2 million; £33.7 million) based on a weighted average number of shares of 193,278,188. The number of shares in issue throughout 1998 was 190,171,399. Earnings per share excluding exceptional items is calculated on the same basis but excluding a loss on exceptional items of US$10.3 million; £6.3 million (1998 – US$2.6 million; £1.6 million).

6 Dividends

The Board will recommend a final dividend of 5.75p (1998 – 5.0p) per share for payment on 9 June 2000 to shareholders on the Register at the close of business on 12 May 2000. Dividends are declared gross, but dividends payable to United Kingdom shareholders will be paid net of withholding tax.

7 Acquisition

In 1998, the Group obtained independent shareholder approval (subject to the securing of project finance) for the acquisition of a majority interest in the El Tesoro project in exchange for the issue of 7 million new ordinary shares of the Company. The financing agreements were signed in July 1999 and the acquisition has been accounted for under FRS 2 "Accounting for Subsidiary Undertakings" from this date.

8 Tangible fixed assets

	US Dollars				
	Freehold land and buildings US$'m	Permanent way and works US$'m	Rolling stock, plant, machinery and water distribution US$'m	Mining US$'m	Total US$'m
1 January 1999 (unaudited)	31.2	31.9	40.9	846.8	950.8
Acquisitions	-	-	-	78.9	78.9
Additions	0.1	2.1	2.0	638.0	642.2
Disposals	(0.2)	-	(0.2)	(12.5)	(12.9)
Depreciation charge for the period	(0.1)	(0.6)	(2.9)	(18.8)	(22.4)
Exchange	(0.4)	(0.1)	(0.4)	0.1	(0.8)
31 December 1999 (unaudited)	**30.6**	**33.3**	**39.4**	**1,532.5**	**1,635.8**

	Sterling				
	Freehold Land and buildings £'m	Permanent way and works £'m	Rolling stock, plant, machinery and water distribution £'m	Mining £'m	Total £'m
1 January 1999 (audited)	19.2	20.6	24.9	510.4	575.1
Acquisitions	-	-	-	48.7	48.7
Additions	-	1.3	1.3	393.8	396.4
Disposals	(0.1)	-	(0.2)	(7.7)	(8.0)
Depreciation charge for the period	(0.1)	(0.4)	(1.8)	(11.6)	(13.9)
Exchange	0.2	-	(0.1)	18.2	18.3
31 December 1999 (unaudited)	**19.2**	**21.5**	**24.1**	**951.8**	**1,016.6**

9 Investments in associates

	US$'m	£'m
1 January 1999	20.4	13.1
Share of profit before tax	2.0	1.2
Share of tax	(0.5)	(0.3)
Exchange	-	-
Dividends received	(1.3)	(0.8)
31 December 1999 (unaudited)	**20.6**	**13.2**

10 Other investments

	US$'m	£'m
1 January 1999	185.8	108.3
Additions	0.2	0.1
Disposals	(0.2)	(0.1)
31 December 1999 (unaudited)	**185.8**	**108.3**

The book value of quoted investments at 31 December 1999 included above was US$185.5 million, and the corresponding market value was US$412.0 million.

11 Reconciliation of movements in shareholders' funds

	US Dollars		Sterling	
	Unaudited year to 31.12.99 US$'m	Unaudited year to 31.12.98 US$'m	**Unaudited year to 31.12.99 £'m**	Restated year to 31.12.98 £'m
Profit for the year	**15.9**	56.3	**9.7**	33.8
Other recognised gains/(losses) relating to the period				
Exchange	**3.9**	(5.2)	**8.5**	(4.4)
Total recognised gains and losses	**19.8**	51.1	**18.2**	29.4
Dividends	**(25.6)**	(23.8)	**(15.9)**	(14.4)
	(5.8)	27.3	**2.3**	15.0
Issue of ordinary shares	**0.6**	-	**0.4**	-
Share premium on issue	**37.0**	-	**22.8**	-
Exchange movement on sterling denominated share capital and share premium	**(8.2)**	1.6	**-**	-
Opening shareholders' funds	**863.7**	834.8	**519.6**	504.6
Closing shareholders' funds	**887.3**	863.7	**545.1**	519.6

12 Reconciliation of operating profit to net cash inflow from operating activities

	US Dollars		Sterling	
	Unaudited year to 31.12.99 US$'m	Unaudited year to 31.12.98 US$'m	**Unaudited year to 31.12.99 £'m**	Restated year to 31.12.98 £'m
Operating (loss)/profit	**(8.6)**	9.5	**(5.3)**	5.7
Depreciation	**22.4**	19.8	**13.9**	11.9
Loss on disposal of tangible fixed assets	**12.3**	6.0	**7.6**	3.7
(Increase)/decrease in stocks	**(20.9)**	6.4	**(12.9)**	3.8
Increase in debtors	**(0.1)**	(5.9)	**(0.1)**	(3.5)
Decrease in creditors and provisions	**(0.8)**	(7.9)	**(0.4)**	(4.7)
Net cash inflow from operating activities	**4.3**	27.9	**2.8**	16.9

13 Reconciliation of net cash flow to movement in net funds / (debt)

	US Dollars		Sterling	
	Unaudited year to 31.12.99 US$'m	Unaudited year to 31.12.98 US$'m	**Unaudited year to 31.12.99 £'m**	Audited year to 31.12.98 £'m
Net cash (outflow)/inflow in the period	**(0.5)**	2.1	**0.2**	1.0
Cash inflow from increase in debt	**(517.2)**	(439.4)	**(319.3)**	(264.7)
Cash inflow from decrease in liquid resources	**(55.4)**	(40.0)	**(34.2)**	(24.0)
Change in net debt resulting from cash flows	**(573.1)**	(477.3)	**(353.3)**	(287.7)
Acquisition	**(6.4)**	-	**(3.9)**	-
Reclassification	**(26.6)**	-	**(16.0)**	-
Interest accrued on long-term loan balances	**(4.6)**	-	**(2.8)**	-
Exchange	**(3.8)**	(3.2)	**(7.8)**	(3.2)
Movement in net (debt)/funds in the period	**(614.5)**	(480.5)	**(383.8)**	(290.9)
Net (debt)/funds at the beginning of the period	**(125.0)**	355.5	**(75.3)**	215.6
Net debt at the end of the period	**(739.5)**	(125.0)	**(459.1)**	(75.3)

14 Year 2000

Since 1997, the Group has pursued a strategy to ensure all significant computer systems and computer controlled plant and equipment would be Year 2000 compliant. As a result, there have been no significant interruptions to operations. Capital and revenue expenditure related to the Group's Year 2000 programme has been recognised as and when incurred. Enhancement and replacement costs of US$0.5 million were capitalised in 1999 (1998 US$0.3 million) and further costs in respect of rendering existing software compliant of US$0.2 million were charged to the profit and loss. No further significant costs are envisaged.

15 Financial information

The Group's statutory accounts for the year to 31 December 1998 have been filed with the Registrar of Companies. The auditors' report on these accounts was unqualified and did not include a statement under S237 (2) or (3) of the Companies Act 1985. The 1998 sterling profit and loss account, balance sheet and cash flow statement shown in this announcement are an abridged version of these statutory accounts after restatement for the change in accounting policy explained in Note 1. The financial information contained in this statement does not constitute statutory accounts within the meaning of S240 of the Companies Act 1985.

16 Currency translation

With the exception of fixed assets denominated in Chilean pesos which are translated at the rate ruling in the period of purchase, assets and liabilities denominated in foreign currencies are translated into sterling at the period end rates of exchange. Results denominated in foreign currencies have been translated into sterling at the average rate for each period.

	Period end rates	Average rates
31.12.99	CH$858 = £1 = US$1.61	CH$824 = £1 = US$1.62
31.12.98	CH$787 = £1 = US$1.66	CH$763 = £1 = US$1.66

17 Distribution

The Annual Report and Financial Statements, including the Notice of the Annual General Meeting and Chairman's Statement for the year ended 31December 1999 will be posted to shareholders in May 2000. The Annual General meeting will be held in the Armourers' Hall, 81 Coleman Street, London EC2 at 10.30 a.m. on 8 June 2000.

ANTOFAGASTA PLC FILE 82-4987

02 OCT -2 AM 11:53

Antofagasta plc

Park House, 16 Finsbury Circus, London EC2M 7AH
TEL. NO: 020 7374 8091 FAX NO: 020 7628 3773

NEWS RELEASE

Antofagasta to produce 350,000 tonnes of copper in 2000

New Los Pelambres mine exceeding planned capacity

Further expansion being considered

LONDON: 8 June 2000 – Antofagasta plc (ANTO.L), the UK-listed mining group with operations in Chile, is expecting to produce around 350,000 tonnes of copper this year, and 425,000 tonnes by 2002, it was reported at the Company's annual general meeting in London today.

Mr Jean-Paul Luksic, the Chief Executive Officer of Antofagasta's mining division in Chile, said that production at the new Los Pelambres mine, commissioned in November last year, was already exceeding its initial planned capacity.

"Production in the first five months of this year was 127,000 tonnes of fine copper in concentrates and the plant is operating at between 92,000 and 95,000 tpd, an increase of 12% over its planned capacity. We are now optimizing the plant in order to reach a production level of 95,000 to 100,000 tpd by the last quarter of 2000. Los Pelambres was expected to produce 275,000 tonnes of copper in 2000 but now we expect that production this year should exceed 300,000 tonnes," he said.

"Los Pelambres is now about to conclude its Completion Test Phase, and once the tests have been approved by the Project Banks which we anticipate will be around mid-July, the project loans amounting to US$950 million will become non-recourse to the sponsors, Antofagasta and our Japanese partners, and approximately US$130 million will be released from escrow to us."

Mr Luksic said that management figures show that after tax, Los Pelambres made a profit of US$30.8m for the first four months of the current year. Due to current higher production and low treatment and refining charges, cash costs were down to 35.9 cents per lb, which is lower than the feasibility study forecast.

"We believe the future looks very promising for Los Pelambres, with its 43 cents per lb cash costs over the 30-year mine life, placing it squarely in the lowest cost quartile of the industry. We are now looking at the economic advantages of increasing production from the present level. An in-depth study is proceeding and will be completed by the year-end.

The expansion level is being evaluated up to 125,000 tonnes per day from the present 95,000 tpd. This would require an additional ball mill and ancillary equipment on the flotation plant, but the existing infrastructure could support this size of expansion," said Mr Luksic.

He also reported that the El Tesoro mine, a US$ 296 million low cost heap leach and SX-EW project currently under construction, will produce 75,000 tonnes of cathodes per year with a cash cost of 45 cents per lb over the first ten years. First cathode production is now expected in May 2001 and will increase the Group's existing cathode production to 125,000 tonnes per year when in full production.

An extensive exploration programme centred around the main orebodies of the Michilla mine has established sufficient additional reserves to extend the life of the existing open pit until at least 2008. This will involve large scale earth moving operations and lead to cash costs increasing to about 60 cents/lb this year on production of about 50,000 tonnes a year of copper cathode. Further ongoing exploration is continuing in other areas in Michilla to try to identify additional reserves.

"The successful start-up of Los Pelambres, means this year's copper production will be 350,000 tonnes. By the year 2002, the Group's total copper production will be 425,000 tonnes per year, making it one of the largest copper producers worldwide." Mr Luksic added.

The Chairman, Mr Andronico Luksic, also reported that the wholly-owned Antofagasta Railway Company, which operates in northern Chile, carried a record tonnage of 3.1 million tonnes of freight in 1999, and in the first five months of the current year had achieved a 9% increase over the same period. During May 2000 the railway set an all time record of 300,000 tonnes of freight carried.

"The railway is benefiting from the expansions at El Abra, Lomas Bayas and the giant Escondida mine, the latter now producing more copper than our long-standing customer, the Codelco-owned Chuquicamata mine. We are confident that our transportation business will have another successful year," he said.

Mr Luksic also reported that Quiñenco S.A., a financial and industrial investment group in which Antofagasta has a 33.6% interest, in May paid the Company an exceptionally large dividend of US$31.3 million, deriving largely from its sales last year of Banco Santiago to Banco Santander Central Hispano and also the sale of VTR's cable interests to U.I.H.

Ends

Enquiries:
Philip Adeane, Managing Director
Hussein Barma, Chief Financial Officer
Neil Herbert, Financial Controller
Antofagasta plc
Email: itrevor@antofagasta.co.uk
hbarma@antofagasta.co.uk
nherbert@antofagasta.co.uk
Tel: +44 20 7374 8091

Issued By:
Keith Irons
Bankside Consultants Ltd
Email: keith@bankside.co.uk
Tel: +44 207 220 7477

ANTOFAGASTA PLC FILE 82 4987

Antofagasta plc

Park House, 16 Finsbury Circus, London EC2M 7AH
TEL. NO: 020 7374 8091 FAX NO: 020 7628 3773

NEWS RELEASE

02 OCT -2 PM 3:53

Los Pelambres wins early release from Completion Guarantee

For immediate release 12 July 2000

London 12 July 2000- ANTOFAGASTA PLC is pleased to announce that on 10 July 2000, it successfully satisfied all its obligations under the Completion Guarantee of the Los Pelambres Project. The guarantee was issued in favour of various Banks and Financial Institutions which participated in the financing of the Project, and covered the timely construction and start-up of the Project.

The Banks and Financial Institutions involved in the financing of the Project have released Antofagasta from all its obligations under the Completion Guarantee including the release of the escrow account amounting to US$133 million and their charge over the company's 33.6% interest in the shares of Quiñenco S.A.

The Los Pelambres project has been successfully completed within the original forecast budget of US$1.36 billion. The construction and start-up of the project was achieved 30 days ahead of schedule and the satisfaction and release of Antofagasta's obligations have taken place 18 months earlier than the projected final completion date.

Production in the first 6 months of this year was 146,000 tonnes of fine copper in concentrates and the plant is now operating at approximately 12% over its planned capacity. Los Pelambres is now expected to produce over 300,000 tonnes of copper in 2000.

==End===

Enquiries:
Philip Adeane, Managing Director — Email: itrevor@antofagasta.co.uk
Hussein Barma, Chief Financial Officer — hbarma@antofagasta.co.uk
Neil Herbert, Financial Controller — nherbert@antofagasta.co.uk
Antofagasta plc — Tel: +44 207 374 8091

Issued By:
Keith Irons / Sarah Campbell — Email: keith@bankside.com
Bankside Consultants Ltd — Tel: +44 207 220 7477

ANTOFAGASTA PLC FILE 82-4987

Quarterly Production Report

31 July 2000

ANTOFAGASTA PLC

Highlights

- **Los Pelambres achieved Completion on 10 July with Antofagasta released from all financial guarantees.**
- **El Tesoro construction nearly 40% complete and start up expected in May 2001.**
- **New mining plan for Michilla extends mine life to 2007.**
- **Railway tonnage up 7% in first six months.**

Group Total	Q1 2000	Q2 2000	Total 2000	Full Year 1999
Total copper production ('000 tonnes)	**82.3**	**85.4**	**167.7**	**60.5**
Weighted average cash costs	**38.7**	**39.6**	**39.2**	**55.4**

Los Pelambres

Los Pelambres satisfied all its obligations for Completion on 10 July and the banks released Antofagasta from its guarantees, including the release of the US$133 million escrow account and the charge over its 33.6% interest in Quiñenco.

Ore processing levels reached an average of 90,000tpd during the second quarter. Current processing levels are now approximately 12% above planned capacity. During the first two quarters, 141,200 tonnes of copper in concentrates was produced and sold, while shipments in the same period totalled 128,200 tonnes. Cash costs for the first six months averaged 35.4 cents per pound of copper, placing Los Pelambres in the lowest cost quartile worldwide.

Michilla

Michilla adopted its new mining plan which will extend the life of the 50,000tpa SX-EW copper cathode operation to at least 2007.

Second quarter production of 12,800 tonnes was marginally above expectations. As expected cash costs per pound of copper are approximately 60 cents compared with 55 cents in 1999. This is mainly due to a higher waste to ore ratio related to the Phase 6 expansion of the open pit.

El Tesoro

Construction of the El Tesoro project is 39.1% complete, remains on schedule and within budget. First production is expected in May 2001.

Processing tests at the pilot plant indicate that recoveries of copper may be higher than expected from earlier tests.

Exploration

The Phase 2 drilling programme began in May at the Magistral prospect in Peru and has provided further evidence of copper-molybdenum mineralisation. Antofagasta is financing the 6,000 metre diamond drilling operation under the terms of its option to acquire a 51% interest in the project.

Transport

Total freight carried by the railway increased by 7% during the first 6 months compared to the same period in 1999. Furthermore ton-kilometres carried rose by approximately 11%.

Investments

In May, Antofagasta received a dividend of approximately US$31 million from its 33.6% interest in Quiñenco S.A., compared with US$5.3 million in 1999.

Enquires:

Alejandro Rivera
arivera@anaconda.cl
Santiago: (56-2) 2405145

Hussein Barma
hbarma@antofagasta.co.uk
London: (44-20) 73748091

Issued by:

Keith Irons
Bankside Consultants Ltd

keith@bankside.com
London: (44-20) 72207477

Quarterly Production Report

ANTOFAGASTA PLC

Los Pelambres	Q1 2000	Q2 2000	Total 2000	Full Year 1999
Daily average ore treated ('000 tonnes)	84.7	90.0	87.4	-
Average ore grade (%)	1.04	1.01	1.02	-
Average recovery (%)	91.4	93.0	92.2	-
Concentrates produced ('000 tonnes)	158.5	171.6	330.1	-
Average concentrate grade (%)	44.8	43.8	44.3	-
Copper in concentrates ('000 tonnes)	68.6	72.6	141.2	-
Cash costs (cents per pound)	34.9	35.9	35.4	-

Michilla	Q1 2000	Q2 2000	Total 2000	Full Year 1999
Daily average ore treated ('000 tonnes)	12.1	11.7	11.9	12.1
Average ore grade (%)	1.72	1.70	1.71	1.77
Average recovery (%)	74.5	71.6	73.1	77.3
Copper cathodes ('000 tonnes)	12.6	12.8	25.4	50.9
Copper in concentrates ('000 tonnes)	1.1	-	1.1	9.2
Cash costs (cents per pound)	58.8	60.2	59.4	55.4

Transport	Q1 2000	Q2 2000	Total 2000	Full Year 1999
Rail tonnage transported ('000 tons)	767	838	1,605	3,118

ANTOFAGASTA PLC FILE 82-4987

Antofagasta plc

Park House, 16 Finsbury Circus, London EC2M 7AH
TEL. NO: 020 7374 8091 FAX NO: 020 7628 3773

NEWS RELEASE

Board move

LONDON: Monday, 4 September 2000 – Antofagasta plc reports that Mr Vladimir Radic, a non-executive director, has resigned from the Board with effect from 1 September 2000.

Mr Radic has also resigned from the Boards of Antofagasta Railway Company plc, Chilean Northern Mines Limited, and Andes Trust Limited, all subsidiary companies of Antofagasta plc.

Ends

For further information, please contact:

Mr Philip Adeane, Managing Director 020 7374 8091

ANTOFAGASTA PLC FILE 82-4987

Antofagasta plc

Park House, 16 Finsbury Circus, London EC2M 7AH
FAX NO: +44 20 7628 3773 / 7588 2370 TEL. NO: +44 20 7374 8091
(London)

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2000

02 OCT -2

5 September 2000

- ***Group profit before tax of US$100.0 million (1999 – US$18.2 million).***
- ***Earnings per share of 36.4 cents (1999 – 8.0 cents).***
- ***Group copper production of 167,700 tonnes including 141,200 from Los Pelambres (1999 half year – 30,500 tonnes).***
- ***Los Pelambres completion tests achieved so releasing the Group from completion guarantees and also releasing the US$133 million escrow account.***
- ***El Tesoro project 40 per cent completed by June remaining on budget with first production scheduled for May 2001.***
- ***Record Railway results continue with volumes up 7 per cent to 1.6 million tons.***
- ***Dividend income of US$31.3 million received from Quiñenco S.A. in May (1999 half year – US$5.5 million).***
- ***Interim dividend increased 44 per cent to 3.25 pence per share (1999 interim dividend 2.25 pence per share).***

The successful commissioning of the Los Pelambres mine combined with improved copper prices enabled the Group to increase profit before tax by 449 per cent to US$100.0 million and earnings per share by 355 per cent to 36.4 cents. Group copper production was 167,700 tonnes (1999 half-year - 30,500 tonnes) including 141,200 tonnes from Los Pelambres and average cash costs down 30 per cent to 39.2 cents per pound. The El Tesoro project is on schedule with first production of cathodes expected in May 2001. The Group also benefited from a strong performance from its transport division and a higher dividend from its 33.6 per cent investment in Quiñenco S.A.

Jean-Paul Luksic, CEO of the mining division commented, "The successful development of Los Pelambres has been a great achievement for Antofagasta, and the strength of that project is clearly demonstrated in these results. We are now evaluating the expansion potential for Los Pelambres and taken together with the El Tesoro project now under construction, we consider the Group has excellent opportunities for further growth in low cost copper mining."

Antofagasta is a UK-listed mining group based in Chile. In addition to copper mining, its interests include rail and road transport operations and a 33.6 per cent interest in Quiñenco S.A. (LQ – NYSE).

Enquiries to:

Hussein Barma
Chief Financial Officer
Email: hbarma@antofagasta.co.uk
Tel: +44 20 7374 8091

Philip Adeane
Managing Director
Email: itrevor@antofagasta.co.uk
Tel: +44 20 7374 8091

Issued by:

Keith Irons
Bankside Consultants Ltd
Tel: +44 20 7220 7477
Email: keith@bankside.com

DIRECTORS' COMMENTS for the half year to 30 June 2000

After the successful commissioning of the new Los Pelambres mine at the start of this year, the Group increased its copper production to 30 June 2000 to 167,700 tonnes compared with 30,500 tonnes in the same period last year. The average copper price also improved to 80 cents per pound compared to 65 cents per pound in the first six months of 1999. Principally as a result of these factors, Group turnover increased from US$70.7 million to US$316.2 million and Group profit before tax increased from US$18.2 million to US$100.0 million.

Interim Review of Operations

Los Pelambres

The development of the Group's 60 per cent owned Los Pelambres mine, which began in November 1997, was completed on schedule in the first quarter of 2000 and within the original US$1.36 billion budget. Production of concentrates started ahead of schedule in November 1999 and first shipments from its new Punta Chungo port facility at Los Vilos started in January 2000. Los Pelambres produced 141,200 tonnes of copper in concentrates and shipped 128,200 tonnes in the six months to June. Low treatment and refining charges this year have contributed to low average cash costs of 35.4 cents per pound, with total costs after depreciation and financial expenses amounting to 60.7 cents per pound. These factors enabled Los Pelambres to contribute US$54.6 million to Group profit before tax.

On 10 July, the Group was released from all obligations under the Project Completion Guarantee. This guarantee, to ensure timely construction and start-up of operations, was issued by the Group and its Japanese partners in favour of the banks and institutions which financed the development. Los Pelambres' borrowings are now non-recourse and the Group's US$133 million escrow account and the charge over its 33.6 per cent interest in Quiñenco S.A. which were established to secure the Completion Guarantee have been released. In July, a four-year collective bargaining agreement was reached with Los Pelambres' labour unions.

Los Pelambres exceeded its planned capacity of 85,000 tonnes per day (tpd) in February and averaged 87,400 tpd in the first six months. Average processing levels in July were 90,000 tpd, and Los Pelambres is seeking to further optimise existing capacity by the end of the year. As a result of these higher processing levels, copper production this year is expected to be approximately 300,000 tonnes compared with an original forecast of 275,000 tonnes. Los Pelambres is also evaluating the advantages of expanding production capacity and a decision on the size of any expansion is expected in the following months.

DIRECTORS' COMMENTS for the half year to 30 June 2000 - continued...

El Tesoro

Construction began in November 1999 at the El Tesoro project, immediately following completion of the US$205 million project financing agreements. At the end of June, US$105 million of the total US$296 million budget had been spent and US$70.5 million drawn down from the financing facilities. The project remains on budget with 40 per cent completed by June and first production is expected in May 2001. El Tesoro will be a heap-leach SX-EW operation with an annual production of 75,000 tonnes and average cash costs of 40 cents per pound in the first five years. This will place the El Tesoro mine among the lowest cash cost producers worldwide. El Tesoro is owned 61 per cent by the Group and 39 per cent by Equatorial Mining Ltd, a subsidiary of AMP.

Michilla

Michilla's new mine plan has extended its operations to 2007. Reserves are now 28.3 million tonnes with an average copper grade of 1.28 per cent. The mine plan involves expanding the existing open pit by successive Phases as well as continuing the operation of the underground mine. During this period total capital expenditures will amount to US$36 million in mine expansion and plant upgrading. Michilla is continuing its exploration programme to identify additional reserves.

Cathode production to June was 25,400 tonnes compared with 25,700 tonnes in 1999. The concentrator produced a final 1,100 tonnes prior to being mothballed in February 2000 (1999 half-year - 4,800 tonnes). Today, sulphide as well as oxide ores are being treated by leaching rather than using the traditional flotation method for sulphides. Cash costs at Michilla increased to 59.4 cents per pound compared with 55.9 cents per pound in the same period last year, due to a higher waste to ore ratio during the present expansion of the open pit. Total costs were 78.8 cents per pound compared with 68.6 cents in 1999 due to the adoption of more conservative depreciation policies in 2000. A hedging programme involving 12,500 tonnes of copper until May 2000 was implemented in March 1999 at an average price of 71.8 cents per pound. This was done during a period of copper price weakness, which contributed to an operating loss of US$1.6 million. Michilla is cash positive, having low debt levels and low on-going capital expenditure requirements and made a distribution of US$18.3 million to its shareholders in May. Future production is currently unhedged and reflects the stronger outlook for copper prices.

DIRECTORS' COMMENTS for the half year to 30 June 2000 - continued...

Exploration

The Group continued with its exploration programmes in Peru and Chile, spending US$2.4 million in the first six months of the year. The two main targets were the Magistral prospect in Peru and the area surrounding the El Tesoro properties near Calama in Chile. At Magistral, the Phase 2 drilling programme was completed in August and a mineral resource calculation is now in progress. The Group is financing the drilling programme over three years in order to acquire a 51 per cent interest in the project. This will increase to a 65 per cent interest on completion of a feasibility study. In Chile, further exploration also demonstrated the presence of a copper-gold porphyry resource at Esperanza which is located south of the Tesoro-NE deposit, containing 10 million tonnes of copper oxides with an average copper grade of 0.62 per cent and 150 million tonnes of copper sulphides, with an average copper grade of 0.81 per cent and 0.46 grammes of gold per ton.

Transport and other services

Tonnage carried in the first six months this year increased by 7 per cent to 1.6 million tons compared to 1.5 million tons in 1999 while ton-kilometres increased 11 per cent. Turnover from the Group's transport operations based in northern Chile increased from US$25.6 million to US$28.1 million and operating profits from US$9.6 million to US$10.7 million. Planned production increases at existing mines such as El Abra and Escondida indicate that current tonnage levels can be maintained for the next few years.

The Group restructured its investment in the Bolivian Railway network by exchanging its 12 per cent interest in the Oriental Railway for an increased stake in the Andino Railway, which connects directly to the FCAB network in Chile. The Group now controls 50% of the Andino, the results of which have been consolidated from the beginning of the year. The Andino contributed US$5.8 million to turnover and US$1.1 million to operating profit in the first six months of the year.

Investments

The Group holds a 33.6 per cent interest in Quiñenco S.A., a diversified industrial and financial group listed in Santiago and New York with interests in the Southern Cone and Brazil. Income from Quiñenco is accounted for on a dividends-received basis and in May 2000 the Group received US$31.3 million (1999 – US$5.5 million). This represents a distribution of 30 per cent of Quineñco's previous year's profits after tax and minorities, which included the profit on the sale of its banking and cable television interests. Difficult economic conditions throughout the region persisted longer into 2000 than anticipated and resulted in Quiñenco reporting a loss after tax and minorities of US$12.6 million to June 2000. Nevertheless, underlying operating performance by its subsidiaries has begun to improve as the Chilean economy begins to emerge from recession. Operating profit was US$11.7 million compared with a loss of US$17.3 million in the same period in 1999. The market value of the Group's holding in Quiñenco was US$353.8 million at 30 June 2000 and US$342.5 million at 28 August 2000.

DIRECTORS' COMMENTS for the half year to 30 June 2000 - continued...

Interim Financial Review

Results

Profit before tax rose from US$18.2 million in the first six months of 1999 to US$100.0 million in 2000, an increase of 449 per cent and earnings per share rose from 8.0 cents to 36.4 cents, an increase of 355 per cent. The significant improvement came mainly from the production at Los Pelambres helped by higher copper prices and an increased dividend from Quiñenco.

Turnover increased from US$70.7 million to US$316.2 million, of which US$282.3 million was from the mining division and US$33.9 million from the transport division. Mining revenues included US$238.9 million from Los Pelambres and transport revenues included US$28.1 million from existing operations in Chile.

Operating profits increased from US$3.2 million to US$92.1 million, including US$88.4 million in respect of Los Pelambres. The operating profit from the transport division was US$11.8 million which included a contribution of US$10.7 million from Chile. Operating profit is stated after depreciation and amortisation costs of US$54.6 million (1999 half-year - US$10.5 million).

Income from fixed asset investments increased from US$5.6 million to US$31.4 million, due to the higher dividend received from Quiñenco.

During the year, the Group sold surplus assets from its El Chacay mine, resulting in a profit of US$3.9 million (US$3.3 million after tax). This amount has been separately disclosed as an exceptional item.

Net interest expense was US$27.4 million, compared with net interest income of US$8.4 million in the 1999 half-year. This included interest costs of US$36.5 million relating to Los Pelambres. During 1999, these costs were capitalised while the project remained under development. Interest costs in El Tesoro will continue to be capitalised until a commercial level of operations has been achieved during 2001.

Tax amounted to US$10.4 million, representing an effective tax rate (including deferred tax) of 10.4 per cent, compared with the statutory Chilean tax rate of 15 per cent. The lower tax rate arises mainly because the dividend from Quiñenco is paid out of its post-tax profits and is not subject to further tax on receipt. Excluding this dividend, the effective tax rate would have been 15.2 per cent.

DIRECTORS' COMMENTS for the half year to 30 June 2000 - continued...

Cash Flows

Net cash inflow from operating activities increased to US$91.4 million in the first six months of 2000 from US$15.2 million in 1999. Net cash inflow was affected by the build-up of stocks and debtors as part of the Los Pelambres start-up, and excluding working capital movements, cash inflow would have been US$149.6 million (1999 half-year – US$14.2 million).

Net capital expenditures in the period were US$165.8 million, compared with US$301.1 million in 1999 half-year when Los Pelambres remained under development. Amounts spent in 2000 relate mainly to the El Tesoro project and final construction costs in the first quarter, at Los Pelambres.

Cash and debt

At 30 June 2000, the Group had cash and deposits of US$344.4 million (1999 – US$292.0 million). This includes US$79.5 million held by El Tesoro to fund its development costs and US$131.9 million belonging to Antogasta plc and held in escrow under the Los Pelambres project financing arrangements released on 10 July. Accrued interest on the escrow account was US$1.0 million. On 23 August 2000, US$56.5 million was paid to AMP for funding the Group's share of El Tesoro's development costs.

The Group had total borrowings at 30 June of US$1,162.7 million (1999 – US$692.9 million). These included US$946.0 million provided to Los Pelambres under its project financing arrangements, of which 40 per cent is attributable to minority shareholders. These Los Pelambres borrowings are now non-recourse. Group borrowings included US$70.5 million drawn down to date by El Tesoro under its project financing arrangements, of which 39 per cent is attributable to minority shareholders. These borrowings will become non-recourse when the El Tesoro project satisfies its completion test, expected 2002. Group borrowings also included US$130.1 million provided to Los Pelambres and El Tesoro in the form of subordinated loans and, as explained above, part of this has since been paid to AMP. In addition to interest already being serviced, Los Pelambres will start repaying the principal amount of its project debt in semi-annual instalments. The first repayment of US$44.8 million is due in December this year. After this, the Group's total borrowings are expected to reduce progressively.

Balance Sheet

Shareholders' funds increased from US$887.3 million at the beginning of the year to US$947.0 million, reflecting mainly profit after tax and minorities for the period.

Minority interests increased from US$216.3 million at the beginning of the year to US$250.4 million. This resulted from the acquisition and consolidation of the Andino, further contributions from minority shareholders to complete the Los Pelambres project and share of profit after tax.

DIRECTORS' COMMENTS for the half year to 30 June 2000 - continued...

Dividends

An interim dividend of 3.25p (1999 interim – 2.25p) will be paid on 13 October 2000 to ordinary shareholders on the Register at the close of business on 15 September 2000.

Current trading prospects

The outlook for the world economy remains favourable with continued growth in the United States, improving industrial production in Europe and Japan and further recovery in the largest emerging Asian economies. Copper prices have continued to improve and LME inventory levels have declined steadily from a high of 843,000 tonnes in March 2000 to 453,000 tonnes on 28 August. Copper prices averaged 80 cents in the first six months of this year (1999 first six months 65 cents), and are now approximately 84 cents. There is a growing consensus among commodity analysts that the copper market is now in deficit and that copper prices should continue to improve. With the start-up of operations at Los Pelambres, Group copper production is expected to be 350,000 tonnes this year and to exceed 400,000 tonnes next year when El Tesoro enters production. Following its transformation into a major low-cost producer, the Group is well placed to benefit from any further improvement in copper prices.

4 September 2000

Antofagasta plc

Group Profit and Loss Account – Dollars

	Notes	Unaudited half year to 30.6.00 Before excepl items US$'m	Excepl items Note 5 US$'m	Total US$'m	Unaudited half year to 30.6.99 US$'m	Audited year to 31.12.99 Before excepl items US$'m	Excepl items Note 5 US$'m	Total US$'m
Turnover								
Continuing operations		310.4	-	310.4	70.7	145.5	-	145.5
Acquisitions	10	5.8	-	5.8	-	-	-	-
	3	316.2	-	316.2	70.7	145.5	-	145.5
Operating profit/(loss)								
Continuing operations		91.0	-	91.0	3.2	10.0	(18.6)	(8.6)
Acquisitions	10	1.1	-	1.1	-	-	-	-
	3,4	92.1	-	92.1	3.2	10.0	(18.6)	(8.6)
Share of operating profit in associates		-	-	-	0.9	1.7	-	1.7
Profit on disposal of fixed assets		-	3.9	3.9	-	-	-	-
Income from other fixed asset investments		31.4	-	31.4	5.6	5.4	-	5.4
Net interest (payable)/receivable								
Group		(27.4)	-	(27.4)	8.4	14.4	-	14.4
Associates		-	-	-	0.1	0.3	-	0.3
Profit before tax	5	96.1	3.9	100.0	18.2	31.8	(18.6)	13.2
Tax								
Group	6	(9.8)	(0.6)	(10.4)	(2.9)	(4.2)	2.8	(1.4)
Associates	6	-	-	-	(0.4)	(0.5)	-	(0.5)
Profit after tax		86.3	3.3	89.6	14.9	27.1	(15.8)	11.3
Minority interests – equity		(17.7)	-	(17.7)	0.3	(0.9)	5.5	4.6
Profit for the financial period		68.6	3.3	71.9	15.2	26.2	(10.3)	15.9
Dividends								
Preference – non equity		(0.1)	-	(0.1)	(0.1)	(0.2)	-	(0.2)
Ordinary - equity	8	(9.7)	-	(9.7)	(7.0)	(25.4)	-	(25.4)
Retained profit/(loss)		58.8	3.3	62.1	8.1	0.6	(10.3)	(9.7)
Earnings per share	7	34.7c		36.4c	8.0c	13.5c		8.1c

There were no exceptional items in the six months to 30 June 1999.

Other recognised gains and losses

Other recognised gains and losses in the period (exchange differences) amounted to a gain of US$15.0 million (1999 half year – a gain of US$10.8 million), and are shown in Note 14 together with other movements in shareholders' funds.

Group Profit and Loss Account – Sterling

	Notes	Unaudited half year to 30.6.00 Before excepl items £'m	Excepl items Note 5 £'m	Total £'m	Unaudited half year to 30.6.99 £'m	Audited year to 31.12.99 Before excepl items £'m	Excepl items Note 5 £'m	Total £'m
Turnover								
Continuing operations		**198.1**	**-**	**198.1**	43.5	89.8	-	89.8
Acquisitions	**10**	**3.7**	**-**	**3.7**	-	-	-	-
	3	**201.8**	**-**	**201.8**	43.5	89.8	-	89.8
Operating profit/(loss)								
Continuing operations		**58.0**	**-**	**58.0**	1.9	6.2	(11.5)	(5.3)
Acquisitions	**10**	**0.7**	**-**	**0.7**	-	-	-	-
	3, 4	**58.7**	**-**	**58.7**	1.9	6.2	(11.5)	(5.3)
Share of operating profit in associates		**-**	**-**	**-**	0.6	1.0	-	1.0
Profit on disposal of fixed assets		**-**	**2.5**	**2.5**	-	-	-	-
Income from other fixed asset investments		**20.0**	**-**	**20.0**	3.4	3.3	-	3.3
Net interest (payable)/receivable								
Group		**(17.4)**	**-**	**(17.4)**	5.2	8.9	-	8.9
Associates		**-**	**-**	**-**	0.1	0.2	-	0.2
Profit before tax	5	**61.3**	**2.5**	**63.8**	11.2	19.6	(11.5)	8.1
Tax								
Group	**6**	**(6.2)**	**(0.4)**	**(6.6)**	(1.8)	(2.7)	1.8	(0.9)
Associates	**6**	**-**	**-**	**-**	(0.2)	(0.3)	-	(0.3)
Profit after tax		**55.1**	**2.1**	**57.2**	9.2	16.6	(9.7)	6.9
Minority interests – equity		**(11.3)**	**-**	**(11.3)**	0.1	(0.6)	3.4	2.8
Profit for the financial period		**43.8**	**2.1**	**45.9**	9.3	16.0	(6.3)	9.7
Dividends								
Preference – non equity		**(0.1)**	**-**	**(0.1)**	(0.1)	(0.1)	-	(0.1)
Ordinary – equity	**8**	**(6.4)**	**-**	**(6.4)**	(4.4)	(15.8)	-	(15.8)
Retained profit/(loss)		**37.3**	**2.1**	**39.4**	4.8	0.1	(6.3)	(6.2)
Earnings per share	**7**	**22.2p**		**23.2p**	4.8p	8.2p		5.0p
Dividend per share	**8**			**3.25p**	2.25p			8.0p

There were no exceptional items in the six months to 30 June 1999.

Other recognised gains and losses

Other recognised gains and losses in the period (exchange differences) amounted to a gain of £24.1 million (1999 half year – a gain of £16.8 million), and are shown in Note 14 together with other movements in shareholders' funds.

Group Balance Sheet

	Notes	US Dollars			Sterling		
		Unaudited 30.6.00 US$'m	Unaudited 30.6.99 US$'m	Audited year to 31.12.99 US$'m	**Unaudited 30.6.00 £'m**	Unaudited 30.6.99 £'m	Audited year to 31.12.99 £'m
Fixed assets							
Tangible fixed assets	9	**1,799.5**	1,265.7	1,635.8	**1,186.0**	801.0	1,016.6
Investments in associates	10	**-**	19.7	20.6	**-**	12.7	13.2
Other investments	11	**185.8**	186.0	185.8	**108.3**	108.4	108.3
		1,985.3	1,471.4	1,842.2	**1,294.3**	922.1	1,138.1
Current assets							
Stocks		**52.8**	10.8	32.4	**34.9**	6.8	20.1
Debtors		**115.5**	76.0	76.1	**76.3**	48.0	47.3
Current asset investments (including time deposits)		**338.8**	291.0	328.4	**223.8**	184.2	204.0
Cash at bank and in hand		**5.6**	1.0	3.2	**3.7**	0.7	2.0
		512.7	378.8	440.1	**338.7**	239.7	273.4
Creditors – amounts falling due within one year							
Trade and other creditors		**(67.8)**	(79.9)	(79.0)	**(44.7)**	(50.6)	(49.2)
Loans	12	**(122.4)**	(1.7)	(64.8)	**(80.9)**	(1.1)	(40.1)
Dividends		**(9.7)**	(8.3)	(18.3)	**(6.4)**	(5.2)	(11.3)
		(199.9)	(89.9)	(162.1)	**(132.0)**	(56.9)	(100.6)
Net current assets		**312.8**	288.9	278.0	**206.7**	182.8	172.8
Total assets less current liabilities		**2,298.1**	1,760.3	2,120.2	**1,501.0**	1,104.9	1,310.9
Creditors – amounts falling due after more than one year							
Other creditors		**(30.0)**	-	-	**(19.8)**	-	-
Loans	12	**(1,040.3)**	(691.2)	(1,006.3)	**(687.1)**	(437.5)	(625.0)
Provisions for liabilities and charges	13	**(30.4)**	(9.8)	(10.3)	**(20.1)**	(6.2)	(6.4)
		1,197.4	1,059.3	1,103.6	**774.0**	661.2	679.5
Capital and reserves							
Called up share capital		**18.0**	18.2	19.1	**11.9**	11.5	11.9
Share premium		**256.5**	231.6	272.8	**169.4**	146.6	169.4
Reserves		**672.5**	620.1	595.4	**427.3**	383.1	363.8
Shareholders' funds	14	**947.0**	869.9	887.3	**608.6**	541.2	545.1
Minority interests		**250.4**	189.4	216.3	**165.4**	120.0	134.4
		1,197.4	1,059.3	1,103.6	**774.0**	661.2	679.5

Approved by the Board of Directors on 4 September 2000.

P J Adeane, Director.

Group Cash Flow Statement

	Notes	US Dollars			Sterling		
		Unaudited half year to 30.6.00 US$'m	Unaudited half year to 30.6.99 US$'m	Audited year to 31.12.99 US$'m	**Unaudited half year to 30.6.00 £'m**	Unauditedh alf year to 30.6.99 £'m	Audited year to 31.12.99 £'m
Net cash inflow from operating activities	15	**91.4**	15.2	4.3	**58.3**	9.2	2.8
Returns on investment and servicing of finance							
Dividends received from associates		-	1.3	1.3	-	0.8	0.8
Dividends received from other fixed asset investments		**31.4**	5.6	5.4	**20.0**	3.4	3.3
Interest received (including capitalised interest)		**13.5**	9.6	19.6	**8.6**	5.7	12.2
Interest paid (including capitalised interest)		**(35.5)**	(16.0)	(39.6)	**(22.7)**	(9.9)	(24.5)
Dividends paid to minority interests		**(4.1)**	-	-	**(2.6)**	-	-
Preference dividends paid		**(0.1)**	(0.1)	(0.2)	**(0.1)**	(0.1)	(0.1)
Net cash inflow/(outflow) from returns on investment and servicing of finance		**5.2**	0.4	(13.5)	**3.2**	(0.1)	(8.3)
Tax paid		**(1.6)**	(2.6)	(4.5)	**(1.0)**	(1.6)	(2.8)
Net cash outflow from capital expenditure and financial investment		**(165.8)**	(301.1)	(600.6)	**(105.8)**	(186.0)	(370.6)
Acquisitions and disposals							
Net cash balances acquired with subsidiary		**0.9**	-	-	**0.5**	-	-
Equity dividends paid		**(17.2)**	(15.8)	(24.3)	**(11.3)**	(9.5)	(14.8)
Cash outflow before management of liquid resources		**(87.1)**	(303.9)	(638.6)	**(56.1)**	(188.0)	(393.7)
Management of liquid resources							
Net (increase)/decrease in time deposits		**(1.9)**	91.9	55.4	**(1.3)**	56.6	34.2
Financing							
Contribution from minority interests		**7.9**	30.4	65.5	**5.1**	18.8	40.4
Net other borrowings in period		**86.7**	178.9	517.2	**55.3**	110.4	319.3
Net cash inflow from financing		**94.6**	209.3	582.7	**60.4**	129.2	359.7
Net cash inflow/(outflow) in the period	16	**5.6**	(2.7)	(0.5)	**3.0**	(2.2)	0.2

Notes

1 Accounting policies

The profit and loss account, balance sheet and cash flow statement for the half year to 30 June 2000 have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year to 31 December 1999.

2 Production

The Group announced second quarter production volumes and quantities on 31 July 2000. Production information on mining operations for the first six months may be summarised as follows:

a) Tonnes of copper produced (neither audited nor reviewed)

	Half year to 30.6.00 '000 tonnes	Half year to 30.6.99 '000 tonnes	Year to 31.12.99 '000 tonnes
Los Pelambres			
Copper in concentrates	**141.2**	-	-
Michilla			
Copper cathodes	**25.4**	25.7	51.3
Copper in concentrates	**1.1**	4.8	9.2
Group total	**167.7**	30.5	60.5

b) Cash costs per pound (neither audited nor reviewed)

	Half year to 30.6.00 cents	Half year to 30.6.99 cents	Year to 31.12.99 cents
Los Pelambres	**35.4**	-	-
Michilla	**59.4**	55.9	55.4
Group weighted average	**39.2**	55.9	55.4

3 Segmental analysis

a) Turnover by geographical destination

	US Dollars			**Sterling**		
	Unaudited half year to:		Audited year to	Unaudited half year to:		Audited year to
	30.6.00 US$'m	30.6.99 US$'m	31.12.99 US$'m	**30.6.00 £'m**	30.6.99 £'m	31.12.99 £'m
UK	**1.0**	4.3	7.9	**0.6**	2.6	4.9
Rest of Europe	**61.4**	25.8	41.3	**39.2**	15.9	25.5
Chile	**33.0**	23.8	45.7	**21.1**	14.6	28.3
Rest of Latin America	**28.4**	13.9	33.2	**18.1**	8.6	20.5
North America	**9.4**	-	2.8	**6.0**	-	1.7
Asia Pacific / other	**183.0**	2.9	14.6	**116.8**	1.8	8.9
	316.2	70.7	145.5	**201.8**	43.5	89.8

3 Segmental analysis (continued)

b) Turnover and operating profit before exceptional items by class of business and geographical location

Operations are based in Chile, except where stated below. Turnover and operating profit before exceptional items can be analysed as follows:

	US Dollars			Sterling		
	Unaudited half year to:		Audited year to	Unaudited half year to:		Audited year to
	30.6.00	30.6.99	31.12.99	**30.6.00**	30.6.99	31.12.99
	US$'m	US$'m	US$'m	**£'m**	£'m	£'m
Turnover						
Mining	**282.3**	45.1	93.6	**180.1**	27.9	57.8
Transport and other services						
- Chile	**28.1**	25.6	51.9	**18.0**	15.6	32.0
- Bolivia (acquisitions)	**5.8**	-	-	**3.7**	-	-
	316.2	70.7	145.5	**201.8**	43.5	89.8
Operating profit before exceptional items						
Mining	**80.3**	(6.4)	(9.2)	**51.3**	(3.9)	(5.6)
Transport and other services						
- Chile	**10.7**	9.6	19.2	**6.7**	5.8	11.8
- Bolivia (acquisitions)	**1.1**	-	-	**0.7**	-	-
	92.1	3.2	10.0	**58.7**	1.9	6.2

Details of exceptional items affecting operating profit are given in Note 5.

4 Operating profit / (loss)

	US Dollars			Sterling		
	Unaudited half year to:		Audited year to	Unaudited half year to:		Audited year to
	30.6.00	30.6.99	31.12.99	**30.6.00**	30.6.99	31.12.99
	US$'m	US$'m	US$'m	**£'m**	£'m	£'m
Turnover	**316.2**	70.7	145.5	**201.8**	43.5	89.8
Cost of sales	**(180.8)**	(47.5)	(95.2)	**(115.4)**	(29.3)	(58.8)
Gross profit	**135.4**	23.2	50.3	**86.4**	14.2	31.0
Exceptional items	-	-	(18.6)	-	-	(11.5)
Administrative expenses	**(40.4)**	(18.7)	(36.5)	**(25.8)**	(11.5)	(22.5)
Severance charges	**(0.6)**	(0.4)	(1.1)	**(0.4)**	(0.2)	(0.7)
Exploration costs	**(2.4)**	(0.9)	(3.3)	**(1.5)**	(0.6)	(2.0)
Other net operating income	**0.1**	-	0.6	-	-	0.4
Operating profit/(loss)	**92.1**	3.2	(8.6)	**58.7**	1.9	(5.3)

Depreciation and amortisation costs amounted to US$54.6 million (£34.9 million; 1999 half year - US$10.5 million; £6.4 million). Of this amount, US$46.3 million (£29.6 million; 1999 half year - US$5.1 million; £3.1 million) is included in cost of sales and US$8.3 million (£5.3 million; 1999 half year - US$5.4 million; £3.3 million) is included in administrative expenses.

5 Exceptional items

	US Dollars			Sterling		
	Unaudited half year to:		Audited year to	Unaudited half year to:		Audited year to
	30.6.00 US$'m	30.6.99 US$'m	31.12.99 US$'m	**30.6.00 £'m**	30.6.99 £'m	31.12.99 £'m
Operating						
Provision for write-down of mining assets and stocks	-	-	(12.0)	-	-	(7.4)
Non-incremental overhead costs incurred in the course of mining development	-	-	(6.6)	-	-	(4.1)
Non-operating						
Profit on disposal of fixed assets at El Chacay	**3.9**	-	-	**2.5**	-	-
	3.9	-	(18.6)	**2.5**	-	(11.5)
Tax effect	**(0.6)**	-	2.8	**(0.4)**	-	1.8
Minority interest effect	-	-	5.5	-	-	3.4
	3.3	-	(10.3)	**2.1**	-	(6.3)

6 Tax

The tax charge of US$10.4 million (£6.6 million; 1999 half year – US$ 3.3 million; £2.0 million) represents an effective rate of 10.4 per cent (1999 half year – 18.1 per cent) on profit before tax, as compared with the Chilean statutory tax rate of 15 per cent. The lower effective tax rate arises principally because the dividend of US$31.3 million (£19.9 million) received from Quiñenco is paid out of Quiñenco's post-tax profits and is not subject to further tax on receipt.

7 Earnings per share

Earnings per share is calculated on profit after tax, minority interest and preference dividends giving adjusted earnings of US$71.8 million (£45.8 million; 1999 half year – US$15.1 million ; £9.2 million) and based on 197,171,399 (1999 half year – 190,171,399) ordinary shares in issue throughout the period. Earnings per share excluding exceptional items is calculated on the same basis but excluding a gain on exceptional items of US$3.3 million (£2.1 million; 1999 half year – nil).

8 Dividends

The Board has declared an interim dividend of 3.25p (1999 half year – 2.25p) per ordinary share for payment on 13 October 2000 to shareholders on the Register at the close of business on 15 September 2000. Dividends are declared gross, but dividends payable to United Kingdom shareholders will be paid net of witholding tax.

9 Tangible fixed assets

	US Dollars				
Net book value	Freehold land and buildings US$'m	Permanent way and works US$'m	Rolling stock, plant, machinery and water distribution US$'m	Mining US$'m	Total US$'m
1 January 2000	30.6	33.3	39.4	1,532.5	1,635.8
Acquisition	-	9.5	16.8	-	26.3
Additions	-	0.4	2.0	192.9	195.3
Disposals	-	-	(0.1)	(3.3)	(3.4)
Depreciation	(0.2)	(0.9)	(2.1)	(51.4)	(54.6)
Exchange	0.1	-	-	-	0.1
30 June 2000 (unaudited)	**30.5**	**42.3**	**56.0**	**1,670.7**	**1,799.5**

	Sterling				
Net book value	Freehold land and buildings £'m	Permanent way and works £'m	Rolling stock, plant, machinery and water distribution £'m	Mining £'m	Total £'m
1 January 2000	19.2	21.5	24.1	951.8	1,016.6
Acquisition	-	5.9	10.4	-	16.3
Additions	-	0.2	1.3	123.2	124.7
Disposals	-	-	(0.1)	(2.1)	(2.2)
Depreciation	(0.1)	(0.6)	(1.4)	(32.8)	(34.9)
Exchange	0.7	0.4	0.9	63.5	65.5
30 June 2000 (unaudited)	**19.8**	**27.4**	**35.2**	**1,103.6**	**1,186.0**

10 Disposal of associate and acquisition of subsidiary

Investments in associates	US$'m	£'m
1 January 2000	20.6	13.2
Transferred to investments in subsidiaries and consolidated	(20.6)	(13.2)
30 June 2000 (unaudited)	-	-

At 31 December 1999, the Group held a 36.5% interest in Empresa Ferroviaria Andina S.A. ("Andino") and a 12 per cent interest in Empresa Ferroviaria Oriental S.A. ("Oriental"), rail networks operating in Bolivia. These investments were jointly controlled by the Group and its strategic partner, the Cruz Blanca group, which held 13.5 per cent of the Andino and 38 per cent of the Oriental. At the beginning of 2000, the Group exchanged its interest in the Oriental for Cruz Blanca's interest in the Andino. The Group now holds 50 per cent of the Andino and no longer has an interest in the Oriental. The Group exercises management control over the Andino and has the right to appoint the majority of the company's board. Accordingly this investment has been treated as a subsidiary and consolidated from 1 January 2000. Turnover and operating profit for the Andino have been disclosed as acquisitions in the profit and loss account.

11 Other investments

	US$'m	£'m
1 January 2000 and 30 June 2000 (unaudited)	**185.8**	**108.3**

The book value of quoted investments at 30 June 2000 included above was US$185.5 million, and the corresponding market value was US$357.3 million (1999 half year – US$ 344.4 million). These investments include a 33.61 per cent interest in Quiñenco S.A.

12 Loans

	US Dollars			Sterling		
	Unaudited half year to: **30.6.00 US$'m**	30.6.99 US$'m	Audited year to 31.12.99 US$'m	Unaudited half year to: **30.6.00 £'m**	30.6.99 £'m	Audited year to 31.12.99 £'m
Los Pelambres						
- Loans	**(946.0)**	(677.0)	(902.8)	**(624.9)**	(428.5)	(560.7)
- Subordinated debt	**(31.2)**	-	(34.7)	**(20.6)**	-	(21.5)
El Tesoro						
- Loans	**(70.5)**	-	(25.2)	**(46.6)**	-	(15.7)
- Subordinated debt	**(98.9)**	-	(94.9)	**(65.3)**	-	(58.9)
Michilla						
- Finance leases	**(1.1)**	(1.2)	(1.2)	**(0.7)**	(0.8)	(0.7)
- Loans	**(0.1)**	(0.6)	(0.2)	**(0.1)**	(0.4)	(0.1)
Railway						
- Loans (Chile)	**(11.1)**	(14.1)	(12.1)	**(7.3)**	(8.9)	(7.5)
- Loans (Bolivia)	**(3.8)**	-	-	**(2.5)**	-	-
	(1,162.7)	(692.9)	(1,071.1)	**(768.0)**	(438.6)	(665.1)

At the end of 1999, certain balances were reclassified from minority interests to subordinated debt. The amount reclassified (included in minority interests at 30 June 1999) was US$26.6 million (£16.0 million).

Maturity of borrowings:

	US Dollars			Sterling		
	Unaudited half year to: **30.6.00 US$'m**	30.6.99 US$'m	Audited year to 31.12.99 US$'m	Unaudited half year to: **30.6.00 £'m**	30.6.99 £'m	Audited year to 31.12.99 £'m
Due within one year	**(122.4)**	(1.7)	(64.8)	**(80.9)**	(1.1)	(40.1)
Due after more than one year	**(1,040.3)**	(691.2)	(1,006.3)	**(687.1)**	(437.5)	(625.0)
	(1,162.7)	(692.9)	(1,071.1)	**(768.0)**	(438.6)	(665.1)

13 Provisions for liabilities and charges

	US Dollars			
	Site rehabilitation US$'m	Severance indemnities US$'m	Deferred tax US$'m	Total US$'m
1 January 2000	(3.1)	(7.2)	-	(10.3)
Reclassification	-	-	(7.0)	(7.0)
Acquisition	-	(1.7)	-	(1.7)
Charge to operating profit in period	(1.6)	(0.6)	-	(2.2)
Release of discount to net interest in period	(0.1)	(0.2)	-	(0.3)
Charge to tax on profit in period	-	-	(9.0)	(9.0)
Exchange	-	0.1	-	0.1
30 June 2000 (unaudited)	**(4.8)**	**(9.6)**	**(16.0)**	**(30.4)**

	Sterling			
	Site rehabilitation £'m	Severance indemnities £'m	Deferred tax £'m	Total £'m
1 January 2000	(1.9)	(4.5)	-	(6.4)
Reclassification	-	-	(4.3)	(4.3)
Acquisition	-	(1.0)	-	(1.0)
Charge to operating profit in period	(1.0)	(0.4)	-	(1.4)
Release of discount to net interest in period	(0.1)	(0.1)	-	(0.2)
Charge to tax on profit in period	-	-	(5.7)	(5.7)
Exchange	(0.2)	(0.3)	(0.6)	(1.1)
30 June 2000 (unaudited)	**(3.2)**	**(6.3)**	**(10.6)**	**(20.1)**

Deferred tax balances were previously netted off against corporation tax debtor and creditor balances. These have been reclassified and separately disclosed in provisions for liabilities and charges above.

14 Reconciliation of movements in shareholders' funds

	US Dollars			Sterling		
	Unaudited half year to:		Audited year to	Unaudited half year to:		Audited year to
	30.6.00 US$'m	30.6.99 US$'m	31.12.99 US$'m	**30.6.00 £'m**	30.6.99 £'m	31.12.99 £'m
Profit for the financial period	**71.9**	15.2	15.9	**45.9**	9.3	9.7
Other recognised gains relating to the period						
- currency translation adjustment	**15.0**	10.8	3.9	**24.1**	16.8	8.5
Total recognised gains and losses	**86.9**	26.0	19.8	**70.0**	26.1	18.2
Dividends	**(9.8)**	(7.1)	(25.6)	**(6.5)**	(4.5)	(15.9)
	77.1	18.9	(5.8)	**63.5**	21.6	2.3
Issue of ordinary shares	**-**	-	0.6	**-**	-	0.4
Share premium on issue	**-**	-	37.0	**-**	-	22.8
Exchange movement on sterling denominated share capital and share premium	**(17.4)**	(12.7)	(8.2)	**-**	-	-
Opening shareholders' funds	**887.3**	863.7	863.7	**545.1**	519.6	519.6
Closing shareholders' funds	**947.0**	869.9	887.3	**608.6**	541.2	545.1

15 Reconciliation of operating profit / (loss) to net cash inflow from operating activities

	US Dollars			Sterling		
	Unaudited half year to:		Audited year to	Unaudited half year to:		Audited year to
	30.6.00 US$'m	30.6.99 US$'m	31.12.99 US$'m	**30.6.00 £'m**	30.6.99 £'m	31.12.99 £'m
Operating profit/(loss)	**92.1**	3.2	(8.6)	**58.7**	1.9	(5.3)
Depreciation	**54.6**	10.5	22.4	**34.9**	6.4	13.9
Loss on disposal of tangible fixed assets	**2.9**	0.5	12.3	**1.9**	0.3	7.6
(Increase)/decrease in stocks	**(15.5)**	0.7	(20.9)	**(9.9)**	0.4	(12.9)
(Increase)/decrease in debtors	**(71.6)**	0.8	(0.1)	**(45.7)**	0.7	(0.1)
Increase/(decrease) in creditors and provisions	**28.9**	(0.5)	(0.8)	**18.4**	(0.5)	(0.4)
Net cash inflow from operating activities	**91.4**	15.2	4.3	**58.3**	9.2	2.8

16 Reconciliation of net cash flow to movement in net debt

	US Dollars			Sterling		
	Unaudited half year to:		Audited year to	Unaudited half year to:		Audited year to
	30.6.00 US$'m	30.6.99 US$'m	31.12.99 US$'m	**30.6.00 £'m**	30.6.99 £'m	31.12.99 £'m
Net cash (outflow)/inflow in the period	**5.6**	(2.7)	(0.5)	**3.0**	(2.2)	0.2
Cash inflow from increase in debt	**(86.7)**	(178.9)	(517.2)	**(55.3)**	(110.4)	(319.3)
Cash outflow/(inflow) from increase/(decrease) in liquid resources	**1.9**	(91.9)	(55.4)	**1.3**	(56.6)	(34.2)
Change in net debt resulting from cash flows	**(79.2)**	(273.5)	(573.1)	**(51.0)**	(169.2)	(353.3)
Acquisition	**5.1**	-	(6.4)	**3.2**	-	(3.9)
Reclassification	**3.5**	-	(25.6)	**2.2**	-	(16.0)
Interest accrued on long-term loan balances	**(4.0)**	-	(4.6)	**(2.5)**	-	(2.8)
Exchange	**(4.2)**	(2.4)	(4.8)	**(33.3)**	(9.2)	(7.8)
Movement in net debt in the period	**(78.8)**	(275.9)	(614.5)	**(81.4)**	(178.4)	(383.8)
Net debt at the beginning of the period	**(739.5)**	(125.0)	(125.0)	**(459.1)**	(75.3)	(75.3)
Net debt at the end of the period	**(818.3)**	(400.9)	(739.5)	**(540.5)**	(253.7)	(459.1)

17 Post balance sheet event

As part of the El Tesoro financing arrangements signed in 1999, the Group's 61 per cent share of funding for the El Tesoro project was provided by way of subordinated debt by AMP, the parent of its 39 per cent joint venture partner, Equatorial Mining Limited. On 23 August 2000, the Group paid AMP US$56.5 million to acquire its pro-rata share of this funding, reducing Group loans as disclosed in Note 12. The remaining balance outstanding on the El Tesoro subordinated debt represents amounts advanced by Equatorial Mining Ltd. in respect of its own 39 per cent share of sponsor funding to the project.

18 Financial information

The Group's statutory accounts for the year to 31 December 1999 have been filed with the Registrar of Companies. The auditors' report on these accounts was unqualified and did not include a statement under S237 (2) or (3) of the Companies Act 1985. The 1999 dollar and sterling profit and loss account, balance sheet and cash flow statements shown in this interim report are an abridged version of these statutory accounts. The financial information contained in this statement does not constitute statutory accounts within the meaning of S240 of the Companies Act 1985.

19 Currency translation

With the exception of fixed assets denominated in Chilean pesos which are translated at the rate ruling in the period of purchase, assets and liabilities denominated in foreign currencies are translated into dollars and sterling at the period end rates of exchange. Results denominated in foreign currencies have been translated into dollars and sterling at the average rate for each period.

	Period end rates	Average rates
30.6.00	CH$814 = £1 = US$1.51	CH$808 = £1 = US$1.57
30.6.99	CH$816 = £1 = US$1.58	CH$792 = £1 = US$1.62
31.12.99	CH$858 = £1 = US$1.61	CH$824 = £1 = US$1.62

20 Distribution

These results will be sent by first class post to all shareholders on 5 September 2000. Copies of this report will be available for members of the public who are not shareholders at the Company's Registered Office, Park House, 16 Finsbury Circus, London EC2M 7AH.

Independent Review Report to Antofagasta plc

Introduction

We have been instructed by the Company to review the financial information set out on pages 8 to 19 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the UK Listing Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Audit Practices Board. A review consists principally or making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2000.

Deloitte & Touche
Chartered Accountants
Hill House
1 Little New Street
London
EC4A 3RT
4 September 2000

ANTOFAGASTA PLC

Interim Report 2000



Financial Highlights

	Half year to 30 June 2000 US$m	1999 US$m	Change
Turnover	**316.2**	70.7	+347%
Profit before tax	**100.0**	18.2	+449%
Operating cash flow	**91.4**	15.2	+501%
Net assets	**1,197.4**	1,059.3	+13%
Earnings per share	**36.4¢**	8.0¢	+355%
Interim dividend per share	**3.25p**	2.25p	+44%
Interim dividend per share – in cents	**4.92¢**	3.56¢	

Contents

Front cover: Vessel loading copper concentrates at Los Vilos
Page opposite: Open pit at Los Pelambres



- Group copper production of 167,700 tonnes including 141,200 from Los Pelambres (1999 half-year – 30,500 tonnes).
- Los Pelambres completion tests achieved so releasing the Group from completion guarantees and also releasing the US$133 million escrow account.
- El Tesoro project 40 per cent completed by June remaining on budget with first production scheduled for May 2001.
- Record Railway results continue with volumes up 7 per cent to 1.6 million tons.
- Dividend income of US$31.3 million received from Quiñenco S.A. in May (1999 half-year US$5.5 million).



Directors' Comments

For the half year to 30 June 2000

After the successful commissioning of the new Los Pelambres mine at the start of this year, the Group increased its copper production to 30 June 2000 to 167,700 tonnes compared with 30,500 tonnes in the same period last year. The average copper price also improved to 80 cents per pound compared to 65 cents per pound in the first six months of 1999. Principally as a result of these factors, Group turnover increased from US$70.7 million to US$316.2 million and Group profit before tax increased from US$18.2 million to US$100.0 million.

Interim Review of Operations

Los Pelambres

The development of the Group's 60 per cent owned Los Pelambres mine, which began in November 1997, was completed on schedule in the first quarter of 2000 and within the original US$1.36 billion budget. Production of concentrates started ahead of schedule in November 1999 and first shipments from its new Punta Chungo port facility at Los Vilos started in January 2000. Los Pelambres produced 141,200 tonnes of copper in concentrates and shipped 128,200 tonnes in the six months to June. Low treatment and refining charges this year have contributed to low average cash costs of 35.4 cents per pound, with total costs after depreciation and financial expenses amounting to 60.7 cents per pound. These factors enabled Los Pelambres to contribute US$54.6 million to Group profit before tax.

On 10 July, the Group was released from all obligations under the Project Completion Guarantee. This guarantee, to ensure timely construction and start-up of operations, was issued by the Group and its Japanese partners in favour of the banks and institutions which financed the development. Los Pelambres' borrowings are now non-recourse and the Group's US$133 million escrow account and the charge over its 33.6 per cent interest in Quiñenco S.A. which were established to secure the Completion Guarantee have been released. In July, a four-year collective bargaining agreement was reached with Los Pelambres' labour unions.

Los Pelambres exceeded its planned capacity of 85,000 tonnes per day (tpd) in February and averaged 87,400 tpd in the first six months. Average processing levels in July were 90,000 tpd, and Los Pelambres is seeking to further optimise existing capacity by the end of the year. As a result of these higher processing levels, copper production this year is expected to be approximately 300,000 tonnes compared with an original forecast of 275,000 tonnes. Los Pelambres is also evaluating the advantages of expanding production capacity and a decision on the size of any expansion is expected in the following months.

El Tesoro

Construction began in November 1999 at the El Tesoro project, immediately following completion of the US$205 million project financing agreements. At the end of June, US$105 million of the total US$296 million budget had been spent and US$70.5 million drawn down from the financing facilities. The project remains on budget with 40 per cent completed by June and first production is expected in May 2001. El Tesoro will be a heap-leach SX-EW operation with an annual production of 75,000 tonnes and average cash costs of 40 cents per pound in the first five years. This will place the El Tesoro mine among the lowest cash cost producers worldwide. El Tesoro is owned 61 per cent by the Group and 39 per cent by Equatorial Mining Limited, a subsidiary of AMP.

Michilla

Michilla's new mine plan has extended its operations to 2007. Reserves are now 28.3 million tonnes with an average copper grade of 1.28 per cent. The mine plan involves

expanding the existing open pit by successive Phases as well as continuing the operation of the underground mine. During this period total capital expenditures will amount to US$36 million in mine expansion and plant upgrading. Michilla is continuing its exploration programme to identify additional reserves.

Cathode production to June was 25,400 tonnes compared with 25,700 tonnes in 1999. The concentrator produced a final 1,100 tonnes prior to being mothballed in February 2000 (1999 half-year – 4,800 tonnes). Today, sulphide as well as oxide ores are being treated by leaching rather than using the traditional flotation method for sulphides. Cash costs at Michilla increased to 59.4 cents per pound compared with 55.9 cents per pound in the same period last year, due to a higher waste to ore ratio during the present expansion of the open pit. Total costs were 78.8 cents per pound compared with 68.6 cents in 1999 due to the adoption of more conservative depreciation policies in 2000. A hedging programme involving 12,500 tonnes of copper until May 2000 was implemented in March 1999 at an average price of 71.8 cents per pound. This was done during a period of copper price weakness, which contributed to an operating loss of US$1.6 million. Michilla is cash positive, having low debt levels and low on-going capital expenditure requirements and made a distribution of US$18.3 million to its shareholders in May. Future production is currently unhedged and reflects the stronger outlook for copper prices.

Exploration

The Group continued with its exploration programmes in Peru and Chile, spending US$2.4 million in the first six months of the year. The two main targets were the Magistral prospect in Peru and the area surrounding the El Tesoro properties near Calama in Chile. At Magistral, the Phase 2 drilling programme was completed in August and a mineral resource calculation is now in progress. The Group is financing the drilling programme over three years in order to acquire a 51 per cent interest in the project. This will increase to a 65 per cent interest on completion of a feasibility study. In Chile, further exploration also demonstrated the presence of a copper-gold porphyry resource at Esperanza which is located south of the Tesoro-NE deposit, containing 10 million tonnes of copper oxides with an average copper grade of 0.62 per cent and 150 million tonnes of copper sulphides, with an average copper grade of 0.81 per cent and 0.46 grammes of gold per ton.

Transport and other services

Tonnage carried in the first six months this year increased by 7 per cent to 1.6 million tons compared to 1.5 million tons in 1999 while ton-kilometres increased 11 per cent. Turnover from the Group's transport operations based in northern Chile increased from US$25.6 million to US$28.1 million and operating profits from US$9.6 million to US$10.7 million. Planned production increases at existing mines such as El Abra and Escondida indicate that current tonnage levels can be maintained for the next few years.

The Group restructured its investment in the Bolivian Railway network by exchanging its 12 per cent interest in the Oriental Railway for an increased stake in the Andino Railway, which connects directly to the FCAB network in Chile. The Group now controls 50 per cent of the Andino, the results of which have been consolidated from the beginning of the year. The Andino contributed US$5.8 million to turnover and US$1.1 million to operating profit in the first six months of the year.

Investments

The Group holds a 33.6 per cent interest in Quiñenco S.A., a diversified industrial and financial group listed in Santiago and New York with interests in the Southern Cone and Brazil. Income from Quiñenco is accounted for on a

dividends-received basis and in May 2000 the Group received US$31.3 million (1999 – US$5.5 million). This represents a distribution of 30 per cent of Quiñenco's previous year's profits after tax and minorities, which included the profit on the sale of its banking and cable television interests. Difficult economic conditions throughout the region persisted longer into 2000 than anticipated and resulted in Quiñenco reporting a loss after tax and minorities of US$12.6 million to June 2000. Nevertheless, underlying operating performance by its subsidiaries has begun to improve as the Chilean economy begins to emerge from recession. Operating profit was US$11.7 million compared with a loss of US$17.3 million in the same period in 1999. The market value of the Group's holding in Quiñenco was US$353.8 million at 30 June 2000 and US$342.5 million at 28 August 2000.

Interim Financial Review

Results

Profit before tax rose from US$18.2 million in the first six months of 1999 to US$100.0 million in 2000, an increase of 449 per cent and earnings per share rose from 8.0 cents to 36.4 cents, an increase of 355 per cent. The significant improvement came mainly from the production at Los Pelambres helped by higher copper prices and an increased dividend from Quiñenco.

Turnover increased from US$70.7 million to US$316.2 million, of which US$282.3 million was from the mining division and US$33.9 million from the transport division. Mining revenues included US$238.9 million from Los Pelambres and transport revenues included US$28.1 million from existing operations in Chile.

Operating profits increased from US$3.2 million to US$92.1 million, including US$88.4 million in respect of Los Pelambres. The operating profit from the transport division was US$11.8 million which included a contribution of US$10.7 million from Chile. Operating profit is stated after depreciation and amortisation costs of US$54.6 million (1999 half-year – US$10.5 million).

Income from fixed asset investments increased from US$5.6 million to US$31.4 million, due to the higher dividend received from Quiñenco.

During the year, the Group sold surplus assets from its El Chacay mine, resulting in a profit of US$3.9 million (US$3.3 million after tax). This amount has been separately disclosed as an exceptional item.

Net interest expense was US$27.4 million, compared with net interest income of US$8.4 million in the 1999 half-year. This included interest costs of US$36.5 million relating to Los Pelambres. During 1999, these costs were capitalised while the project remained under development. Interest costs in El Tesoro will continue to be capitalised until a commercial level of operations has been achieved during 2001.

Tax amounted to US$10.4 million, representing an effective tax rate (including deferred tax) of 10.4 per cent, compared with the statutory Chilean tax rate of 15 per cent. The lower tax rate arises mainly because the dividend from Quiñenco is paid out of its post-tax profits and is not subject to further tax on receipt. Excluding this dividend, the effective tax rate would have been 15.2 per cent.

Cash Flows

Net cash inflow from operating activities increased to US$91.4 million in the first six months of 2000 from US$15.2 million in 1999. Net cash inflow was affected by the build-up of stocks and debtors as part of the Los Pelambres start-up, and excluding working capital movements, cash inflow would have been US$149.6 million (1999 half-year – US$14.2 million).

Net capital expenditures in the period were US$165.8 million, compared with US$301.1 million in 1999 half-year when Los Pelambres remained under development. Amounts spent in 2000 relate mainly to the El Tesoro project

and final construction costs in the first quarter, at Los Pelambres.

Cash and Debt

At 30 June 2000, the Group had cash and deposits of US$344.4 million (1999 - US$292.0 million). This includes US$79.5 million held by El Tesoro to fund its development costs and US$131.9 million belonging to Antofagasta plc and held in escrow under the Los Pelambres project financing arrangements released on 10 July. Accrued interest on the escrow account was US$1.0 million. On 23 August 2000, US$56.5 million was paid to AMP for funding the Group's share of El Tesoro's development costs.

The Group had total borrowings at 30 June of US$1,162.7 million (1999 - US$692.9 million). These included US$946.0 million provided to Los Pelambres under its project financing arrangements, of which 40 per cent is attributable to minority shareholders. These Los Pelambres borrowings are now non-recourse. Group borrowings also included US$70.5 million drawn down to date by El Tesoro under its project financing arrangements, of which 39 per cent is attributable to minority shareholders. These borrowings will become non-recourse when the El Tesoro project satisfies its completion test, expected 2002. Group borrowings also included US$130.1 million provided to Los Pelambres and El Tesoro in the form of subordinated loans and, as explained above, part of this has since been paid to AMP. In addition to interest already being serviced, Los Pelambres will start repaying the principal amount of its project debt in semi-annual instalments. The first repayment of US$44.8 million is due in December this year. After this, the Group's total borrowings are expected to reduce progressively.

Balance Sheet

Shareholders' funds increased from US$887.3 million at the beginning of the year to US$947.0 million, reflecting mainly profit after tax and minorities for the period.

Minority interests increased from US$216.3 million at the beginning of the year to US$250.4 million. This resulted from the acquisition and consolidation of the Andino, further contributions from minority shareholders to complete the Los Pelambres project and share of profit after tax.

Dividends

An interim dividend of 3.25p (1999 interim - 2.25p) will be paid on 13 October 2000 to ordinary shareholders on the Register at the close of business on 15 September 2000.

Current Trading Prospects

The outlook for the world economy remains favourable with continued growth in the United States, improving industrial production in Europe and Japan and further recovery in the largest emerging Asian economies. Copper prices have continued to improve and LME inventory levels have declined steadily from a high of 843,000 tonnes in March 2000 to 453,000 tonnes on 28 August. Copper prices averaged 80 cents in the first six months of this year (1999 first six months 65 cents), and are now approximately 84 cents. There is a growing consensus among commodity analysts that the copper market is now in deficit and that copper prices should continue to improve. With the start-up of operations at Los Pelambres, Group copper production is expected to be 350,000 tonnes this year and to exceed 400,000 tonnes next year when El Tesoro enters production. Following its transformation into a major low-cost producer, the Group is well placed to benefit from any further improvement in copper prices.

4 September 2000

[Group Profit and Loss Account – US Dollars]

	Notes	Unaudited half year to 30 June 2000 Before excepl items US$m	Excepl items Note 5 US$m	Total US$m	Unaudited half year to 30 June 1999 US$m	Audited year to 31 December 1999 Before excepl items US$m	Excepl items Note 5 US$m	Total US$m
Turnover								
Continuing operations		310.4	–	310.4	70.7	145.5	–	145.5
Acquisitions	10	5.8	–	5.8	–	–	–	–
	3	316.2	–	316.2	70.7	145.5	–	145.5
Operating profit/(loss)								
Continuing operations		91.0	–	91.0	3.2	10.0	(18.6)	(8.6)
Acquisitions	10	1.1	–	1.1	–	–	–	–
	3, 4	92.1	–	92.1	3.2	10.0	(18.6)	(8.6)
Share of operating profit in associates		–	–	–	0.9	1.7	–	1.7
Profit on disposal of fixed assets		–	3.9	3.9	–	–	–	–
Income from other fixed asset investments		31.4	–	31.4	5.6	5.4	–	5.4
Net interest (payable)/receivable								
Group		(27.4)	–	(27.4)	8.4	14.4	–	14.4
Associates		–	–	–	0.1	0.3	–	0.3
Profit before tax	5	96.1	3.9	100.0	18.2	31.8	(18.6)	13.2
Tax								
Group	6	(9.8)	(0.6)	(10.4)	(2.9)	(4.2)	2.8	(1.4)
Associates	6	–	–	–	(0.4)	(0.5)	–	(0.5)
Profit after tax		86.3	3.3	89.6	14.9	27.1	(15.8)	11.3
Minority interests – equity		(17.7)	–	(17.7)	0.3	(0.9)	5.5	4.6
Profit for the financial period		68.6	3.3	71.9	15.2	26.2	(10.3)	15.9
Dividends								
Preference – non equity		(0.1)	–	(0.1)	(0.1)	(0.2)	–	(0.2)
Ordinary – equity	8	(9.7)	–	(9.7)	(7.0)	(25.4)	–	(25.4)
Retained profit/(loss)		58.8	3.3	62.1	8.1	0.6	(10.3)	(9.7)
Earnings per share	7	34.7¢		36.4¢	8.0¢	13.5¢		8.1¢

There were no exceptional items in the six months to 30 June 1999.

Other Recognised Gains and Losses

Other recognised gains and losses in the period (exchange differences) amounted to a gain of US$15.0 million (1999 half year – a gain of US$10.8 million), and are shown in Note 14 together with other movements in shareholders' funds.

[Group Profit and Loss Account – Sterling]

	Notes	Unaudited half year to 30 June 2000 Before excepl items £m	Excepl items Note 5 £m	Total £m	Unaudited half year to 30 June 1999 £m	Audited year to 31 December 1999 Before excepl items £m	Excepl items Note 5 £m	Total £m
Turnover								
Continuing operations		198.1	–	198.1	43.5	89.8	–	89.8
Acquisitions	10	3.7	–	3.7	–	–	–	–
	3	201.8	–	201.8	43.5	89.8	–	89.8
Operating profit/(loss)								
Continuing operations		58.0	–	58.0	1.9	6.2	(11.5)	(5.3)
Acquisitions	10	0.7	–	0.7	–	–	–	–
	3, 4	58.7	–	58.7	1.9	6.2	(11.5)	(5.3)
Share of operating profit in associates		–	–	–	0.6	1.0	–	1.0
Profit on disposal of fixed assets		–	2.5	2.5	–	–	–	–
Income from other fixed asset investments		20.0	–	20.0	3.4	3.3	–	3.3
Net interest (payable)/receivable								
Group		(17.4)	–	(17.4)	5.2	8.9	–	8.9
Associates		–	–	–	0.1	0.2	–	0.2
Profit before tax	5	61.3	2.5	63.8	11.2	19.6	(11.5)	8.1
Tax								
Group	6	(6.2)	(0.4)	(6.6)	(1.8)	(2.7)	1.8	(0.9)
Associates	6	–	–	–	(0.2)	(0.3)	–	(0.3)
Profit after tax		55.1	2.1	57.2	9.2	16.6	(9.7)	6.9
Minority interests – equity		(11.3)	–	(11.3)	0.1	(0.6)	3.4	2.8
Profit for the financial period		43.8	2.1	45.9	9.3	16.0	(6.3)	9.7
Dividends								
Preference – non equity		(0.1)	–	(0.1)	(0.1)	(0.1)	–	(0.1)
Ordinary – equity	8	(6.4)	–	(6.4)	(4.4)	(15.8)	–	(15.8)
Retained profit/(loss)		37.3	2.1	39.4	4.8	0.1	(6.3)	(6.2)
Earnings per share	7	22.2p		23.2p	4.8p	8.2p		5.0p
Dividend per share	8			3.25p	2.25p			8.0p

There were no exceptional items in the six months to 30 June 1999.

Other Recognised Gains and Losses

Other recognised gains and losses in the period (exchange differences) amounted to a gain of £24.1 million (1999 half year – a gain of £16.8 million), and are shown in Note 14 together with other movements in shareholders' funds.

[Group Balance Sheet]

	Notes	US Dollars			Sterling		
		Unaudited 30 June 2000 US$m	Unaudited 30 June 1999 US$m	Audited year to 31 December 1999 US$m	Unaudited 30 June 2000 £m	Unaudited 30 June 1999 £m	Audited year to 31 December 1999 £m
Fixed assets							
Tangible fixed assets	9	**1,799.5**	1,265.7	1,635.8	**1,186.0**	801.0	1,016.6
Investments in associates	10	**–**	19.7	20.6	**–**	12.7	13.2
Other investments	11	**185.8**	186.0	185.8	**108.3**	108.4	108.3
		1,985.3	1,471.4	1,842.2	**1,294.3**	922.1	1,138.1
Current assets							
Stocks		**52.8**	10.8	32.4	**34.9**	6.8	20.1
Debtors		**115.5**	76.0	76.1	**76.3**	48.0	47.3
Current asset investments (including time deposits)		**338.8**	291.0	328.4	**223.8**	184.2	204.0
Cash at bank and in hand		**5.6**	1.0	3.2	**3.7**	0.7	2.0
		512.7	378.8	440.1	**338.7**	239.7	273.4
Creditors – amounts falling due within one year							
Trade and other creditors		**(67.8)**	(79.9)	(79.0)	**(44.7)**	(50.6)	(49.2)
Loans	12	**(122.4)**	(1.7)	(64.8)	**(80.9)**	(1.1)	(40.1)
Dividends		**(9.7)**	(8.3)	(18.3)	**(6.4)**	(5.2)	(11.3)
		(199.9)	(89.9)	(162.1)	**(132.0)**	(56.9)	(100.6)
Net current assets		**312.8**	288.9	278.0	**206.7**	182.8	172.8
Total assets less current liabilities		**2,298.1**	1,760.3	2,120.2	**1,501.0**	1,104.9	1,310.9
Creditors – amounts falling due after more than one year							
Other creditors		**(30.0)**	–	–	**(19.8)**	–	–
Loans	12	**(1,040.3)**	(691.2)	(1,006.3)	**(687.1)**	(437.5)	(625.0)
Provisions for liabilities and charges	13	**(30.4)**	(9.8)	(10.3)	**(20.1)**	(6.2)	(6.4)
		1,197.4	1,059.3	1,103.6	**774.0**	661.2	679.5
Capital and reserves							
Called up share capital		**18.0**	18.2	19.1	**11.9**	11.5	11.9
Share premium		**256.5**	231.6	272.8	**169.4**	146.6	169.4
Reserves		**672.5**	620.1	595.4	**427.3**	383.1	363.8
Shareholders' funds	14	**947.0**	869.9	887.3	**608.6**	541.2	545.1
Minority interests		**250.4**	189.4	216.3	**165.4**	120.0	134.4
		1,197.4	1,059.3	1,103.6	**774.0**	661.2	679.5

Approved by the Board of Directors on 4 September 2000.

P J Adeane *Director*

Group Cash Flow Statement

		US Dollars			Sterling		
				Audited			Audited
		Unaudited half year to		year to	Unaudited half year to		year to
		30 June	30 June	31 December	30 June	30 June	31 December
		2000	1999	1999	2000	1999	1999
	Notes	US$m	US$m	US$m	£m	£m	£m
Net cash inflow from operating activities	*15*	**91.4**	15.2	4.3	**58.3**	9.2	2.8
Returns on investment and servicing of finance							
Dividends received from associates		**–**	1.3	1.3	**–**	0.8	0.8
Dividends received from other fixed asset investments		**31.4**	5.6	5.4	**20.0**	3.4	3.3
Interest received (including capitalised interest)		**13.5**	9.6	19.6	**8.6**	5.7	12.2
Interest paid (including capitalised interest)		**(35.5)**	(16.0)	(39.6)	**(22.7)**	(9.9)	(24.5)
Dividends paid to minority interests		**(4.1)**	–	–	**(2.6)**	–	–
Preference dividends paid		**(0.1)**	(0.1)	(0.2)	**(0.1)**	(0.1)	(0.1)
Net cash inflow/(outflow) from returns on investment and servicing of finance		**5.2**	0.4	(13.5)	**3.2**	(0.1)	(8.3)
Tax paid		**(1.6)**	(2.6)	(4.5)	**(1.0)**	(1.6)	(2.8)
Net cash outflow from capital expenditure and financial investment		**(165.8)**	(301.1)	(600.6)	**(105.8)**	(186.0)	(370.6)
Acquisitions and disposals							
Net cash balances acquired with subsidiary		**0.9**	–	–	**0.5**	–	–
Equity dividends paid		**(17.2)**	(15.8)	(24.3)	**(11.3)**	(9.5)	(14.8)
Cash outflow before management of liquid resources		**(87.1)**	(303.9)	(638.6)	**(56.1)**	(188.0)	(393.7)
Management of liquid resources							
Net (increase)/decrease in time deposits		**(1.9)**	91.9	55.4	**(1.3)**	56.6	34.2
Financing							
Contribution from minority interests		**7.9**	30.4	65.5	**5.1**	18.8	40.4
Net other borrowings in period		**86.7**	178.9	517.2	**55.3**	110.4	319.3
Net cash inflow from financing		**94.6**	209.3	582.7	**60.4**	129.2	359.7
Net cash inflow/(outflow) in the period	*16*	**5.6**	(2.7)	(0.5)	**3.0**	(2.2)	0.2

[Notes]

1 ACCOUNTING POLICIES

The profit and loss account, balance sheet and cash flow statement for the half year to 30 June 2000 have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year to 31 December 1999.

2 PRODUCTION

The Group announced second quarter production volumes and quantities on 31 July 2000. Production information on mining operations for the first six months may be summarised as follows:

a) Tonnes of copper produced (neither audited nor reviewed)

	Half year to		Year to
	30 June 2000 000 tonnes	30 June 1999 000 tonnes	31 December 1999 000 tonnes
Los Pelambres			
Copper in concentrates	**141.2**	–	–
Michilla			
Copper cathodes	**25.4**	25.7	51.3
Copper in concentrates	**1.1**	4.8	9.2
Group total	**167.7**	30.5	60.5

b) Cash costs per pound (neither audited nor reviewed)

	Half year to		Year to
	30 June 2000 US¢	30 June 1999 US¢	31 December 1999 US¢
Los Pelambres	**35.4**	–	–
Michilla	**59.4**	55.9	55.4
Group weighted average	**39.2**	55.9	55.4

3 SEGMENTAL ANALYSIS

a) Turnover by geographical destination

	US Dollars			Sterling		
	Unaudited half year to		Audited year to	Unaudited half year to		Audited year to
	30 June 2000 US$m	30 June 1999 US$m	31 December 1999 US$m	30 June 2000 £m	30 June 1999 £m	31 December 1999 £m
UK	**1.0**	4.3	7.9	**0.6**	2.6	4.9
Rest of Europe	**61.4**	25.8	41.3	**39.2**	15.9	25.5
Chile	**33.0**	23.8	45.7	**21.1**	14.6	28.3
Rest of Latin America	**28.4**	13.9	33.2	**18.1**	8.6	20.5
North America	**9.4**	–	2.8	**6.0**	–	1.7
Asia Pacific/other	**183.0**	2.9	14.6	**116.8**	1.8	8.9
	316.2	70.7	145.5	**201.8**	43.5	89.8

b) Turnover and operating profit before exceptional items by class of business and geographical location

Operations are based in Chile, except where stated below. Turnover and operating profit before exceptional items can be analysed as follows:

	US Dollars			Sterling		
	Unaudited half year to		Audited year to	Unaudited half year to		Audited year to
	30 June 2000 US$m	30 June 1999 US$m	31 December 1999 US$m	30 June 2000 £m	30 June 1999 £m	31 December 1999 £m
Turnover						
Mining	**282.3**	45.1	93.6	**180.1**	27.9	57.8
Transport and other services						
Chile	**28.1**	25.6	51.9	**18.0**	15.6	32.0
Bolivia (acquisitions)	**5.8**	–	–	**3.7**	–	–
	316.2	70.7	145.5	**201.8**	43.5	89.8
Operating profit before exceptional items						
Mining	**80.3**	(6.4)	(9.2)	**51.3**	(3.9)	(5.6)
Transport and other services						
Chile	**10.7**	9.6	19.2	**6.7**	5.8	11.8
Bolivia (acquisitions)	**1.1**	–	–	**0.7**	–	–
	92.1	3.2	10.0	**58.7**	1.9	6.2

Details of exceptional items affecting operating profit are given in Note 5.

4 OPERATING PROFIT/(LOSS)

	US Dollars			Sterling		
	Unaudited half year to		Audited year to	Unaudited half year to		Audited year to
	30 June 2000 US$m	30 June 1999 US$m	31 December 1999 US$m	30 June 2000 £m	30 June 1999 £m	31 December 1999 £m
Turnover	**316.2**	70.7	145.5	**201.8**	43.5	89.8
Cost of sales	**(180.8)**	(47.5)	(95.2)	**(115.4)**	(29.3)	(58.8)
Gross profit	**135.4**	23.2	50.3	**86.4**	14.2	31.0
Exceptional items	**–**	–	(18.6)	**–**	–	(11.5)
Administrative expenses	**(40.4)**	(18.7)	(36.5)	**(25.8)**	(11.5)	(22.5)
Severance charges	**(0.6)**	(0.4)	(1.1)	**(0.4)**	(0.2)	(0.7)
Exploration costs	**(2.4)**	(0.9)	(3.3)	**(1.5)**	(0.6)	(2.0)
Other net operating income	**0.1**	–	0.6	**–**	–	0.4
Operating profit/(loss)	**92.1**	3.2	(8.6)	**58.7**	1.9	(5.3)

Depreciation and amortisation costs amounted to US$54.6 million (£34.9 million; 1999 half year US$10.5 million; £6.4 million). Of this amount, US$46.3 million, (£29.6 million; 1999 half year US$5.1 million; £3.1 million) is included in cost of sales and US$8.3 million, (£5.3 million; 1999 half year US$5.4 million; £3.3 million) is included in administrative expenses.

5 EXCEPTIONAL ITEMS

	US Dollars			Sterling		
	Unaudited half year to		Audited year to	Unaudited half year to		Audited year to
	30 June 2000 US$m	30 June 1999 US$m	31 December 1999 US$m	30 June 2000 £m	30 June 1999 £m	31 December 1999 £m
Operating						
Provision for write-down of mining assets and stocks	**–**	–	(12.0)	**–**	–	(7.4)
Non-incremental overhead costs incurred in the course of mining development	**–**	–	(6.6)	**–**	–	(4.1)
Non-operating						
Profit on disposal of fixed assets at El Chacay	**3.9**	–	–	**2.5**	–	–
	3.9	–	(18.6)	**2.5**	–	(11.5)
Tax effect	**(0.6)**	–	2.8	**(0.4)**	–	1.8
Minority interest effect	**–**	–	5.5	**–**	–	3.4
	3.3	–	(10.3)	**2.1**	–	(6.3)

6 TAX

The tax charge of US$10.4 million (£6.6 million; 1999 half year - US$3.3 million; £2.0 million) represents an effective rate of 10.4 per cent (1999 half year - 18.1 per cent) on profit before tax, as compared with the Chilean statutory tax rate of 15 per cent. The lower effective tax rate arises principally because the dividend of US$31.3 million (£19.9 million) received from Quiñenco is paid out of Quiñenco's post-tax profits and is not subject to further tax on receipt.

7 EARNINGS PER SHARE

Earnings per share is calculated on profit after tax, minority interest and preference dividends giving adjusted earnings of US$71.8 million (£45.8 million; 1999 half year - US$15.1 million; £9.2 million) and based on 197,171,399 (1999 half year - 190,171,399) ordinary shares in issue throughout the period. Earnings per share excluding exceptional items is calculated on the same basis but excluding a gain on exceptional items of US$3.3 million (£2.1 million; 1999 half year - nil).

8 DIVIDENDS

The Board has declared an interim dividend of 3.25p (1999 half year - 2.25p) per ordinary share for payment on 13 October 2000 to shareholders on the Register at the close of business on 15 September 2000. Dividends are declared gross, but dividends payable to United Kingdom shareholders will be paid net of withholding tax.

9 TANGIBLE FIXED ASSETS

			US Dollars		
Net Book Value	Freehold land and buildings US$m	Permanent way and works US$m	Rolling stock, plant, machinery and water distribution US$m	Mining US$m	Total US$m
1 January 2000	30.6	33.3	39.4	1,532.5	1,635.8
Acquisition	-	9.5	16.8	-	26.3
Additions	-	0.4	2.0	192.9	195.3
Disposals	-	-	(0.1)	(3.3)	(3.4)
Depreciation	(0.2)	(0.9)	(2.1)	(51.4)	(54.6)
Exchange	0.1	-	-	-	0.1
30 June 2000 (unaudited)	30.5	42.3	56.0	1,670.7	1,799.5

9 TANGIBLE FIXED ASSETS (continued)

Net Book Value	Freehold land and buildings £m	Permanent way and works £m	Sterling Rolling stock, plant, machinery and water distribution £m	Mining £m	Total £m
1 January 2000	19.2	21.5	24.1	951.8	1,016.6
Acquisition	–	5.9	10.4	–	16.3
Additions	–	0.2	1.3	123.2	124.7
Disposals	–	–	(0.1)	(2.1)	(2.2)
Depreciation	(0.1)	(0.6)	(1.4)	(32.8)	(34.9)
Exchange	0.7	0.4	0.9	63.5	65.5
30 June 2000 (unaudited)	**19.8**	**27.4**	**35.2**	**1,103.6**	**1,186.0**

10 DISPOSAL OF ASSOCIATE AND ACQUISITION OF SUBSIDIARY

Investments in Associates	US$m	£m
1 January 2000	20.6	13.2
Transferred to investments in subsidiaries and consolidated	(20.6)	(13.2)
30 June 2000 (unaudited)	–	–

At 31 December 1999, the Group held a 36.5 per cent interest in Empresa Ferroviaria Andina S.A. ("Andino") and a 12 per cent interest in Empresa Ferroviaria Oriental S.A. ("Oriental"), rail networks operating in Bolivia. These investments were jointly controlled by the Group and its strategic partner, the Cruz Blanca group, which held 13.5 per cent of the Andino and 38 per cent of the Oriental. At the beginning of 2000, the Group exchanged its interest in the Oriental for Cruz Blanca's interest in the Andino. The Group now holds 50 per cent of the Andino and no longer has an interest in the Oriental. The Group exercises management control over the Andino and has the right to appoint the majority of the company's board. Accordingly this investment has been treated as a subsidiary and consolidated from 1 January 2000. Turnover and operating profit for the Andino have been disclosed as acquisitions in the profit and loss account.

11 OTHER INVESTMENTS

	US$m	£m
1 January 2000 and 30 June 2000 (unaudited)	**185.8**	**108.3**

The book value of quoted investments at 30 June 2000 included above was US$185.5 million, and the corresponding market value was US$357.3 million (1999 half year – US$344.4 million). These investments include a 33.61 per cent interest in Quiñenco S.A.

12 LOANS

	US Dollars			Sterling		
	Unaudited half year to		Audited year to	Unaudited half year to		Audited year to
	30 June 2000 US$m	30 June 1999 US$m	31 December 1999 US$m	30 June 2000 £m	30 June 1999 £m	31 December 1999 £m
Los Pelambres						
Loans	**(946.0)**	(677.0)	(902.8)	**(624.9)**	(428.5)	(560.7)
Subordinated debt	**(31.2)**	–	(34.7)	**(20.6)**	–	(21.5)
El Tesoro						
Loans	**(70.5)**	–	(25.2)	**(46.6)**	–	(15.7)
Subordinated debt	**(98.9)**	–	(94.9)	**(65.3)**	–	(58.9)
Michilla						
Finance leases	**(1.1)**	(1.2)	(1.2)	**(0.7)**	(0.8)	(0.7)
Loans	**(0.1)**	(0.6)	(0.2)	**(0.1)**	(0.4)	(0.1)
Railway						
Loans (Chile)	**(11.1)**	(14.1)	(12.1)	**(7.3)**	(8.9)	(7.5)
Loans (Bolivia)	**(3.8)**	–	–	**(2.5)**	–	–
	(1,162.7)	(692.9)	(1,071.1)	**(768.0)**	(438.6)	(665.1)

At the end of 1999, certain balances were reclassified from minority interests to subordinated debt. The amount reclassified (included in minority interests at 30 June 1999) was US$26.6 million (£16.0 million).

Maturity of Borrowings

	US Dollars			Sterling		
	Unaudited half year to		Audited year to	Unaudited half year to		Audited year to
	30 June 2000 US$m	30 June 1999 US$m	31 December 1999 US$m	30 June 2000 £m	30 June 1999 £m	31 December 1999 £m
Due within one year	**(122.4)**	(1.7)	(64.8)	**(80.9)**	(1.1)	(40.1)
Due after more than one year	**(1,040.3)**	(691.2)	(1,006.3)	**(687.1)**	(437.5)	(625.0)
	(1,162.7)	(692.9)	(1,071.1)	**(768.0)**	(438.6)	(665.1)

[Notes] *continued*

13 PROVISIONS FOR LIABILITIES AND CHARGES

	US Dollars			
	Site rehabilitation US$m	Severance indemnities US$m	Deferred tax US$m	Total US$m
1 January 2000	(3.1)	(7.2)	–	(10.3)
Reclassification	–	–	(7.0)	(7.0)
Acquisition	–	(1.7)	–	(1.7)
Charge to operating profit in period	(1.6)	(0.6)	–	(2.2)
Release of discount to net interest in period	(0.1)	(0.2)	–	(0.3)
Charge to tax on profit in period	–	–	(9.0)	(9.0)
Exchange	–	0.1	–	0.1
30 June 2000 (unaudited)	**(4.8)**	**(9.6)**	**(16.0)**	**(30.4)**

	Sterling			
	Site rehabilitation £m	Severance indemnities £m	Deferred tax £m	Total £m
1 January 2000	(1.9)	(4.5)	–	(6.4)
Reclassification	–	–	(4.3)	(4.3)
Acquisition	–	(1.0)	–	(1.0)
Charge to operating profit in period	(1.0)	(0.4)	–	(1.4)
Release of discount to net interest in period	(0.1)	(0.1)	–	(0.2)
Charge to tax on profit in period	–	–	(5.7)	(5.7)
Exchange	(0.2)	(0.3)	(0.6)	(1.1)
30 June 2000 (unaudited)	**(3.2)**	**(6.3)**	**(10.6)**	**(20.1)**

Deferred tax balances were previously netted off against corporation tax debtor and creditor balances. These have been reclassified and separately disclosed in provisions for liabilities and charges above.

14 RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	US Dollars			Sterling		
			Audited			Audited
	Unaudited half year to		year to	Unaudited half year to		year to
	30 June	30 June	31 December	30 June	30 June	31 December
	2000	1999	1999	2000	1999	1999
	US$m	US$m	US$m	£m	£m	£m
Profit for the financial period	71.9	15.2	15.9	45.9	9.3	9.7
Other recognised gains relating to the period						
Currency translation adjustment	15.0	10.8	3.9	24.1	16.8	8.5
Total recognised gains and losses	86.9	26.0	19.8	70.0	26.1	18.2
Dividends	(9.8)	(7.1)	(25.6)	(6.5)	(4.5)	(15.9)
	77.1	18.9	(5.8)	63.5	21.6	2.3
Issue of ordinary shares	–	–	0.6	–	–	0.4
Share premium on issue	–	–	37.0	–	–	22.8
Exchange movement on sterling denominated share capital and share premium	(17.4)	(12.7)	(8.2)	–	–	–
Opening shareholders' funds	887.3	863.7	863.7	545.1	519.6	519.6
Closing shareholders' funds	947.0	869.9	887.3	608.6	541.2	545.1

15 RECONCILIATION OF OPERATING PROFIT/(LOSS) TO NET CASH INFLOW FROM OPERATING ACTIVITIES

	US Dollars			Sterling		
			Audited			Audited
	Unaudited half year to		year to	Unaudited half year to		year to
	30 June	30 June	31 December	30 June	30 June	31 December
	2000	1999	1999	2000	1999	1999
	US$m	US$m	US$m	£m	£m	£m
Operating profit/(loss)	92.1	3.2	(8.6)	58.7	1.9	(5.3)
Depreciation	54.6	10.5	22.4	34.9	6.4	13.9
Loss on disposal of tangible fixed assets	2.9	0.5	12.3	1.9	0.3	7.6
(Increase)/decrease in stocks	(15.5)	0.7	(20.9)	(9.9)	0.4	(12.9)
(Increase)/decrease in debtors	(71.6)	0.8	(0.1)	(45.7)	0.7	(0.1)
Increase/(decrease) in creditors and provisions	28.9	(0.5)	(0.8)	18.4	(0.5)	(0.4)
Net cash inflow from operating activities	91.4	15.2	4.3	58.3	9.2	2.8

16 RECONCILIATION OF NET CASH FLOW TO MOVEMENT IN NET DEBT

	US Dollars			Sterling		
	Unaudited half year to		Audited year to	Unaudited half year to		Audited year to
	30 June 2000 US$m	30 June 1999 US$m	31 December 1999 US$m	30 June 2000 £m	30 June 1999 £m	31 December 1999 £m
Net cash (outflow)/inflow in the period	**5.6**	(2.7)	(0.5)	**3.0**	(2.2)	0.2
Cash inflow from increase in debt	**(86.7)**	(178.9)	(517.2)	**(55.3)**	(110.4)	(319.3)
Cash outflow/(inflow) from increase/(decrease) in liquid resources	**1.9**	(91.9)	(55.4)	**1.3**	(56.6)	(34.2)
Change in net debt resulting from cash flows	**(79.2)**	(273.5)	(573.1)	**(51.0)**	(169.2)	(353.3)
Acquisition	**5.1**	–	(6.4)	**3.2**	–	(3.9)
Reclassification	**3.5**	–	(25.6)	**2.2**	–	(16.0)
Interest accrued on long-term loan balances	**(4.0)**	–	(4.6)	**(2.5)**	–	(2.8)
Exchange	**(4.2)**	(2.4)	(4.8)	**(33.3)**	(9.2)	(7.8)
Movement in net debt in the period	**(78.8)**	(275.9)	(614.5)	**(81.4)**	(178.4)	(383.8)
Net debt at the beginning of the period	**(739.5)**	(125.0)	(125.0)	**(459.1)**	(75.3)	(75.3)
Net debt at the end of the period	**(818.3)**	(400.9)	(739.5)	**(540.5)**	(253.7)	(459.1)

17 POST BALANCE SHEET EVENTS

As part of the El Tesoro financing arrangements signed in 1999, the Group's 61 per cent share of funding for the El Tesoro project was provided by way of subordinated debt by AMP, the parent of its 39 per cent joint venture partner, Equatorial Mining Limited. On 23 August 2000, the Group paid AMP US$56.5 million to acquire its pro-rata share of this funding, reducing Group loans as disclosed in Note 12. The remaining balance outstanding on the El Tesoro subordinated debt represents amounts advanced by Equatorial Mining Limited in respect of its own 39 per cent share of sponsor funding to the project.

18 FINANCIAL INFORMATION

The Group's statutory accounts for the year to 31 December 1999 have been filed with the Registrar of Companies. The auditors' report on these accounts was unqualified and did not include a statement under S237 (2) or (3) of the Companies Act 1985. The 1999 dollar and sterling profit and loss account, balance sheet and cash flow statements shown in this interim report are an abridged version of these statutory accounts. The financial information contained in this statement does not constitute statutory accounts within the meaning of S240 of the Companies Act 1985.

19 CURRENCY TRANSLATION

With the exception of fixed assets denominated in Chilean pesos which are translated at the rate ruling in the period of purchase, assets and liabilities denominated in foreign currencies are translated into dollars and sterling at the period end rates of exchange. Results denominated in foreign currencies have been translated into dollars and sterling at the average rate for each period.

	Period end rates	Average rates
30 June 2000	**CH$814 = £1 = US$1.51**	**CH$808 = £1 = US$1.57**
30 June 1999	CH$816 = £1 = US$1.58	CH$792 = £1 = US$1.62
31 December 1999	CH$858 = £1 = US$1.61	CH$824 = £1 = US$1.62

20 DISTRIBUTION

These results will be sent by first class post to all shareholders on 5 September 2000. Copies of this report will be available for members of the public who are not shareholders at the Company's Registered Office, Park House, 16 Finsbury Circus, London EC2M 7AH.

[Independent Review Report to Antofagasta plc]

Introduction

We have been instructed by the Company to review the financial information set out on pages 6 to 19 and we have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by the Directors. The Listing Rules of the UK Listing Authority require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2000.

Deloitte & Touche
Chartered Accountants
Hill House
1 Little New Street
London EC4A 3TR
4 September 2000

Deloitte & Touche

Directors and Advisors

Directors

A A Luksic	*Chairman*
J-P Luksic	*Deputy Chairman*
P J Adeane	*Managing Director*
C H Bailey	*Non-Executive*
G S Menendez	*Non-Executive*
V P Radic	*Non-Executive*

Company Secretary
Jordan Company Secretaries Limited
20-22 Bedford Row, London WC1R 4JS

Auditors
Deloitte & Touche

Solicitors
Clifford Chance LLP

Stockbroker
Merrill Lynch International

Financial Advisor
HSBC Investment Bank

Bankers
The Royal Bank of Scotland plc
J P Morgan (Suisse) S.A.

Registrars and Transfer Office
Computershare Services plc
PO Box 82, The Pavilions, Bristol BS99 7NH

Registered Office
Park House, 16 Finsbury Circus, London EC2M 7AH

Registered Number
1627889

Website
www.antofagasta.co.uk

Designed by RDA. Printed by Royle Financial Print, London.

ANTOFAGASTA PLC FILE 82-4987

ANTOFAGASTA PLC

Quarterly Production Report
3rd quarter 2000

26 October 2000

02 OCT -2 PM 12:00

Highlights

- **Los Pelambres increases daily ore throughput to over 100,000 tonnes per day following plant optimisation.**
- **El Tesoro construction progress of 64%.**

Group Total	Q1 2000	Q2 2000	Q3 2000	Accum 2000	Full Year 1999
Total copper production ('000 tonnes)	**82.3**	**85.4**	**87.0**	**254.7**	**60.5**
Weighted average cash costs (cents per pound)	**38.7**	**39.6**	**37.7**	**38.8**	**55.4**

Commentary

Los Pelambres

During the third quarter, an average of 90,500 tonnes per day of ore was processed, producing 74,300 tonnes of payable copper in concentrates in the period, with no significant disruption despite an unusually severe winter in Chile.

Further improvements on the two grinding lines were introduced during August and September which resulted in average daily throughput during September increasing to 100,200 tonnes. This represents 18% over the original design capacity of the concentrator, and this rate of throughput of ore is expected to be maintained for the remainder of the year.

Michilla

Michilla continued with its programme for the expansion of the open pit and plant upgrade under its new mine plan. Treatment by leaching of both sulphide and oxide ores continues to result in favourable recoveries. As a result, production of copper cathodes in the third quarter was maintained at 12,700 tonnes.

El Tesoro

The El Tesoro project remains on schedule and within budget, with start up expected in May 2001. Construction progress of the project was 64% by 30 September, including all of the engineering stage of the engineering, procurement and management (EPC) contract with Kvaerner Metals. El Tesoro is expected to produce 75,000 tonnes of copper in cathodes per year.

Exploration

The Phase II drilling programme at the Magistral copper skarn prospect in Peru has been completed. Should the Group decide to go to the next stage, it would involve further exploration at a cost of US$ 2.95 million in 2001 which includes an infill drilling campaign of 12,000 metres and several metallurgical, geotechnical and engineering studies to improve knowledge of the deposit. The Group will earn a 51% joint venture interest in this prospect under the terms of its option agreement with Inca Pacific Resources Inc. on completion of this stage.

The Group's exploration programme in Chile has demonstrated the existence of a copper-gold porphyry resource at Esperanza, located south of the Tesoro-NE deposit. This contains 10 million tonnes of copper oxides with an average copper grade of 0.62 per cent and 150 million tonnes of copper sulphides, with an average copper grade of 0.81 per cent and 0.46 grammes of gold per ton.

Transport (FCAB)

The Railway maintained its increased tonnages over 1999 in the third quarter. Total freight in the first nine months has increased 6% compared with the same period last year.

Enquires:

Alejandro Rivera
arivera@anaconda.cl
Santiago: (56-2) 2405145

Hussein Barma
hbarma@antofagasta.co.uk
London: (44-20) 73748091

Distributed by:

Keith Irons
Bankside Consultants Ltd

keith@bankside.com
London: (44-20) 72207477

Quarterly Production Report
3rd quarter 2000

ANTOFAGASTA PLC

Los Pelambres	Q1 2000	Q2 2000	Q3 2000	Accum 2000	Full Year 1999
Daily average ore treated ('000 tonnes)	84.7	90.0	90.5	88.8	-
Average ore grade (%)	1.04	1.01	0.95	1.00	-
Average recovery (%)	91.4	93.0	93.2	92.5	-
Concentrates produced ('000 tonnes)	158.5	171.6	179.1	509.2	-
Average concentrate grade (%)	44.8	43.8	42.9	43.8	-
Copper in concentrates ('000 tonnes)	68.6	72.6	74.3	215.5	-
Cash costs (cents per pound)	34.9	35.9	33.8	35.0	-

Michilla	Q1 2000	Q2 2000	Q3 2000	Accum 2000	Full Year 1999
Daily average ore treated ('000 tonnes)	12.1	11.7	11.7	11.8	12.1
Average ore grade (%)	1.72	1.70	1.65	1.69	1.77
Average recovery (%)	74.5	71.6	72.0	72.8	77.3
Copper cathodes ('000 tonnes)	12.6	12.8	12.7	38.1	51.3
Copper in concentrates ('000 tonnes)	1.1	-	-	1.1	9.2
Cash costs (cents per pound)	58.8	60.2	60.2	59.7	55.4

Transport (FCAB)	Q1 2000	Q2 2000	Q3 2000	Accum 2000	Full Year 1999
Rail tonnage transported ('000 tons)	767	838	834	2,439	3,118

ANTOFAGASTA PLC FILE 82-4987

Antofagasta plc

Park House, 16 Finsbury Circus, London EC2M 7AH
TEL. NO: 020 7374 8091 FAX NO: 020 7628 3773

02 OCT -2 AM 10:03

NEWS RELEASE

ANTOFAGASTA PLC ANNOUNCES THAT IT WILL PROCEED WITH MAJOR DRILL PROGRAMME IN 2001, FOLLOWING SCOPING STUDY

LONDON: Monday, 04 December 2000 – Antofagasta plc announces that following the discovery of significant copper and molybdenum mineralization at the Magistral project in Northern Perú and the completion of an internal scoping study, Anaconda Perú, its wholly owned subsidiary, has elected to proceed with a Second Phase exploration programme. As part of the programme, Anaconda Perú will spend up to US $2,950,000 by December 31 2001, including 14,000 metres of diamond drilling.

Copper/molybdenum mineralization occurs at Magistral in a setting composed of well mineralised porphyry and adjacent skarn. In 1999 and 2000 Anaconda Perú completed 8,500 metres of diamond drilling in 27 holes. The saddle-shaped mineralised body is some 1,200 metres long, 125 metres in thickness and extends to a depth of 350 metres. The mineralization remains open at depth.

A new company, Ancash Cobre S.A., has been formed in Perú by Inca Pacific to hold all the Magistral assets. Anaconda Perú will receive a 30% interest in this company when it exercises the underlying option between Inca Pacific and Banco Minero del Perú by paying an additional US $400,000 to Banco Minero del Perú and delivering the scoping study. Upon completion of the 2001 programme the project will be at the Pre-Feasibility stage and Anaconda Perú will acquire a 51% interest in the project.

- Ends -

Enquiries:

Philip Adeane, Managing Director
Antofagasta plc – London, UK
Email: sbolton@antofagasta.co.uk
Telephone: +44 207 374 8091

Ricardo Muhr, Vice President of New Business Development
Antofagasta Minerals S.A. – Santiago, Chile
Email: rmuhr@anaconda.cl
Telephone: +562 240 5070

Issued by:

Keith Irons/Sarah Campbell
Bankside Consultants Ltd
Email: keith@bankside.com
Telephone: +44 207 220 7477

ANTOFAGASTA PLC

31 January 2001

ANTOFAGASTA PLC FILE 82-4987

Quarterly Production Report
4th quarter 2000

Highlights

- **Total Group annual copper production up 580% to 351,100 tonnes (1999 – 60,500 tonnes) following a successful first year of operations at Los Pelambres.**
- **Los Pelambres Q4 production up 12.2% over Q3 to 83,400 tonnes through improved processing levels.**
- **El Tesoro mine construction nears 90%.**

Group Total	Q1 2000	Q2 2000	Q3 2000	Q4 2000	Year 2000	Year 1999
Total copper production ('000 tonnes)	**82.3**	**85.4**	**87.0**	**96.4**	**351.1**	**60.5**
Weighted average Cash costs (cents per pound)	**38.7**	**39.6**	**37.7**	**39.9**	**39.2**	**55.4**

Los Pelambres

Improvements made to the grinding lines in September increased ore processing levels by 17% compared with the previous quarter, reaching an average of 106,200 tonnes per day in Q4. Production of payable copper in concentrate was 83,400 tonnes in Q4. This increased production had no significant impact on recovery or concentrate grades. Cash costs in Q4 were 36.7 cents per pound, reflecting repair and maintenance costs incurred on the conveyor belts and tailings thickener. Los Pelambres annual production in 2000 was 298,900 tonnes at average cash costs of 35.6 cents per pound while shipments reached 306,200 tonnes. The improved Q4 ore processing levels are expected to be maintained in 2001.

In December, Los Pelambres made its first principal repayment of US$67.2 million on senior debt in addition to interest payments and made its first distribution to shareholders.

Michilla

Michilla continued the planned expansion of the open pit under its mine plan and started on Phase Seven in November. Production in the fourth quarter was maintained at 12,900 tonnes and a total of 51,100 tonnes of cathodes was produced in 2000.

El Tesoro

Progress at the El Tesoro project remained on schedule and within budget. Construction at the year end was 88.7% complete. Pre-stripping of the open pit began early in December together with satisfactory testing of the crusher systems. First cathode production is expected in May 2001. El Tesoro plans to produce 75,000 tonnes annually when in full production.

Exploration

Antofagasta acquired a 30% interest in the Magistral project in January 2001 under the option agreement with its joint venture partner, Inca Pacific. This followed successful completion of its Phase Two drilling programme at the copper skarn project in Northern Perú. Antofagasta will spend a further US$2.95 million in 2001 which will entitle it to increase its interest to 51% when the project will be at the pre-feasibility stage.

Transport (FCAB)

Railway increased transport volumes over the previous quarter. Total tonnages carried increased by 6% to 3.3 million tons compared to 1999.

Enquiries:

Alejandro Rivera
arivera@anaconda.cl
Santiago: (56-2) 2405145

Hussein Barma
hbarma@antofagasta.co.uk
London: (44-20) 73748091

Distributed by:

Keith Irons
Bankside Consultants Ltd

keith@bankside.com
London: (44-20) 72207477

Quarterly Production Report 4th quarter 2000

ANTOFAGASTA PLC

Los Pelambres	Q1 2000	Q2 2000	Q3 2000	Q4 2000	Year 2000	Year 1999
Daily average ore treated ('000 tonnes)	84.7	90.0	90.5	106.2	93.1	-
Average ore grade (%)	1.04	1.01	0.95	0.96	0.98	-
Average recovery (%)	91.4	93.0	93.2	92.2	92.4	-
Concentrate produced ('000 tonnes)	158.5	171.6	179.1	205.3	714.5	-
Average concentrate grade (%)	44.8	43.8	42.9	42.1	43.3	-
Copper in concentrate ('000 tonnes)	68.6	72.6	74.3	83.4	298.9	-
Cash costs (cents per pound)	34.9	35.9	33.8	36.7	35.6	-

Michilla	Q1 2000	Q2 2000	Q3 2000	Q4 2000	Year 2000	Year 1999
Daily average ore treated ('000 tonnes)	12.1	11.7	11.7	11.8	11.8	12.1
Average ore grade (%)	1.72	1.70	1.65	1.63	1.67	1.77
Average recovery (%)	74.5	71.6	72.0	72.3	72.6	77.3
Copper cathodes ('000 tonnes)	12.6	12.8	12.7	12.9	51.1	51.3
Copper in concentrate ('000 tonnes)	1.1	-	-	-	1.1	9.2
Cash costs (cents per pound)	58.8	60.2	60.2	60.3	59.8	55.4

Transport (FCAB)	Q1 2000	Q2 2000	Q3 2000	Q4 2000	Year 2000	Year 1999
Rail tonnage transported ('000 tons)	767	838	834	860	3,299	3,118

ANTOFAGASTA PLC FILE 82-4987



PRELIMINARY RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED 31 DECEMBER 2000

6 March 2001

- *Profit before tax of US$ 223.3 million (1999 – US$13.2 million).*
- *Operating cash flow of US$326.6 million (1999 – US$4.3 million).*
- *Earnings per share of 70.0 cents (1999 – 8.1 cents).*
- *Special dividend of 12.5 pence (18.03 cents) and ordinary dividend of 10 pence (14.42 cents) resulting in a final dividend of 22.5 pence (32.45 cents).*
- *Group copper production of 351,100 tonnes (1999 – 60,500 tonnes) including 298,900 from first year of Los Pelambres.*
- *Average cash costs per pound for mining operations of 39.2 cents (1999 – 55.4 cents).*
- *El Tesoro project now 93% complete and on budget with first production scheduled for May 2001.*
- *Total dividend for year (including special divid end) of 25.75 pence per share (37.37 cents) (1999 - 8.0 pence (12.82 cents)).*

Production from the new Los Pelambres mine together with improved copper prices enabled the Group to increase profit before tax substantially to US$223.3 million (1999 – US$13.2 million) and earnings per share to 70.0 cents (1999 – 8.1 cents). Group copper production was 351,100 tonnes (1999 - 60,500 tonnes) including 298,900 tonnes from Los Pelambres and group average cash costs were down to 39.2 cents per pound from 55.4 cents in 1999. The El Tesoro project is on schedule with first production expected in May 2001. El Tesoro will produce 75,000 tonnes of copper cathodes annually. Increased tonnage from the Railway and a high dividend from Quiñenco S.A. of US$31.3 million (1999 – US$5.3 million) also contributed to Group profits.

Mr Jean-Paul Luksic, CEO of the mining division commented, "2000 has been excellent for the Group with a very successful first year at Los Pelambres, which was operating at nearly 25% above design capacity by the last quarter. With El Tesoro also coming on stream shortly, we expect group copper production to exceed 400,000 tonnes in 2001. We are now evaluating the expansion potential for Los Pelambres and the outlook for the Group remains excellent."

Antofagasta is a UK-listed mining group based in Chile. In addition to copper mining, its interests include rail and road transport operations and a 33.6% interest in Quiñenco S.A. (LQ – NYSE).

Enquiries – London

Antofagasta plc
Tel: +44 20 7374 8091

Philip Adeane
Managing Director
Email: sbolton@antofagasta.co.uk

Hussein Barma
Chief Financial Officer
Email: hbarma@antofagasta.co.uk

Enquiries - Santiago

Antofagasta Minerals S.A.
Tel +562 240 5145
Alejandro Rivera
Chief Financial Officer
Email: arivera@anaconda.cl

Issued by Bankside Consultants Ltd
Keith Irons
Email: keith@bankside.com
Tel: +44 20 7220 7477

DIRECTORS' COMMENTS for the year to 31 December 2000

Following a successful first year of operations at the new Los Pelambres mine, the Group increased its copper production in 2000 to 351,100 tonnes compared with 60,500 tonnes in 1999. The average copper price also improved to 82.3 cents per pound compared to 71.3 cents per pound the previous year. Mainly as a result of these factors, Group turnover increased from US$145.5 million to US$766.1 million and Group profit before tax increased from US$13.2 million to US$223.3 million.

Review of Operations

Los Pelambres

The development of the Group's 60% owned Los Pelambres mine, which began in November 1997, was completed on schedule in the first quarter of 2000 and within the original US$1.36 billion budget. During 2000, Los Pelambres produced 298,900 tonnes of copper in concentrates compared with a forecast at the start of the year of 275,000 tonnes. Cash costs, which included low treatment and refining charges (TC/RCs), averaged 35.6 cents per pound, while total costs after depreciation and financial expenses were 59.7 cents. These factors enabled Los Pelambres to contribute US$169.7 million to Group profit before tax and US$88.5 million to Group profit after tax and minority interests. Los Pelambres paid back US$108.4 million to its shareholders in December, of which US$65.0 million was received by the Group.

Los Pelambres exceeded its planned ore producing capacity of 85,000 tonnes per day (tpd) in February 2000 and further improvements were carried out on the grinding lines between August and September. As a result, processing levels averaged 93,100 tpd during 2000 and reached 106,200 tpd in the fourth quarter of the year. These higher levels are expected to be maintained, and consequently production of copper in concentrates is expected to increase to 350,000 tonnes in 2001. Cash costs in 2001 are expected to increase marginally to approximately 37 cents due to higher TC/RCs compared with 2000. Los Pelambres is now evaluating the advantages of further expanding production capacity.

In July, the Group was released from all its obligations under the Project Completion Guarantee. This guarantee, to ensure timely construction and start-up of operations, was issued by the Group and its Japanese partners in favour of the banks and institutions which provided US$946 million of finance towards the development. The Group's US$133 million escrow account and the charge over its 33.6% interest in Quiñenco, which were established to secure the Completion Guarantee, were released and Los Pelambres' borrowings are now non-recourse. In December, Los Pelambres made its first principal repayment on senior debt of US$67.3 million in addition to its on-going interest payments.

DIRECTORS' COMMENTS for the year to 31 December 2000 - continued...

El Tesoro

Construction began in November 1999 at the El Tesoro project, immediately following completion of the US$205 million project financing agreements. At the end of December 2000, US$221.9 million of the total US$296 million budget had been spent and US$149.5 million drawn down from the financing facilities. The project remains within budget and is now 93% complete with all principal infrastructure and facilities in place. Pre-stripping of the open pit began in early December, when the crushing facilities were also satisfactorily tested, and agglomeration of crushed ore began in January. Heap-leaching will begin later this month and first production of cathodes is expected in May. El Tesoro will be a heap-leach SX-EW operation with an annual cathode production of 75,000 tonnes and average cash costs of 40 cents per pound in the first five years. This will place the El Tesoro mine among the world's low cost producers alongside Los Pelambres. El Tesoro is owned 61% by the Group and 39% by Equatorial Mining Ltd, a subsidiary of AMP.

Michilla

Michilla adopted a new mine plan during the year which has extended its operations to at least 2007. Reserves under this mine plan are 28.3 million tonnes with an average copper grade of 1.28%. Under this plan, the existing open pit is being expanded in successive phases and the underground mine will also continue in operation to maintain existing levels of production. Michilla has initiated an aggressive exploration programme to identify additional reserves and further extend its mine life.

Michilla produced 51,100 tonnes of cathodes in 2000 compared with 51,300 tonnes in 1999, and exceeded its 50,000 tonnes design capacity for the third successive year. The concentrator also produced 1,100 tonnes before it was mothballed in February 2000 (1999 – 9,200 tonnes). Today, both sulphide and oxide ores are being treated by leaching rather than using the traditional flotation method for sulphides. Cash costs at Michilla increased to 59.8 cents per pound in 2000 compared with 55.4 cents per pound last year, due to a higher waste to ore ratio during the current expansion of the open pit and total costs were 79.9 cents per pound in 2000. Michilla made an operating profit of US$1.3 million in 2000, before incurring costs of US$2.9 million as part of its exploration programme. Michilla remains strongly cash positive, having low debt levels and low on-going capital expenditure requirements. It contributed US$26.6 million to Group operating cash flow and made a distribution of US$18.4 million to its shareholders in May 2000. Michilla expects to maintain production at 50,000 tonnes in 2001, while cash costs are expected to average 66 cents per pound due to changes in waste to ore ratio and ore grades.

DIRECTORS' COMMENTS for the year to 31 December 2000 - continued...

Exploration

The Group continued with its exploration programmes in Peru and Chile, spending US$5.4 million in 2000 in addition to amounts spent at Michilla. The two main targets remain the Esperanza copper/gold porphyry deposit located in the Santa Carmen district near El Tesoro in Chile and the Magistral project in Peru. To date, 20,000 metres of drilling at Esperanza have indicated a geological resource of 10 million tonnes of copper oxides with an average copper grade of 0.62% and 150 million tonnes of sulphides with an average copper grade of 0.81% and 0.46g/t of gold. Further drilling will be carried out in the Esperanza and neighbouring Telegrafo properties to expand the resource base.

At Magistral, the Phase 2 drilling programme which was completed during the year indicates the existence of a copper/molybdenum porphyry-skarn deposit. Mineralisation extends 1,200 metres long, 125 metres wide and 350 metres in depth. Drill results suggest an inferred resource of 190 million tonnes with an average copper grade of 0.83% and a molybdenum grade of 0.062%. Under the terms of its option agreement with Inca Pacific, the Group has now acquired a 30% interest in the project. During 2001, the Group will spend US$2.95 million on the Phase 3 drilling programme which includes an infill drilling campaign of 14,000 metres and several metallurgical, geotechnical and engineering studies to improve knowledge of the deposit. On completion of Phase 3, the Group's interest will increase to 51%. This will further increase to 65% on the subsequent completion of a feasibility study.

Railway and other transport services

Turnover from railway and other transport services increased from US$51.9 million to US$70.0 million, principally due to the inclusion for the first time of revenues from Bolivian operations which amounted to US$12.1 million. These revenues are now consolidated following a restructuring of investments at the beginning of the year. Turnover from existing operations also increased by US$6.0 million, mainly because of growth in road transport and ancillary services. Rail tonnages from existing operations were increased and reached 3.3 million tons compared with 3.1 million tons in 1999. Production levels at existing mines together with the start-up of operations at El Tesoro indicate that current tonnage levels can be maintained for the foreseeable future.

Investments

The Group holds a 33.6% interest in Quiñenco, a diversified industrial and financial group listed in Santiago and New York with interests in the Southern Cone of Latin America and Brazil. Income from Quiñenco is accounted for on a dividends-received basis and in May 2000 the Group received US$31.3 million (1999 – US$5.3 million). This represents a distribution of 30% of Quineñco's previous year's profits after tax and minorities, which included a substantial profit on the sale of its banking and cable television interests. No comparable disposals took place during 2000. Although the Chilean economy returned to growth during the year, difficult economic conditions persisted throughout the region. The market value of the Group's holding in Quiñenco was US$251.5 million at 31 December 2000 and US$277.6 million at 28 February 2001.

DIRECTORS' COMMENTS for the year to 31 December 2000 - continued...

Financial Review

Results

Profit before tax rose to US$223.3 million in 2000 from US$13.2 million in 1999 , and earnings per share increased to 70.0 cents from 8.1 cents. Profit before tax excluding exceptional items rose to US$219.2 million from US$31.8 million in 1999, and earnings per share excluding exceptional items increased to 68.2 cents from 13.5 cents. The significant improvement came mainly from the production at Los Pelambres in its first year of operations helped by higher copper prices and the substantial dividend from Quiñenco.

Turnover increased from US$145.5 million in 1999 to US$766.1 million in 2000; US$603.9 million of this was from Los Pelambres. Operating profits increased from a loss of US$8.6 million in 1999 (operating profit excluding exceptional items of US$10.0 million) to a profit of US$246.0 million in 2000. This included US$241.9 million in respect of Los Pelambres.

Income from fixed asset investments increased to US$31.5 million from US$5.4 million in 1999, due to the higher dividend received from Quiñenco.

During the year, the Group sold surplus mining assets, resulting in a profit of US$4.1 million (US$3.5 million after tax). This amount has been separately disclosed as an exceptional item. Exceptional items in 1999, which were charged against operating profit, related to provisions for write-down of mining assets and temporary closure costs of US$12.0 million and non-incremental overhead costs of US$6.6 million incurred during the Los Pelambres development which were expensed as required by United Kingdom accounting standards rather than capitalised.

Net interest expense in 2000 was US$58.3 million, compared with net interest income in 1999 of US$14.7 million. This comprised interest income of US$21.0 million, discounting adjustments to provisions of US$1.2 million and interest expense of US$80.5 million, of which US$80.1 million related to Los Pelambres. During 1999, Los Pelambres costs were capitalised while the project remained under development. Interest costs in El Tesoro will continue to be capitalised until a commercial level of operations has been achieved during 2001. Tax amounted to US$29.0 million, including deferred tax (principally in respect of Los Pelambres) of US$27.0 million. This represents an effective tax rate (including deferred tax) of 13.0%, compared with the statutory Chilean tax rate of 15%. The lower tax rate arises mainly because the dividend from Quiñenco is paid out of its post-tax profits and is not subject to further tax on receipt. Excluding the Quiñenco dividend, the effective tax rate would have been 15.1%.

DIRECTORS' COMMENTS for the year to 31 December 2001 - continued...

Cash flows

Net cash inflow from operating activities increased to US$326.6 million in 2000 from US$4.3 million in 1999. Net cash inflow in both 1999 and 2000 was affected by the build-up of stocks and debtors as part of the Los Pelambres start-up. Excluding working capital movements, cash inflow would have been US$354.9 million (1999 – US$26.1 million).

Net capital expenditures in the period were US$314.5 million, compared with US$600.6 million in 1999 during the Los Pelambres development period. Amounts spent in 2000 relate mainly to the El Tesoro project and final construction costs in the first quarter of the year at Los Pelambres.

Cash and debt

At 31 December 2000, the Group had cash and deposits of US$300.1 million (1999 – US$331.6 million). These included US$37.8 million held by El Tesoro to fund its development costs. After taking into account the minority share of the non-wholly owned operations, the Group's share of the total balance of US$300.1 million is US$267.4 million.

Group debt at the end of 2000 was US$1,095.7 million (1999 – US$1,071.1 million); of this, US$641.6 million is proportionately attributable to the Group after taking the minority share of non-wholly owned operations into account. The total group borrowings included US$878.7 million due under the Los Pelambres non-recourse project financing arrangements, of which 40% is attributable to minority shareholders. El Tesoro had drawn down US$149.5 million of its US$205 million project financing arrangements of which 39% is attributable to minority shareholders. These borrowings will become non-recourse when the project satisfies its completion test, expected in 2002.

Balance Sheet

Shareholders' funds increased from US$887.3 million at the beginning of the year to US$948.5 million, reflecting mainly profit after tax and minorities for the period of US$138.2 million, less dividends paid and proposed of US$73.9 million.

Minority interests increased from US$216.3 million at the beginning of the year to US$292.8 million. This resulted from the acquisition of the Bolivian network, further contributions from minority shareholders to complete the Los Pelambres project and share of profit after tax partly offset by dividends received from subsidiaries.

DIRECTORS' COMMENTS for the year to 31 December 2001 - continued...

Dividends

The Board is recommending a final dividend of 22.5 pence per ordinary share (1999 – 5.75 pence) payable on 8 June 2001 to shareholders on the Register at the close of business on 4 May 2000. The final dividend comprises an ordinary dividend of 10 pence and a special dividend of 12.5 pence. This gives a total dividend for 2000 of 25.75 pence (1999 – 8.0 pence). Dividends are now paid in US dollars and sterling, and shareholders who receive dividends in US dollars will be paid the final dividend of 32.45 cents per ordinary share, based on an exchange rate of £1=US$1.4421. Further details are given in Note 9 to the Preliminary Results.

Current trading prospects

Copper prices recovered strongly during 2000 to a peak of 91.1 cents per pound in September, before easing back to end the year at 82.0 cents against a background of slowing economic growth in the United States. Copper prices have since averaged 80.6 cents in the first two months of 2001 and the direction that prices take will depend significantly on the degree of this slowdown and the impact this may have on world growth and the demand for copper. Copper market fundamentals remain sound, with LME inventory levels having declined from a high of 843,000 tonnes in March 2000 to 329,200 tonnes on 28 February 2001. Limited new production capacity is due to come on stream over the next few years. Despite slower growth in the United States, demand for most base metals remains good in other parts of the world, particularly Europe and China. Unless an unexpectedly sharp global downturn occurs, a decline in prices to the low 1998 and 1999 levels is unlikely in the short term. Most commodity analysts expect the copper market to remain either balanced or in deficit, with prices improving in the second half of 2001 and through 2002.

With the successful optimisation of Los Pelambres in the second half of 2000 and the imminent start-up of El Tesoro, Group copper production is expected to exceed 400,000 tonnes this year compared with 351,100 tonnes in 2000. These further increases in low-cost copper production and the ability to benefit from any increase in prices mean that the prospects for the Group remain excellent.

Group Profit and Loss Account – US Dollars

	Notes	**Unaudited year to 31.12.00**			Audited year to 31.12.99		
		Before excepl items US$'m	**Excepl items Note 5 US$'m**	**Total US$'m**	Before excepl items US$'m	Excepl items Note 5 US$'m	Total US$'m
Turnover							
Continuing operations		754.0	-	754.0	145.5	-	145.5
Acquisitions	11	12.1	-	12.1	-	-	-
	3	766.1	-	766.1	145.5	-	145.5
Operating profit/(loss)							
Continuing operations		244.2	-	244.2	10.0	(18.6)	(8.6)
Acquisitions	11	1.8	-	1.8	-		-
	3,4	246.0	-	246.0	10.0	(18.6)	(8.6)
Share of operating profit in associates		-	-	-	1.7	-	1.7
Profit on disposal of fixed assets		-	4.1	4.1	-	-	-
Income from other fixed asset investments		31.5	-	31.5	5.4	-	5.4
Net interest (payable)/receivable							
Group	6	(58.3)	-	(58.3)	14.4	-	14.4
Associates		-	-	-	0.3	-	0.3
Profit before tax		219.2	4.1	223.3	31.8	(18.6)	13.2
Tax							
Group	7	(28.4)	(0.6)	(29.0)	(4.2)		(1.4)
Associates	7	-		-	(0.5)	-	(0.5)
Profit after tax		190.8	3.5	194.3	27.1	(15.8)	11.3
Minority interests – equity		(56.1)	-	(56.1)	(0.9)	5.5	4.6
Profit for the financial period		134.7	3.5	138.2	26.2	(10.3)	15.9
Dividends							
Preference – non equity		(0.2)	-	(0.2)	(0.2)		(0.2)
Ordinary - equity	9	(73.7)	-	(73.7)	(25.4)	-	(25.4)
Retained profit/(loss)		60.8	3.5	64.3	0.6	(10.3)	(9.7)
Earnings per share	8	68.2c		70.0c	13.5c		8.1c
Dividend per share	9			37.37c			12.82c

The dividend in 2000 includes a special dividend of 18.03 cents per share. Further details are given in Note 9.

Other recognised gains and losses

Other recognised gains and losses in the period were exchange differences which amounted to a gain of US$18.0 million (1999 – a gain of US$3.9 million), and are shown in Note 15 together with other movements in shareholders' funds.

Group Profit and Loss Account – Sterling

	Notes	Unaudited year to 31.12.00 Before excepl items £'m	Excepl items Note 5 £'m	Total £'m	Audited year to 31.12.99 Before excepl items £'m	Excepl items Note 5 £'m	Total £'m
Turnover							
Continuing operations		497.4	-	497.4	89.8	-	89.8
Acquisitions	11	8.0	-	8.0	-	-	-
	3	505.4	-	505.4	89.8	-	89.8
Operating profit/(loss)							
Continuing operations		161.2	-	161.2	6.2	(11.5)	(5.3)
Acquisitions	11	1.2	-	1.2	-	-	-
	3, 4	162.4	-	162.4	6.2	(11.5)	(5.3)
Share of operating profit in associates		-	-	-	1.0	-	1.0
Profit on disposal of fixed assets		-	2.7	2.7	-	-	-
Income from other fixed asset investments		20.1	-	20.1	3.3	-	3.3
Net interest (payable)/receivable							
Group	6	(38.4)	-	(38.4)	8.9	-	8.9
Associates		-	-	-	0.2	-	0.2
Profit before tax		144.1	2.7	146.8	19.6	(11.5)	8.1
Tax							
Group	7	(18.7)	(0.4)	(19.1)	(2.7)	1.8	(0.9)
Associates	7	-	-		(0.3)	-	(0.3)
Profit after tax		125.4	2.3	127.7	16.6	(9.7)	6.9
Minority interests – equity		(37.0)	-	(37.0)	(0.6)	3.4	2.8
Profit for the financial period		88.4	2.3	90.7	16.0	(6.3)	9.7
Dividends							
Preference – non equity		(0.1)	-	(0.1)	(0.1)	-	(0.1)
Ordinary – equity	9	(50.8)	-	(50.8)	(15.8)	-	(15.8)
Retained profit/(loss)		37.5	2.3	39.8	0.1	(6.3)	(6.2)
Earnings per share	8	44.8p		45.9p	8.2p		5.0p
Dividend per share	9			25.75p			8.0p

The dividend in 2000 includes a special dividend of 12.5 pence per share. Further details are given in Note 9.

Other recognised gains and losses

Other recognised gains and losses in the period (exchange differences) amounted to a gain of £29.6 million (1999 – a gain of £8.5 million), and are shown in Note 15 together with other movements in shareholders' funds.

Group Balance Sheet

	Notes	US Dollars		Sterling	
		Unaudited 31.12.00 US$'m	Restated 31.12.99 US$'m	**Unaudited 31.12.00 £'m**	Restated 31.12.99 £'m
Fixed assets					
Tangible fixed assets	10	**1,926.7**	1,635.8	**1,286.8**	1,016.6
Investments in associates	11	**-**	20.6	**-**	13.2
Other investments	12	**185.5**	185.8	**108.2**	108.3
		2,112.2	1,842.2	**1,395.0**	1,138.1
Current assets					
Stocks		**41.6**	32.4	**27.8**	20.1
Debtors		**110.1**	81.5	**73.7**	50.6
Current asset investments (including time deposits)		**297.1**	328.4	**198.9**	204.0
Cash at bank and in hand		**3.0**	3.2	**2.0**	2.0
		451.8	445.5	**302.4**	276.7
Creditors – amounts falling due within one year					
Trade and other creditors		**(87.1)**	(77.4)	**(58.3)**	(48.2)
Loans	13	**(92.2)**	(64.8)	**(61.7)**	(40.1)
Dividends		**(64.0)**	(18.3)	**(44.4)**	(11.3)
		(243.3)	(160.5)	**(164.4)**	(99.6)
Net current assets		**208.5**	285.0	**138.0**	177.1
Total assets less current liabilities		**2,320.7**	2,127.2	**1,533.0**	1,315.2
Creditors – amounts falling due after more than one year					
Other creditors		**(28.5)**	-	**(19.1)**	-
Loans	13	**(1,003.5)**	(1,006.3)	**(671.8)**	(625.0)
Provisions for liabilities and charges	14	**(47.4)**	(17.3)	**(31.6)**	(10.7)
		1,241.3	1,103.6	**810.5**	679.5
Capital and reserves					
Called up share capital		**17.7**	19.1	**11.9**	
Share premium		**253.1**	272.8	**169.4**	169.4
Reserves		**677.7**	595.4	**433.2**	363.8
Shareholders' funds	15	**948.5**	887.3	**614.5**	545.1
Minority interests		**292.8**	216.3	**196.0**	134.4
		1,241.3	1,103.6	**810.5**	679.5

Approved by the Board of Directors on 5 March, 2001. P J Adeane, Director.

Group Cash Flow Statement

	Notes	US Dollars		Sterling	
		Unaudited year to 31.12.00 US$'m	Audited year to 31.12.99 US$'m	**Unaudited year to 31.12.00 £'m**	Audited year to 31.12.99 £'m
Net cash inflow from operating activities	16	**326.6**	4.3	**215.4**	2.8
Returns on investment and servicing of finance					
Dividends received from associates		-	1.3	-	0.8
Dividends received from other fixed asset investments		**31.5**	5.4	**20.1**	3.3
Interest received (including capitalised interest)		**22.3**	19.6	**14.7**	12.2
Interest paid (including capitalised interest)		**(86.0)**	(39.6)	**(56.7)**	(24.5)
Dividends paid to minority interests		**(10.2)**	-	**(6.7)**	-
Preference dividends paid		**(0.2)**	(0.2)	**(0.1)**	(0.1)
Net cash outflow from returns on investment and servicing of finance		**(42.6)**	(13.5)	**(28.7)**	(8.3)
Tax recovered/(paid)		**1.1**	(4.5)	**0.7**	(2.8)
Net cash outflow from capital expenditure and financial investment		**(314.5)**	(600.6)	**(207.5)**	(370.6)
Acquisitions and disposals					
Net cash balances acquired with subsidiary		**0.9**	-	**0.5**	-
Equity dividends paid		**(26.6)**	(24.3)	**(17.7)**	(14.8)
Cash outflow before management of liquid resources		**(55.1)**	(638.6)	**(37.3)**	(393.7)
Management of liquid resources					
Net decrease in time deposits		**40.2**	55.4	**26.5**	34.2
Financing					
Contribution from minority interests		**8.0**	65.5	**5.3**	40.4
Net borrowings in period		**9.8**	517.2	**6.4**	319.3
Net cash inflow from financing		**17.8**	582.7	**11.7**	359.7
Net cash inflow/(outflow) in the period	17	**2.9**	(0.5)	**0.9**	0.2

Notes

1 Reporting currency and accounting policies

a) Reporting currency

The functional reporting currency of the Group is US dollars, the principal currency in which the Group operates and in which assets and liabilities are held. These preliminary results have additionally been presented in sterling on a supplementary basis. Share capital remains denominated in sterling and, for the purposes of reporting in US dollars, share capital and share premium are translated at the period end rate of exchange. As explained in Note 9, dividends are paid in both US dollars and sterling.

b) Accounting policies

Four new accounting standards have been adopted in these preliminary results. FRS 16, "Current Tax", FRS 17, "Retirement Benefits" and FRS 18 "Accounting Policies" have had no effect on the Group's financial position, results or cash flows. FRS 19, "Deferred Tax" has also been adopted. Certain amounts in the balance sheet have been reclassified from creditors to debtors and provisions as required by FRS 19 and prior year comparatives restated accordingly. This reclassification has had no effect on the Group's results, cash flows or net financial position.

Other than the reclassification in respect of FRS 19, the profit and loss account, balance sheet and cash flow statement for the year to 31 December 2000 have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year to 31 December 1999.

2 Production (neither audited nor reviewed by the auditors)

The Group announced production volumes and cash costs for 2000 on 31 January 2001. Production information on mining operations for the year may be summarised as follows:

a) Tonnes of payable copper produced (neither audited nor reviewed by the auditors)

	Year to 31.12.00 '000 tonnes	Year to 31.12.99 '000 tonnes
Los Pelambres		
Payable copper in concentrates	**298.9**	-
Michilla		
Copper cathodes	**51.1**	51.3
Payable copper in concentrates	**1.1**	9.2
Group total	**351.1**	60.5

During 1999, while still under development, Los Pelambres produced 17,400 tonnes of copper in concentrates before a commercial level of production was achieved. This production and the related sales were not accounted for in the 1999 profit and loss account, and are excluded from the production figures above.

b) Cash costs per pound (neither audited nor reviewed by the auditors)

	Year to 31.12.00 cents	Year to 31.12.99 cents
Los Pelambres	**35.6**	-
Michilla	**59.8**	55.4
Group weighted average	**39.2**	55.4

Cash costs are a measure of cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax.

3 Segmental analysis

a) Turnover by geographical destination

	US Dollars		Sterling	
	Unaudited year to 31.12.00 US$'m	Audited year to 31.12.99 US$'m	**Unaudited year to 31.12.00 £'m**	Audited year to 31.12.99 £'m
UK	**5.7**	7.9	**3.7**	4.9
Rest of Europe	**169.1**	41.3	**111.6**	25.5
Chile	**78.2**	45.7	**51.6**	28.3
Rest of Latin America	**54.9**	33.2	**36.2**	20.5
North America	**38.4**	2.8	**25.4**	1.7
Asia Pacific / other	**419.8**	14.6	**276.9**	8.9
	766.1	145.5	**505.4**	89.8

b) Turnover and operating profit before exceptional items by class of business and geographical location

Operations are based in Latin America. Turnover and operating profit can be analysed as follows:

		US Dollars		Sterling	
		Unaudited year to 31.12.00 US$'m	Audited year to 31.12.99 US$'m	**Unaudited Year to 31.12.00 £'m**	Audited year to 31.12.99 £'m
Turnover					
Mining		**696.1**	93.6	**459.2**	57.8
Railway and other transport services					
- Continuing		**57.9**	51.9	**38.2**	32.0
- Acquisitions		**12.1**	-	**8.0**	-
		766.1	145.5	**505.4**	89.8
Operating profit before exceptional items					
Mining		**224.9**	(9.2)	**148.4**	(5.6)
Railway and other transport services					
- Continuing		**19.3**	19.2	**12.8**	11.8
- Acquisitions		**1.8**	-	**1.2**	-
		246.0	10.0	**162.4**	6.2
Exceptional items	5	**-**	(18.6)	**-**	(11.5)
Operating profit/(loss) after exceptional items		**246.0**	(8.6)	**162.4**	(5.3)

4 Operating profit / (loss)

	Note	US Dollars		Sterling	
		Unaudited year to 31.12.00 US$'m	Audited year to 31.12.99 US$'m	**Unaudited year to 31.12.00 £'m**	Audited year to 31.12.99 £'m
Turnover		**766.1**	145.5	**505.4**	89.8
Cost of sales		**(418.9)**	(95.2)	**(276.2)**	(58.8)
Gross profit		**347.2**	50.3	**229.2**	31.0
Administrative expenses		**(88.7)**	(36.5)	**(58.5)**	(22.5)
Closure provision		**(1.0)**	-	**(0.7)**	-
Severance charges		**(2.7)**	(1.1)	**(1.8)**	(0.7)
Exploration costs		**(8.3)**	(3.3)	**(5.5)**	(2.0)
Other net operating (expense)/income		**(0.5)**	0.6	**(0.3)**	0.4
Operating profit before exceptional items		**246.0**	10.0	**162.4**	6.2
Exceptional items	5	-	(18.6)	-	(11.5)
Operating profit/(loss) after exceptional items		**246.0**	(8.6)	**162.4**	(5.3)

Depreciation charges in 2000 amounted to US$105.9 million (£69.7 million). Of this amount, US$95.4 million (£62.8 million) is included in cost of sales and US$10.5 million (£ 6.9 million) is included in administrative expenses. Depreciation charges in 1999 amounted to US$22.4 million (£13.9 million) of this amount, (£13.2 million) is included in cost of sales and US$1.0 million (£0.6 million) is included in administrative expenses.

Exploration costs in 2000 include US$2.9 million in relation to Michilla. In 1999, exploration costs previously capitalised at Michilla of US$8.1 million were written off and included in the exceptional items disclosed in Note 5 below.

5 Exceptional items

	US Dollars		Sterling	
	Unaudited year to 31.12.00 US$'m	Audited year to 31.12.99 US$'m	**Unaudited year to 31.12.00 £'m**	Audited year to 31.12.99 £'m
Operating				
Provision for write-down of mining assets and stocks	-	(12.0)	-	(7.4)
Non-incremental overhead costs incurred in the course of mining development	-	(6.6)	-	(4.1)
Non-operating				
Profit on disposal of fixed assets at El Chacay	**4.1**		**2.7**	-
	4.1	(18.6)	**2.7**	(11.5)
Tax effect	**(0.6)**	2.8	**(0.4)**	1.8
Minority interest effect	-	5.5	-	3.4
	3.5	(10.3)	**2.3**	(6.3)

6 **Net interest (payable)/receivable relating to the Group**

	US Dollars		Sterling	
	Unaudited year to 31.12.00 US$'m	Audited year to 31.12.99 US$'m	**Unaudited year to 31.12.00 £'m**	Audited year to 31.12.99 £'m
Interest receivable	**21.0**	14.8	**13.9**	9.3
Interest payable	**(80.5)**	(0.2)	**(53.1)**	(0.2)
Discount charge relating to provisions	**1.2**		**0.8**	
	(58.3)	14.4	**(38.4)**	8.9

7 **Tax**

The tax charge of US$29.0 million (£19.1 million; 1999 – US$ 1.9 million; £1.2 million) represents an effective rate of 13.0% (1999 – 14.4%) on profit before tax, as compared with the Chilean statutory tax rate of 15%. The lower effective tax rate arises principally because the dividend of US$31.3 million (£19.9 million) received from Quiñenco is paid out of Quiñenco's post-tax profits and is not subject to further tax on receipt.

8 **Earnings per share**

Earnings per share is calculated on profit after tax, minority interest and preference dividends giving adjusted earnings of US$138.0 million (£90.6 million; 1999 – US$ 15.7 million ; £9.6 million) and based on 197,171,339 ordinary shares in issue throughout the period (1999 – weighted average number of ordinary shares 193,278,188). Earnings per share excluding exceptional items is calculated on the same basis but excluding an exceptional gain of US$3.5 million (£2.3million; 1999 – exceptional loss of US$10.3 million; £6.3 million).

9 **Dividends**

Following requests from shareholders, Antofagasta plc recently changed its policy in respect of the currency in which dividend payments are paid to holders of ordinary shares. Shareholders on the register of members with an address in the United Kingdom will continue to receive dividend payments in pounds sterling, unless they elect to be paid in US dollars. All other shareholders will be paid by cheque in US dollars, unless they have previously instructed the company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in pounds sterling. The company's registrar must receive any such election before the record date for a particular dividend.

The Board will recommend a final dividend of 22.5p (1999 – 5.75p) per ordinary share for payment on 8 June 2001 to shareholders on the Register at the close of business on 4 May 2001. This dividend comprises a regular element of 10 pence and a special element of 12.5 pence. Dividends are declared gross, but dividends payable to United Kingdom shareholders will be paid net of withholding tax. The exchange rate to be applied for the con version of dividends will be £1 = US$1.4421, giving a dividend for those shareholders who will be paid in US dollars a final dividend of 32.45 cents per ordinary share, comprising an ordinary dividend of 14.42 cents and a special dividend of 18.03 cents.

10 Tangible fixed assets

Net book value	US Dollars				
	Freehold land and buildings US$'m	Permanent way and works US$'m	Rolling stock, plant, machinery and water distribution US$'m	Mining US$'m	Total US$'m
1 January 2000 (audited)	30.6	33.3	39.4	1,532.5	1,635.8
Acquisition	-	9.9	21.3	-	31.2
Additions	0.1	3.0	4.1	367.2	374.4
Closure provision capitalised	-	-	-	0.9	0.9
Reclassified to stocks	-	-	-	(3.1)	(3.1)
Disposals	-	-	(0.1)	(3.6)	(3.7)
Depreciation	(0.1)	(1.7)	(4.9)	(99.2)	(105.9)
Exchange	(0.3)	(0.6)	(2.0)	-	(2.9)
31 December 2000 (unaudited)	**30.3**	**43.9**	**57.8**	**1,794.7**	**1,926.7**

Net book value	Sterling				
	Freehold land and buildings £'m	Permanent way and works £'m	Rolling stock, plant, machinery and water distribution £'m	Mining £'m	Total £'m
1 January 2000 (audited)	19.2	21.5	24.1	951.8	1016.6
Acquisition	-	6.2	13.2	-	19.4
Additions	0.1	2.0	2.7	242.2	247.0
Closure provision capitalised	-	-	-	0.6	
Reclassified to stocks	-	-	-	(2.0)	(2.0)
Disposals	-	-	(0.1)	(2.4)	(2.5)
Depreciation	(0.1)	(1.1)	(3.1)	(65.4)	(69.7)
Exchange	1.1	0.8	2.0	73.5	77.4
31 December 2000 (unaudited)	**20.3**	**29.4**	**38.8**	**1,198.3**	**1,286.8**

11 Disposal of associate and acquisition of subsidiary

Investments in associates	US$'m	£'m
1 January 2000 (audited)	20.6	13.2
Transferred to investments in subsidiaries and consolidated	(20.6)	(13.2)
31 December 2000 (unaudited)	-	-

At the beginning of the year, the Group restructured its interests in the Bolivian rail networks by exchanging its 12% interest in Empresa Ferroviaria Oriental S.A. ("Oriental") for a further 13.5% interest in Empresa Ferroviaria Andina S.A. ("Andino"), taking its interest in the Andino to a controlling 50% interest. Accordingly this investment has been treated as a subsidiary and consolidated from 1 January 2000.

12 Other investments

	US$'m	£'m
1 January 2000 (audited)	185.8	108.3
Disposals	(0.3)	(0.1)
31 December 2000 (unaudited)	**185.5**	**108.2**

Investments held at 31 December 2000 were all quoted with an aggregate market value of US$ 256.8 million (1999 – US$ 406.0 million). These investments include a 33.61% interest in Quiñenco S.A.

13 Loans

	US Dollars		Sterling	
	Unaudited 31.12.00 US$'m	Audited 31.12.99 US$'m	**Unaudited 31.12.00 £'m**	Audited 31.12.99 £'m
Los Pelambres				
- Loans	**(878.7)**	(902.8)	(588.2)	(560.7)
- Subordinated debt	-	(34.7)	-	(21.5)
El Tesoro				
- Loans	**(149.5)**	(25.2)	(100.1)	(15.7)
- Subordinated debt	**(36.2)**	(94.9)	(24.3)	(58.9)
- Finance leases	**(15.0)**	-	(10.0)	-
Michilla				
- Finance leases	**(2.1)**	(1.2)	(1.4)	(0.7)
- Loans	**(0.1)**	(0.2)	(0.1)	(0.1)
Transport and other services				
- Loans	**(14.1)**	(12.1)	(9.4)	(7.5)
	(1,095.7)	(1,071.1)	(733.5)	(665.1)

Maturity of loans:

	US Dollars		Sterling	
	Unaudited 31.12.00 US$'m	Audited 31.12.99 US$'m	**Unaudited 31.12.00 £'m**	Audited 31.12.99 £'m
Due within one year	**(92.2)**	(64.8)	**(61.7)**	(40.1)
Due after more than one year	**(1,003.5)**	(1,006.3)	**(671.8)**	(625.0)
	(1,095.7)	(1,071.1)	**(733.5)**	(665.1)

14 Provisions for liabilities and charges

	US Dollars			
	Decommi-sioning and site rehabilitation US$'m	Severance indemnities US$'m	Deferred tax US$'m	Total US$'m
1 January 2000 (restated)	(3.1)	(7.2)	(7.0)	(17.3)
Acquisition	-	(1.7)	-	(1.7)
Charge to operating profit in period	(1.0)	(2.7)	-	(3.7)
Release of discount to net interest in period	(0.3)	1.5	-	1.2
Charge to tax on profit in period	-	-	(27.0)	(27.0)
Utilised in the period	-	0.8	0.7	1.5
Capitalised to fixed assets	(0.9)	-	-	(0.9)
Exchange	-	0.4	0.1	0.5
31 December 2000 (unaudited)	**(5.3)**	**(8.9)**	**(33.2)**	**(47.4)**

	Sterling			
	Decommi-sioning and site rehabilitation £'m	Severance indemnities £'m	Deferred tax £'m	Total £'m
1 January 2000 (restated)	(1.9)	(4.5)	(4.3)	(10.7)
Acquisition	-	(1.1)	-	(1.1)
Charge to operating profit in period	(0.7)	(1.8)	-	(2.5)
Release of discount to net interest in period	(0.2)	1.0	-	0.8
Charge to tax on profit in period	-	-	(17.8)	(17.8)
Utilised in the period	-	0.5	0.4	0.9
Capitalised to fixed assets	(0.6)	-	-	(0.6)
Exchange	(0.1)	-	(0.5)	(0.6)
31 December 2000 (unaudited)	**(3.5)**	**(5.9)**	**(22.2)**	**(31.6)**

Deferred tax balances were previously netted off against corporation tax debtor and creditor balances. These have been reclassified and separately disclosed in provisions for liabilities and charges above, following the implementation of FRS 19 "Deferred Tax". The amount reclassified at the start of year was US$7.0 million (£4.3 million), and prior year comparatives in respect of debtors, creditors and provisions have been restated accordingly. The reclassification has no effect on results, cash flows or net assets.

Severance costs were previously calculated on a current value basis. These have been reassessed on a discounted basis taking into account the expected service lives of employees. The effect of this change in methodology has been to reduce the severance indeminities provision by US$1.7 million (£1.1million). This has been credited to the profit and loss account in 2000 as an adjustment to the discounting charge for the period.

15 Reconciliation of movements in shareholders' funds

	US Dollars		Sterling	
	Unaudited year to 31.12.00 US$'m	Audited year to 31.12.99 US$'m	**Unaudited year to 31.12.00 £'m**	Audited year to 31.12.99 £'m
Profit for the financial period	**138.2**	15.9	**90.7**	9.7
Other recognised gains relating to the period				
- Currency translation adjustment	**18.0**	3.9	**29.6**	8.5
Total recognised gains and losses	**156.2**	19.8	**120.3**	18.2
Dividends	**(73.9)**	(25.6)	**(50.9)**	(15.9)
	82.3	(5.8)	**69.4**	2.3
Issue of ordinary shares	**-**	0.6	**-**	0.4
Share premium on issue	**-**	37.0	**-**	22.8
Exchange movement on sterling denominated share capital and share premium	**(21.1)**	(8.2)	**-**	-
Opening shareholders' funds	**887.3**	863.7	**545.1**	519.6
Closing shareholders' funds	**948.5**	887.3	**614.5**	545.1

16 Reconciliation of operating profit / (loss) to net cash inflow from operating activities

	US Dollars		Sterling	
	Unaudited year to 31.12.00 US$'m	Audited year to 31.12.99 US$'m	**Unaudited year to 31.12.00 £'m**	Audited year to 31.12.99 £'m
Operating profit/(loss)	**246.0**	(8.6)	**162.4**	(5.3)
Depreciation	**105.9**	22.4	**69.7**	13.9
Loss on disposal of tangible fixed assets	**3.0**	12.3	**2.0**	7.6
Increase in stocks	**(6.0)**	(20.9)	**(4.0)**	(12.9)
Increase in debtors	**(70.5)**	(0.1)	**(46.5)**	(0.1)
Increase/(decrease) in creditors and provisions	**48.2**	(0.8)	**31.8**	(0.4)
Net cash inflow from operating activities	**326.6**	4.3	**215.4**	2.8

17 Reconciliation of net cash flow to movement in net debt

	US Dollars		Sterling	
	Unaudited year to 31.12.00 US$'m	Audited year to 31.12.99 US$'m	**Unaudited year to 31.12.00 £'m**	Audited year to 31.12.99 £'m
Net cash inflow/(outflow) in the period	**2.9**	(0.5)	**0.9**	0.2
Cash inflow from increase in debt	**(9.8)**	(517.2)	**(6.4)**	(319.3)
Cash inflow from decrease in liquid resources	**(40.2)**	(55.4)	**(26.5)**	(34.2)
Change in net debt resulting from cash flows	**(47.1)**	(573.1)	**(32.0)**	(353.3)
Capitalisation of subordinated debt	**10.3**	-	**6.8**	-
Acquisition	**5.1**	(6.4)	**3.2**	(3.9)
Reclassification	**3.5**	(25.6)	**2.2**	(16.0)
Interest accrued on long-term loan balances	**(8.1)**	(4.6)	**(5.3)**	(2.8)
New leases	**(16.3)**	-	**(10.8)**	-
Exchange	**(3.5)**	(4.8)	**(37.6)**	(7.8)
Movement in net debt in the period	**(56.1)**	(614.5)	**(73.5)**	(383.8)
Net debt at the beginning of the period	**(739.5)**	(125.0)	**(459.1)**	(75.3)
Net debt at the end of the period	**(795.6)**	(739.5)	**(532.6)**	(459.1)

18 Financial information

The financial information set out in this announcement does not constitute the Group's statutory accounts for the years ended 31 December 2000 or 1999. The financial information for the year ended 31 December 1999 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies, as adjusted for the restatement in the balance sheet for FRS 19 "Deferred Tax" as explained in Note 1(b). The auditors reported on those accounts; their report was unqualified and did not contain a statement under s237(2) or (3) Companies Act 1985. The statutory accounts for the year ended 31 December 2000 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

19 Currency translation

Assets and liabilities denominated in foreign currencies are translated into dollars and sterling at the period end rates of exchange. Results denominated in foreign currencies have been translated into dollars and sterling at the average rate for each period.

	Period end rates	Average rates
31.12.00	**US$1.49 = £1; US$1 = Ch$574**	**US$1.52 = £1; US$1 = Ch$540**
31.12.99	US$1.61 = £1; US$1 = Ch$531	US$1.62 = £1; US$1 = Ch$509

20 Distribution

The Annual Report and Financial Statements, including the Notice of the Annual General Meeting and Chairman's Statement for the year ended 31 December 2000 will be posted to all shareholders in May 2001. The Annual General Meeting will be held in the Armourers Hall, 81 Coleman Street, London EC2 at 10.30 a.m. on 7 June 2001.

Quarterly Production Report
1st quarter 2001

02 OCT -2 AM 12:03



30 April 2001

Highlights

- **Group copper production in Q1 of 92,000 tonnes compared with 82,300 tonnes in Q1 2000**
- **El Tesoro mine over 98% completed and production ramp-up has started**

Group Total	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Acc. 2001	Acc. 2000	Full Year 2000
Total copper production ('000 tonnes)	92.0				92.0	82.3	351.1
Weighted average Cash costs (cents per pound)	43.2				43.2	38.7	39.2

Los Pelambres

Ore processing levels at Los Pelambres averaged 98,500 tonnes per day ("tpd") during the first quarter of the year, compared with an average of 93,100 tpd in 2000 and 106,200 tpd in the fourth quarter of 2000. Processing levels were affected by unscheduled repair work carried out and lower performance at the SAG mills due to a higher greater quantity of pebbles than expected. The necessary adjustments to regain target levels of 100,000-110,000 tpd are now being made.

Cash costs in the first quarter were 39.2 cents per pound compared with an average of 35.6 cents per pound during 2000. Cash costs in the quarter reflect higher TC/RCs (treatment and refining charges) and a higher stripping ratio at the current Phase 3 of the open pit as anticipated, but were also affected by the repair costs incurred in February.

Michilla

Michilla produced 11,500 tonnes of cathodes in the first quarter of 2001 compared with 12,600 tonnes in Q1 2000. The marginal decrease in production reflected lower ore grades under the current mine plan, as well as a fault in one of the four transformers of the EW plant, which has now been repaired. Higher recoveries are expected to compensate for lower grades, with production for the year estimated to be around 50,000 tonnes.

Cash costs in the first quarter were 71.6 cents per pound, compared with an average of 59.8 cents per pound during 2000. The increase represents lower grade and higher stripping costs under Michilla's mine plan combined with lower production levels resulting from the transformer fault during the quarter.

El Tesoro

Construction of El Tesoro was 98.3 per cent completed at the end of March, and testing of equipment carried out to date at the mine and plant has proved satisfactory. The project remains within budget and ahead of schedule. By 27 April, El Tesoro produced its first 400 tonnes of cathodes and by 30 April expects to have produced 1,000 tonnes.

Transport

Rail tonnages represent the combined Chilean and Bolivian operations. Tonnages remained at similar levels with 905,000 tons carried in the first quarter compared to 893,000 tons for the combined operations in the first quarter of 2000.

Enquiries:

Alejandro Rivera
arivera@anaconda.cl
Santiago: (56-2) 3775145

Hussein Barma
hbarma@antofagasta.co.uk
London: (44-20) 73748091

Distributed by:

Keith Irons
Bankside Consultants Ltd

keith@bankside.com
London: (44-20) 72207477

Quarterly Production Report
1st quarter 2001

ANTOFAGASTA PLC

Los Pelambres	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Acc. 2001	Acc. 2000	Full Year 2000
Daily average ore treated ('000 tonnes)	98.5				98.5	84.7	93.1
Average ore grade (%)	1.04				1.04	1.04	0.98
Average recovery (%)	91.6				91.6	91.4	92.4
Concentrate produced ('000 tonnes)	194.6				194.6	158.5	714.5
Average concentrate grade (%)	42.8				42.8	44.8	43.3
Fine copper in concentrate ('000 tonnes)	83.2				83.2	71.0	309.5
Payable copper in concentrate ('000 tonnes)	80.5				80.5	68.6	298.9
Cash costs (cents per pound)	39.2				39.2	34.9	35.6

Michilla	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Acc. 2001	Acc. 2000	Full Year 2000
Daily average ore treated ('000 tonnes)	11.6				11.6	12.1	11.8
Average ore grade (%)	1.53				1.53	1.72	1.67
Average recovery (%)	72.4				72.4	74.5	72.6
Copper cathodes ('000 tonnes)	11.5				11.5	12.6	51.1
Copper in concentrate ('000 tonnes)	-				-	1.1	1.1
Cash costs (cents per pound)	71.6				71.6	58.8	59.8

Transport	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Acc. 2001	Acc. 2000	Full Year 2000
Rail tonnage transported	905				905	893	3,856



Park House, 16 Finsbury Circus, London EC2M 7AH
TEL. NO: 020 7374 8091 FAX NO: 020 7628 3773

For Immediate Release: Monday 30 April 2001

NEWS RELEASE

Antofagasta plc acquires promising new exploration properties

London 30 April 2001 - ANTOFAGASTA PLC announces that it has agreed to acquire, through its wholly owned subsidiary Minprop Limited, a 51% controlling interest in a number of copper exploration properties situated in Chile's Second and Fourth Regions.

The properties, which comprise an area of some 24,000 hectares, will be acquired for a nominal consideration from Mineralinvest Establishment, which is owned by Mr A. A. Luksic, Chairman of Antofagasta. The most significant properties are situated in the Sierra Gorda and El Abra districts, on what is known as the West Fissure, one of the most prospective geological environments in the world, hosting several world class copper mines such as Escondida, Chuquicamata and El Abra. Certain properties are of particular interest to the Group because they adjoin its existing operations, including Tesoro Noreste and Centinela and part of Esperanza which are all located near the El Tesoro mine. Other potentially valuable properties include Conchi, Mercedes and Brujulinas which are located within the El Abra district. Buey Muerto, which lies only 30 kilometres to the east of the Michilla deposit, contains oxide reserves which could be leached to provide copper solution to the Michilla plant.

The decision to acquire these mining properties was approved by the independent members of the Board, Mr P. J. Adeane and Mr C. H. Bailey, after receiving an independent report prepared by Warrior, the mining consultancy division of Standard Bank Group. This report confirmed that the terms of the transaction were fair and reasonable so far as the shareholders of the Company are concerned.

Whilst the transaction does not impose any obligation on the Group to explore the properties, the Group will assume the costs of any further exploration that it may decide to carry out. The Group has, however, assumed the responsibility to pay annual registration fees (estimated to be approximately US$200,000 per annum) for maintaining the mining rights for the new properties. In the event that the Group decides to develop any of the properties, it has a right to acquire the remaining 49% interest from Mineralinvest on arm's length terms and complying with all regulatory requirements.

Philip Adeane, Managing Director of Antofagasta plc, said, "We are excited about this acquisition as together the properties add substantial exploration upside and complement Antofagasta's existing mining operations in Chile."

Enquiries to:
Philip Adeane, MD
Hussein Barma, CFO
Antofagasta plc, London
sbolton@antofagasta.co.uk
hbarma@antofagasta.co.uk
Telephone + 44 207 374 8091

Ricardo Muhr, Chief Geologist
Antofagasta Minerals – Santiago, Chile
rmuhr@aminerals.cl
Telephone + 562 377 5070

Issued by:
Keith Irons/Sarah Campbell
Bankside Consultants
Telephone + 44 207 220 7477

June 8 2001

ANTOFAGASTA PLC 82 FILE 82-4987



Park House, 16 Finsbury Circus, London EC2M 7AH
TEL. NO: 020 7374 8091 FAX NO: 020 7628 3773

Comments made by Mr Jean-Paul Luksic Deputy Chairman at the Annual General Meeting – June 7 2001

I would like to take this opportunity to update you on our mining activities since the beginning of the year 2001. Before I do that, perhaps it would be useful to re-cap on the results for 2000. As mentioned in the Annual Report, the Los Pelambres mine was completed within the original forecast budget of US$1.36 billion; it then exceeded its planned capacity of 85,000 tonnes per day by a considerable margin, produced almost 300,000 tonnes of copper in concentrates during its first full year of operations - 8.7% above forecast - and passed its completion tests in May 2000 ahead of schedule. As a result, total group copper production soared dramatically from 60,500 tonnes in 1999 to 351,100 tonnes in 2000. The new production levels from Los Pelambres have transformed Antofagasta from a relatively small mining group with rather high cost operations into a significant copper producer with very low cash costs averaging 39.2 cents per pound last year.

Group copper production is expected to increase to about 440,000 tonnes this year: 350,000 tonnes provided by Los Pelambres, 50,000 tonnes from Michilla and new cathode production of 40,000 tonnes from El Tesoro since the end of April. Processing levels at Los Pelambres, which have benefited from the optimisation of the plant carried out last year, have averaged 98,400 tonnes per day (15.8% above design capacity) during the first four months of this year but are now expected to increase to an average level of 105,000 tpd by the year-end. Los Pelambres produced 110,000 tonnes of payable copper in concentrates in the first four months at cash costs of 38.5 cents per pound.

During the past year Antofagasta Minerals has been evaluating several expansion scenarios for Los Pelambres ranging from 114,000 to 165,000 tonnes per day. Now, as a first step, a marginal expansion to 114,000 tpd over the period of the mine plan has been approved which will require an investment totalling approximately US$24 million mainly to install a pebble crusher alongside the SAG mills and increase the cyclone capacity. This additional crusher, which will process the intermediate sizes of ore, will boost production and is scheduled to be in operation by August 2002. Given the low capital expenditure requirement, we expect the returns on the additional investment to be very favourable. This initial expansion will not prevent further increases in plant capacity to 165,000 tpd or more and these options will be kept under review. Los Pelambres, with its strong cash flow, is expected to make a further distribution to its shareholders of approximately US$43 million dollars in July, as well as continuing its repayments on its project borrowings.

The next to mention is the new El Tesoro mine which produced its first 1,106 tons of cathodes by the end of April this year, which was about three weeks ahead of schedule. In fact, construction of the mine proceeded very smoothly during 2000 with no major delays or setbacks. Total development costs are about US$4 million less than the budgeted figure of US$296 million. We consider that these were very good results and would like to acknowledge the efforts and commitment of the Tesoro management team, some of whom were involved in the construction and operation of a similar SXEW plant at the Michilla mine during 1992 and 1994. I can add that El Tesoro's accident record throughout the whole construction period was the lowest in Chile and compares well with the mining industry worldwide. El Tesoro is now in its ramp-up stage and plans to reach its full monthly

production capacity of 6,250 tonnes by August and to produce 41,300 tons of cathodes during the eight months of operations in 2001. El Tesoro will be one of the lowest cost producers in the industry, with average cash costs of approximately 40 cents in its first five years of operation.

Moving on to the Michilla mine where production levels of 50,000 tonnes of cathodes per year are being maintained despite lower ore grades. In order to achieve this Michilla is now at Phase 8 of its open pit expansion programme and is also investing nearly US$4 million dollars to increase throughput in the crusher plant. In addition, Michilla will spend US$2.3 million this year and US$2 million next year on exploration to extend the mine life beyond 2007.

Turning to exploration, which is a very important part of the mining industry, our exploration focus now remains on the Esperanza Project which is 5 kms from the Tesoro open pit, and has good potential to be developed as an open pit mine. Esperanza is estimated to have reserves of 70 million tonnes of oxides with a copper grade of 0.42% and 260 million tonnes of sulphides with a copper grade of 0.70% and a gold grade of 0.33 grammes per ton, which together are equivalent to a copper grade of approximately 0.87%. Total reserves at Esperanza contain nearly 2 million tonnes of recoverable copper and over 2 million ounces of gold. We consider that Esperanza will probably be the next project in the Group's expansion programme. At the Magistral project in Peru, a 14,000 metre drilling programme is proceeding at a cost of US$3 million, and on completion the Group will have earned a 51% interest in the joint-venture project. So far the drilling results are positive. Finally, we were pleased to announce in April that the Group had acquired a 51% interest in a number of exploration properties in Chile's Second Region. Most of these properties are located near El Tesoro and the El Abra mine and we will be evaluating them carefully over the next few years. Several of these properties adjoin the Group's existing operations and could provide additional ore at low cost.

Finally, the FCAB railway, which is an integral part of the Group. Today nearly all of its tonnage consists of mining related products which contributed to another record in 2000 when total tonnage carried increased to 3.3 million tonnes. The FCAB expects the current year to be comparable in terms of tonnage carried but perhaps slightly more profitable. Looking ahead a little to 2002, the FCAB railway is expecting a tonnage increase of more than 20% and its management is already preparing to meet this challenge. The demand is coming mainly from developments and expansions in the Antofagasta mining district which are now underway - particularly at the Zaldivar and El Abra mines which are planning to increase or maintain their production levels. In order to meet these requirements, an additional ten reconditioned General Motors mainline locomotives have been added to the fleet this year and are expected to be in service by the end of September. Over 80 additional new tank cars to transport acid will be delivered during 2001 and 2002 and the track upgrading programme (there is a map on page 15 of the Annual Report showing the progress to date) will continue. We remain optimistic about the future demand for the FCAB's services in the north of Chile.

Overall, the Group's prospects for continued growth are strong.


ANTOFAGASTA PLC FILE 82-4987
ANTOFAGASTA PLC

Quarterly Production Report
2nd quarter 2001

31 July 2001

Highlights

- **Group copper production from current operations in Q2 increased to 101,900 tonnes from 92,000 tonnes in Q1.**
- **Group average cash costs reduced to 39.0 cents per pound in Q2 from 43.2 cents per pound in Q1.**
- **The El Tesoro ramp-up is in progress and production of 9,000 tonnes in Q2 exceeded the plan during the commissioning period.**

Group Total	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Acc. 2001	Acc. 2000	Full Year 2000
Total copper production ('000 tonnes)	92.0	101.9			193.9	167.7	351.1
Weighted average cash costs (cents per pound)	43.2	39.0			41.0	39.2	39.2

Note – El Tesoro remained under development in Q2, producing 9,000 tonnes of cathodes during this commissioning period. This production has not been included in the group figures above relating to current operations.

Los Pelambres

Ore processing levels at Los Pelambres during Q2 averaged 102,500 tonnes per day (tpd), 4.1% above the Q1 average of 98,500 tpd. Performance improved as the repairs to the lining of the SAG mills in Q1 were completed. During the first six months of 2001, Los Pelambres produced 170,000 tonnes of payable copper in concentrates, compared with 141,200 tonnes in the first six months of 2000 – an increase of 20%.

Cash costs in Q2 were 35.1 cents per pound, compared with 39.2 cents per pound in Q1 when unscheduled repair work was carried out to the conveyor belt system and grinding lines. Cash costs in the first six months of this year averaged 37.0 cents per pound, compared with 35.4 cents in the first six months of 2000. The increase reflected higher treatment and refining charges (TC/RCs) and a higher stripping ratio in accordance with the mine plan, as well as the repair work incurred in February.

Los Pelambres is currently installing a temporary pebble crusher to optimise processing levels. This will be in operation in August and should enable daily throughput of between 100,000 and 110,000tpd to be maintained. As announced in June, Los Pelambres approved a marginal expansion requiring an investment of approximately US$24 million to install a permanent pebble crusher in the grinding lines and also to increase the cyclones capacity. The crusher is expected to be operational by August 2002 and will increase ore processing levels to an average of 114,000tpd over the mine plan.

nquiries:

ejandro Rivera
ivera@aminerals.cl
antiago: (56-2) 3775145

ssein Barma
barma@antofagasta.co.uk
ondon: (44-20) 7382 7862

stributed by:

eith Irons
ankside Consultants Ltd

eith@bankside.com
ondon: (44-20) 7444 4140


ANTOFAGASTA PLC

Michilla

Michilla produced 12,300 tonnes of cathodes in Q2 compared with 11,500 tonnes in the previous quarter. Production in Q1 was affected by a fault in one of the four transformers at the electro-winning plant.

Cash costs in Q2 were 67.4 cents per pound compared with 71.6 cents in Q1, following restoration of production to normal levels. Cash costs in the first six months of 2001 averaged 69.4 cents compared with 59.4 cents in the first six months of 2000. The increase was due to lower grades and higher stripping costs expected during this phase of the current mine plan added to the lower production levels resulting from the transformer fault in Q1.

El Tesoro

El Tesoro produced its first 1,000 tonnes of cathodes by 30 April, three weeks ahead of schedule. Commissioning continued with the ramp-up of production through the remainder of the quarter, with 9,000 tonnes of cathodes produced by the end of June compared with 6,200 tonnes under the production plan. El Tesoro also made initial shipments of 2,350 tonnes during this period. Construction is now complete and planned production levels are expected to be achieved in Q3, when El Tesoro enters its operational phase. El Tesoro will produce 41,300 tonnes of cathodes in 2001, rising to 85,000 tonnes in 2002.

Exploration

A drilling campaign was completed in May to demonstrate reserves at the Esperanza project located near the El Tesoro mine. Esperanza is estimated to have open pit reserves of 70 million tonnes of copper oxides with an average grade of 0.42% and 268 million tonnes of sulphides with an average copper grade of 0.70% and 0.33 g/t of gold. This represents a substantial increase in its reserves. Engineering studies will be carried out over the next two months to evaluate the potential for a mine at Esperanza.

In April, the Group announced that it had acquired a 51% interest, through Minprop Ltd., in a number of exploration properties located in Chile's Second Region. A drilling programme is now underway at Centinela, which is located 35 kilometres south of El Tesoro, and the results are expected in August.

The 14,000 metre drilling programme (Phase 3) at Magistral in Peru is now 80% complete and is expected to be concluded in August. Results from Magistral to date support previous estimates of an inferred resource of 190 million tonnes of 0.83% copper and 0.062% molybdenum.

Transport

Rail tonnages which include both the Chilean and Bolivian operations were higher in Q2 at 949,000 tons compared with 905,000 tons in Q1. Tonnages for the first six months of this year were 1,854,000 tons compared with 1,901,000 tons in the first six months of 2000.

Quarterly Production Report

2nd quarter 2001

ANTOFAGASTA PLC

Los Pelambres	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Acc. 2001	Acc. 2000	Full Year 2000
Daily average ore treated ('000 tonnes)	98.5	102.5			100.5	87.4	93.1
Average ore grade (%)	1.04	1.10			1.07	1.02	0.98
Average recovery (%)	91.6	91.3			91.5	92.2	92.4
Concentrate produced ('000 tonnes)	194.6	209.1			403.8	330.1	714.5
Average concentrate grade (%)	42.8	44.3			43.6	44.3	43.3
Fine copper in concentrate ('000 tonnes)	83.2	92.6			175.9	146.2	309.5
Payable copper in concentrate ('000 tonnes)	80.5	89.6			170.0	141.2	298.9
Cash costs (cents per pound)	39.2	35.1			37.0	35.4	35.6

Michilla	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Acc. 2001	Acc. 2000	Full Year 2000
Daily average ore treated ('000 tonnes)	11.6	12.2			11.9	11.9	11.8
Average ore grade (%)	1.53	1.48			1.50	1.71	1.67
Average recovery (%)	72.4	74.4			73.4	73.1	72.6
Copper cathodes ('000 tonnes)	11.5	12.3			23.8	25.4	51.1
Copper in concentrate ('000 tonnes)	-	-			-	1.1	1.1
Cash costs (cents per pound)	71.6	67.4			69.4	59.4	59.8

Transport	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Acc. 2001	Acc. 2000	Full Year 2000
Rail tonnage transported	905	949			1,854	1,901	3,856


ANTOFAGASTA PLC

4 September 2001

Interim Results Announcement
For The Six Months Ended 30 June 2001

HIGHLIGHTS

- ***Revenues of US$342.6 million (2000 – US$316.2 million).***
- ***Operating cash flow of US$129.7 million (2000 – US$91.4 million).***
- ***Profit before tax of US$50.6 million (2000 – US$100.0 million).****
- ***Earnings per share of 14.4 cents (2000 – 36.4 cents).****
- ***Interim dividend of 7.25 cents per share (5.0170 pence) (2000 – 4.92 cents per share (3.25 pence)).***

****2000 half year included a dividend of US$31.3 million received from Quiñenco S.A., which contributed 15.9 cents to earnings per share. No dividend income from Quiñenco was received in 2001.***

The Group increased copper production by 16 per cent from 167,700 tonnes in the first half of 2000 to 193,900 tonnes in this period, boosted by increased output from Los Pelambres. Group weighted average cash costs remained low at 41.0 cents per pound (2000 first half – 39.2 cents), while results were affected by lower copper prices in the period and their effect on provisionally-priced sales of concentrates. The average LME copper price in the period was 77.6 cents per pound (2000 first half - 80.2 cents). No dividend income was received from Quiñenco S.A. (2000 half year – US$31.3 million).

Construction at El Tesoro is now complete, with 9,000 tonnes of cathodes produced to June. El Tesoro is expected to produce 41,300 tonnes of cathodes this year rising to 85,000 tonnes in 2002.

Mr. Jean-Paul Luksic, CEO of the mining division, commented, "Costs remain among the lowest in the industry and cash flow remains strong. Group copper production this year will exceed 400,000 tonnes, with higher output from Los Pelambres and El Tesoro now in production."

Antofagasta is a Chilean-based mining Group listed in the United Kingdom. In addition to copper mining, its interests include rail and road transport operations and a 33.6% interest in Quiñenco S.A. (LQ – NYSE).

Enquiries – London
Antofagasta plc
Tel: +44 20 73827862

Philip Adeane
Managing Director
Email: sbolton@antofaagsta.co.uk

Hussein Barma
Chief Financial Officer
Email: hbarma@antofagasta.co.uk

Enquiries - Santiago
Antofagasta Minerals S.A.
Tel +562 377 5145
Alejandro Rivera
Chief Financial Officer
Email: arivera@aminerals.cl

Issued by Bankside Consultants Ltd
Keith Irons
Email: keith@bankside.com
Tel: +44 20 7444 4140

DIRECTORS' COMMENTS for the half year to 30 June 2001

The Group increased copper production by 16 per cent from 167,700 tonnes in the first half of 2000 to 193,900 tonnes in this period, boosted by increased output from Los Pelambres. Group weighted average cash costs were 41.0 cents (2000 half year - 39.2 cents) while the LME copper price averaged 77.6 cents compared with 80.2 cents in the first six months of last year. The El Tesoro mine, which was being developed in the first half of this year, produced 9,000 tonnes of cathodes to 30 June during its commissioning period and is now built. Group profit before tax was US$50.6 million compared with US$100.0 million in the same period last year, when a substantial dividend of US$31.3 million was received from the Group's investment in Quiñenco. Earnings per share were 14.4 cents compared with 36.4 cents (20.5 cents excluding the Quiñenco dividend) in the first half of 2000.

Interim Review of Operations

Los Pelambres

Following optimisation of production at Los Pelambres in the second half of 2000, processing levels at the 60 per cent-owned mine increased by 15 per cent to an average of 100,500 tonnes per day ("tpd") in the first six months of this year compared to 87,400 tpd in the same period last year. These higher processing levels combined with improved ore grades increased production to 170,000 tonnes of payable copper in concentrates compared with 141,200 tonnes to 30 June 2000, while cash costs averaged 37.0 cents per pound compared to 35.4 cents to 30 June last year. The cash costs reflected higher treatment and refining charges (TC/RCs) and a higher stripping ratio in the current phase of the mine plan, together with unscheduled repairs to the grinding lines and conveyor belts in February. Total costs (including depreciation and financial expenses) reduced to 57.4 cents compared with 60.7 cents to June 2000, helped by lower interest costs and increased production.

Los Pelambres shipped 165,500 tonnes of payable copper in the period, compared with 128,200 tonnes in the six months to June 2000. Tonnages shipped in any period may differ from tonnages produced because of loading schedules. Revenues at Los Pelambres in the period were US$269.2 million (2000 half year - US$238.9 million). In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Copper revenues on provisionally priced tonnages are adjusted monthly until final settlement. Sales volumes are also adjusted based on the final metallurgical content of the concentrate. Revenues in the six months to 30 June 2001 included adverse adjustments to sales of concentrates open at 31 December 2000 totalling US$16.2 million, affecting profit after tax and minorities by US$8.3 million (equivalent to 4.2 cents earnings per share). At 30 June 2001, copper sales totalling 79,500 tonnes remained to be finally priced, and were recorded at that date at an average price of 70.8 cents. A one cent change in the average price realised for these provisionally-priced tonnes would have an approximate effect on revenues in the second half of US$1.8 million and on profit after tax and minorities of US$0.9 million (equivalent to 0.5 cents earnings per share).

In addition to on-going interest payments, Los Pelambres reduced its project borrowings with a further principal repayment in June of US$43.7 million. Of the US$946 million originally drawn down to finance the development, US$835 million now remains outstanding. In May, Los Pelambres declared a dividend of US$43.7 million which it paid to its shareholders in July, increasing total distributions since the start of the project to US$152.1 million.

A temporary pebble crusher was installed in July in order to improve capacity. Results so far have been positive and this should enable ore throughput to be sustained at up to 110,000 tpd. Los Pelambres is expected to meet its forecast production of 350,000 tonnes of copper this year – an increase of 17 per cent over 2000. An investment of approximately US$24 million, to install a permanent pebble crusher alongside the grinding lines and to increase the cyclones capacity, has been approved. The crusher is expected to be operational by August 2002 and will increase ore processing levels from 113,000 tpd in 2002 up to 121,000 tpd in 2004 and will maintain an average of 114,000 tpd over the mine plan. This initial step will not preclude further expansions which are now being studied.

El Tesoro

Construction of the El Tesoro mine, which is 61 per cent owned by the Group, has now been completed. Heap-leaching of ore began in March this year and El Tesoro produced its first 1,100 tonnes of cathodes by the end of April, approximately three weeks ahead of schedule. Ore grades and recoveries are in line with expectations. During the commissioning period to the end of June, El Tesoro produced a total of 9,000 tonnes of cathodes, and made initial shipments of 2,350 tonnes. El Tesoro will enter the operational phase in the second half of this year. At 30 June, US$271 million of the total US$296 million budget had been spent and total eventual development costs are expected to be approximately US$4 million under budget. At 30 June, US$181.5 million had been drawn down from the US$205 million financing facilities. These borrowings will become non-recourse when the project achieves completion and principal repayments are expected to begin from August 2002.

El Tesoro is a heap-leach SX-EW operation with a 21-year mine life and is expected to produce 41,300 tonnes of cathodes this year, rising to 85,000 tonnes in 2002. Cash costs are expected to average 40 cents in the first five years, which places the El Tesoro mine among the world's lowest cost producers.

Michilla

Cathode production to June was 23,800 tonnes compared with 25,400 tonnes in the first half of 2000. Both sulphide and oxide ores are being treated at the SX-EW plant. The marginal decrease in cathode production was caused by lower ore grades under the current mine plan, and by a fault in one of the transformers at the electro-winning plant in February. Cash costs at Michilla increased to 69.4 cents per pound in 2001 compared to 59.4 cents in the same period last year and was mainly due to lower grades and higher stripping costs during the current mine plan, together with lower production levels because of the transformer fault. Total costs were 89.4 cents compared to 78.8 cents in the same period last year. Michilla made an operating loss of US$6.3 million (2000 half year – loss of US$1.5 million), before incurring costs of US$0.6 million as part of its exploration programme.

Exploration

The Group spent US$3.1 million in the six months to June 2001 on its exploration programmes in Chile and Peru.

In Chile, the main focus is on the Esperanza deposit located 5 kilometres from the El Tesoro open pit. The results of the drilling programme completed in May were positive, and Esperanza is estimated to have reserves of 268 million tonnes of sulphides with an average copper grade of 0.70 per cent and 0.33 g/t of gold, and 70 million tonnes of oxides with an average grade of 0.42 per cent. Engineering studies are now being carried out and the potential for developing an open pit mine is good. The Group announced in April that it had acquired a 51 per cent interest in a number of exploration properties located in Chile's Second Region. The most significant properties are located in the Sierra Gorda and El Abra districts along the West Fissure, which is recognised as one of the most prolific copper districts in the world. A drilling programme has been completed at Centinela, which is located 35 kilometres south of El Tesoro, and the results are now being studied. Both Esperanza and Centinela could provide low cost ore for any future expansion of the Group's activities in the district. Michilla's 60,000 metre drilling programme continued.

In Peru, the 14,000 metre (Phase 3) drilling programme at Magistral has been completed with results due in mid-September. Current estimates indicate an inferred resource of 190 million tonnes with a copper grade of 0.83 per cent and a molybdenum grade of 0.062 per cent. Under the terms of the option agreement, the Group now has a 51 per cent interest in this project subject to an internal review by its partner Inca Pacific.

Railway and other transport services

Rail tonnages were maintained at 1.9 million tons (2000 half year – 1.9 million tons) and turnover increased from US$33.9 million to US$34.3 million, mainly due to continued growth in road transport and ancillary services. A ten year freight agreement has been concluded with El Tesoro. The Railway will transport approximately 85,000 tonnes of cathodes to the Pacific port and deliver 180,000 tons of sulphuric acid a year to the mine when it is in full production. Rail tonnages are expected to increase in 2002 as a result of other expansions in the Antofagasta region, and additional locomotives and rolling stock have been acquired to provide for additional tonnage.

Investments

The Group holds a 33.6 per cent interest in Quiñenco S.A., a diversified industrial and financial group listed in Santiago and New York and the market value of the Group's investment at 30 June was US$274.0 million. Income from Quiñenco is accounted for on a dividends received basis. During 2000, Quiñenco's results were affected by a restructuring programme at Madeco and a net loss on the sale of Quiñenco's food operations in Argentina. Quiñenco reported a net loss of US$9.8 million and did not declare a dividend this year. Last year, the Group received a dividend of US$31.3 million due to significant gains realised by Quiñenco in 1999 through the sale of its banking and cable television interests.

In the six months to June of this year, Quiñenco reported a profit after tax and minorities of US$36.3 million, including a profit of US$37.4 million on the sale of part of its investment in Entel S.A. This compared with a loss after tax of US$12.6 million to June 2000. In March, Quiñenco acquired control of Banco de Chile and in August announced it would merge Banco de Chile with its other subsidiary, Banco Edwards, by 2 January 2002. The planned

merger is subject to approval by the banking authorities and shareholders of both banks. Quiñenco will have a 52.2 per cent interest in the merged entity, which will be the largest banking group in Chile.

Dividends

An interim dividend of 7.25 cents (2000 interim – 4.92 cents) will be paid on 12 October 2001 to ordinary shareholders on the Register at the close of business on 14 September 2001. Dividends may be paid in either US dollars or sterling, and shareholders who receive dividends in sterling will be paid an interim dividend of 5.0170 pence per share, based on an exchange rate of £1=US$1.4451. Further details are given in Note 9 to the Interim Results.

Current trading prospects

Base metal prices have been severely affected as the slowdown in the United States has now taken on many of the characteristics of a recession and has spread to Europe and Asia. Although demand from China remains strong, global consumption of copper has weakened and LME inventories have increased from 357,000 tonnes at the beginning of the year to 667,000 tonnes on 28 August, reversing the trend in declining inventory levels seen in 2000. Most commodity analysts now expect the market to remain in surplus this year. Copper prices averaged 77.6 cents in the first half of this year, and have since traded in a range of 65 to 70 cents and any significant recovery will depend on increased demand worldwide. The Group, as one of the lowest cost producers in the industry, is well placed to benefit from any improvement in prices.

4 September 2001

FINANCIAL COMMENTARY FOR THE HALF YEAR TO 30 JUNE 2001

Results

Turnover increased from US$316.2 million to US$342.6 million. Turnover from the mining division was US$308.3 million (2000 half year – US$282.3 million) which included US$269.2 million (2000 half year – US$238.9 million) from Los Pelambres. The increase resulted mainly from higher production at Los Pelambres offset by lower copper prices. As explained above, these revenues also included adjustments of US$16.2 million relating to concentrate sales open at 31 December 2000. Turnover from the transport division was US$34.3 million (2000 half year – US$33.9 million).

Operating profits were US$77.4 million (2000 half year – US$92.1 million), including US$80.3 million (2000 half year – US$88.4 million) in respect of Los Pelambres. The decrease in operating profits resulted from a combination of lower copper prices and marginally increased cash costs and the effect of adjustments to prior year concentrate sales, partly compensated by increased production volumes. Operating profit is stated after depreciation and the loss on disposal of fixed assets, giving EBITDA (earnings before interest, tax, depreciation and amortisation) of US$136.2 million (2000 half year – US$149.6 million).

Income from fixed asset investments was US$0.1 million, compared with US$31.4 million in the 2000 half year when a dividend of US$31.3 million was received from Quiñenco.

During the six months to 2000, the Group sold surplus mining assets resulting in a profit of US$3.9 million (US$3.3 million after tax) which was disclosed separately as an exceptional item.

Net interest expense was US$26.9 million, compared with net expense of US$27.4 million in the 2000 half year. This included interest costs of US$34.6 million (2000 half year – US$36.5 million) relating to Los Pelambres. Interest costs in El Tesoro were capitalised in the period as the project remained under development, but future interest costs will be expensed after a commercial level of operations has been achieved. This is expected in the second half of this year.

As a result of these factors profit before tax for the period was US$50.6 million compared to US$100.0 million (US$68.7 million excluding the Quiñenco dividend) in the first six months of 2000, and earnings per share were 14.4 cents compared with 36.4 cents (20.5 cents excluding the Quiñenco dividend) for the corresponding period last year.

Tax amounted to US$8.4 million (2000 half year – US$10.4 million), representing an effective tax rate (including deferred tax) of 16.6 per cent (2000 half year – 10.4 per cent), compared with the statutory Chilean tax rate of 15 per cent. The lower tax rate in the previous period arose mainly because the dividend from Quiñenco was paid out of its post-tax profits and was not subject to further tax on receipt.

Cash Flows

Net cash inflow from operating activities was US$129.7 million in the first six months of 2001 compared with US$91.4 million in the same period last year. Net cash inflow this period was affected by the build-up of stocks as part of the El Tesoro start-up, and in the 2000 half year net cash inflow was affected by the build-up of stocks and debtors as part of the Los Pelambres start-up.

Net capital expenditures in the period were US$82.6 million, of which US$37.7 million related to the El Tesoro development. Net capital expenditure in the 2000 half year was US$165.8 million when El Tesoro remained under development and final construction costs at the Los Pelambres project were incurred.

Cash and debt

At 30 June 2001, the Group had cash and deposits of US$236.1 million (2000 – US$344.4 million). This includes US$26.8 million held by El Tesoro to fund the remainder of its development costs. After taking into account the minority share of the non-wholly owned operations, the Group's share of the total balance at this half year was US$205.1 million.

Total Group debt at 30 June 2001 was US$1,085.3 million (2000 – US$1,162.7 million); of this, US$633.8 million is proportionally attributable to the Group after taking the minority share of partly-owned operations into account. The total Group borrowings included US$835.0 million under the Los Pelambres non-recourse project financing arrangements of which 40 per cent is attributable to minority shareholders and US$181.5 million under the El Tesoro project financing arrangements of which 39 per cent is attributable to minority shareholders. The El Tesoro borrowings will become non-recourse when that project satisfies its completion test.

Balance Sheet

Shareholders' funds increased from US$948.5 million at the beginning of the year to US$961.6 million, reflecting mainly profit after tax and minorities for the period.

Minority interests decreased from US$292.8 million at the beginning of the year to US$289.2 million, principally reflecting the excess of the minority's share of dividend declared by Los Pelambres over the minority's share of profit after tax in the period.

Group Profit and Loss Account

	Notes	US Dollars			Sterling		
		Unaudited half year to 30.6.01 US$'m	Unaudited half year to 30.6.00 US$'m	Audited year to 31.12.00 US$'m	**Unaudited half year to 30.6.01 £'m**	Unaudited half year to 30.6.00 £'m	Audited year to 31.12.00 £'m
Turnover	3	**342.6**	316.2	766.1	**237.8**	201.8	505.4
Operating profit	3,4	**77.4**	92.1	246.0	**53.7**	58.7	162.4
Profit on disposal of fixed assets (exceptional)	5	-	3.9	4.1	-	2.5	2.7
Income from other fixed asset investments		**0.1**	31.4	31.5	**0.1**	20.0	20.1
Net interest payable	6	**(26.9)**	(27.4)	(58.3)	**(18.7)**	(17.4)	(38.4)
Profit before tax		**50.6**	100.0	223.3	**35.1**	63.8	146.8
Tax	5,7	**(8.4)**	(10.4)	(29.0)	**(5.8)**	(6.6)	(19.1)
Profit after tax		**42.2**	89.6	194.3	**29.3**	57.2	127.7
Minority interests – equity		**(13.7)**	(17.7)	(56.1)	**(9.5)**	(11.3)	(37.0)
Profit for the financial period		**28.5**	71.9	138.2	**19.8**	45.9	90.7
Dividends							
Preference – non equity		**(0.1)**	(0.1)	(0.2)	**(0.1)**	(0.1)	(0.1)
Ordinary - equity	9	**(14.3)**	(9.7)	(73.7)	**(9.9)**	(6.4)	(50.8)
Retained profit		**14.1**	62.1	64.3	**9.8**	39.4	39.8
Earnings per share	8	**14.4c**	36.4c	70.0c	**10.0p**	23.2p	45.9p
Dividends per ordinary share	9	**7.25c**	4.92c	37.37c	**5.02p**	3.25p	25.75p

Turnover and profit are derived from continuing operations.

The final dividend in 2000 included a special dividend of 18.03 cents (12.5 pence) per share.

Other recognised gains and losses

Other recognised gains and losses in the period (translation differences) amounted to a gain of US$14.8 million (£29.5 million; 2000 half year – a gain of US$15.0 million; £24.1 million), and are shown in Note 14 together with other movements in shareholders' funds.

Group Balance Sheet

	Notes	US Dollars			Sterling		
		Unaudited 30.6.01 US$'m	Unaudited 30.6.00 US$'m	Audited 31.12.00 US$'m	**Unaudited 30.6.01 £'m**	Unaudited 30.6.00 £'m	Audited 31.12.00 £'m
Fixed assets							
Tangible fixed assets	**10**	**1,954.2**	1,799.5	1,926.7	**1,383.1**	1,186.0	1,286.8
Other investments	**11**	**185.6**	185.8	185.5	**108.2**	108.3	108.2
		2,139.8	1,985.3	2,112.2	**1,491.3**	1,294.3	1,395.0
Current assets							
Stocks		**61.0**	52.8	41.6	**43.4**	34.9	27.8
Debtors		**81.6**	115.5	110.1	**58.0**	76.3	73.7
Current asset investments (including time deposits)		**233.7**	338.8	297.1	**166.2**	223.8	198.9
Cash at bank and in hand		**2.4**	5.6	3.0	**1.7**	3.7	2.0
		378.7	512.7	451.8	**269.3**	338.7	302.4
Creditors – amounts falling due within one year							
Trade and other creditors		**(89.4)**	(67.8)	(87.1)	**(63.6)**	(44.7)	(58.3)
Loans	**12**	**(90.9)**	(122.4)	(92.2)	**(64.6)**	(80.9)	(61.7)
Dividends		**(14.3)**	(9.7)	(64.0)	**(9.9)**	(6.4)	(44.4)
		(194.6)	(199.9)	(243.3)	**(138.1)**	(132.0)	(164.4)
Net current assets		**184.1**	312.8	208.5	**131.2**	206.7	138.0
Total assets less current liabilities		**2,323.9**	2,298.1	2,320.7	**1,622.5**	1,501.0	1,533.0
Creditors – amounts falling due after more than one year							
Other creditors		**(26.0)**	(30.0)	(28.5)	**(18.6)**	(19.8)	(19.1)
Loans	**12**	**(994.4)**	(1,040.3)	(1,003.5)	**(707.0)**	(687.1)	(671.8)
Provisions for liabilities and charges	**13**	**(52.7)**	(30.4)	(47.4)	**(37.5)**	(20.1)	(31.6)
		1,250.8	1,197.4	1,241.3	**859.4**	774.0	810.5
Capital and reserves							
Called up share capital		**16.7**	18.0	17.7	**11.9**	11.9	11.9
Share premium		**238.3**	256.5	253.1	**169.4**	169.4	169.4
Reserves		**706.6**	672.5	677.7	**472.5**	427.3	433.2
Shareholders' funds	**14**	**961.6**	947.0	948.5	**653.8**	608.6	614.5
Minority interests		**289.2**	250.4	292.8	**205.6**	165.4	196.0
		1,250.8	1,197.4	1,241.3	**859.4**	774.0	810.5

Approved by the Board of Directors on 4 September 2001, P J Adeane, Director.

Group Cash Flow Statement

	Notes	US Dollars			Sterling		
		Unaudited half year to 30.6.01 US$'m	Unaudited half year to 30.6.00 US$'m	Audited year to 31.12.00 US$'m	**Unaudited half year to 30.6.01 £'m**	Unaudited half year to 30.6.00 £'m	Audited year to 31.12.00 £'m
Net cash inflow from operating activities	15	**129.7**	91.4	326.6	**90.0**	58.3	215.4
Returns on investment and servicing of finance							
Dividends received from other fixed asset investments		**0.1**	31.4	31.5	**0.1**	20.0	20.1
Interest received (including capitalised interest)		**8.5**	13.5	22.3	**5.9**	8.6	14.7
Interest paid (including capitalised interest)		**(40.7)**	(35.5)	(86.0)	**(28.2)**	(22.7)	(56.7)
Dividends paid to minority interests		**(1.1)**	(4.1)	(10.2)	**(0.8)**	(2.6)	(6.7)
Preference dividends paid		**(0.1)**	(0.1)	(0.2)	**(0.1)**	(0.1)	(0.1)
Net cash inflow/(outflow) from returns on investment and servicing of finance		**(33.3)**	5.2	(42.6)	**(23.1)**	3.2	(28.7)
Tax (paid)/recovered		**(1.3)**	(1.6)	1.1	**(0.9)**	(1.0)	0.7
Net cash outflow from capital expenditure and financial investment		**(82.6)**	(165.8)	(314.5)	**(57.4)**	(105.8)	(207.5)
Acquisitions and disposals							
Net cash balances acquired with subsidiary		**-**	0.9	0.9	**-**	0.5	0.5
Equity dividends paid		**(63.7)**	(17.2)	(26.6)	**(44.2)**	(11.3)	(17.7)
Cash outflow before management of liquid resources		**(51.2)**	(87.1)	(55.1)	**(35.6)**	(56.1)	(37.3)
Management of liquid resources							
Net decrease/(increase) in time deposits		**64.2**	(1.9)	40.2	**44.6**	(1.3)	26.5
Financing							
Contribution from minority interests		**-**	7.9	8.0	**-**	5.1	5.3
Net (repayments)/borrowings in period		**(12.6)**	86.7	9.8	**(8.7)**	55.3	6.4
Net cash (outflow)/inflow from financing		**(12.6)**	94.6	17.8	**(8.7)**	60.4	11.7
Net cash inflow in the period	16	**0.4**	5.6	2.9	**0.3**	3.0	0.9

Notes

1 Reporting currency and accounting policies

a) **Reporting currency**

The functional reporting currency of the Group is US dollars, the principal currency in which the Group operates and in which assets and liabilities are held. These interim results have additionally been presented in sterling on a supplementary basis. Share capital remains denominated in sterling and, for the purposes of reporting in US dollars, share capital and share premium are translated at the period end rate of exchange. As explained in Note 9, dividends may be paid in either US dollars or sterling.

b) **Accounting policies**

The profit and loss account, balance sheet and cash flow statement for the half year to 30 June 2001 have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year to 31 December 2000.

2 Production (neither audited nor reviewed by the auditors)

The Group announced second quarter production volumes and cash costs on 31 July 2001. Production information on current mining operations for the first six months may be summarised as follows:

a) **Tonnes of copper produced (neither audited nor reviewed by the auditors)**

	Half year to 30.6.01 '000 tonnes	Half year to 30.6.00 '000 tonnes	Year to 31.12.00 '000 tonnes
Los Pelambres			
Payable copper in concentrate	**170.0**	141.2	298.9
Michilla			
Copper cathodes	**23.9**	25.4	51.1
Payable copper in concentrate	-	1.1	1.1
Group total	**193.9**	167.7	351.1

El Tesoro remained under development in the first six months of the year, producing 9,000 tonnes of cathodes during the commissioning period in the second quarter. This production has not been included in the Group figures above relating to current operations.

b) **Cash costs per pound (neither audited nor reviewed by the auditors)**

	Half year to 30.6.01 cents	Half year to 30.6.00 cents	Year to 31.12.00 cents
Los Pelambres	**37.0**	35.4	35.6
Michilla	**69.4**	59.4	59.8
Group weighted average	**41.0**	39.2	39.2

Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax.

3 Segmental analysis

a) Turnover by geographical destination

	US Dollars			Sterling		
	Unaudited half year to 30.6.01 US$'m	Unaudited half year to 30.6.00 US$'m	Audited year to 31.12.00 US$'m	**Unaudited half year to 30.6.01 £'m**	Unaudited half year to 30.6.00 £'m	Audited year to 31.12.00 £'m
UK	**2.9**	1.0	5.7	**2.0**	0.6	3.7
Rest of Europe	**83.1**	61.4	169.1	**57.7**	39.2	111.6
Chile	**30.7**	33.0	78.2	**21.3**	21.1	51.6
Rest of Latin America	**22.9**	28.4	54.9	**15.9**	18.1	36.2
North America	**23.3**	9.4	38.4	**16.2**	6.0	25.4
Asia Pacific / other	**179.7**	183.0	419.8	**124.7**	116.8	276.9
	342.6	316.2	766.1	**237.8**	201.8	505.4

b) Turnover and operating profit by class of business and geographical location

Operations are based in Latin America. Turnover and operating profit can be analysed as follows:

	US Dollars			Sterling		
	Unaudited half year to 30.6.01 US$'m	Unaudited half year to 30.6.00 US$'m	Audited year to 31.12.00 US$'m	**Unaudited half year to 30.6.01 £'m**	Unaudited half year to 30.6.00 £'m	Audited year to 31.12.00 £'m
Turnover						
Mining	**308.3**	282.3	696.1	**214.0**	180.1	459.2
Railway and other transport services	**34.3**	33.9	70.0	**23.8**	21.7	46.2
	342.6	316.2	766.1	**237.8**	201.8	505.4
Operating profit						
Mining	**66.1**	80.3	224.9	**45.9**	51.3	148.3
Railway and other transport services	**11.3**	11.8	21.1	**7.8**	7.4	14.1
	77.4	92.1	246.0	**53.7**	58.7	162.4

4 Operating profit

	US Dollars			Sterling		
	Unaudited half year to 30.6.01 US$'m	Unaudited half year to 30.6.00 US$'m	Audited year to 31.12.00 US$'m	**Unaudited half year to 30.6.01 £'m**	Unaudited half year to 30.6.00 £'m	Audited year to 31.12.00 £'m
Turnover (see note below)	**342.6**	316.2	766.1	**237.8**	201.8	505.4
Cost of sales	**(223.7)**	(180.8)	(418.9)	**(155.3)**	(115.4)	(276.2)
Gross profit	**118.9**	135.4	347.2	**82.5**	86.4	229.2
Administrative expenses	**(37.5)**	(40.4)	(88.7)	**(26.0)**	(25.8)	(58.5)
Closure provision	**(0.5)**	-	(1.0)	**(0.3)**	-	(0.7)
Severance charges	**(0.5)**	(0.6)	(2.7)	**(0.3)**	(0.4)	(1.8)
Exploration costs	**(3.1)**	(2.4)	(8.3)	**(2.2)**	(1.5)	(5.5)
Other net operating income/(expenditure)	**0.1**	0.1	(0.5)	**-**	-	(0.3)
Operating profit	**77.4**	92.1	246.0	**53.7**	58.7	162.4

Depreciation charges amounted to US$52.6 million (£36.5 million; 2000 half year - US$54.6 million; £34.9 million). Of this amount, US$47.8 million (£33.2 million; 2000 half year - US$46.3 million; £29.6 million) is included in cost of sales and US$4.8 million (£3.1 million; 2000 half year - US$8.3 million; £5.3 million) is included in administrative expenses.

In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Copper revenues on provisionally priced tonnages are adjusted monthly until final settlement. Sales volumes are also adjusted based on the final metallurgical content of the concentrates. Revenues in the six months to 30 June 2001 included adjustments to sales of concentrates open at 31 December 2000 totalling US$16.2 million.

5 Non-operating exceptional items

	US Dollars			Sterling		
	Unaudited half year to 30.6.01 US$'m	Unaudited half year to 30.6.00 US$'m	Audited year to 31.12.00 US$'m	**Unaudited half year to 30.6.01 £'m**	Unaudited half year to 30.6.00 £'m	Audited year to 31.12.00 £'m
Profit on disposal of fixed assets at El Chacay	-	3.9	4.1	-	2.5	2.7
Tax effect	-	(0.6)	(0.6)	-	(0.4)	(0.4)
	-	3.3	3.5	-	2.1	2.3

6 Net interest payable

	US Dollars			Sterling		
	Unaudited half year to 30.6.01 US$'m	Unaudited half year to 30.6.00 US$'m	Audited year to 31.12.00 US$'m	**Unaudited half year to 30.6.01 £'m**	Unaudited half year to 30.6.00 £'m	Audited year to 31.12.00 £'m
Interest receivable	**8.1**	9.7	21.0	**5.6**	6.2	13.9
Interest payable	**(34.9)**	(36.8)	(80.5)	**(24.2)**	(23.4)	(53.1)
Foreign exchange	**0.3**	-	-	**0.2**	-	-
Discount charge relating to provisions	**(0.4)**	(0.3)	1.2	**(0.3)**	(0.2)	0.8
	(26.9)	(27.4)	(58.3)	**(18.7)**	(17.4)	(38.4)

In addition to the above, interest payable capitalised in the period amounted to US$8.4 million (£5.9 million; 2000 half year - US$5.8 million; £3.7 million) and interest receivable credited against fixed assets amounted to US$0.5 million (£0.3 million; 2000 half year - US$2.5 million; £1.6 million). These amounts related to the El Tesoro development.

7 Tax

The tax charge of US$8.4 million (£5.8 million; 2000 half year – US$10.4 million; £6.6 million) represents an effective rate of 16.6 per cent (2000 half year – 10.4 per cent) on profit before tax, as compared with the Chilean statutory tax rate of 15 per cent. The lower effective tax rate in 2000 arose principally because the dividend of US$31.3 million (£19.9 million) received from Quiñenco was paid out of Quiñenco's post-tax profits and was not subject to further tax on receipt.

8 Earnings per share

Earnings per share is calculated on profit after tax, minority interest and preference dividends giving earnings of US$28.4 million (£19.7 million; 2000 half year – US$71.8 million; £45.8 million) and based on 197,171,339 (2000 half year – 197,171,339) ordinary shares in issue throughout the period.

9 Dividends

Dividends are now declared in US dollars but may be paid in either dollars or sterling. Shareholders on the register of members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in dollars. All other shareholders are paid by cheque in dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. The Company's registrar must receive any such election before the record date of 14 September 2001.

The Board has declared an interim dividend of 7.25 cents per ordinary share for payment on 12 October 2001 to shareholders on the Register at the close of business on 14 September 2001. Dividends are declared and paid gross. The exchange rate to be applied for the conversion of dividends will be £1 = US$1.4451, giving a dividend for those shareholders who will be paid in sterling an interim dividend of 5.0170 pence per ordinary share. In 2000, the Board declared an interim dividend of 3.25 pence per share, equivalent to a dividend of 4.92 cents based on the exchange rate at 30 June 2000.

10 Tangible fixed assets

Net book value	Mining US$'m	Railway and other transport US$'m	Total US$'m
	US Dollars		
1 January 2001 (audited)	1,810.8	115.9	1,926.7
Additions	79.2	10.0	89.2
Transfer to stocks	-	(2.5)	(2.5)
Disposals	(3.2)	(3.0)	(6.2)
Depreciation	(48.2)	(4.4)	(52.6)
Exchange	0.2	(0.6)	(0.4)
30 June 2001 (unaudited)	**1,838.8**	**115.4**	**1,954.2**

Net book value	Mining £'m	Railway and other transport £'m	Total £'m
	Sterling		
1 January 2001 (audited)	1,212.2	74.6	1,286.8
Additions	55.0	6.9	61.9
Transfer to stocks	-	(1.7)	(1.7)
Disposals	(2.2)	(2.1)	(4.3)
Depreciation	(33.5)	(3.0)	(36.5)
Exchange	75.9	1.0	76.9
30 June 2001 (unaudited)	**1,307.4**	**75.7**	**1,383.1**

11 Other investments

	US$'m	£'m
1 January 2001 (audited)	185.5	108.2
Additions	0.1	-
30 June 2001 (unaudited)	**185.6**	**108.2**

The above investments are quoted. The market value of these investments was US$277.8 million (£197.5 million; 2000 half year – US$357.3 million; £236.6 million). These investments include a 33.61 per cent interest in Quiñenco S.A.

Antofagasta plc

12 Loans

	US Dollars			Sterling		
	Unaudited half year to 30.6.01 US$'m	Unaudited half year to 30.6.00 US$'m	Audited year to 31.12.00 US$'m	**Unaudited half year to 30.6.01 £'m**	Unaudited half year to 30.6.00 £'m	Audited year to 31.12.00 £'m
Los Pelambres						
- Loans	**(835.0)**	(946.0)	(878.7)	**(593.7)**	(624.9)	(588.2)
- Subordinated debt	**-**	(31.2)	-	**-**	(20.6)	-
El Tesoro						
- Loans	**(181.5)**	(70.5)	(149.5)	**(129.0)**	(46.6)	(100.0)
- Subordinated debt	**(37.9)**	(98.9)	(36.2)	**(26.9)**	(65.3)	(24.2)
- Finance leases	**(17.5)**	-	(15.0)	**(12.4)**	-	(10.1)
Michilla						
- Finance leases	**(1.9)**	(1.1)	(2.1)	**(1.4)**	(0.7)	(1.4)
- Loans	**-**	(0.1)	(0.1)	**-**	(0.1)	(0.1)
Railway and other transport services						
- Loans	**(11.5)**	(14.9)	(14.1)	**(8.2)**	(9.8)	(9.5)
	(1,085.3)	(1,162.7)	(1,095.7)	**(771.6)**	(768.0)	(733.5)

Maturity of loans:

	US Dollars			Sterling		
	Unaudited half year to 30.6.01 US$'m	Unaudited half year to 30.6.00 US$'m	Audited year to 31.12.00 US$'m	**Unaudited half year to 30.6.01 £'m**	Unaudited half year to 30.6.00 £'m	Audited year to 31.12.00 £'m
Due within one year	**(90.9)**	(122.4)	(92.2)	**(64.6)**	(80.9)	(61.7)
Due after more than one year	**(994.4)**	(1,040.3)	(1,003.5)	**(707.0)**	(687.1)	(671.8)
	(1,085.3)	(1,162.7)	(1,095.7)	**(771.6)**	(768.0)	(733.5)

13 Provisions for liabilities and charges

	US Dollars			
	Decommis-sioning and site rehabilitation US$'m	Severance indemnities US$'m	Deferred tax US$'m	Total US$'m
1 January 2001 (audited)	(5.3)	(8.9)	(33.2)	(47.4)
Charge to operating profit in period	(0.5)	(0.5)	-	(1.0)
Release of discount to net interest in period	(0.2)	(0.2)	-	(0.4)
Charge to tax on profit in period	-	-	(5.7)	(5.7)
Utilised in period	-	0.4	-	0.4
Capitalised in period	-	-	0.5	0.5
Exchange	-	0.4	0.5	0.9
30 June 2001 (unaudited)	**(6.0)**	**(8.8)**	**(37.9)**	**(52.7)**

	Sterling			
	Decommis-sioning and site rehabilitation £'m	Severance indemnities £'m	Deferred tax £'m	Total £'m
1 January 2001 (audited)	(3.5)	(5.9)	(22.2)	(31.6)
Charge to operating profit in period	(0.3)	(0.3)	-	(0.6)
Release of discount to net interest in period	(0.1)	(0.2)	-	(0.3)
Charge to tax on profit in period	-	-	(4.0)	(4.0)
Utilised in period	-	0.3	-	0.3
Capitalised in period	-	-	0.3	0.3
Exchange	(0.4)	(0.2)	(1.0)	(1.6)
30 June 2001 (unaudited)	**(4.3)**	**(6.3)**	**(26.9)**	**(37.5)**

14 Reconciliation of movements in shareholders' funds

	US Dollars			Sterling		
	Unaudited half year to 30.6.01 US$'m	Unaudited half year to 30.6.00 US$'m	Audited year to 31.12.00 US$'m	**Unaudited half year to 30.6.01 £'m**	Unaudited half year to 30.6.00 £'m	Audited Year to 31.12.00 £'m
Profit for the financial period	**28.5**	71.9	138.2	**19.8**	45.9	90.7
Other recognised gains relating to the period						
- currency translation adjustment	**14.8**	15.0	18.0	**29.5**	24.1	29.6
Total recognised gains and losses	**43.3**	86.9	156.2	**49.3**	70.0	120.3
Dividends	**(14.4)**	(9.8)	(73.9)	**(10.0)**	(6.5)	(50.9)
	28.9	77.1	82.3	**39.3**	63.5	69.4
Exchange movement on sterling denominated share capital and share premium	**(15.8)**	(17.4)	(21.1)	**-**	-	-
Opening shareholders' funds	**948.5**	887.3	887.3	**614.5**	545.1	545.1
Closing shareholders' funds	**961.6**	947.0	948.5	**653.8**	608.6	614.5

15 Reconciliation of operating profit to net cash inflow from operating activities

	US Dollars			Sterling		
	Unaudited half year to 30.6.01 US$'m	Unaudited half year to 30.6.00 US$'m	Audited year to 31.12.00 US$'m	**Unaudited half year to 30.6.01 £'m**	Unaudited half year to 30.6.00 £'m	Audited Year to 31.12.00 £'m
Operating profit	**77.4**	92.1	246.0	**53.7**	58.7	162.4
Depreciation	**52.6**	54.6	105.9	**36.5**	34.9	69.7
Loss on disposal of tangible fixed assets	**6.2**	2.9	3.0	**4.3**	1.9	2.0
Increase in stocks	**(17.0)**	(15.5)	(6.0)	**(11.8)**	(9.9)	(4.0)
Decrease/(increase) in debtors	**27.1**	(71.6)	(70.5)	**18.8**	(45.7)	(46.5)
(Decrease)/increase in creditors and provisions	**(16.6)**	28.9	48.2	**(11.5)**	18.4	31.8
Net cash inflow from operating activities	**129.7**	91.4	326.6	**90.0**	58.3	215.4

16 Reconciliation of net cash flow to movement in net debt

	US Dollars			Sterling		
	Unaudited half year to 30.6.01 US$'m	Unaudited half year to 30.6.00 US$'m	Audited year to 31.12.00 US$'m	**Unaudited half year to 30.6.01 £'m**	Unaudited half year to 30.6.00 £'m	Audited year to 31.12.00 £'m
Net cash inflow in the period	**0.4**	5.6	2.9	**0.3**	3.0	0.9
Cash outflow/(inflow) from decrease/ (increase) in debt	**12.6**	(86.7)	(9.8)	**8.7**	(55.3)	(6.4)
Cash (inflow)/outflow from (decrease)/increase in liquid resources	**(64.2)**	1.9	(40.2)	**(44.6)**	1.3	(26.5)
Change in net debt resulting from cash flows	**(51.2)**	(79.2)	(47.1)	**(35.6)**	(51.0)	(32.0)
Capitalisation of subordinated debt	**-**	-	10.3	**-**	-	6.8
Acquisition	**-**	5.1	5.1	**-**	3.2	3.2
Reclassification	**-**	3.5	3.5	**-**	2.2	2.2
Interest accrued on long-term loan balances	**(1.7)**	(4.0)	(8.1)	**(1.2)**	(2.5)	(5.3)
New leases	**(1.5)**	-	(16.3)	**(1.0)**	-	(10.8)
Exchange	**0.8**	(4.2)	(3.5)	**(33.3)**	(33.3)	(37.6)
Movement in net debt in the period	**(53.6)**	(78.8)	(56.1)	**(71.1)**	(81.4)	(73.5)
Net debt at the beginning of the period	**(795.6)**	(739.5)	(739.5)	**(532.6)**	(459.1)	(459.1)
Net debt at the end of the period	**(849.2)**	(818.3)	(795.6)	**(603.7)**	(540.5)	(532.6)

17 Financial information

The Group's statutory accounts for the year to 31 December 2000 have been filed with the Registrar of Companies. The auditors' report on these accounts was unqualified and did not include a statement under S237 (2) or (3) of the Companies Act 1985. The 31 December 2000 profit and loss account, balance sheet and cash flow statements shown in this interim report are an abridged version of these statutory accounts. The financial information contained in this statement does not constitute statutory accounts within the meaning of S240 of the Companies Act 1985.

18 Currency translation

Results denominated in foreign currencies have been translated into dollars and sterling at the average rate for each period.

	Period end rates	Average rates
30.6.01	US$1.41 = £1; US$1 = Ch$629	US$1.44 = £1; US$1 = Ch$591
30.6.00	US$1.51 = £1; US$1 = Ch$539	US$1.57 = £1; US$1 = Ch$515
31.12.00	US$1.49 = £1; US$1 = Ch$574	US$1.52 = £1; US$1 = Ch$540

19 Distribution

These results will be sent by first class post to all shareholders on 4 September 2001. Copies of this report will be available for members of the public who are not shareholders at the Company's Registered Office, Park House, 16 Finsbury Circus, London EC2M 7AH.

Independent Review Report to Antofagasta plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2001 which comprises the profit and loss account, the balance sheet, the cash flow statement and related notes 1 to 16, with the exception of Note 2. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2001.

Deloitte & Touche
Chartered Accountants
Hill House
1 Little New Street
London
EC4A 3TR

4 September 2001


7.5T
ANTOFAGASTA PLC 82-4987

INTERIM REPORT 2001

ANTOFAGASTA PLC

Highlights

	Half year to 30 June	
	2001	2000
	US$m	US$m
Turnover	**342.6**	316.2
Operating cash flow	**129.7**	91.4
Profit before tax	**50.6**	100.0*
Earnings per share	**14.4¢**	36.4¢*
Interim dividend per share	**7.25¢**	4.92¢

*2000 half year included a dividend of US$31.3 million received from Quiñenco S.A. No dividend was received in 2001.

Contents

Front cover: Electrowinning plant for copper cathodes at El Tesoro mine

- Group copper production increases by 16% to 193,900 tonnes (2000 half year - 167,700 tonnes)
- Average cash costs per pound for Group mining operations were 41.0 cents (2000 half year - 39.2 cents)
- El Tesoro mine completed ahead of time and within budget
- Los Pelambres to boost ore processing levels from August 2002

Directors' Comments

For the half year to 30 June 2001

The Group increased copper production by 16 per cent from 167,700 tonnes in the first half of 2000 to 193,900 tonnes in this period, boosted by increased output from Los Pelambres. Group weighted average cash costs were 41.0 cents (2000 half year – 39.2 cents) while the LME copper price averaged 77.6 cents compared with 80.2 cents in the first six months of last year. The El Tesoro mine, which was being developed in the first half of this year, produced 9,000 tonnes of cathodes to 30 June during its commissioning period and is now built. Group profit before tax was US$50.6 million compared with US$100.0 million in the same period last year, when a substantial dividend of US$31.3 million was received from the Group's investment in Quiñenco. Earnings per share were 14.4 cents compared with 36.4 cents (20.5 cents excluding the Quiñenco dividend) in the first half of 2000.

Interim Review of Operations

Los Pelambres

Following optimisation of production at Los Pelambres in the second half of 2000, processing levels at the 60 per cent-owned mine increased by 15 per cent to an average of 100,500 tonnes per day ("tpd") in the first six months of this year compared to 87,400 tpd in the same period last year. These higher processing levels combined with improved ore grades increased production to 170,000 tonnes of payable copper in concentrates compared with 141,200 tonnes to 30 June 2000, while cash costs averaged 37.0 cents per pound compared to 35.4 cents to 30 June last year. The cash costs reflected higher treatment and refining charges (TC/RCs) and a higher stripping ratio in the current phase of the mine plan, together with unscheduled repairs to the grinding lines and conveyor belts in February. Total costs (including depreciation and financial expenses) reduced to 57.4 cents compared with 60.7 cents to June 2000, helped by lower interest costs and increased production.

Los Pelambres shipped 165,500 tonnes of payable copper in the period, compared with 128,200 tonnes in the six months to June 2000. Tonnages shipped in any period may differ from tonnages produced because of loading schedules. Revenues at Los Pelambres in the period were US$269.2 million (2000 half year – US$238.9 million). In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Copper revenues on provisionally priced tonnages are adjusted monthly until final settlement. Sales volumes are also adjusted based on the final metallurgical content of the concentrate. Revenues in the six months to 30 June 2001 included adverse adjustments to sales of concentrates open at 31 December 2000 totalling US$16.2 million, affecting profit after tax and minorities by US$8.3 million (equivalent to 4.2 cents earnings per share). At 30 June 2001, copper sales totalling 79,500 tonnes remained to be finally priced, and were recorded at that date at an average price of 70.8 cents. A one cent change in the average price realised for these provisionally-priced tonnes would have an approximate effect on revenues in the second half of US$1.8 million and on profit after tax and minorities of US$0.9 million (equivalent to 0.5 cents earnings per share).

In addition to on-going interest payments, Los Pelambres reduced its project borrowings with a further principal repayment in June of US$43.7 million. Of the US$946 million originally drawn down to finance the development, US$835 million now remains outstanding. In May, Los Pelambres declared a dividend of US$43.7 million which it paid to its shareholders in July, increasing total distributions since the start of the project to US$152.1 million.

A temporary pebble crusher was installed in July in order to improve capacity. Results so far have been positive and this should enable ore throughput to be sustained at up to 110,000 tpd. Los Pelambres is expected to meet its forecast production of 350,000 tonnes of copper this year – an increase of 17 per cent over 2000. An investment of approximately US$24 million, to install a permanent pebble crusher alongside the grinding lines and to increase the cyclones capacity, has been approved. The crusher is expected to be operational by August 2002 and will increase ore processing levels from 113,000 tpd in 2002 to up to 121,000 tpd in 2004 and will maintain an average of 114,000 tpd over the mine plan. This initial step will not preclude further expansions which are now being studied.

El Tesoro

Construction of the El Tesoro mine, which is 61 per cent owned by the Group, has now been completed. Heap-leaching of ore began in March this year and El Tesoro produced its first 1,100 tonnes of cathodes by the end of April, approximately three weeks ahead of schedule. Ore grades and recoveries are in line with expectations. During the commissioning period to the end of June, El Tesoro produced a total of 9,000 tonnes of cathodes, and made initial shipments of 2,350 tonnes. El Tesoro will enter the operational phase in the second half of this year. At 30 June, US$271 million of the total US$296 million budget had been spent and total eventual development costs are expected to be approximately US$4 million under budget. At 30 June, US$181.5 million had been drawn down from the US$205 million financing facilities. These borrowings will become non-recourse when the project achieves completion and principal repayments are expected to begin from August 2002.

El Tesoro is a heap-leach SX-EW operation with a 21-year mine life and is expected to produce 41,300 tonnes of cathodes this year, rising to 85,000 tonnes in 2002. Cash costs are expected to average 40 cents in the first five years, which places the El Tesoro mine among the world's lowest cost producers.

Michilla

Cathode production to June was 23,800 tonnes compared with 25,400 tonnes in the first half of 2000. Both sulphide and oxide ores are being treated at the SX-EW plant. The marginal decrease in cathode production was caused by lower ore grades under the current mine plan, and by a fault in one of the transformers at the electro-winning plant in February. Cash costs at Michilla increased to 69.4 cents per pound in 2001 compared to 59.4 cents in the same period last year and was mainly due to lower grades and higher stripping costs during the current mine plan, together with lower production levels because of the transformer fault. Total costs were 89.4 cents compared to 78.8 cents in the same period last year. Michilla made an operating loss of US$6.3 million (2000 half year - loss of US$1.5 million), before incurring costs of US$0.6 million as part of its exploration programme.

Exploration

The Group spent US$3.1 million in the six months to June 2001 on its exploration programmes in Chile and Peru.

In Chile, the main focus is on the Esperanza deposit located 5 kilometres from the El Tesoro open pit. The results of the drilling programme completed in May were positive, and Esperanza is estimated to have reserves of 268 million tonnes of sulphides with an average copper grade of 0.70 per cent and 0.33 g/t of gold, and 70 million tonnes of oxides with an average grade of 0.42 per cent. Engineering studies are now being carried out and the potential for developing an open pit mine is good. The Group announced in April that it had acquired a 51 per cent interest in a number of exploration properties located in Chile's Second Region. The most significant properties are located in the Sierra Gorda and El Abra districts along the West Fissure, which is recognised as one of the most prolific copper districts in the world. A drilling programme has been completed at Centinela, which is located 35 kilometres south of El Tesoro, and the results are now being studied. Both Esperanza and Centinela could provide low cost ore for any future expansion of the Group's activities in the district. Michilla's 60,000 metre drilling programme continued.

In Peru, the 14,000 metre (Phase 3) drilling programme at Magistral has been completed with results due in mid-September. Current estimates indicate an inferred resource of 190 million tonnes with a copper grade of 0.83 per cent and a molybdenum grade of 0.062 per cent. Under the terms of the option agreement, the Group now has a 51 per cent interest in this project subject to an internal review by its partner Inca Pacific.

Railway and Other Transport Services

Rail tonnages were maintained at 1.9 million tons (2000 half year - 1.9 million tons) and turnover increased from US$33.9 million to US$34.3 million, mainly due to continued growth in road transport and ancillary services. A ten year freight agreement has been concluded with El Tesoro. The Railway will transport approximately 85,000 tonnes of cathodes to the Pacific port and deliver 180,000 tons of sulphuric acid a year to the mine when it is in full

Directors' Comments

For the half year to 30 June 2001

production. Rail tonnages are expected to increase in 2002 as a result of other expansions in the Antofagasta region, and additional locomotives and rolling stock have been acquired to provide for additional tonnage.

Investments

The Group holds a 33.6 per cent interest in Quiñenco S.A., a diversified industrial and financial group listed in Santiago and New York and the market value of the Group's investment at 30 June was US$274.0 million. Income from Quiñenco is accounted for on a dividends received basis. During 2000, Quiñenco's results were affected by a restructuring programme at Madeco and a net loss on the sale of Quiñenco's food operations in Argentina. Quiñenco reported a net loss of US$9.8 million and did not declare a dividend this year. Last year, the Group received a dividend of US$31.3 million due to significant gains realised by Quiñenco in 1999 through the sale of its banking and cable television interests.

In the six months to June of this year, Quiñenco reported a profit after tax and minorities of US$36.3 million, including a profit of US$37.4 million on the sale of part of its investment in Entel S.A. This compared with a loss after tax of US$12.6 million to June 2000. In March, Quiñenco acquired control of Banco de Chile and in August announced it would merge Banco de Chile with its other subsidiary, Banco Edwards, by 2 January 2002. The planned merger is subject to approval by the banking authorities and shareholders of both banks. Quiñenco will have a 52.2 per cent interest in the merged entity, which will be the largest banking group in Chile.

Dividends

An interim dividend of 7.25 cents (2000 interim – 4.92 cents) will be paid on 12 October 2001 to ordinary shareholders on the Register at the close of business on 14 September 2001. Dividends may be paid in either US dollars or sterling, and shareholders who receive dividends in sterling will be paid an interim dividend of 5.0170 pence per share, based on an exchange rate of £1 = US$1.4451. Further details are given in Note 9 to the Interim Report.

Current Trading Prospects

Base metal prices have been severely affected as the slowdown in the United States has now taken on many of the characteristics of a recession and has spread to Europe and Asia. Although demand from China remains strong, global consumption of copper has weakened and LME inventories have increased from 357,000 tonnes at the beginning of the year to 667,000 tonnes on 28 August, reversing the trend in declining inventory levels seen in 2000. Most commodity analysts now expect the market to remain in surplus this year. Copper prices averaged 77.6 cents in the first half of this year, and have since traded in a range of 65 to 70 cents and any significant recovery will depend on increased demand worldwide. The Group, as one of the lowest cost producers in the industry, is well placed to benefit from any improvement in prices.

4 September 2001

Financial Commentary

for the half year to 30 June 2001

Results

Turnover increased from US$316.2 million to US$342.6 million. Turnover from the mining division was US$308.3 million (2000 half year – US$282.3 million) which included US$269.2 million (2000 half year – US$238.9 million) from Los Pelambres. The increase resulted mainly from higher production at Los Pelambres offset by lower copper prices. As explained above, these revenues also included adjustments of US$16.2 million relating to concentrate sales open at 31 December 2000. Turnover from the transport division was US$34.3 million (2000 half year – US$33.9 million).

Operating profits were US$77.4 million (2000 half year – US$92.1 million), including US$80.3 million (2000 half year – US$ 88.4 million) in respect of Los Pelambres. The decrease in operating profits resulted from a combination of lower copper prices and marginally increased cash costs and the effect of adjustments to prior year concentrate sales, partly compensated by increased production volumes.

Operating profit is stated after depreciation and the loss on disposal of fixed assets, giving EBITDA (earnings before interest, tax, depreciation and amortisation) of US$136.2 million (2000 half year - US$149.6 million).

Income from fixed asset investments was US$0.1 million, compared with US$31.4 million in the 2000 half year when a dividend of US$31.3 million was received from Quiñenco.

During the six months to 2000, the Group sold surplus mining assets resulting in a profit of US$3.9 million (US$3.3 million after tax) which was disclosed separately as an exceptional item.

Net interest expense was US$26.9 million, compared with net expense of US$27.4 million in the 2000 half year. This included interest costs of US$34.6 million (2000 half year - US$36.5 million) relating to Los Pelambres. Interest costs in El Tesoro were capitalised in the period as the project remained under development, but future interest costs will be expensed after a commercial level of operations has been achieved. This is expected in the second half of this year.

As a result of these factors profit before tax for the period was US$50.6 million compared to US$100.0 million (US$68.7 million excluding the Quiñenco dividend) in the first six months of 2000, and earnings per share were 14.4 cents compared with 36.4 cents (20.5 cents excluding the Quiñenco dividend) for the corresponding period last year.

Tax amounted to US$8.4 million (2000 half year - US$10.4 million), representing an effective tax rate (including deferred tax) of 16.6 per cent (2000 half year - 10.4 per cent), compared with the statutory Chilean tax rate of 15 per cent. The lower tax rate in the previous period arose mainly because the dividend from Quiñenco was paid out of its post-tax profits and was not subject to further tax on receipt.

Cash Flows

Net cash inflow from operating activities was US$129.7 million in the first six months of 2001 compared with US$91.4 million in the same period last year. Net cash inflow this period was affected by the build-up of stocks as part of the El Tesoro start-up, and in the 2000 half year net cash inflow was affected by the build-up of stocks and debtors as part of the Los Pelambres start-up.

Net capital expenditures in the period were US$82.6 million, of which US$37.7 million related to the El Tesoro development. Net capital expenditure in the 2000 half year was US$165.8 million when El Tesoro remained under development and final construction costs at the Los Pelambres project were incurred.

Cash and Debt

At 30 June 2001, the Group had cash and deposits of US$236.1 million (2000 - US$344.4 million). This includes US$26.8 million held by El Tesoro to fund the remainder of its development costs. After taking into account the minority share of the non-wholly owned operations, the Group's share of the total balance at this half year was US$205.1 million.

Total Group debt at 30 June 2001 was US$1,085.3 million (2000 - US$1,162.7 million); of this, US$633.8 million is proportionally attributable to the Group after taking the minority share of partly-owned operations into account. The total Group borrowings included US$835.0 million under the Los Pelambres non-recourse project financing arrangements of which 40 per cent is attributable to minority shareholders and US$181.5 million under the El Tesoro project financing arrangements of which 39 per cent is attributable to minority shareholders. The El Tesoro borrowings will become non-recourse when that project satisfies its completion test.

Balance Sheet

Shareholders' funds increased from US$948.5 million at the beginning of the year to US$961.6 million, reflecting mainly profit after tax and minorities for the period.

Minority interests decreased from US$292.8 million at the beginning of the year to US$289.2 million, principally reflecting the excess of the minority's share of dividend declared by Los Pelambres over the minority's share of profit after tax for the period.

Group Profit and Loss Account

		US Dollars			Sterling		
		Unaudited half year to		Audited year to	Unaudited half year to		Audited year to
		30 June 2001	30 June 2000	31 December 2000	30 June 2001	30 June 2000	31 December 2000
	Notes	US$m	US$m	US$m	£m	£m	£m
Turnover	*3*	342.6	316.2	766.1	237.8	201.8	505.4
Operating Profit	*3, 4*	77.4	92.1	246.0	53.7	58.7	162.4
Profit on disposal of fixed assets (exceptional)	*5*	–	3.9	4.1	–	2.5	2.7
Income from other fixed asset investments		0.1	31.4	31.5	0.1	20.0	20.1
Net interest payable	*6*	(26.9)	(27.4)	(58.3)	(18.7)	(17.4)	(38.4)
Profit before tax		50.6	100.0	223.3	35.1	63.8	146.8
Tax	*5, 7*	(8.4)	(10.4)	(29.0)	(5.8)	(6.6)	(19.1)
Profit after tax		42.2	89.6	194.3	29.3	57.2	127.7
Minority interests – equity		(13.7)	(17.7)	(56.1)	(9.5)	(11.3)	(37.0)
Profit for the financial period		28.5	71.9	138.2	19.8	45.9	90.7
Dividends							
Preference – non equity		(0.1)	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)
Ordinary – equity	*9*	(14.3)	(9.7)	(73.7)	(9.9)	(6.4)	(50.8)
Retained profit		14.1	62.1	64.3	9.8	39.4	39.8
Earnings per share	*8*	14.4¢	36.4¢	70.0¢	10.0p	23.2p	45.9p
Dividends per ordinary share	*9*	7.25¢	4.92¢	37.37¢	5.02p	3.25p	25.75p

Turnover and profit are derived from continuing operations.

The final dividend in 2000 included a special dividend of 18.03 cents (12.5 pence) per share.

Other Recognised Gains and Losses

Other recognised gains and losses in the period (translation differences) amounted to a gain of US$14.8 million (£29.5 million; 2000 half year – a gain of US$15.0 million; £24.1 million), and are shown in Note 14 together with other movements in shareholders' funds.

Group Balance Sheet

	Notes	US Dollars Unaudited 30 June 2001 US$m	Unaudited 30 June 2000 US$m	Audited 31 December 2000 US$m	Sterling Unaudited 30 June 2001 £m	Unaudited 30 June 2000 £m	Audited 31 December 2000 £m
Fixed assets							
Tangible fixed assets	*10*	1,954.2	1,799.5	1,926.7	1,383.1	1,186.0	1,286.8
Other investments	*11*	185.6	185.8	185.5	108.2	108.3	108.2
		2,139.8	1,985.3	2,112.2	1,491.3	1,294.3	1,395.0
Current assets							
Stocks		61.0	52.8	41.6	43.4	34.9	27.8
Debtors		81.6	115.5	110.1	58.0	76.3	73.7
Current asset investments (including time deposits)		233.7	338.8	297.1	166.2	223.8	198.9
Cash at bank and in hand		2.4	5.6	3.0	1.7	3.7	2.0
		378.7	512.7	451.8	269.3	338.7	302.4
Creditors – amounts falling due within one year							
Trade and other creditors		(89.4)	(67.8)	(87.1)	(63.6)	(44.7)	(58.3)
Loans	*12*	(90.9)	(122.4)	(92.2)	(64.6)	(80.9)	(61.7)
Dividends		(14.3)	(9.7)	(64.0)	(9.9)	(6.4)	(44.4)
		(194.6)	(199.9)	(243.3)	(138.1)	(132.0)	(164.4)
Net current assets		184.1	312.8	208.5	131.2	206.7	138.0
Total assets less current liabilities		2,323.9	2,298.1	2,320.7	1,622.5	1,501.0	1,533.0
Creditors – amounts falling due after more than one year							
Other creditors		(26.0)	(30.0)	(28.5)	(18.6)	(19.8)	(19.1)
Loans	*12*	(994.4)	(1,040.3)	(1,003.5)	(707.0)	(687.1)	(671.8)
Provisions for liabilities and charges	*13*	(52.7)	(30.4)	(47.4)	(37.5)	(20.1)	(31.6)
		1,250.8	1,197.4	1,241.3	859.4	774.0	810.5
Capital and reserves							
Called up share capital		16.7	18.0	17.7	11.9	11.9	11.9
Share premium		238.3	256.5	253.1	169.4	169.4	169.4
Reserves		706.6	672.5	677.7	472.5	427.3	433.2
Shareholders' funds	*14*	961.6	947.0	948.5	653.8	608.6	614.5
Minority interests		289.2	250.4	292.8	205.6	165.4	196.0
		1,250.8	1,197.4	1,241.3	859.4	774.0	810.5

Approved by the Board of Directors on 4 September 2001.

P J Adeane *Director*

Group Cash Flow Statement

		US Dollars			Sterling		
				Audited			Audited
		Unaudited half year to		year to	Unaudited half year to		year to
		30 June	30 June	31 December	30 June	30 June	31 December
		2001	2000	2000	2001	2000	2000
	Notes	US$m	US$m	US$m	£m	£m	£m
Net cash inflow from operating activities	*15*	129.7	91.4	326.6	90.0	58.3	215.4
Returns on investment and servicing of finance							
Dividends received from other fixed asset investments		0.1	31.4	31.5	0.1	20.0	20.1
Interest received (including capitalised interest)		8.5	13.5	22.3	5.9	8.6	14.7
Interest paid (including capitalised interest)		(40.7)	(35.5)	(86.0)	(28.2)	(22.7)	(56.7)
Dividends paid to minority interests		(1.1)	(4.1)	(10.2)	(0.8)	(2.6)	(6.7)
Preference dividends paid		(0.1)	(0.1)	(0.2)	(0.1)	(0.1)	(0.1)
Net cash (outflow)/inflow from returns on investment and servicing of finance		(33.3)	5.2	(42.6)	(23.1)	3.2	(28.7)
Tax (paid)/recovered		(1.3)	(1.6)	1.1	(0.9)	(1.0)	0.7
Net cash outflow from capital expenditure and financial investment		(82.6)	(165.8)	(314.5)	(57.4)	(105.8)	(207.5)
Acquisitions and disposals							
Net cash balances acquired with subsidiary		–	0.9	0.9	–	0.5	0.5
Equity dividends paid		(63.7)	(17.2)	(26.6)	(44.2)	(11.3)	(17.7)
Cash outflow before management of liquid resources		(51.2)	(87.1)	(55.1)	(35.6)	(56.1)	(37.3)
Management of liquid resources							
Net decrease/(increase) in time deposits		64.2	(1.9)	40.2	44.6	(1.3)	26.5
Financing							
Contribution from minority interests		–	7.9	8.0	–	5.1	5.3
Net (repayments)/borrowings in period		(12.6)	86.7	9.8	(8.7)	55.3	6.4
Net cash (outflow)/inflow from financing		(12.6)	94.6	17.8	(8.7)	60.4	11.7
Net cash inflow in the period	*16*	0.4	5.6	2.9	0.3	3.0	0.9

Notes

1 Reporting Currency and Accounting Policies

a) Reporting currency

The functional reporting currency of the Group is US dollars, the principal currency in which the Group operates and in which assets and liabilities are held. These interim results have additionally been presented in sterling on a supplementary basis. Share capital remains denominated in sterling and, for the purposes of reporting in US dollars, share capital and share premium are translated at the period end rate of exchange. As explained in Note 9, dividends may be paid in either US dollars or sterling.

b) Accounting policies

The profit and loss account, balance sheet and cash flow statement for the half year to 30 June 2001 have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year to 31 December 2000.

2 Production (Neither Audited nor Reviewed by the Auditors)

The Group announced second quarter production volumes and cash costs on 31 July 2001. Production information on current mining operations for the first six months may be summarised as follows:

a) Tonnes of copper produced (neither audited nor reviewed by the auditors)

	Half year to		Year to
	30 June	30 June	31 December
	2001	2000	2000
	000 tonnes	000 tonnes	000 tonnes
Los Pelambres			
Payable copper in concentrate	170.0	141.2	298.9
Michilla			
Copper cathodes	23.9	25.4	51.1
Payable copper in concentrate	–	1.1	1.1
Group total	193.9	167.7	351.1

El Tesoro remained under development in the first six months of the year, producing 9,000 tonnes of cathodes during the commissioning period in the second quarter. This production has not been included in the Group figures above relating to current operations.

Notes

2 Production (Neither Audited nor Reviewed by the Auditors) (continued)

b) Cash costs per pound (neither audited nor reviewed by the auditors)

	Half year to 30 June 2001 US¢	Half year to 30 June 2000 US¢	Year to 31 December 2000 US¢
Los Pelambres	37.0	35.4	35.6
Michilla	69.4	59.4	59.8
Group weighted average	41.0	39.2	39.2

Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax.

3 Segmental Analysis

a) Turnover by geographical destination

	US Dollars			Sterling		
	Unaudited half year to		Audited year to	Unaudited half year to		Audited year to
	30 June 2001 US$m	30 June 2000 US$m	31 December 2000 US$m	30 June 2001 £m	30 June 2000 £m	31 December 2000 £m
UK	2.9	1.0	5.7	2.0	0.6	3.7
Rest of Europe	83.1	61.4	169.1	57.7	39.2	111.6
Chile	30.7	33.0	78.2	21.3	21.1	51.6
Rest of Latin America	22.9	28.4	54.9	15.9	18.1	36.2
North America	23.3	9.4	38.4	16.2	6.0	25.4
Asia Pacific/other	179.7	183.0	419.8	124.7	116.8	276.9
	342.6	316.2	766.1	237.8	201.8	505.4

3 Segmental Analysis (continued)

b) Turnover and operating profit by class of business and geographical location

Operations are based in Latin America. Turnover and operating profit can be analysed as follows:

	US Dollars			Sterling		
			Audited			Audited
	Unaudited half year to		year to	Unaudited half year to		year to
	30 June 2001	30 June 2000	31 December 2000	30 June 2001	30 June 2000	31 December 2000
	US$m	US$m	US$m	£m	£m	£m
Turnover						
Mining	308.3	282.3	696.1	214.0	180.1	459.2
Railway and other transport services	34.3	33.9	70.0	23.8	21.7	46.2
	342.6	316.2	766.1	237.8	201.8	505.4
Operating profit						
Mining	66.1	80.3	224.9	45.9	51.3	148.3
Railway and other transport services	11.3	11.8	21.1	7.8	7.4	14.1
	77.4	92.1	246.0	53.7	58.7	162.4

4 Operating Profit

	US Dollars			Sterling		
			Audited			Audited
	Unaudited half year to		year to	Unaudited half year to		year to
	30 June 2001	30 June 2000	31 December 2000	30 June 2001	30 June 2000	31 December 2000
	US$m	US$m	US$m	£m	£m	£m
Turnover (see note on next page)	342.6	316.2	766.1	237.8	201.8	505.4
Cost of sales	(223.7)	(180.8)	(418.9)	(155.3)	(115.4)	(276.2)
Gross profit	118.9	135.4	347.2	82.5	86.4	229.2
Administrative expenses	(37.5)	(40.4)	(88.7)	(26.0)	(25.8)	(58.5)
Closure provision	(0.5)	-	(1.0)	(0.3)	-	(0.7)
Severance charges	(0.5)	(0.6)	(2.7)	(0.3)	(0.4)	(1.8)
Exploration costs	(3.1)	(2.4)	(8.3)	(2.2)	(1.5)	(5.5)
Other net operating income/(expenditure)	0.1	0.1	(0.5)	-	-	(0.3)
Operating profit	77.4	92.1	246.0	53.7	58.7	162.4

4 Operating Profit (continued)

Depreciation charges amounted to US$52.6 million (£36.5 million; 2000 half year - US$54.6 million; £34.9 million). Of this amount, US$47.8 million (£33.2 million; 2000 half year - US$46.3 million; £29.6 million) is included in cost of sales and US$4.8 million (£3.1 million; 2000 half year - US$8.3 million; £5.3 million) is included in administrative expenses.

In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Copper revenues on provisionally priced tonnages are adjusted monthly until final settlement. Sales volumes are also adjusted based on the final metallurgical content of the concentrates. Revenues in the six months to 30 June 2001 included adjustments to sales of concentrates open at 31 December 2000 totalling US$16.2 million.

5 Non-operating Exceptional Items

	US Dollars			Sterling		
	Unaudited half year to		Audited year to	Unaudited half year to		Audited year to
	30 June 2001 US$m	30 June 2000 US$m	31 December 2000 US$m	30 June 2001 £m	30 June 2000 £m	31 December 2000 £m
Profit on disposal of fixed assets at El Chacay	–	3.9	4.1	–	2.5	2.7
Tax effect	–	(0.6)	(0.6)	–	(0.4)	(0.4)
	–	3.3	3.5	–	2.1	2.3

6 Net Interest Payable

	US Dollars			Sterling		
	Unaudited half year to		Audited year to	Unaudited half year to		Audited year to
	30 June 2001 US$m	30 June 2000 US$m	31 December 2000 US$m	30 June 2001 £m	30 June 2000 £m	31 December 2000 £m
Interest receivable	8.1	9.7	21.0	5.6	6.2	13.9
Interest payable	(34.9)	(36.8)	(80.5)	(24.2)	(23.4)	(53.1)
Foreign exchange	0.3	-	-	0.2	-	-
Discount charge relating to provisions	(0.4)	(0.3)	1.2	(0.3)	(0.2)	0.8
	(26.9)	(27.4)	(58.3)	(18.7)	(17.4)	(38.4)

In addition to the above, interest payable capitalised in the period amounted to US$8.4 million (£5.9 million; 2000 half year – US$5.8 million; £3.7 million) and interest receivable credited against fixed assets amounted to US$0.5 million (£0.3 million; 2000 half year – US$2.5 million; £1.6 million). These amounts related to the El Tesoro development.

7 Tax

The tax charge of US$8.4 million (£5.8 million; 2000 half year - US$10.4 million; £6.6 million) represents an effective rate of 16.6 per cent (2000 half year - 10.4 per cent) on profit before tax, as compared with the Chilean statutory tax rate of 15 per cent. The lower effective tax rate in 2000 arose principally because the dividend of US$31.3 million (£19.9 million) received from Quiñenco was paid out of Quiñenco's post-tax profits and was not subject to further tax on receipt.

8 Earnings Per Share

Earnings per share is calculated on profit after tax, minority interest and preference dividends giving earnings of US$28.4 million (£19.7 million; 2000 half year - US$71.8 million; £45.8 million) and based on 197,171,339 (2000 half year - 197,171,339) ordinary shares in issue throughout the period.

9 Dividends

Dividends are now declared in US dollars but may be paid in either dollars or sterling. Shareholders on the register of members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in dollars. All other shareholders are paid by cheque in dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. The Company's registrar must receive any such election before the record date of 14 September 2001.

The Board has declared an interim dividend of 7.25 cents per ordinary share for payment on 12 October 2001 to shareholders on the Register at the close of business on 14 September 2001. Dividends are declared and paid gross. The exchange rate to be applied for the conversion of dividends will be £1 = US$1.4451, giving a dividend for those shareholders who will be paid in sterling an interim dividend of 5.0170 pence per ordinary share. In 2000, the Board declared an interim dividend of 3.25 pence per share, equivalent to a dividend of 4.92 cents based on the exchange rate at 30 June 2000.

Notes

10 Tangible Fixed Assets

		US Dollars	
		Railway and other	
	Mining	transport	Total
Net Book Value	US$m	US$m	US$m
1 January 2001 (audited)	1,810.8	115.9	1,926.7
Additions	79.2	10.0	89.2
Transfer to stocks	-	(2.5)	(2.5)
Disposals	(3.2)	(3.0)	(6.2)
Depreciation	(48.2)	(4.4)	(52.6)
Exchange	0.2	(0.6)	(0.4)
30 June 2001 (unaudited)	**1,838.8**	**115.4**	**1,954.2**

		Sterling	
		Railway and other	
	Mining	transport	Total
Net Book Value	£m	£m	£m
1 January 2001 (audited)	1,212.2	74.6	1,286.8
Additions	55.0	6.9	61.9
Transfer to stocks	-	(1.7)	(1.7)
Disposals	(2.2)	(2.1)	(4.3)
Depreciation	(33.5)	(3.0)	(36.5)
Exchange	75.9	1.0	76.9
30 June 2001 (unaudited)	**1,307.4**	**75.7**	**1,383.1**

11 Other Investments

	US$m	£m
1 January 2001 (audited)	185.5	108.2
Additions	0.1	-
30 June 2001 (unaudited)	**185.6**	**108.2**

The above investments are quoted. The market value of these investments was US$277.8 million (£197.5 million; 2000 half year – US$357.3 million; £236.6 million). These investments include a 33.61 per cent interest in Quiñenco S.A.

12 Loans

	US Dollars			Sterling		
			Audited			Audited
	Unaudited half year to		year to	Unaudited half year to		year to
	30 June	30 June	31 December	30 June	30 June	31 December
	2001	2000	2000	2001	2000	2000
	US$m	US$m	US$m	£m	£m	£m
Los Pelambres						
Loans	(835.0)	(946.0)	(878.7)	(593.7)	(624.9)	(588.2)
Subordinated debt	–	(31.2)	–	–	(20.6)	–
El Tesoro						
Loans	(181.5)	(70.5)	(149.5)	(129.0)	(46.6)	(100.0)
Subordinated debt	(37.9)	(98.9)	(36.2)	(26.9)	(65.3)	(24.2)
Finance leases	(17.5)	–	(15.0)	(12.4)	–	(10.1)
Michilla						
Finance leases	(1.9)	(1.1)	(2.1)	(1.4)	(0.7)	(1.4)
Loans	–	(0.1)	(0.1)	–	(0.1)	(0.1)
Railway and other transport services						
Loans	(11.5)	(14.9)	(14.1)	(8.2)	(9.8)	(9.5)
	(1,085.3)	(1,162.7)	(1,095.7)	(771.6)	(768.0)	(733.5)

Maturity of Loans

	US Dollars			Sterling		
			Audited			Audited
	Unaudited half year to		year to	Unaudited half year to		year to
	30 June	30 June	31 December	30 June	30 June	31 December
	2001	2000	2000	2001	2000	2000
	US$m	US$m	US$m	£m	£m	£m
Due within one year	(90.9)	(122.4)	(92.2)	(64.6)	(80.9)	(61.7)
Due after more than one year	(994.4)	(1,040.3)	(1,003.5)	(707.0)	(687.1)	(671.8)
	(1,085.3)	(1,162.7)	(1,095.7)	(771.6)	(768.0)	(733.5)

13 Provisions for Liabilities and Charges

	US Dollars			
	Decommissioning and site rehabilitation US$m	Severance indemnities US$m	Deferred tax US$m	Total US$m
1 January 2001 (audited)	(5.3)	(8.9)	(33.2)	(47.4)
Charge to operating profit in period	(0.5)	(0.5)	-	(1.0)
Release of discount to net interest in period	(0.2)	(0.2)	-	(0.4)
Charge to tax on profit in period	-	-	(5.7)	(5.7)
Utilised in period	-	0.4	-	0.4
Capitalised in period	-	-	0.5	0.5
Exchange	-	0.4	0.5	0.9
30 June 2001 (unaudited)	**(6.0)**	**(8.8)**	**(37.9)**	**(52.7)**

	Sterling			
	Decommissioning and site rehabilitation £m	Severance indemnities £m	Deferred tax £m	Total £m
1 January 2001 (audited)	(3.5)	(5.9)	(22.2)	(31.6)
Charge to operating profit in period	(0.3)	(0.3)	-	(0.6)
Release of discount to net interest in period	(0.1)	(0.2)	-	(0.3)
Charge to tax on profit in period	-	-	(4.0)	(4.0)
Utilised in period	-	0.3	-	0.3
Capitalised in period	-	-	0.3	0.3
Exchange	(0.4)	(0.2)	(1.0)	(1.6)
30 June 2001 (unaudited)	**(4.3)**	**(6.3)**	**(26.9)**	**(37.5)**

14 Reconciliation of Movements in Shareholders' Funds

	US Dollars			Sterling		
			Audited			Audited
	Unaudited half year to		year to	Unaudited half year to		year to
	30 June	30 June	31 December	30 June	30 June	31 December
	2001	2000	2000	2001	2000	2000
	US$m	US$m	US$m	£m	£m	£m
Profit for the financial period	28.5	71.9	138.2	19.8	45.9	90.7
Other recognised gains relating to the period – currency translation adjustment	14.8	15.0	18.0	29.5	24.1	29.6
Total recognised gains and losses	43.3	86.9	156.2	49.3	70.0	120.3
Dividends	(14.4)	(9.8)	(73.9)	(10.0)	(6.5)	(50.9)
	28.9	77.1	82.3	39.3	63.5	69.4
Exchange movement on sterling denominated share capital and share premium	(15.8)	(17.4)	(21.1)	–	–	–
Opening shareholders' funds	948.5	887.3	887.3	614.5	545.1	545.1
Closing shareholders' funds	961.6	947.0	948.5	653.8	608.6	614.5

15 Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	US Dollars			Sterling		
			Audited			Audited
	Unaudited half year to		year to	Unaudited half year to		year to
	30 June	30 June	31 December	30 June	30 June	31 December
	2001	2000	2000	2001	2000	2000
	US$m	US$m	US$m	£m	£m	£m
Operating profit	77.4	92.1	246.0	53.7	58.7	162.4
Depreciation	52.6	54.6	105.9	36.5	34.9	69.7
Loss on disposal of tangible fixed assets	6.2	2.9	3.0	4.3	1.9	2.0
Increase in stocks	(17.0)	(15.5)	(6.0)	(11.8)	(9.9)	(4.0)
Decrease/(increase) in debtors	27.1	(71.6)	(70.5)	18.8	(45.7)	(46.5)
(Decrease)/increase in creditors and provisions	(16.6)	28.9	48.2	(11.5)	18.4	31.8
Net cash inflow from operating activities	129.7	91.4	326.6	90.0	58.3	215.4

16 Reconciliation of Net Cash Flow to Movement in Net Debt

	US Dollars			Sterling		
	Unaudited half year to		Audited year to	Unaudited half year to		Audited year to
	30 June 2001 US$m	30 June 2000 US$m	31 December 2000 US$m	30 June 2001 £m	30 June 2000 £m	31 December 2000 £m
Net cash inflow in the period	0.4	5.6	2.9	0.3	3.0	0.9
Cash outflow/(inflow) from decrease/(increase) in debt	12.6	(86.7)	(9.8)	8.7	(55.3)	(6.4)
Cash (inflow)/outflow from (decrease)/increase in liquid resources	(64.2)	1.9	(40.2)	(44.6)	1.3	(26.5)
Change in net debt resulting from cash flows	(51.2)	(79.2)	(47.1)	(35.6)	(51.0)	(32.0)
Capitalisation of subordinated debt	–	–	10.3	–	–	6.8
Acquisition	–	5.1	5.1	–	3.2	3.2
Reclassification	–	3.5	3.5	–	2.2	2.2
Interest accrued on long-term loan balances	(1.7)	(4.0)	(8.1)	(1.2)	(2.5)	(5.3)
New leases	(1.5)	–	(16.3)	(1.0)	–	(10.8)
Exchange	0.8	(4.2)	(3.5)	(33.3)	(33.3)	(37.6)
Movement in net debt in the period	(53.6)	(78.8)	(56.1)	(71.1)	(81.4)	(73.5)
Net debt at the beginning of the period	(795.6)	(739.5)	(739.5)	(532.6)	(459.1)	(459.1)
Net debt at the end of the period	(849.2)	(818.3)	(795.6)	(603.7)	(540.5)	(532.6)

17 Financial Information

The Group's statutory accounts for the year to 31 December 2000 have been filed with the Registrar of Companies. The auditors' report on these accounts was unqualified and did not include a statement under S237 (2) or (3) of the Companies Act 1985. The 31 December 2000 profit and loss account, balance sheet and cash flow statements shown in this interim report are an abridged version of these statutory accounts. The financial information contained in this statement does not constitute statutory accounts within the meaning of S240 of the Companies Act 1985.

18 Currency Translation

Results denominated in foreign currencies have been translated into dollars and sterling at the average rate for each period.

	Period end rates	Average rates
30 June 2001	**US$1.41 = £1; US$1 = CH$629**	**US$1.44 = £1; US$1 = CH$591**
30 June 2000	US$1.51 = £1; US$1 = CH$539	US$1.57 = £1; US$1 = CH$515
31 December 2000	US$1.49 = £1; US$1 = CH$574	US$1.52 = £1; US$1 = CH$540

19 Distribution

These results will be sent by first class post to all shareholders on 4 September 2001. Copies of this report will be available for members of the public who are not shareholders at the Company's Registered Office, Park House, 16 Finsbury Circus, London EC2M 7AH.

Independent Review Report to Antofagasta plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2001 which comprises the profit and loss account, the balance sheet, the cash flow statement and related notes 1 to 16, with the exception of Note 2. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2001.

Deloitte & Touche.

Deloitte & Touche
Chartered Accountants
Hill House
1 Little New Street
London EC4A 3TR
4 September 2001

Deloitte & Touche

Directors and Advisors

Directors

A A Luksic *Chairman*

J-P Luksic *Deputy Chairman*

P J Adeane *Managing Director*

C H Bailey *Non-Executive*

G S Menendez *Non-Executive*

Company Secretary

Petershill Secretaries Ltd

Plumtree Court, London EC4A 4HT

Auditors

Deloitte & Touche

Solicitors

Clifford Chance LLP

Stockbroker

Merrill Lynch International

Financial Advisor

HSBC Investment Bank

Bankers

The Royal Bank of Scotland plc

J P Morgan (Suisse) S.A.

Registrars and Transfer Office

Computershare Services plc

PO Box 82, The Pavilions, Bristol BS99 7NH

Registered Office

Park House, 16 Finsbury Circus, London EC2M 7AH

Registered Number

1627889

Website

www.antofagasta.co.uk

Designed by RDA. Printed by Royle Financial Print, London.

ANTOFAGASTA PLC
Park House
16 Finsbury Circus
London
EC2M 7AH

www.antofagasta.co.uk




ANTOFAGASTA PLC FILE 82-4987

ANTOFAGASTA PLC

Quarterly Production Report
3rd quarter 2001

31 October 2001

Highlights

- **Group copper production reached 129,500 tonnes in Q3, a 27% increase over the previous quarter.**
- **Production in Q3 includes 14,700 tonnes from El Tesoro. During Q2 El Tesoro remained under development.**
- **Group average cash costs decreased by 7.7% to 36.0 cents per pound in Q3 compared to 39.0 cents in Q2.**

Total copper production ('000 tonnes)	92.0	101.9	129.5	323.4	254.7	351.1
Weighted average cash costs (cents per pound)	43.2	39.0	36.0	39.0	38.8	39.2

Note – El Tesoro remained under development in Q2, and produced 9,000 tonnes of cathodes during this commissioning period. This production has not been included in the group figures relating to current operations for Q2.

Los Pelambres

Ore processing levels averaged 112,600 tonnes per day (tpd) during the quarter, an increase of 9.9% over Q2. This increase followed the installation of a temporary pebble crusher at the end of July, which improved the efficiency of the grinding lines.

During the first nine months of 2001 Los Pelambres produced 272,000 tonnes of payable copper in concentrates, an increase of 26% over the same period for 2000. This increase resulted from the improvements that were made to ore processing levels. The current optimisation plan will enable these levels to be maintained during the mine life.

Q3 cash costs were 32.4 cents per pound, an 8% decrease compared to the previous quarter. This was primarily due to higher production volumes but also to a lesser extent a lower waste to ore ratio during this period under the existing mine plan.

Michilla

Michilla produced 12,800 tonnes of cathodes during Q3, an increase of 4.5% over the previous quarter. The increase resulted both from improvements made in the leaching process and higher copper grades during the period.

Cash costs were 60.9 cents per pound, a 10% decrease on the previous quarter. This significant reduction came from a lower waste to ore ratio during the current phase of the mine plan. A medium term plan to reduce costs drastically in order to confront the current period of exceptionally low copper prices is now being evaluated.

El Tesoro

El Tesoro completed its commissioning period and both cathode production and recoveries have been within the expected parameters. Q3 production reached 14,700 tonnes compared to 9,000 tonnes during the commissioning period in Q2. Production at El Tesoro is expected to continue to increase steadily until the design capacity of the plant is reached.

Rail and Road Transport

Rail tonnages, which include both the Chilean and Bolivian networks, were 5% higher at 996,000 tons compared with the previous quarter. The FCAB has concluded a ten-year freight agreement with El Tesoro for the transport of 85,000 tons of cathodes and 180,000 tons of sulphuric acid during 2002. Additional Diesel-Electric locomotives were delivered during the quarter and will be available to meet an increased demand expected in 2002.

For further information:

Alejandro Rivera
arivera@aminerals.cl
Santiago: (56-2) 3775145

Philip Adeane
sbolton@antofagasta.co.uk
London: (44-20) 7382 7862

Hussein Barma
hbarma@antofagasta.co.uk
London: (44-20) 7382 7862

Keith Irons
Bankside Consultants Ltd
keith@bankside.com
London: (44-20) 7444 4140

ANTOFAGASTA PLC

Daily average ore treated ('000 tonnes)	98.5	102.5	112.6	104.6	88.8	93.1
Average ore grade (%)	1.04	1.10	1.07	1.07	1.00	0.98
Average recovery (%)	91.6	91.3	92.0	91.7	92.5	92.4
Concentrate produced ('000 tonnes)	194.6	209.1	236.3	640.1	509.2	714.5
Average concentrate grade (%)	42.8	44.3	44.6	44.0	43.8	43.3
Fine copper in concentrate ('000 tonnes)	83.2	92.6	105.4	281.3	223.1	309.5
Payable copper in concentrate ('000 tonnes)	80.5	89.6	101.9	272.0	215.5	298.9
Cash costs (cents per pound)	39.2	35.1	32.4	35.3	35.0	35.6

Daily average ore treated ('000 tonnes)	-	-	15.1	15.1	-	-
Average ore grade (%)	-	-	1.43	1.43	-	-
Average recovery (%)	-	-	77.8	77.8	-	-
Copper cathodes ('000 tonnes)	-	-	14.7	14.7	-	-
Cash costs (cents per pound)	-	-	39.4	39.4	-	-

Note – El Tesoro remained under development in Q2, and produced 9,000 tonnes of cathodes during this commissioning period. This production has not been included in the table above for Q2.

Quarterly Production Report
3rd quarter 2001

ANTOFAGASTA PLC

Daily average ore treated ('000 tonnes)	11.6	12.2	12.5	12.1	11.8	11.8
Average ore grade (%)	1.53	1.48	1.51	1.50	1.69	1.67
Average recovery (%)	72.4	74.4	75.3	74.1	72.8	72.6
Copper cathodes ('000 tonnes)	11.5	12.3	12.8	36.7	38.1	51.1
Copper in concentrate ('000 tonnes)	-	-		-	1.1	1.1
Cash costs (cents per pound)	71.6	67.4	60.9	66.4	59.7	59.8

Rail tonnage transported	905	949	996	2,850	2,877	3,856

Quarterly Production Report 4th quarter 2001



30 January 2002

Highlights

- **Group's 2001 annual copper production increased 26% to 445,000 tonnes compared with 351,100 tonnes in 2000.**
- **Group's average cash costs for the year down to 38.6 cents per pound from 39.2 cents in 2000.**
- **Banking completion achieved at El Tesoro two months ahead of schedule.**
- **Michilla's cash costs in Q4 at 58.8 cents, down 10 cents from beginning of year.**

Group Total	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Full Year 2001	Full Year 2000
Total copper production ('000 tonnes)	**92.0**	**101.9**	**129.5**	**121.6**	**445.0**	**351.1**
Weighted average cash costs (cents per pound)	**43.2**	**39.0**	**36.0**	**37.5**	**38.6**	**39.2**

Note – El Tesoro remained under development in Q2, and produced 9,000 tonnes of cathodes during this commissioning period. This tonnage has not been included in the group figures for Q2.

Los Pelambres

Both mine ore production and copper output in Q4 decreased compared to the previous quarter, due to several factors, including lower ore grades and temporary production problems at the No.4 Ball Mill. The lower production level was the main reason for the increase in cash costs during this period.

Annual production of 361,500 tonnes of payable copper met the 2001 production target and exceeded the previous year's figure by 20%. Cash costs at 35.3 cents per pound for the year were marginally lower than 2000 and confirm Los Pelambres' position in the lowest cost quartile of world copper producers.

El Tesoro

Production started at El Tesoro in Q2 and banking completion tests were satisfactorily completed ahead of initial expectations. All requisite certification was duly delivered to the Trustee on 13 December and formal project completion was confirmed on 27January 2002.

Production in Q4 was 19,300 tonnes which was 30% higher than Q3, and was consistent with the levels expected during the ramp-up period. El Tesoro has now reached its design capacity. The increased production in Q4 lowered cash costs to 34.1 cents per pound compared to 39.4 cents for the previous quarter.

Michilla

Michilla implemented a cost reduction programme during Q4 in response to low copper prices. The plan included re-negotiating contracts with suppliers, essential cost cutting and reducing personnel by 110 employees in November. As a result, cash costs were again reduced during this quarter. Production at Michilla was maintained at 12,900 tonnes, slightly higher than the previous quarter and annual production reached design capacity levels of 50,000 tonnes.

Rail and Road Transport

Rail tonnages from both networks increased by 5% during the last quarter due to shipments of zinc concentrates from Bolivia and increased shipments from local mining operations, including initial production from El Tesoro.

For further information:

Alejandro Rivera
arivera@aminerals.cl
Santiago: (56-2) 3775145

Philip Adeane
nwakefield@antofagasta.co.uk
London: (44-20) 7382 7862

Hussein Barma
hbarma@antofagasta.co.uk
London: (44-20) 7382 7862

Keith Irons
Bankside Consultants Ltd
keith@bankside.com
London: (44-20) 7444 4140

Quarterly Production Report 4th quarter 2001

ANTOFAGASTA PLC

Los Pelambres	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Full Year 2001	Full Year 2000
Daily average ore treated ('000 tonnes)	98.5	102.5	112.6	105.2	104.7	93.1
Average ore grade (%)	1.04	1.10	1.07	0.99	1.05	0.98
Average recovery (%)	91.6	91.3	92.0	94.9	92.4	92.4
Concentrate produced ('000 tonnes)	194.6	209.1	236.3	216.8	856.9	714.5
Average concentrate grade (%)	42.8	44.3	44.6	42.6	43.6	43.3
Fine copper in concentrate ('000 tonnes)	83.2	92.6	105.4	92.4	373.8	309.5
Payable copper in concentrate ('000 tonnes)	80.5	89.6	101.9	89.4	361.5	298.9
Cash costs (cents per pound)	39.2	35.1	32.4	35.1	35.3	35.6

El Tesoro	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Full Year 2001	Full Year 2000
Daily average ore treated ('000 tonnes)	-	-	15.1	20.2	17.7	-
Average ore grade (%)	-	-	1.43	1.44	1.44	-
Average recovery (%)	-	-	77.8	74.8	76.1	-
Copper cathodes ('000 tonnes)	-	-	14.7	19.3	34.0	-
Cash costs (cents per pound)	-	-	39.4	34.1	36.4	-

Note – El Tesoro remained under development in Q2, and produced 9,000 tonnes of cathodes during this commissioning period. This tonnage has not been included in the table above for Q2.


ANTOFAGASTA PLC

Quarterly Production Report
4th quarter 2001

Michilla	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Full Year 2001	Full Year 2000
Daily average ore treated ('000 tonnes)	11.6	12.2	12.5	12.6	12.2	11.8
Average ore grade (%)	1.53	1.48	1.51	1.46	1.49	1.67
Average recovery (%)	72.4	74.4	75.3	76.9	74.8	72.6
Copper cathodes ('000 tonnes)	11.5	12.3	12.8	12.9	49.6	51.1
Copper in concentrate ('000 tonnes)	-	-	-	-	-	1.1
Cash costs (cents per pound)	71.6	67.4	60.9	58.8	64.5	59.8

Transport	Q1 2001	Q2 2001	Q3 2001	Q4 2001	Full Year 2001	Full Year 2000
Rail tonnage transported	905	949	996	1,048	3,899	3,856


ANTOFAGASTA PLC

PRELIMINARY RESULTS ANNOUNCEMENT FOR THE YEAR TO 31 DECEMBER 2001

5 March 2002

- ***Turnover of US$769.5 million (2000 – US$766.1 million).***
- ***Operating cash flow of US$265.9 million (2000 – US$326.6 million).***
- ***Profit before tax of US$ 113.5 million (2000 – US$223.3 million).***
- ***Earnings per share of 31.4 cents (2000 –70.0 cents).***
- ***El Tesoro now operating at full capacity, with banking completion achieved in December.***
- ***Final dividend of 24.75 cents, comprising an ordinary dividend of 14.75 cents and a special dividend of 10 cents (2000 - final dividend of 32.45 cents, comprising an ordinary dividend of 14.42 cents and a special dividend of 18.03 cents)*.***
- ***Total dividend for year of 32 cents per share including special dividend (2000 – total dividend of 37.37 cents including special dividend).***

  **Dividends are paid in both US dollars and sterling. A conversion rate of £1=US$1.4301 will be applied to the final dividend of 24.75 cents, giving shareholders who receive dividends in sterling a final dividend of 17.3065p.*

The Group's copper production increased by 26% from 351,100 tonnes in 2000 to 445,000 in 2001, as a result of higher output from Los Pelambres and initial production from El Tesoro, which is now operating at full capacity. Group weighted average cash costs were reduced marginally to 38.8 cents per pound (2000 – 39.2 cents per pound). Results were affected by lower copper prices during the year, including their effect on provisionally-priced sales of concentrates. The average LME copper price for the year was 71.6 cents per pound, compared with 82.3 cents per pound in 2000. No dividend income was received from Quiñenco (2000 – dividend received US$31.3 million, equating to 15.9 cents earnings per share).

Mr Jean-Paul Luksic, CEO of the mining division commented, "Despite the effect of lower copper prices on results, 2001 was a very satisfactory year for Antofagasta. The El Tesoro project was completed on schedule and under budget, and the mine is now running above design capacity. Group production next year is expected to increase to about 460,000 tonnes. Costs are among the lowest in the sector and cash flow remains strong. The Group is well placed to benefit from an upturn in copper prices."

Antofagasta is a UK-listed mining group based in Chile. In addition to copper mining, its interests include railway and other transport operations. It also has a 33.6% interest in Quiñenco S.A. (LQ – NYSE), a diversified industrial and financial group listed in Santiago and New York with interests in the Southern Cone of Latin America and Brazil.

Enquiries – London

Antofagasta plc
Tel: +44 20 7382 7862

Philip Adeane
Managing Director
Email: nwakefield@antofagasta.co.uk

Hussein Barma
Chief Financial Officer
Email: hbarma@antofagasta.co.uk

Enquiries – Santiago

Antofagasta Minerals S.A.
Tel +562 377 5145
Alejandro Rivera
Chief Financial Officer
Email: arivera@aminerals.cl

Issued by Bankside Consultants Ltd
Keith Irons
Email: keith@bankside.com
Tel: +44 20 7444 4155

DIRECTORS' COMMENTS for the year to 31 December 2001

The Group's copper production in 2001 increased by 26% to 445,000 tonnes compared with 351,100 tonnes in 2000, due to higher production from Los Pelambres and intial production from El Tesoro. Group weighted average cash costs for the year were reduced marginally to 38.8 cents per pound, from 39.2 cents in 2000, while the LME copper price averaged 71.6 cents compared with 82.3 cents last year. Group profit before tax was US$113.5 million, compared with US$223.3 million in 2000 when the Group received a substantial dividend of US$31.3 million from its investment in Quiñenco S.A. Earnings per share were 31.4 cents compared with 70.0 cents (54.1 cents excluding the Quiñenco dividend) in 2000.

Review of Operations

Los Pelambres

Improved throughput and higher ore grades combined to increase annual production of payable copper in concentrates from 298,900 tonnes in 2000 to 361,500 tonnes in 2001 at the 60% owned Los Pelambres mine. Optimisation measures, including the successful introduction of a pebble crusher in July, enabled throughput to average 104,700 tonnes per day (tpd) compared with 93,100 tpd in 2000. Temporary production problems at the No. 4 Ball Mill had a marginal impact on the final quarter, and have now been resolved. Los Pelambres' cash costs in 2001 remained low at 35.3 cents per pound (2000 - 35.6 cents), helped by continuing low treatment and refining charges (TC/RCs). Total costs (including depreciation and financial expenses) fell to 52.7 cents per pound compared with 59.7 cents in 2000, due mainly to lower interest costs and the increase in production volumes.

Los Pelambres shipped concentrates containing 360,900 tonnes of payable copper in the period, compared with 306,200 tonnes last year. Tonnages shipped may differ from tonnages produced in any period because of loading schedules at the port. Revenues at Los Pelambres were US$564.8 million (2000 – US$603.9 million), and included copper revenues of US$523.7 million (2000 – US$566.6 million). The decrease in revenues resulted mainly from lower copper prices, including their effect on provisionally invoiced shipments. In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Copper revenues on provisionally priced shipments are adjusted monthly until final settlement. Sales volumes are also adjusted based on the final metallurgical content of the concentrate. Revenues in the year 2001 included adverse adjustments to sales of concentrates open at 31 December 2000 totalling US$16.5 million, affecting profit after tax and minorities by US$8.2 million (equivalent to 4.2 cents earnings per share). At 31 December 2001, copper sales totalling 75,300 tonnes remained to be finally priced, and were recorded at that date at an average price of 64.3 cents. A one cent change in the average price realised for these provisionally-priced tonnes would have an approximate effect on revenues in 2002 of US$1.7 million and on profit after tax and minorities of US$0.8 million (equivalent to 0.4 cents earnings per share).

In 2001, Los Pelambres contributed US$163.0 million (2000 – US$241.8 million) to Group operating profit, reflecting the effect of lower copper prices in the year.

Los Pelambres has continued to reduce its project borrowings, with two further principal repayments during the year totalling US$87.4 million. Of the US$946 million originally drawn down to finance Los Pelambres, US$791.3 million remains outstanding. Los Pelambres also paid a dividend of US$43.7 million to its shareholders in July, of which US$26.2 million was received by the Group.

The higher throughput achieved during the second half of 2001 following the installation of a pebble crusher should be maintained and throughput in 2002 is forecast to average 112,000 tpd. Average ore grades under the current phase of the mine plan will, however, decrease to approximately 0.90 per cent from 1.05 per cent in 2001. As a result, production of payable copper is expected to be about 327,000 tonnes and cash costs are expected to average approximately 39 cents per pound.

El Tesoro

Construction at the 61% owned El Tesoro mine, which began in 1999, was completed during the year at a total development cost of US$282 million, US$14 million under its original budget of US$296 million. During the commissioning period to 30 June, El Tesoro produced 9,000 tonnes of cathodes and made initial shipments of 2,350 tonnes. El Tesoro became operational from July, and during the second half it produced 34,000 tonnes of cathodes at average cash costs of 39.6 cents per pound and shipped 39,300 tonnes. Total costs were 68.8 cents per pound. El Tesoro generated revenues of US$58.1 million in the second half with an operating profit for the Group of US$12.9 million. Design capacity of 75,000 tonnes per year was reached in October.

El Tesoro drew down a total of US$197 million from the available project financing facilities of US$205 million. These borrowings became non-recourse to the Group in December when all requisite certification was delivered to the Trustee, two months ahead of schedule. Principal repayments will begin in August 2002 with US$12.3 million semi-annual repayments. In January 2002, El Tesoro returned surplus funds of US$24.4 million (which had been provided to develop the project) to its shareholders, of which the Group's 61 per cent share was US$14.9 million.

El Tesoro is a standard heap-leach operation with a 21-year mine life. It is expected to produce 85,000 tonnes of cathodes in 2002, at cash costs of approximately 39 cents per pound. Cash costs are expected to average 40 cents in the first five years.

Michilla

Michilla produced 49,600 tonnes of cathodes during the year, compared to total production of 52,200 tonnes of copper in 2000 when a small quantity of concentrates were also produced before the concentrator was mothballed at the start of that year. Cash costs at Michilla averaged 64.5 cents per pound during 2001, compared with 59.8 cents the previous year. The increase was due mainly to lower grades and higher stripping ratios under the current phase of the mine plan. Total costs were 81.0 cents per pound compared to 79.9 cents in 2000. Michilla made an operating loss of US$14.4 million (2000 – profit of US$1.3 million), before incurring costs of US$3.4 million (2000 – US$2.9 million) as part of its exploration programme.

In response to low copper prices, Michilla implemented a cost reduction programme in the last quarter of the year, including the re-negotiation of contracts with suppliers, essential cost-cutting and the reduction of personnel by 25% in November. As a result, cash costs in the last quarter were 58.8 cents per pound, compared with 71.6 cents at the start of the year. The Group has decided to keep Michilla operating at normal levels and expects to produce 52,000 tonnes of cathodes in 2002 at average cash costs under 60 cents per pound.

Exploration

The Group spent US$9.7 million in the year (2000 – US$8.3 million) on its exploration programmes in Chile and Peru.

The main focus remains the Esperanza deposit located near the El Tesoro open pit. A 13,900 metre drilling campaign was completed in 2001 and Esperanza is estimated to have mineable reserves of 295 million tonnes of sulphides, with an average copper grade of 0.66% and 0.31g/t of gold, and 73 million tonnes of oxides with an average copper grade of 0.41%. A conceptual study for a 50,000 tpd project has been completed showing good potential for developing an open pit mine. Exploration is continuing in surrounding properties which have potential for identifying further reserves.

In Peru, the 16,000 metre Phase 3 drilling programme at Magistral was completed in the year and the Group now has a 51% interest in this project. The resource estimate has been reduced to 105 million tonnes of sulphides with an average copper grade of 0.74% and a molybdenum grade of 0.052%. 60% of the reserves are now in the demonstrated category.

Railway and other transport services

Rail tonnages were maintained at 3.9 million tons (2000 –3.9 million tons). Marginal increases in rail volumes in Chile, including traffic from El Tesoro, were offset by reductions in Bolivian rail volumes due to adverse weather conditions at the start of the year. Turnover remained substantially unchanged at US$69.1 million (2000 – US$70.0 million). Rail tonnages are expected to increase in 2002 with a full year's contribution from El Tesoro and other expansions in the Antofagasta region.

Investments

The Group holds a 33.6% interest in Quiñenco S.A., a diversified industrial and financial group listed in Santiago and New York with interests in the Southern Cone of Latin America and Brazil. The market value of the Group's investment was US$265.3 million at 31 December 2001 and US$212.3 million at 28 February 2002.

Income from Quiñenco is accounted for on a dividends-received basis. During 2000, Quiñenco's results were affected by a restructuring programme at Madeco, the copper wire and tube manufacturer, and a net loss on the sale of Quiñenco's food operations in Argentina. Quiñenco reported a net loss of US$9.8 million and did not pay a dividend in 2001. In 2000, the Group received a dividend of US$31.3 million due to significant gains realised by Quiñenco through the sale of its banking and cable television interests the previous year.

Quiñenco has not yet announced its results for 2001, but nine-month results to 30 September 2001 reported a profit after tax and minorities of US$55.0 million. During this period, Quiñenco sold an 8% stake in Entel S.A., a Chilean telecommunications company, reducing its holding to 5.7%. Proceeds from the sale amounted to approximately US$125 million and the corresponding gain on sale was over US$71 million. Quiñenco's brewery division also disposed of its 6.7% interest in Backus & Johnson in Peru. In March, Quiñenco acquired a controlling 52.7% interest in Banco de Chile, the second largest banking institution in the country. Since then, Banco de Chile has been merged with Banco Edwards, the fifth-ranked Chilean bank acquired by Quiñenco in 1999. The merger was effective on 1 January, 2002 and the new Banco de Chile, in which Quiñenco has a 52.2% interest, is now the country's leading financial institution with a 20% market share in terms of loans, deposits and investments.

Dividends

The Board is recommending a final dividend of 24.75 cents per ordinary share (2000 – 32.45 cents) payable on 14 June 2002 to shareholders on the Register at the close of business on 10 May 2002. The final dividend comprises an ordinary dividend of 14.75 cents and a special dividend of 10.00 cents. Dividends may be paid in either US dollars or sterling, and shareholders receiving dividends in sterling will be paid a final dividend of 17.3065p, based on an exchange rate of £1=US$1.4301.

Dividends for the year are as follows:

	US Dollars		**Sterling**	
	2001 cents	2000 cents	**2001 pence**	2000 pence
Ordinary				
Interim	**7.25**	4.92	**5.02**	3.25
Final	**14.75**	14.42	**10.31**	10.00
	22.00	19.34	**15.33**	13.25
Special				
Final	**10.00**	18.03	**6.99**	12.50
Total	**32.00**	37.37	**22.32**	25.75

Sterling amounts for 2001 shown above have been rounded for presentation. Further details are given in Note 9 to the Preliminary Announcement.

Current Trading Prospects

Copper prices fell sharply during 2001 from 82.0 cents per pound at the start of the year to a low of 59.8 cents in mid-November, but averaged 71.6 cents for the year. Demand for base metals declined as the United States moved into recession and as markets weakened in Europe and the Far East. LME stocks also increased from 357,000 tonnes at the start of the year to 799,000 tonnes by the end of December. Following announcements of cutbacks by producers during the last quarter, prices recovered to 66.3 cents by the end of the year and have since averaged 69.5 cents in the first two months of 2002. Although most commentators believe the cuts in output announced last year will be sufficient to balance the market in 2002, LME stocks remain at historically high levels and any significant increase in prices is unlikely until demand improves. As a low cost producer, the Group remains well placed in this current period of low prices to benefit from a subsequent upturn.

FINANCIAL COMMENTARY for the year to 31 December 2001

Results

Group turnover increased marginally from US$766.1 million in 2000 to US$769.5 million in 2001. Revenues from the mining division were US$700.4 million (2000 – US$696.1 million). Although copper volumes sold were up 26% to 450,800 tonnes in 2001 (including 39,300 tonnes from El Tesoro in the second half of the year), this was offset by lower copper prices compared with 2000 and their effect on provisionally invoiced shipments of concentrates at Los Pelambres. As explained above, 2001 revenues also included adverse adjustments of US$16.5 million relating to settlement of concentrate sales open at 31 December 2000. Turnover from the transport division was US$69.1 million (2000 – US$70 million), reflecting similar cargo volumes as the previous year.

Operating profits were US$165.2 million (2000 - US$246 million). Profits for the mining division decreased from US$224.9 million in 2000 to US$143.2 million. The decrease in operating profits resulted from a combination of lower copper prices and the effect of adjustments to prior year concentrate sales, partly compensated by increased production volumes. Group weighted average cash costs remained similar to the previous year at 38.8 cents per pound (2000 – 39.2 cents) and did not significantly affect the change in operating profits. The contribution from the transport division was substantially unchanged from the previous year.

Operating profit is stated after depreciation and the loss on disposal of fixed assets, giving EBITDA (earnings before interest, tax, depreciation and amortisation) of US$283.1 million (2000 - US$354.9 million).

Income from fixed asset investments was US$0.1 million, compared with US$31.5 million in 2000 when a dividend of US$31.3 million was received from Quiñenco S.A..

The Group sold a surplus property owned by its Railway in the centre of the city of Antofagasta resulting in a profit of US$3.5 million (US$2.8 million after tax) which is disclosed separately as an exceptional item. In 2000, surplus assets at El Chacay were sold resulting in an exceptional profit of US$4.1 million (US$3.5 million after tax).

Net interest expense was US$55.3 million, compared with US$58.3 million in 2000. Net interest costs at Los Pelambres were US$55.5 million compared with US$72.1 million the previous year, benefiting from lower interest rates and regular principal repayments since December 2000. Net interest costs also included US$9.7 million relating to El Tesoro in the second half of 2001. Prior to 1 July, all interest costs at El Tesoro were capitalised as the project remained under development.

As a result of these factors, profit before tax was US$113.5 million compared with US$223.3 million in 2001.
Tax (including deferred tax) amounted to US$21.1 million (2000 – US$29.0 million). This represents an effective tax rate of 18.6% (2000 – 13%), compared with the Chilean statutory tax rate of 15%. During the second half of 2001, legislation was announced in Chile to increase future statutory tax rates to 16% in 2002, 16.5% in 2003 and 17% from

2004. Since deferred tax balances are measured at the rates expected to apply in the period in which timing differences are expected to reverse, the effect of the tax rate increases has been to increase the deferred tax charge (which relates mainly to Los Pelambres) for this year as cumulative provisions are reassessed.

Earnings per share were 31.4 cents in 2001 compared with 70.0 cents the previous year, reflecting the lower profit net of tax and minority interests.

Cash Flows

Net cash inflow from operating activities was US$265.9 million compared with US$326.6 million in 2000, reflecting the impact of lower copper prices. Net cash inflow in the year was also affected by the build-up of stocks and debtors as part of the El Tesoro start-up, while in 2000 net cash inflow was similarly affected by the start-up of Los Pelambres.

Net capital expenditure in the period was US$113.9 million, including US$58.9 million to complete the El Tesoro development. Net capital expenditure in 2000 was US$314.5 million, which related mainly to El Tesoro and final construction costs at Los Pelambres.

Cash and Debt

At 31 December 2001, the Group held cash and deposits of US$248.7 million (2000 – US$300.1 million). After taking into account the minority share of non-wholly owned operations, the Group's share of the total balance was US$219.5 million (2000 – US$267.4 million).

Total Group debt at 31 December 2001 was US$1,057.4 million (2000 – US$1,095.7 million). US$615.8 million (2000 – US$641.6 million) is proportionately attributable to the Group after taking the minority share of partly-owned operations into account. The total Group borrowings included US$791.3 million under the Los Pelambres non-recourse project financing arrangements of which 40 per cent is attributable to minority shareholders and US$197.0 million under the El Tesoro project financing arrangements of which 39 per cent is attributable to minority shareholders. The El Tesoro borrowings became non-recourse when completion was achieved in December 2001.

Balance Sheet

Shareholders' funds decreased from US$948.5 million at the beginning of the year to US$929.3 million, principally reflecting profit attributable to shareholders less currency translation adjustments and dividends for the year. Further details are given in Note 14 to the Preliminary Announcement.

Minority interests increased from US$292.8 million at the beginning of the year to US$305.3 million, principally reflecting the minority share of profits at the mining operations less the minority share of the dividend paid by Los Pelambres during the year.

Group Profit and Loss Account – US Dollars

	Notes	Unaudited year to 31.12.01			Audited year to 31.12.00		
		Before exceptional items US$'m	Exceptional items Note 5 US$'m	Total US$'m	Before exceptional items US$'m	Exceptional items Note 5 US$'m	Total US$'m
Turnover	3	**769.5**	-	**769.5**	766.1	-	766.1
Operating profit	3,4	**165.2**	-	**165.2**	246.0	-	246.0
Profit on disposal of fixed assets	5	-	**3.5**	**3.5**	-	4.1	4.1
Income from other fixed asset investments		**0.1**	-	**0.1**	31.5	-	31.5
Net interest payable	6	**(55.3)**	-	**(55.3)**	(58.3)	-	(58.3)
Profit on ordinary activities before tax		**110.0**	**3.5**	**113.5**	219.2	4.1	223.3
Tax	5,7	**(20.4)**	**(0.7)**	**(21.1)**	(28.4)	(0.6)	(29.0)
Profit on ordinary activities after tax		**89.6**	**2.8**	**92.4**	190.8	3.5	194.3
Minority interests – equity		**(30.3)**	-	**(30.3)**	(56.1)	-	(56.1)
Profit for the financial year		**59.3**	**2.8**	**62.1**	134.7	3.5	138.2
Dividends							
Preference – non equity		**(0.2)**	-	**(0.2)**	(0.2)	-	(0.2)
Ordinary - equity	9	**(63.1)**	-	**(63.1)**	(73.7)	-	(73.7)
Retained profit		**(4.0)**	**2.8**	**(1.2)**	60.8	3.5	64.3
Earnings per share	8	**30.0c**		**31.4c**	68.2c		70.0c
Dividend per ordinary share	9			**32.0c**			37.37c

Turnover and profit are derived from continuing operations.

The dividend in 2001 includes a special dividend of 10 cents per share (2000 – special dividend of 18.03 cents). Further details are given in Note 9.

Other recognised gains and losses

Other recognised gains and losses in the period (translation differences) amounted to a loss of US$7.6 million (2000 – a gain of US$18.0 million) and are shown in Note 14 together with other movements in shareholders' funds.

Group Profit and Loss Account – Sterling

	Notes	Unaudited year to 31.12.01			Audited year to 31.12.00		
		Before exceptional items £'m	Exceptional items Note 5 £'m	Total £'m	Before exceptional items £'m	Exceptional items Note 5 £'m	Total £'m
Turnover	3	534.3	-	534.3	505.4	-	505.4
Operating profit	3,4	114.6	-	114.6	162.4	-	162.4
Profit on disposal of fixed assets	5	-	2.4	2.4	-	2.7	2.7
Income from other fixed asset investments		0.1	-	0.1	20.1	-	20.1
Net interest payable	6	(38.3)	-	(38.3)	(38.4)	-	(38.4)
Profit on ordinary activities before tax		76.4	2.4	78.8	144.1	2.7	146.8
Tax	5,7	(14.2)	(0.5)	(14.7)	(18.7)	(0.4)	(19.1)
Profit on ordinary activities after tax		62.2	1.9	64.1	125.4	2.3	127.7
Minority interests – equity		(21.1)	-	(21.1)	(37.0)	-	(37.0)
Profit for the financial year		41.1	1.9	43.0	88.4	2.3	90.7
Dividends							
Preference – non equity		(0.1)	-	(0.1)	(0.1)	-	(0.1)
Ordinary - equity	9	(44.0)	-	(44.0)	(50.8)	-	(50.8)
Retained profit		(3.0)	1.9	(1.1)	37.5	2.3	39.8
Earnings per share	8	20.7p		21.8p	44.8p		45.9p
Dividend per ordinary share	9			22.32p			25.75p

Turnover and profit are derived from continuing operations.

The dividend in 2001 includes a special dividend of 6.9925 pence per share (2000 – 12.5 pence). Further details are given in Note 9.

Other recognised gains and losses

Other recognised gains and losses in the period (translation differences) amounted to a gain of £9.1 million (2000 – a gain of £29.6 million), and are shown in Note 14 together with other movements in shareholders' funds.

Group Balance Sheet

	Notes	US Dollars		Sterling	
		Unaudited 31.12.01 US$'m	Audited 31.12.00 US$'m	Unaudited 31.12.01 £'m	Audited 31.12.00 £'m
Fixed assets					
Tangible fixed assets	10	**1,916.8**	1,926.7	**1,323.9**	1,286.8
Other investments	11	**185.5**	185.5	**108.2**	108.2
		2,102.3	2,112.2	**1,432.1**	1,395.0
Current assets					
Stocks		**49.3**	41.6	**34.1**	27.8
Debtors		**113.7**	110.1	**78.5**	73.7
Current asset investments (including time deposits)		**246.5**	297.1	**170.3**	198.9
Cash at bank and in hand		**2.2**	3.0	**1.5**	2.0
		411.7	451.8	**284.4**	302.4
Creditors – amounts falling due within one year					
Trade and other creditors		**(79.0)**	(87.1)	**(54.6)**	(58.3)
Loans	12	**(104.2)**	(92.2)	**(72.0)**	(61.7)
Dividends		**(48.8)**	(64.0)	**(34.1)**	(44.4)
		(232.0)	(243.3)	**(160.7)**	(164.4)
Net current assets		**179.7**	208.5	**123.7**	138.0
Total assets less current liabilities		**2,282.0**	2,320.7	**1,555.8**	1,533.0
Creditors – amounts falling due after more than one year					
Other creditors		**(25.3)**	(28.5)	**(17.5)**	(19.1)
Loans	12	**(953.2)**	(1,003.5)	**(658.4)**	(671.8)
Provisions for liabilities and charges	13	**(68.9)**	(47.4)	**(47.6)**	(31.6)
		1,234.6	1,241.3	**832.3**	810.5
Capital and reserves					
Called up share capital		**17.2**	17.7	**11.9**	11.9
Share premium		**245.3**	253.1	**169.4**	169.4
Reserves		**666.8**	677.7	**440.1**	433.2
Shareholders' funds – including non-equity interests	14	**929.3**	948.5	**621.4**	614.5
Minority interests - equity		**305.3**	292.8	**210.9**	196.0
		1,234.6	1,241.3	**832.3**	810.5

Approved by the Board of Directors on 5 March, 2002.

P J Adeane Director.

Group Cash Flow Statement

	Notes	US Dollars		Sterling	
		Unaudited year to 31.12.01 US$'m	Audited year to 31.12.00 US$'m	**Unaudited year to 31.12.01 £'m**	Audited year to 31.12.00 £'m
Net cash inflow from operating activities	**15**	**265.9**	326.6	**184.6**	215.4
Returns on investment and servicing of finance					
Dividends received from other fixed asset investments		**0.1**	31.5	**0.1**	20.1
Interest received (including capitalised interest)		**13.3**	22.3	**9.2**	14.7
Interest paid (including capitalised interest)		**(74.4)**	(86.0)	**(51.7)**	(56.7)
Dividends paid to minority interests		**(18.5)**	(10.2)	**(12.8)**	(6.7)
Preference dividends paid		**(0.2)**	(0.2)	**(0.1)**	(0.1)
Net cash outflow from returns on investment and servicing of finance		**(79.7)**	(42.6)	**(55.3)**	(28.7)
Tax (paid)/ recovered		**(0.9)**	1.1	**(0.6)**	0.7
Net cash outflow from capital expenditure and financial investment		**(113.9)**	(314.5)	**(79.1)**	(207.5)
Acquisitions and disposals					
Net cash balances acquired with subsidiary		**-**	0.9	**-**	0.5
Equity dividends paid		**(77.5)**	(26.6)	**(54.3)**	(17.7)
Cash outflow before management of liquid resources		**(6.1)**	(55.1)	**(4.7)**	(37.3)
Management of liquid resources					
Net decrease in time deposits		**49.1**	40.2	**34.6**	26.5
Financing					
Contribution from minority interests		**-**	8.0	**-**	5.3
Net (repayments)/borrowings in the year		**(44.0)**	9.8	**(30.6)**	6.4
Net cash (outflow)/inflow from financing		**(44.0)**	17.8	**(30.6)**	11.7
Net cash (outflow)/inflow in the year	**16**	**(1.0)**	2.9	**(0.7)**	0.9

Notes

1 Reporting currency and accounting policies

a) Reporting currency

The functional reporting currency of the Group is US dollars, the principal currency in which the Group operates and in which assets and liabilities are held. These preliminary results have also been presented in sterling on a supplementary basis. Share capital remains denominated in sterling and, for the purposes of reporting in US dollars, share capital and share premium are translated at the period end rate of exchange. As explained in Note 9, dividends are paid in both US dollars and sterling.

b) Accounting policies

The profit and loss account, balance sheet and cash flow statement for the year to 31 December 2001 have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year to 31 December 2000.

2 Production (unaudited)

The Group announced production volumes and cash costs for 2001 on 30 January 2002. Production information on mining operations for the year may be summarised as follows:

a) Tonnes of payable copper produced

	Year to 31.12.01 '000 tonnes	Year to 31.12.00 '000 tonnes
Los Pelambres		
Payable copper in concentrates	**361.5**	298.9
Michilla		
Copper cathodes	**49.6**	51.1
Payable copper in concentrates	**-**	1.1
El Tesoro		
Copper cathodes	**34.0**	-
Group total	**445.0**	351.1

El Tesoro remained under development for the first six months of the year, producing 9,000 tonnes of cathodes during the commissioning period in the second quarter. This production has not been included in the Group figures above.

The individual production figures are sometimes more specific than the rounded numbers shown; hence small differences may appear in totals.

b) Cash costs per pound

	Year to 31.12.01 cents	Year to 31.12.00 cents
Los Pelambres	**35.3**	35.6
Michilla	**64.5**	59.8
El Tesoro	**39.6**	-
Group weighted average	**38.8**	39.2

Cash costs are a measure of cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs exclude depreciation, financial income and expenses, exchange gains and losses, and corporation tax. El Tesoro costs have been adjusted from the Q4 release of 30 January to include offsite costs consistently with the other operations. The change has a marginal impact on group weighted average cash costs (previously 38.6 cents per pound).

3 Segmental analysis

a) Turnover by geographical destination

	US Dollars		Sterling	
	Unaudited year to 31.12.01 US$'m	Audited year to 31.12.00 US$'m	**Unaudited year to 31.12.01 £'m**	Audited year to 31.12.00 £'m
UK	**12.4**	5.7	**8.6**	3.7
Rest of Europe	**205.2**	169.1	**142.5**	111.6
Chile	**103.4**	78.2	**71.8**	51.6
Rest of Latin America	**48.8**	54.9	**33.9**	36.2
North America	**50.2**	38.4	**34.9**	25.4
Asia Pacific / other	**349.5**	419.8	**242.6**	276.9
	769.5	766.1	**534.3**	505.4

b) Turnover and operating profit by class of business and geographical location

Operations are based in Latin America. Turnover and operating profit can be analysed as follows:

	US Dollars		Sterling	
	Unaudited year to 31.12.01 US$'m	Audited year to 31.12.00 US$'m	**Unaudited Year to 31.12.01 £'m**	Audited year to 31.12.00 £'m
Turnover				
Mining	**700.4**	696.1	**486.3**	459.2
Railway and other transport services	**69.1**	70.0	**48.0**	46.2
	769.5	766.1	**534.3**	505.4
Operating profit				
Mining	**143.2**	224.9	**99.3**	148.4
Railway and other transport services	**22.0**	21.1	**15.3**	14.0
	165.2	246.0	**114.6**	162.4

4 Operating profit

	US Dollars		Sterling	
	Unaudited year to 31.12.01 US$'m	Audited year to 31.12.00 US$'m	**Unaudited year to 31.12.01 £'m**	Audited year to 31.12.00 £'m
Turnover	**769.5**	766.1	**534.3**	505.4
Cost of sales	**(506.5)**	(418.9)	**(351.7)**	(276.2)
Gross profit	**263.0**	347.2	**182.6**	229.2
Administrative expenses	**(83.8)**	(88.7)	**(58.2)**	(58.5)
Closure provision (Note 13)	**(1.1)**	(1.0)	**(0.8)**	(0.7)
Severance charges (Note 13)	**(1.7)**	(2.7)	**(1.2)**	(1.8)
Exploration costs	**(9.7)**	(8.3)	**(6.7)**	(5.5)
Other net operating expenses	**(1.5)**	(0.5)	**(1.1)**	(0.3)
Operating profit	**165.2**	246.0	**114.6**	162.4

Depreciation charges in 2001 amounted to US$116.8 million (£81.1 million). Of this amount, US$106.1 million (£73.6 million) is included in cost of sales and US$10.7 million (£7.5 million) is included in administrative expenses. Depreciation charges in 2000 amounted to US$105.9 million (£69.7 million). Of this amount, US$95.4 million (£62.9 million) is included in cost of sales and US$10.5 million (£6.9 million) is included in administrative expenses.

In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Copper revenues on provisionally priced tonnages are adjusted monthly until final settlement. Sales volumes are also adjusted on the final metallurgical content of the concentrates. Revenues in the year to 31 December 2001 included adjustments to sales of concentrates open at 31 December 2000 totalling US$16.5 million (£11.5 million).

5 Non-operating exceptional items

	US Dollars		Sterling	
	Unaudited year to 31.12.01 US$'m	Audited year to 31.12.00 US$'m	**Unaudited year to 31.12.01 £'m**	Audited year to 31.12.00 £'m
Profit on disposal of fixed assets at El Chacay	-	4.1	-	2.7
Profit on sale of land by Railway	**3.5**	-	**2.4**	-
Tax effect	**(0.7)**	(0.6)	**(0.5)**	(0.4)
	2.8	3.5	**1.9**	2.3

6 Net interest payable

	US Dollars		Sterling	
	Unaudited year to 31.12.01 US$'m	Audited year to 31.12.00 US$'m	**Unaudited year to 31.12.01 £'m**	Audited year to 31.12.00 £'m
Interest receivable	**13.2**	21.0	**9.2**	13.9
Interest payable	**(67.4)**	(80.5)	**(46.8)**	(53.1)
Foreign exchange	**(0.2)**	-	**(0.1)**	-
Discount charge relating to provisions (Note 13)	**(0.9)**	1.2	**(0.6)**	0.8
	(55.3)	(58.3)	**(38.3)**	(38.4)

In addition to the above, interest payable capitalised in the period amounted to US$6.8 million (£4.7 million; 2000 – US$15.3million; £10.1 million) and interest receivable credited against fixed assets amounted to US$0.3 million (£0.2 million; 2000 – US$4.6 million; £3.0 million). These amounts related to the El Tesoro development.

7 Tax

The tax charge of US$21.1 million (£14.7 million; 2000 – US$ 29.0 million; £19.1 million) represents an effective rate (including deferred tax) of 18.6% (2000 – 13.0%) on profit before tax, as compared with the current Chilean statutory tax rate of 15%. Legislative changes during 2001 will result in the statutory rate increasing to 16% in 2002, 16.5% in 2003 and 17% in 2004. Deferred tax is measured at the rates expected to apply in the period in which timing differences are expected to reverse, and the application of these higher rates in the 2001 results has increased the effective tax rate for this year. The effective tax rate in 2000 was below the Chilean statutory rate of 15% principally because the dividend of US$31.3 million (£19.9 million) received from Quiñenco was paid out of that company's post-tax profits and was not subject to further tax on receipt.

8 Earnings per share

Earnings per share is calculated on profit after tax, minority interest and preference dividends giving earnings of US$61.9 million (£43.0 million; 2000 – US$138.0 million ; £90.6 million) and is based on 197,171,339 ordinary shares (2000 – 197,171,339) in issue throughout the period. Earnings per share excluding exceptional items is calculated on the same basis but excluding an exceptional gain after tax and minority interests of US$2.8 million (£1.9 million; 2000 – US$3.5 million; £2.3 million).

9 Dividends

Dividends are declared in US dollars but may be paid in either dollars or sterling. Shareholders on the register of members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in dollars. All other shareholders are paid by cheque in dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. The Company's registrar must receive any such intsruction before the record date of 10 May 2002.

The Board will recommend a final dividend of 24.75 cents per ordinary share, comprising an ordinary dividend of 14.75 cents and a special dividend of 10 cents (2000 – 32.45 cents, comprising an ordinary dividend of 14.42 cents and a special dividend of 18.03 cents) for payment on 14 June 2002 to shareholders on the Register at the close of business on 10 May 2002. Dividends are declared and paid gross. The exchange rate to be applied for the conversion of dividends will be £1 = US$1.4301, giving a final dividend to those shareholders paid in sterling of 17.3065 pence per ordinary share (2000 – 22.5 pence).

10 Tangible fixed assets

	US dollars		
Net book value	Mining US$'m	Railway and other transport US$'m	Total US$'m
1 January 2001 (audited)	1,810.8	115.9	1,926.7
Additions	114.6	13.3	127.9
Closure and severance provisions capitalised (Note 13)	1.6	-	1.6
Transfer from stocks	-	2.1	2.1
Disposals	(3.2)	(3.6)	(6.8)
Depreciation	(110.0)	(6.8)	(116.8)
Exchange	-	(17.9)	(17.9)
31 December 2001 (unaudited)	**1,813.8**	**103.0**	**1,916.8**

	Sterling		
Net book value	Mining £'m	Railway and other transport £'m	Total £'m
1 January 2001(audited)	1,212.2	74.6	1,286.8
Additions	79.6	9.2	88.8
Closure and severance provisions capitalised (Note 13)	1.1	-	1.1
Transfer from stocks	-	1.5	1.5
Disposals	(2.2)	(2.5)	(4.7)
Depreciation	(76.4)	(4.7)	(81.1)
Exchange	38.5	(7.0)	31.5
31 December 2001 (unaudited)	**1,252.8**	**71.1**	**1,323.9**

11 Other investments

	US$'m	£'m
1 January 2001 (audited) and 31 December 2001 (unaudited)	**185.5**	**108.2**

The above investments are quoted. The market value of these investments at 31 December 2001 was US$268.5 million (£152.2 million; 2000 – US$256.9 million; £172.4 million). These investments include a 33.61 per cent interest in Quinenco S.A.

12 Loans

	US Dollars		Sterling	
	Unaudited 31.12.01 US$'m	Audited 31.12.00 US$'m	**Unaudited 31.12.01 £'m**	Audited 31.12.00 £'m
Los Pelambres				
- Loans	**(791.3)**	(878.7)	**(546.5)**	(588.2)
El Tesoro				
- Loans	**(197.0)**	(149.5)	**(136.1)**	(100.1)
- Subordinated debt	**(39.7)**	(36.2)	**(27.4)**	(24.3)
- Finance leases	**(17.0)**	(15.0)	**(11.8)**	(10.0)
Michilla				
- Finance leases	**(1.6)**	(2.1)	**(1.1)**	(1.4)
- Loans	**-**	(0.1)	**-**	(0.1)
Railway and other transport services				
- Loans	**(10.8)**	(14.1)	**(7.5)**	(9.4)
	(1,057.4)	(1,095.7)	**(730.4)**	(733.5)

Maturity of loans:

	US Dollars		Sterling	
	Unaudited 31.12.01 US$'m	Audited 31.12.00 US$'m	**Unaudited 31.12.01 £'m**	Audited 31.12.00 £'m
Due within one year	**(104.2)**	(92.2)	**(72.0)**	(61.7)
Due after more than one year	**(953.2)**	(1,003.5)	**(658.4)**	(671.8)
	(1,057.4)	(1,095.7)	**(730.4)**	(733.5)

13 Provisions for liabilities and charges

	US Dollars			
	Decommi-ssioning and site rehabilitation US$'m	Severance indemnities US$'m	Deferred tax US$'m	Total US$'m
1 January 2001 (audited)	(5.3)	(8.9)	(33.2)	(47.4)
Charge to operating profit in year (Note 4)	(1.1)	(1.7)	-	(2.8)
Release of discount to net interest in year (Note 6)	(0.3)	(0.6)	-	(0.9)
Charge to tax on profit in year	-	-	(18.0)	(18.0)
Utilised in year	-	0.6	-	0.6
Capitalised in year (Note 10)	(1.4)	(0.2)	-	(1.6)
Exchange	-	0.5	0.7	1.2
31 December 2001 (unaudited)	**(8.1)**	**(10.3)**	**(50.5)**	**(68.9)**

13 Provisions for liabilities and charges (continued):

	Sterling			
	Decommissioning and site rehabilitation £'m	Severance indemnities £'m	Deferred tax £'m	Total £'m
1 January 2001 (audited)	(3.5)	(5.9)	(22.2)	(31.6)
Charge to operating profit in year (Note 4)	(0.8)	(1.2)	-	(2.0)
Release of discount to net interest in year (Note 6)	(0.2)	(0.4)	-	(0.6)
Charge to tax on profit in year	-	-	(12.5)	(12.5)
Utilised in year	-	0.4	-	0.4
Capitalised in year (Note 10)	(1.0)	(0.1)	-	(1.1)
Exchange	(0.1)	0.1	(0.2)	(0.2)
31 December 2001 (unaudited)	**(5.6)**	**(7.1)**	**(34.9)**	**(47.6)**

14 Reconciliation of movements in shareholders' funds

	US Dollars		Sterling	
	Unaudited year to 31.12.01 US$'m	Audited year to 31.12.00 US$'m	**Unaudited year to 31.12.01 £'m**	Audited year to 31.12.00 £'m
Profit for the financial period	**62.1**	138.2	**43.0**	90.7
Other recognised gains relating to the period				
- Currency translation adjustment	**(7.6)**	18.0	**9.1**	29.6
Total recognised gains and losses	**54.5**	156.2	**52.1**	120.3
Dividends	**(63.3)**	(73.9)	**(44.1)**	(50.9)
	(8.8)	82.3	**8.0**	69.4
Exchange movement on sterling-denominated share capital and share premium	**(8.3)**	(21.1)	**-**	-
Exchange movement on revaluation reserve	**(2.1)**	-	**(1.1)**	-
Opening shareholders' funds	**948.5**	887.3	**614.5**	545.1
Closing shareholders' funds	**929.3**	948.5	**621.4**	614.5

15 Reconciliation of operating profit to net cash inflow from operating activities

	US Dollars		Sterling	
	Unaudited year to 31.12.01 US$'m	Audited year to 31.12.00 US$'m	**Unaudited year to 31.12.01 £'m**	Audited year to 31.12.00 £'m
Operating profit	**165.2**	246.0	**114.6**	162.4
Depreciation	**116.8**	105.9	**81.1**	69.7
Loss on disposal of tangible fixed assets	**1.1**	3.0	**0.8**	2.0
Increase in stocks	**(9.9)**	(6.0)	**(6.8)**	(4.0)
Increase in debtors	**(20.0)**	(70.5)	**(13.9)**	(46.5)
Increase in creditors and provisions	**12.7**	48.2	**8.8**	31.8
Net cash inflow from operating activities	**265.9**	326.6	**184.6**	215.4

16 Reconciliation of net cash flow to movement in net debt

	US Dollars		Sterling	
	Unaudited year to 31.12.01 US$'m	Audited year to 31.12.00 US$'m	**Unaudited year to 31.12.01 £'m**	Audited year to 31.12.00 £'m
Net cash (outflow)/inflow in the year	**(1.0)**	2.9	**(0.7)**	0.9
Cash outflow/(inflow) from decrease/(increase) in debt	**44.0**	(9.8)	**30.6**	(6.4)
Cash inflow from decrease in liquid resources	**(49.1)**	(40.2)	**(34.1)**	(26.5)
Change in net debt resulting from cash flows	**(6.1)**	(47.1)	**(4.2)**	(32.0)
Capitalisation of subordinated debt	**-**	10.3	**-**	6.8
Acquisition	**-**	5.1	**-**	3.2
Reclassification	**0.6**	3.5	**0.4**	2.2
Interest accrued on long-term loan balances	**(3.4)**	(8.1)	**(2.4)**	(5.3)
New leases	**(3.4)**	(16.3)	**(2.4)**	(10.8)
Exchange	**(0.8)**	(3.5)	**(17.4)**	(37.6)
Movement in net debt in the year	**(13.1)**	(56.1)	**(26.0)**	(73.5)
Net debt at the beginning of the year	**(795.6)**	(739.5)	**(532.6)**	(459.1)
Net debt at the end of the year	**(808.7)**	(795.6)	**(558.6)**	(532.6)

17 Financial information

The financial information set out in this announcement does not constitute the Group's statutory accounts for the years ended 31 December 2001 or 2000. The financial information for the year ended 31 December 2000 is derived from the statutory accounts for that year which have been delivered to the Registrar of Companies. The auditors reported on those accounts; their report was unqualified and did not contain a statement under s237(2) or (3) Companies Act 1985. The statutory accounts for the year ended 31 December 2001 will be finalised on the basis of the financial information presented by the Directors in this preliminary announcement and will be delivered to the Registrar of Companies following the Company's Annual General Meeting.

18 Currency translation

Assets and liabilities denominated in foreign currencies are translated into dollars and sterling at the period end rates of exchange. Results denominated in foreign currencies have been translated into dollars and sterling at the average rate for each period.

	Period end rates	Average rates
31.12.01	**US$1.45 = £1; US$1 = Ch$655**	**US$1.44 = £1; US$1 = Ch$635**
31.12.00	US$1.49 = £1; US$1 = Ch$574	US$1.52 = £1; US$1 = Ch$540

19 Distribution

The Annual Report and Financial Statements, including the Notice of the Annual General Meeting and Chairman's Statement for the year ended 31 December 2001, will be posted to all shareholders in May 2002. The Annual General Meeting will be held in the Armourers Hall, 81 Coleman Street, London EC2 at 10.30 a.m. on 13 June 2002.



Park House, 16 Finsbury Circus, London EC2M 7AH

Antofagasta takes steps to value its 51% stake in Magistral

LONDON: 12 April 2002: Antofagasta plc announces that Anaconda Perú, its wholly owned subsidiary, has elected not to exercise its right to increase its interest in the Magistral Project from 51% to 65% by completing a bankable feasibility study.

Antofagasta made its decision after considering its other mining opportunities in Chile and elsewhere, which it decided had higher priority for exploration and development. As a consequence Inca Pacific Resources Inc will remain as a 49% investor in Magistral.

Anaconda Perú intends to obtain an independent valuation for its 51% interest in Magistral, which is considered an excellent project suitable for development as a medium size open pit copper molybdenum mine.

Ends

For further enquiries:

Philip Adeane, Antofagasta plc (44) 20 7382 7862
nwakefield@antofagasta.co.uk

Ricardo Muhr, Antofagasta Minerals S.A., Chile (56-2) 377 5070
rmuhr@aminerals.cl

Keith Irons, Bankside Consultants (44) 20 7444 4155
keith@bankside.com

Quarterly Production Report Q1 2002



30 April 2002

ANTOFAGASTA PLC FILE 82-4987

Highlights

- **Group copper production of 108,900 tonnes in Q1 compared with 121,600 tonnes in Q4 2001 due to lower ore grades at Los Pelambres as expected**
- **Group cash costs of 39.2 cents per pound in Q1 compared with 37.9 cents in Q4 2001**
- **Ore processing level at Los Pelambres up 8% to 113,600 tonnes per day**
- **Michilla's cash costs below 60 cents per pound in Q1**

Group Total	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Acc. 2002	Acc. 2001	Full Year 2001
Total copper production ('000 tonnes)	108.9				108.9	92.0	445.0
Weighted average Cash costs (cents per pound)	39.2				39.2	43.2	38.8

Los Pelambres

The ore processing level at Los Pelambres increased 8% from 105,200 tonnes per day (tpd) in Q4 2001 to 113,600 tpd in Q1 this year. This higher processing level is expected to be maintained this year. Although throughput increased, copper production in Q1 fell 13.6% to 77,154 tonnes compared to 89,422 in Q4 mainly due to lower ore grades as expected under the mine plan for 2002. Cash costs at 35.9 cents per pound were marginally higher compared to Q4 and as previously stated are expected to increase in the following months due to the lower ore grades.

Molybdenum concentrates are an important by-product for Los Pelambres and will be included in future Quarterly Production Reports. Molybdenum produced in Q1 was 2,400 tonnes compared to 2,100 tonnes in Q4. Total production in 2002 will be comparable to 2001.

El Tesoro

El Tesoro produced 19,340 tonnes in Q1 compared to 19,257 tonnes in Q4 2001. Cash costs were 39.6 cents per pound, within the expected costs levels for 2002.

Michilla

Q1 production was 12,456 tonnes compared to 12,895 tonnes in Q4 2001. Production of cathodes was affected while the enlarged crushing line was installed, and the additional crusher will boost annual production to 52,000 tonnes in 2002. Recoveries have risen consistently during the last four years due to optimisation of the processes and reached 77.4% during Q1. During the first months of 2002, the Cuprochlor process, which has been developed and patented by Michilla, has resulted in higher recoveries of sulphide ores. Approximately 12% of Michilla's ore is now being treated using this process with recoveries obtained of over 80%.

Cash costs in Q1 were 59.0 cents per pound as a result of the cost reduction programme implemented in Q4 last year.

Rail and Road Transport

Rail tonnages were slightly lower at 1.04 million tons compared to 1.05 million tons in Q4 2001 caused by lower movements on the Andino Railway compensated by higher tonnages on the FCAB's operations within Chile.

For further information:

Alejandro Rivera
arivera@aminerals.cl
Santiago: (56-2) 3775145

Philip Adeane
nwakefield@antofagasta.co.uk
London: (44-20) 7382 7862

Hussein Barma
hbarma@antofagasta.co.uk
London: (44-20) 7382 7862

Keith Irons
Bankside Consultants Ltd
keith@bankside.com
London: (44-20) 7444 4155



Quarterly Production Report Q1 2002

Los Pelambres	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Acc. 2002	Acc. 2001	Full Year 2001
Daily average ore treated ('000 tonnes)	113.6				113.6	98.5	104.7
Average ore grade (%)	0.89				0.89	1.04	1.05
Average recovery (%)	91.2				91.2	91.6	92.4
Concentrate produced ('000 tonnes)	189.7				189.7	194.6	856.9
Average concentrate grade (%)	42.1				42.1	42.8	43.6
Fine copper in concentrate ('000 tonnes)	79.8				79.8	83.2	373.8
Payable copper in concentrate ('000 tonnes)	77.2				77.2	80.5	361.5
Payable molybdenum in concentrate ('000 tonnes)	2.4				2.4	1.2	6.9
Cash costs (cents per pound)	35.9				35.9	39.2	35.3

El Tesoro	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Acc. 2002	Acc. 2001	Full Year 2001
Daily average ore treated ('000 tonnes)	20.6				20.6	-	17.7
Average ore grade (%)	1.34				1.34	-	1.44
Average recovery (%)	76.5				76.5	-	76.1
Copper cathodes ('000 tonnes)	19.3				19.3	-	34.0
Cash costs (cents per pound)	39.6				39.6	-	39.6

Quarterly Production Report Q1 2002


ANTOFAGASTA PLC

Michilla	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Acc. 2002	Acc. 2001	Full Year 2001
Daily average ore treated ('000 tonnes)	11.8				11.8	11.6	12.2
Average ore grade (%)	1.48				1.48	1.53	1.49
Average recovery (%)	77.4				77.4	72.4	74.8
Copper cathodes ('000 tonnes)	12.5				12.5	11.5	49.6
Cash costs (cents per pound)	59.0				59.0	71.6	64.5

Transport	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Acc. 2002	Acc. 2001	Full Year 2001
Rail tonnage transported ('000 tons)	1,037				1,037	905	3,899



Park House, 16 Finsbury Circus, London EC2M 7AH

ANTOFAGASTA PLC - FILE 82-4987

Comments made by Mr Jean-Paul Luksic, Deputy Chairman at the Annual General Meeting – 13 June 2002

I would like to give an update on the Group's activities since the beginning of the year and in particular since the Annual Report was issued last month. I am pleased to report that the Group is on track to achieve the production forecasts we made in the Preliminary Results Announcement in March this year.

As you may have read in the papers recently, on June 4 the central region of Chile, including Santiago, experienced the heaviest rains, storms, and flooding for over 100 years. The meteorologists say that El Niño was the culprit but regardless of the causes, the operations at Los Pelambres were seriously affected for three days. The main damage was caused by mudslides which ruptured a 30 metre section of the concentrates pipeline, which runs 120 kilometres from the concentrator at the mine down to the coast. At the same time high winds and torrential rain brought down power lines and supply to the mine site was interrupted for three days and approximately 2500 tonnes of copper production was lost during this period. However, normal operations were resumed on June 8.

It might be relevant to mention that we had always anticipated that Los Pelambres could be affected, from time to time, by extreme weather conditions due to its high altitude location. However, we are pleased that the construction layout and overall planning of the mine complex has proved itself to be robust under extreme weather conditions.

Los Pelambres is still on course to produce about 330,000 tonnes of payable copper in concentrates in 2002 and although cash costs will increase in the following months due to lower ore grades, these are still expected to be under 40.0 cents per pound for the year. During the past year, Los Pelambres has continued to optimise its operations and ore throughput in 2002 is expected to increase to an average of 112,000 tonnes per day, rising to 120,000 in 2003. The mining division is developing the basic engineering studies to evaluate a future large scale expansion to 175,000 tonnes per day and an environmental impact study will be submitted to the relevant authorities in the second half of this year.

A recent positive development for Los Pelambres has been the sharp increase, since the beginning of the month, in the price of molybdenum which is an important by-product for the mine. The price of molybdenum oxide has increased by over 300% since the beginning of the year and if the 'spike' continues the additional revenues will have a favourable impact on cash costs at Los Pelambres. The latest weekly price at which Los Pelambres has sold its production of molybdenum has been at the level of US$8.00 per pound compared with average prices of around US$2.30 last year. With luck, the present price levels could hold for two or three months, which has happened in the past, before reverting to previous much lower levels.

Production at El Tesoro has increased steadly to the rate of 85,000 tonnes of copper cathodes per year which will be maintained until at least 2005. Cash costs remain under 40.0 cents per pound and are within the expected costs levels for 2002 and confirm its position as one of the lowest cost producers in the industry. El Tesoro is currently involved in a re-financing of its Senior Debt, which will have cost savings and less restrictive covenants.

Michilla's cost reduction programme which started in October last year has been successful and is continuing. Cash costs have been contained at under 60.0 cents per pound. Increased crushing capacity and improved recoveries should enable Michilla to reach its target of 52,000 tonnes of copper cathodes during the year.

Turning to exploration which remains an important element of our mining strategy, we announced last week that Antofagasta and CVRD had agreed an exploration joint-venture in Peru. To give a little background, CVRD which is based in Rio de Janeiro, is the world's largest producer and exporter of iron ore. The agreement with them covers mining exploration in an extended area of 60,000 square kilometres near Cusco and will enable CVRD to acquire 50% of the joint venture company after spending US$6.7 million over the next three years. The effect will be to boost Antofagasta's exploration efforts in Peru at no cost and will give CVRD greater exposure to copper mining in Latin America and we are pleased to have them as partners in this venture. In the meantime our exploration programmes have continued both in Chile – in particular the area surrounding El Tesoro mine concentrating on the Esperanza project – and also in Peru where an independent valuation is being obtained for our 51% interest in the Magistral copper project, which although an excellent project suitable for development as a medium size copper-molybdenum mine, did not meet Antofagasta's minimum size criteria.

Finally, I would like to mention the Railway, which was the origin of the Group and which continues to provide efficient and reliable transportation services to the mining sector in the Antofagasta region. Over the years, the Railway has expanded its operations and now provides integrated rail and road transportation services as well as warehousing, stevedoring and distribution of diverse products ranging from cement to beer to sulphuric acid to our mining and industrial customers. Once again, The FCAB and its road transport subsidiary TRAIN set new tonnage records for the eighth consecutive year in 2001. Rail shipments are presently about 10% up and road shipments up 20% so far this year. We anticipate 2002 will be another record year.

Looking to the future the Railway is cautiously optimistic about several new mining projects and expansions which are moving forward in Chile and Bolivia and may come on stream in the next 2 or 3 years. Due to its excellent service record and extensive rail network the FCAB can hold its position as the service provider of choice in the region. The new port at Mejillones, which is expected to be in operation in October or November next year will present new challenges for the FCAB as some of its customers will probably opt to use the new facilities at Mejillones in preference to Antofagasta. However, there will be new business opportunities such as CODELCO's 800,000 tonnes capacity smelter and copper refinery facility at Mejillones as it begins to take shape over the next three years. The possibility of exporting Bolivian gas to the Pacific Coast of the United States through a Chilean

port, probably Mejillones, will be another important business opportunity in the near future as more than 700 kilometres of pipe will have to be transported from the ports of Antofagasta and Mejillones, to connect with Tarija in Bolivia which is located southeast of Potosi near the border with Argentina.

Copper prices have improved from 70 cents per pound at the beginning of May to almost 76 cents to-date in June. As we stated in the Annual Report we expect copper prices to fluctuate in the range of 70 to 80 cents this year. However, the recent strength supports a slightly more optimistic outlook for the second half which is in line with some industry analysts. Overall, the Group's prospects for 2002 are very sound.

- Ends -

For further enquiries:

Philip Adeane, Antofagasta plc +44 20 7382 7862
nwakefield@antofagasta.co.uk

Keith Irons, Bankside Consultants +44 20 7444 4155
keith@bankside.com



Park House, 16 Finsbury Circus, London EC2M 7AH

ANTOFAGASTA PLC FILE 82-4987

Antofagasta and CVRD agree Exploration Joint Venture in Peru

LONDON 7 June 2002 – Antofagasta announces a joint venture with Companhia Vale Do Rio Doce ("CVRD"), the world's largest producer and exporter of iron ore and pellets based in Rio de Janeiro, Brazil. The agreement covers mining exploration activities within an extended area located near Cuzco in the southwest Cordillera, one of the main metallogenic copper belts in Peru.

Under the agreement, Anaconda Perú S.A., a wholly-owned subsidiary of Antofagasta plc, will transfer its exploration properties and rights in the area into a newly formed Peruvian company. The agreement also provides for CVRD to acquire a 50% interest in the joint venture company after spending US$6.7 million over a three-year period on an exploration and evaluation programme of the mining properties.

The joint venture will boost Antofagasta's exploration programme in Peru and complement its existing exploration activities in Chile. Antofagasta's copper production for 2002 is expected to exceed 460,000 tonnes at an average cash cost of 41 cents per pound.

Ends

For further enquiries:

Ricardo Muhr, Antofagasta Minerals S.A., Chile +56 2 377 5070
rmuhr@aminerals.cl

Philip Adeane, Antofagasta plc +44 20 7382 7862
nwakefield@antofagasta.co.uk

Keith Irons, Bankside Consultants +44 20 7444 4155
keith@bankside.com

ANTOFAGASTA PLC

ANTOFAGASTA PLC FILE 82-4987

Park House
16 Finsbury Circus
London
EC2M 7AH

Telephone: + 44 20 7382 7862
Fax: + 44 20 7628 3773
info@antofagasta.co.uk

Antofagasta forms new joint venture with CVRD

LONDON: 25 JULY 2002 – Antofagasta plc announces the formation of a joint venture in Peru with Companhia Vale do Rio Doce ("CVRD"), the world's largest producer and exporter of iron ore and pellets, based in Rio de Janeiro, Brazil. The joint venture called Cordillera de las Minas S.A. ("Cordillera") has as its objective the development of mineral exploration activities near Cuzco in southern Peru, in an area of approximately 60,000 square kilometres ("Area of Interest"). The formation of Cordillera consolidates the agreement announced on June 7, 2002 which envisaged a 50/50 joint venture.

Under the definitive joint venture agreement dated July 18, 2002, (i) Anaconda Peru S.A., Antofagasta's subsidiary, transferred its mining rights in the Area of Interest to Cordillera; (ii) CVRD established a company, called Compañía Minera Andino-Brasilera (CMAB), which became a shareholder of Cordillera with a nominal interest until the exercise of the option referred to below; and (iii) CVRD/CMAB has committed to invest US$6.7 million over a period of three years in mineral exploration in the Area of Interest, and in exchange was granted an option to acquire a 50% stake in Cordillera.

The agreement significantly complements Antofagasta's existing exploration activities in Peru, and is another step forward in its strategy of participating in the development of the mining industry in Latin America.

Enquiries – London

Antofagasta plc
Tel: +44 20 7382 7862
Philip Adeane
Email: nwakefield@antofagasta.co.uk

Enquiries – Santiago

Antofagasta Minerals S.A.
Tel +562 377 5070
Ricardo Muhr
Email: rmuhr@aminerals.cl

Issued by Keith Irons
Email: keith@bankside.com
Tel: +44 20 7444 4155

Quarterly Production Report Q2 2002



31 July 2002

ANTOFAGASTA PLC FILE 82 4987

Highlights

- **Group copper production was 101,960 tonnes in Q2 compared with 108,950 tonnes in Q1 mainly due to lower ore grades and processing levels at Los Pelambres.**
- **El Tesoro's production up 9.8% from 19,340 tonnes in Q1 to 21,244 in Q2.**
- **Michilla's production up 5.1% from 12,456 tonnes in Q1 to 13,090 in Q2.**
- **Group cash costs maintained at under 40 cents per pound.**

Group Total	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Acc. 2002	Acc. 2001	Full Year 2001
Total copper production ('000 tonnes)	**108.9**	**102.0**			**210.9**	**193.9**	**445.0**
Weighted average Cash costs (cents per pound)	**39.2**	**39.3**			**39.2**	**41.0**	**38.8**

Los Pelambres

Ore processing levels at Los Pelambres decreased 11.4% from 113,600 tonnes per day (tpd) in Q1 to 100,600 tpd in Q2. This was mainly due to harder ore feed which reduced throughput at the grinding lines, and also because of bad weather conditions causing stoppages at the beginning of June. Production of payable copper in concentrates decreased 12.4% from 77,154 tonnes in Q1 to 67,625 tonnes in Q2, due to lower processing levels as well as lower ore grades as expected during Phase 3 of the mine plan.

Despite the decrease in production, cash costs this quarter were marginally below Q1 at 34.8 cents per pound with improved by-product credits from higher molybdenum prices. Molybdenum prices spiked in early May from the previous US$2.60 per pound levels to around the US$5.00 levels currently being obtained.

El Tesoro

Cathode production increased by 9.8% from 19,340 tonnes in Q1 to 21,244 tonnes in Q2, resulting from better ore grades under El Tesoro's mine plan partly offset by lower processing levels and recoveries. Cash costs of 39.7 cents per pound in Q2 were virtually unchanged from the previous quarter.

Michilla

Cathode production of 13,090 tonnes was 5.1% above Q1 production of 12,456 tonnes due to higher processing levels following the installation of additional crushing capacity, which will enable production to be maintained at current levels despite a higher waste to ore ratio expected under Michilla's mine plan.

Cash costs in Q2 increased by 4.3% to 61.5 cents per pound compared with 59.0 cents per pound in Q1, mainly due to the higher waste to ore ratio.

Rail and Road Transport

Rail tonnages for Q2 increased by 2.6% compared to the previous quarter and higher transport volumes were achieved in both Chile and Bolivia. Tonnages for the first six months of the year totalled 2,101,000 tons compared with 1,854,000 tons in the first six months of 2001.

Enquiries:

Alejandro Rivera
arivera@aminerals.cl
Santiago: (56-2) 3775145

Philip Adeane
nwakefield@antofagasta.co.uk
London: (44-20) 7382 7862

Hussein Barma
hbarma@antofagasta.co.uk
London: (44-20) 7382 7862

Issued by:

Keith Irons
Bankside Consultants Ltd
keith@bankside.com
London: (44-20) 7444 4155

Quarterly Production Report Q2 2002

ANTOFAGASTA PLC

Los Pelambres	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Acc. 2002	Acc. 2001	Full Year 2001
Daily average ore treated ('000 tonnes)	113.6	100.6			107.1	100.5	104.7
Average ore grade (%)	0.89	0.83			0.86	1.07	1.05
Average recovery (%)	91.2	90.8			91.0	91.5	92.4
Concentrate produced ('000 tonnes)	189.7	168.1			357.7	403.8	856.9
Average concentrate grade (%)	42.1	41.6			41.8	43.6	43.6
Fine copper in concentrate ('000 tonnes)	79.8	69.9			149.7	175.9	373.8
Payable copper in concentrate ('000 tonnes)	77.2	67.6			144.8	170.0	361.5
Payable moly in concentrate ('000 tonnes)	2.4	2.1			4.5	3.0	6.9
Cash costs (cents per pound)	35.9	34.8			35.4	37.0	35.3

El Tesoro	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Acc. 2002	Acc. 2001	Full Year 2001
Daily average ore treated ('000 tonnes)	20.6	19.7			20.1	-	17.7
Average ore grade (%)	1.34	1.51			1.42	-	1.44
Average recovery (%)	76.5	74.8			75.6	-	76.1
Copper cathodes ('000 tonnes)	19.3	21.2			40.6	-	34.0
Cash costs (cents per pound)	39.6	39.7			39.7	-	39.6

El Tesoro remained in the commissioning period until 1 July 2001 and therefore no comparatives are shown for the six months to June 2001.

Quarterly Production Report Q2 2002


ANTOFAGASTA PLC

Michilla	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Acc. 2002	Acc. 2001	Full Year 2001
Daily average ore treated ('000 tonnes)	11.8	13.1			12.5	11.9	12.2
Average ore grade (%)	1.48	1.43			1.45	1.50	1.49
Average recovery (%)	77.4	74.8			76.1	73.4	74.8
Copper cathodes ('000 tonnes)	12.5	13.1			25.5	23.8	49.6
Cash costs (cents per pound)	59.0	61.5			60.3	69.4	64.5

Transport	Q1 2002	Q2 2002	Q3 2002	Q4 2002	Acc. 2002	Acc. 2001	Full Year 2001
Rail tonnage transported ('000 tons)	1,037	1,064			2,101	1,854	3,899

ANTOFAGASTA PLC FILE 82-4987



3 September 2002

Interim Results Announcement
for the six months ended 30 June 2002

HIGHLIGHTS

- *Turnover of US$418.7 million (2001 – US$342.6 million).*
- *Operating cash flow of US$148.8 million (2001 – US$129.7 million).*
- *Profit before tax of US$94.8 million (2001 – US$50.6 million).*
- *Earnings per share of 26.6 cents (2001 – 14.4 cents).*
- *Interim dividend of 10 cents per share (2001 –7.25 cents per share)*.*

** Dividends are paid in either sterling or US dollars. A conversion rate of £1=US$1.532 will be applied to the interim dividend giving shareholders who receive dividends in sterling an interim dividend of 6.5274 pence.*

The Group increased copper production by 9 per cent from 193,900 tonnes in the first half of 2001 to 210,900 tonnes this period. Group weighted average cash costs remained low at 39.2 cents per pound (2001 half year – 41.0 cents per pound). Group results benefited from the contribution of the El Tesoro mine, which was under development during the first half of last year, higher molybdenum revenues and positive pricing adjustments on close out of provisional concentrate sales at Los Pelambres. These factors offset the lower LME copper price, which averaged 71.9 cents per pound in the period (2001 half year – 77.6 cents).

Jean-Paul Luksic, CEO of the mining division, commented, "These results demonstrate the strength of the Group despite the current period of low copper prices. With costs among the lowest in the industry, both profits and cash flow generation remain healthy and the Group is well-placed to benefit from any improvement in prices."

Antofagasta is a Chilean-based mining Group listed in the United Kingdom. In addition to copper mining, its interests include rail and road transport operations and a 33.6% interest in Quiñenco S.A. (LQ – NYSE).

Enquiries – London
Antofagasta plc
Tel: +44 20 7382 7862

Philip Adeane
Managing Director
Email: nwakefield@antofagasta.co.uk

Hussein Barma
Chief Financial Officer
Email: hbarma@antofagasta.co.uk

Enquiries - Santiago
Antofagasta Minerals S.A.
Tel +562 377 5145
Alejandro Rivera
Chief Financial Officer
Email: arivera@aminerals.cl

Issued by Bankside Consultants Ltd
Keith Irons
Email: keith@bankside.com
Tel: +44 20 7444 4155

DIRECTORS' COMMENTS FOR THE HALF YEAR TO 30 JUNE 2002

Group copper production during the period increased 9% to 210,900 tonnes compared with 193,900 tonnes in the first six months of 2001 when El Tesoro was still under development. Group weighted average cash costs were lower at 39.2 cents per pound (2001 half year – 41.0 cents). These factors together with improved realised copper prices and by-product sales of molybdenum at Los Pelambres offset the effect of the weaker LME copper price, which averaged 71.9 cents compared with 77.6 cents in the first six months of 2001. As a result, the Group increased profit before tax from US$50.6 million last period to US$94.8 million, and earnings per share rose from 14.4 cents to 26.6 cents.

Interim Review of Operations

Los Pelambres

Los Pelambres produced 144,800 tonnes of payable copper compared with 170,000 tonnes in the 2001 first half. The decrease was due mainly to the reduction in the ore grade from 1.07% to 0.86% under the current phase of the mine plan, partly offset by a higher throughput level at the plant as a result of the continuing optimisation programme that has been in place since the mine began production two years ago. Cash costs, which are stated net of by-product credits, remained very low at 35.4 cents per pound (2001 half year – 37.0 cents). Higher prices for molybdenum which spiked in June averaged US$3.40 per pound (2001 half year – US$2.40 per pound) and compensated for higher mining costs resulting from the lower ore grades.

Los Pelambres shipped concentrates containing 144,600 tonnes of payable copper in the period, compared with 167,000 tonnes in the first half of 2001. In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing based on the average LME copper price for specified future periods. Sales volumes are also adjusted based on the final metallurgical content of the concentrate. Copper revenues on provisionally priced shipments are adjusted monthly until final settlement. During the first half of last year, there were significant adverse adjustments to provisionally invoiced shipments including US$16.2 million relating to sales open at the beginning of that year. In contrast, following the deterioration in copper prices through the remainder of 2001, prices strengthened in the first six months of this year and consequently revenues this year included positive adjustments including US$10.5 million relating to sales open at 31 December 2001. This enabled Los Pelambres to achieve an effective realised copper price of 74.8 cents per pound compared with 68.2 cents in the first six months of 2001. These factors, together with the low cash costs, enabled Los Pelambres to achieve operating profits of US$84.5 million compared with US$80.3 million despite the decrease in production. At 30 June, copper sales totalling 67,540 tonnes remained to be finally priced, and were recorded at that date at an average price of 72.8 cents. A one-cent change in the average realised price of these

provisionally-priced tonnes would have an approximate effect on turnover and profit before tax in the second half of the year of US$1.5 million.

Los Pelambres has continued to reduce its project borrowings with a further principal repayment in June of US$43.7 million and nearly US$200 million of the original US$946 million project borrowings have been repaid since operations began in 2000. In June, Los Pelambres also declared a dividend of US$43.7 million paid to its shareholders in July, and the Group's share amounted to US$26.2 million. Total distributions since Los Pelambres started production amounted to US$195.8 million.

Improved ore grades under the mining plan towards the end of the year should enable Los Pelambres to produce around 325,000 tonnes of payable copper this year. Molybdenum prices have fallen back from their peak in early June of over US$8.00 per pound but are still trading at the US$4.40 level, and this should enable cash costs for the year to remain below 36 cents per pound, compared with an original forecast of 39 cents.

El Tesoro

El Tesoro produced 40,600 tonnes of cathodes in the period to June 2002. During the first six months of last year, the mine was under development while second half production amounted to 34,000 tonnes. Cash costs in the first six months of this year were 39.7 cents per pound, virtually unchanged from the second half of 2001 when cash costs averaged 39.6 cents. This allowed El Tesoro to contribute US$20.9 million to operating profits compared to US$12.9 million in the second half of 2001 when average copper prices were lower.

The El Tesoro project was completed at the end of last year at a total development cost of US$282 million, US$14 million under the original budget of US$296 million. As part of its development, El Tesoro borrowed US$197 million under project financing facilities and these loans became non-recourse to the Group when the project achieved banking completion at the end of 2001. This enabled El Tesoro to return surplus funds of US$24.4 million to its shareholders in January this year of which the Group's share amounted to US$14.9 million. In August, El Tesoro made its first principal repayment of US$12.3 million in addition to on-going interest payments.

On 21 August, El Tesoro signed a re-financing agreement with respect to the remaining balance of US$184.7 million. The loans will be repayable in semi-annual instalments over a period of 7½ years and will enable El Tesoro to benefit from lower interest rate margins and more flexible covenants.

El Tesoro remains on course to produce 85,000 tonnes of cathodes this year, 13% above its design capacity, at forecast cash costs of around 40 cents per pound.

Michilla

Michilla produced 25,500 tonnes of cathodes to June compared with 23,800 tonnes in the first half of 2001. Cash costs averaged 60.3 cents per pound this period compared to 69.4 cents per pound in the first six months of last year, and followed the cost reduction programme implemented at the end of 2001. Lower costs enabled Michilla to reduce its operating loss from US$6.3 million to US$1.1 million despite the lower copper price compared with the first six months of last year. During the first months of 2002, the Cuprochlor process, which has been developed and patented by Michilla, has resulted in higher recoveries of sulphide ores. Approximately 12% of Michilla's ore is now being treated using the Cuprochlor process with recoveries obtained of over 80%. Forecast production for this year remains around 52,000 tonnes at average cash costs of around 60 cents.

Exploration

The Group spent US$1.6 million in the six months to June 2002. This was primarily on exploration in the Sierra Gorda District in Chile and mainly along the West fissure, one of the most prolific copper districts in the world together with ongoing exploration at Michilla to extend its ore reserves.

In June, Antofagasta announced a new joint venture in Peru with Companhia Vale do Rio Doce ("CVRD"), the world's largest producer and exporter of iron ore and pellets, based in Brazil. The joint venture, called Cordillera de las Minas S.A., will develop mineral exploration activities in an area of approximately 60,000 square kilometres near Cuzco in southern Peru. Under the agreement Antofagasta transferred its mining rights in the area to Cordillera and CVRD committed to invest US$6.7 million over a period of three years in mineral exploration. In exchange CVRD was granted an option to acquire a 50% stake in Cordillera. The agreement with CVRD significantly complements Antofagasta's existing exploration activities in Peru, and confirms its strategy of participating in the development of the mining industry in Latin America.

Railway and Other Transport Services

Rail tonnages grew 13% to 2.1 million tons with most of the increase related to increased production from the El Tesoro and Zaldivar mines. The Railway is currently evaluating the potential of several new mining prospects including Codelco's Gaby Project and BHP's Spence Project both located near Sierra Gorda on the mainline to Calama.

The contract to transport 250,000 tonnes of zinc concentrates annually for COMSUR in Bolivia has been renewed for a further three years and an additional six General Motors G.R. 22 locomotives and 75 sulphuric acid tank cars entered service to satisfy the increased demand for transportation services in the region.

Train Ltda. the road transport subsidiary had a record half year with sales volumes mainly from deliveries of beer and soft drinks increasing by 45% over 2001.

Investments

The Group holds a 33.6% interest in Quiñenco S.A., a diversified industrial and financial group listed in Santiago and New York. Income from Quiñenco is accounted for on a dividends received basis and in May 2002, the Group received a dividend of US$3.2 million in respect of the 2001 financial year. The merger of Banco de Chile and Banco Edwards was successfully completed in January and the new Banco de Chile is now the country's leading financial institution. During the first half of 2002, Quiñenco's businesses were affected by the extremely unfavourable economic and political conditions in the region, in particular Argentina and Brazil.

Dividends

An interim dividend of 10 cents (2001 interim – 7.25 cents) will be paid on 11 October to ordinary shareholders on the Register at the close of business on 13 September 2002. Dividends are payable in either US dollars or sterling, and shareholders who receive dividends in sterling will be paid an interim dividend of 6.5274 pence per share, based on an exchange rate of £1=US$1.532. Further details are given in Note 10 to the Interim Report.

Current Trading Prospects

Base metal prices, including copper, continue to be affected by the slowdown in the United States and uncertainty in equity markets. However, in the absence of new global supply, copper prices should steadily recover as world industrial demand picks up in the next twelve to eighteen months and the Group's low cost base will enable it to benefit from any improvement in prices.

3 September 2002

FINANCIAL COMMENTARY FOR THE HALF YEAR TO 30 JUNE 2002

Results

Turnover increased from US$342.6 million to US$418.7 million. The increase was due mainly to revenues of US$66.4 million from El Tesoro, which was under development during the first half of 2001. At Los Pelambres, turnover increased by US$8.8 million, as higher by-product revenues and the positive pricing adjustments relating to provisionally invoiced concentrate sales offset the impact of lower LME copper prices and reduced production due to lower ore grades. Revenues at Michilla and the transport division were similar to 2001.

Operating profits were US$112.6 million (2001 half year – US$77.4 million), including US$20.9 million in respect of El Tesoro. Los Pelambres' operating profit was US$4.2 million higher than the first half of 2001, reflecting the combined effect of higher realised copper prices and lower cash costs set against lower production volumes. Michilla's operating loss was reduced by US$5.2 million mainly due to lower cash costs following the implementation of its cost reduction programme at the end of 2001. The results of the other operating divisions did not differ significantly from the first half of 2001. Operating profit is stated after depreciation and disposal of fixed assets, giving EBITDA (earnings before interest, tax, depreciation and amortisation) of US$175.6 million (2001 half year – US$136.2 million).

Income from fixed asset investments was US$3.2 million, compared with US$0.1 million in the 2001 half year when no dividend was received from Quiñenco.

Net interest expense was US$21.0 million, compared with net interest expense of US$26.9 million in the 2001 half year. Interest costs relate mainly to the project loans which financed the Los Pelambres and El Tesoro mines. Net interest expense at Los Pelambres was US$15.9 million (2001 half year – US$33.1 million), benefiting from lower interest rates and regular principal repayments. Net interest costs also included US$7.5 million relating to El Tesoro. In the first half of 2001, all interest costs in El Tesoro were capitalised as the project remained under development.

As a result of these factors profit before tax for the period was US$94.8 million compared to US$50.6 million in the first six months of 2001.

Tax amounted to US$16.8 million (2001 half year – US$8.4 million), representing an effective tax rate (including deferred tax) of 17.7% (2001 half year – 16.6%), compared with the present statutory Chilean tax rate of 16% (2001 – 15%). During the second half of 2001, legislation was announced in Chile to increase statutory rates of tax to 16% in 2002, 16.5% in 2003 and 17% from 2004. Since deferred tax balances are measured at the rates which apply in the period in which timing differences are expected to reverse, the effect

of the rate changes is to increase the percentage at which deferred tax (which relates mainly to Los Pelambres and El Tesoro) is calculated.

Earnings per share were 26.6 cents compared with 14.4 cents for the corresponding period last year, reflecting the higher profit after tax and minority interests.

Cash Flows

Net cash inflow from operating activities was US$148.8 million in the first six months of 2002 compared with US$129.7 million in the same period last year, reflecting the improved operating results adjusted for depreciation and normal working capital movements.

Net capital expenditures were US$33.6 million in the period. Net capital expenditures in the first half of 2001 amounted to US$82.6 million which included US$37.7 million relating to the El Tesoro development.

Cash and debt

At 30 June 2002, the Group had cash and deposits of US$240.5 million (2001 – US$236.1 million). Excluding the minority share in each partly-owned operation, the Group's share of this total balance at the half year was US$207.4 million (2001 – US$205.1 million).

Total Group debt at 30 June 2002 was US$1,032.5 million (2001 – US$1,085.3 million); of this, US$604.9 million (2001 – US$633.8 million) is proportionally attributable to the Group after excluding the minority share of partly-owned operations. The decrease in debt is mainly due to continued principal repayments at Los Pelambres of US$87.3 million in the past twelve months. During June 2002, Los Pelambres refinanced the amount due to Endesa for the purchase of a power line in 2000 with an unsecured bank facility; this resulted in a reclassification of US$28.7 million from other creditors to loans. At 30 June 2002, the total borrowings of US$1,032.5 million included US$747.7 million under the Los Pelambres non-recourse project financing arrangements of which 40% is attributable to minority shareholders and US$197.0 million under the El Tesoro non-recourse project financing arrangements of which 39% is attributable to minority shareholders.

Balance Sheet

Shareholders' funds increased from US$929.3 million at the beginning of the year to US$960.5 million, relating mainly to profit after tax and minorities for the period less the interim dividend declared.

Minority interests increased from US$305.3 million at the beginning of the year to US$312.5 million, principally reflecting the minority's share of profit after tax less the minority's share of the dividend declared by Los Pelambres in the period.

3 September 2002

Group Profit and Loss Account

	Notes	Unaudited half year to 30.6.02 US$'m	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Turnover	3	**418.7**	342.6	769.5
Operating profit	3,5	**112.6**	77.4	165.2
Profit on disposal of fixed assets (exceptional)	6	-	-	3.5
Income from other fixed asset investments		**3.2**	0.1	0.1
Net interest payable	7	**(21.0)**	(26.9)	(55.3)
Profit on ordinary activities before tax		**94.8**	50.6	113.5
Tax	6,8	**(16.8)**	(8.4)	(21.1)
Profit on ordinary activities after tax		**78.0**	42.2	92.4
Minority interests – equity		**(25.5)**	(13.7)	(30.3)
Profit for the financial period		**52.5**	28.5	62.1
Dividends				
Preference – non equity		**(0.1)**	(0.1)	(0.2)
Ordinary - equity	10	**(19.7)**	(14.3)	(63.1)
Transferred to/(from) reserves		**32.7**	14.1	(1.2)
Earnings per share excluding exceptional items	9	**26.6c**	14.4c	30.0c
Earnings per share	9	**26.6c**	14.4c	31.4c
Dividends per ordinary share	10	**10.0c**	7.25c	32.0c

Turnover and profit are derived from continuing operations.

The final dividend in 2001 included a special dividend of 10 cents per share.

Other recognised gains and losses

Other recognised gains and losses in the period (translation differences) amounted to a loss of US$1.5 million (2001 half year – a loss of US$1.0 million), and are shown in Note 15 together with other movements in shareholders' funds.

Group Balance Sheet

	Notes	Unaudited 30.6.02 US$'m	Unaudited 30.6.01 US$'m	Audited 31.12.01 US$'m
Fixed assets				
Tangible fixed assets	11	**1,879.5**	1,954.2	1,916.8
Other investments	12	**185.5**	185.6	185.5
		2,065.0	2,139.8	2,102.3
Current assets				
Stocks		**55.7**	61.0	49.3
Debtors		**127.0**	81.6	113.7
Current asset investments (including time deposits)		**237.5**	233.7	246.5
Cash at bank and in hand		**3.0**	2.4	2.2
		423.2	378.7	411.7
Creditors – amounts falling due within one year				
Trade and other creditors		**(79.5)**	(89.4)	(79.0)
Loans	13	**(117.8)**	(90.9)	(104.2)
Dividends		**(19.7)**	(14.3)	(48.8)
		(217.0)	(194.6)	(232.0)
Net current assets		**206.2**	184.1	179.7
Total assets less current liabilities		**2,271.2**	2,323.9	2,282.0
Creditors – amounts falling due after more than one year				
Other creditors		**-**	(26.0)	(25.3)
Loans	13	**(914.7)**	(994.4)	(953.2)
Provisions for liabilities and charges	14	**(83.5)**	(52.7)	(68.9)
		1,273.0	1,250.8	1,234.6
Capital and reserves				
Called up share capital		**18.1**	16.7	17.2
Share premium		**258.5**	238.3	245.3
Reserves		**683.9**	706.6	666.8
Shareholders' funds - including non-equity interests	15	**960.5**	961.6	929.3
Minority interests – equity		**312.5**	289.2	305.3
		1,273.0	1,250.8	1,234.6

Approved by the Board of Directors on 3 September 2002, P J Adeane, Director.

Group Cash Flow Statement

	Notes	**Unaudited half year to 30.6.02 US$'m**	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Net cash inflow from operating activities	**16**	**148.8**	129.7	265.9
Dividends received from other fixed asset investments		**3.2**	0.1	0.1
Interest received (including capitalised interest in 2001)		**4.0**	8.5	13.3
Interest paid (including capitalised interest in 2001)		**(24.2)**	(40.7)	(74.4)
Dividends paid to minority interests		**(0.2)**	(1.1)	(18.5)
Preference dividends paid		**(0.1)**	(0.1)	(0.2)
Net cash outflow from returns on investment and servicing of finance		**(17.3)**	(33.3)	(79.7)
Tax paid		**(3.1)**	(1.3)	(0.9)
Purchase of tangible fixed assets		**(35.0)**	(82.6)	(123.1)
Sale of tangible fixed assets		**1.4**	-	9.2
Net cash outflow from capital expenditure and financial investment		**(33.6)**	(82.6)	(113.9)
Equity dividends paid		**(49.6)**	(63.7)	(77.5)
Cash inflow/(outflow) before management of liquid resources		**45.2**	(51.2)	(6.1)
Management of liquid resources - Net decrease in time deposits		**8.9**	64.2	49.1
New loans drawn down		**28.7**	34.1	47.6
Repayment of amounts borrowed		**(55.7)**	(45.2)	(89.7)
Repayment of principal element of finance leases		**(0.9)**	(1.5)	(1.9)
Repayment of other creditors		**(29.9)**	-	-
Net cash outflow from financing		**(57.8)**	(12.6)	(44.0)
Net cash (outflow)/inflow in the period	17	**(3.7)**	0.4	(1.0)

Notes

1 Reporting currency and accounting policies

a) Reporting currency

The functional reporting currency of the Group is US dollars, the principal currency in which the Group operates and in which assets and liabilities are held. Share capital is denominated in sterling and, for the purposes of reporting in US dollars, share capital and share premium are translated at the period end rate of exchange. As explained in Note 10, dividends may be paid in either US dollars or sterling.

b) Accounting policies

The profit and loss account, balance sheet and cash flow statement for the half year to 30 June 2002 have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year to 31 December 2001.

2 Production and sales statistics (neither audited nor reviewed)

(See notes following table 2(d).)

a) Copper production volumes

	Half year to 30.6.02 '000 tonnes	Half year to 30.6.01 '000 tonnes	Year to 31.12.01 '000 tonnes
Los Pelambres	**144.8**	170.0	361.5
El Tesoro	**40.6**	-	34.0
Michilla	**25.5**	23.8	49.6
Group total	**210.9**	193.9	445.0

b) Copper sales volumes

	Half year to 30.6.02 '000 tonnes	Half year to 30.6.01 '000 tonnes	Year to 31.12.01 '000 tonnes
Los Pelambres	**144.6**	167.0	360.9
El Tesoro	**40.9**	-	39.3
Michilla	**24.1**	24.1	50.6
Group total	**209.6**	191.1	450.8

c) Cash costs per pound

	Half year to 30.6.02 cents	Half year to 30.6.01 cents	Year to 31.12.01 cents
Los Pelambres	**35.4**	37.0	35.3
El Tesoro	**39.7**	-	39.6
Michilla	**60.3**	69.4	64.5
Group weighted average	**39.2**	41.0	38.8

d) LME and realised copper price per pound

	Half year to 30.6.02 cents	Half year to 30.6.01 cents	Year to 31.12.01 cents
Los Pelambres	**74.8**	68.2	65.8
El Tesoro	**73.6**	-	67.1
Michilla	**73.4**	78.5	72.6
Group weighted average	**74.4**	69.5	66.7
LME average	**71.9**	77.6	71.6

Notes to the production and sales statistics

(i) The production and sales figures represent full volumes, not the Group's attributable share of each mine. The Group owns 60% of Los Pelambres, 61% of El Tesoro and 74.2% of Michilla.

(ii) Los Pelambres produces copper concentrate, and the figures for Los Pelambres are expressed in terms of payable copper contained in concentrate. El Tesoro and Michilla produce copper cathodes.

(iii) El Tesoro remained under development for the first six months of 2001, producing 9,000 tonnes and shipping 2,350 tonnes of cathodes during the commissioning period in the second quarter. This tonnage has not been included in the El Tesoro and Group tables for 2001.

(iv) Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs are stated net of by-product credits and exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax.

(v) Realised copper prices are determined by comparing turnover from copper sales with sales volumes for each mine in the period.

(vi) The individual figures are sometimes more specific than the rounded numbers shown; hence small differences may appear in the totals.

3 Segmental analysis

a) Turnover by geographical destination

	Unaudited half year to 30.6.02 US$'m	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
UK	**12.4**	2.9	12.4
Rest of Europe	**99.9**	83.1	205.2
Chile	**59.1**	30.7	103.4
Rest of Latin America	**31.6**	22.9	48.8
North America	**21.2**	23.3	50.2
Asia Pacific / other	**194.5**	179.7	349.5
	418.7	342.6	769.5

b) Turnover by operation

	Unaudited half year to 30.6.02 US$'m	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Los Pelambres	**278.0**	269.2	564.8
El Tesoro	**66.4**	-	58.1
Michilla	**39.0**	39.1	77.5
Mining	**383.4**	308.3	700.4
Railway and other transport services	**35.3**	34.3	69.1
	418.7	342.6	769.5

Notes to turnover by operation

(i) Turnover from Railway and other transport services is stated after eliminating inter-segment sales to the mining division of US$2.3 million (2001 half year – US$0.5 million).

(ii) Los Pelambres produces molybdenum, gold and silver as by-products from its copper concentrate operation, and turnover by type of mineral is analysed below. El Tesoro and Michilla do not produce by-products from their copper cathode operations.

Los Pelambres turnover by type of mineral	**Unaudited half year to 30.6.02 US$'m**	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Copper	**238.5**	251.1	523.8
Molybdenum	**32.3**	13.4	33.5
Gold and silver	**7.2**	4.7	7.5
	278.0	269.2	564.8

c) Earnings before tax, interest, depreciation and amortisation (EBITDA) by operation

	Unaudited half year to 30.6.02 US$'m	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Los Pelambres	**125.6**	120.9	239.4
El Tesoro	**30.5**	-	27.2
Michilla	**7.2**	3.8	3.7
Exploration	**(1.6)**	(3.1)	(9.7)
Corporate and other	**(2.3)**	(2.5)	(7.4)
Mining	**159.4**	119.1	253.2
Railway and other transport services	**16.2**	17.1	29.9
	175.6	136.2	283.1

d) **Depreciation and amortisation by operation**

	Unaudited half year to 30.6.02 US$'m	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Los Pelambres	**41.2**	37.6	76.0
El Tesoro	**9.6**	-	14.3
Michilla	**8.3**	10.0	18.5
Corporate and other	**0.5**	0.6	1.2
Mining	**59.6**	48.2	110.0
Railway and other transport services	**3.5**	4.4	6.8
Total depreciation and amortisation	**63.1**	52.6	116.8
(Profit)/loss on disposal of fixed assets included in operating profit	**(0.1)**	6.2	1.1
	63.0	58.8	117.9

e) **Operating profit by operation**

	Unaudited half year to 30.6.02 US$'m	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Los Pelambres	**84.5**	80.3	163.0
El Tesoro	**20.9**	-	12.9
Michilla	**(1.1)**	(6.3)	(14.4)
Exploration	**(1.6)**	(3.1)	(9.7)
Corporate and other	**(2.8)**	(4.8)	(8.6)
Mining	**99.9**	66.1	143.2
Railway and other transport services	**12.7**	11.3	22.0
	112.6	77.4	165.2

f) **Capital expenditure by operation**

	Notes	**Unaudited half year to 30.6.02 US$'m**	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Los Pelambres		**21.2**	27.6	43.6
El Tesoro		**3.5**	44.4	61.0
Michilla		**4.4**	6.7	11.0
Corporate and other		**-**	0.5	0.6
Mining	11	**29.1**	79.2	116.2
Railway and other transport services	11	**5.1**	10.0	13.3
	11	**34.2**	89.2	129.5

g) **Net assets by operation**

	Unaudited half year to 30.6.02 US$'m	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Los Pelambres	**1,342.4**	1,344.0	1,334.4
El Tesoro	**353.5**	351.1	358.7
Michilla	**95.4**	105.7	99.9
Corporate and other	**9.2**	9.5	4.9
Mining	**1,800.5**	1,810.3	1,797.9
Railway and other transport services	**98.7**	118.4	108.7
Operating net assets	**1,899.2**	1,928.7	1,906.6
Other fixed asset investments	**185.5**	185.6	185.5
Net debt	**(792.0)**	(849.2)	(808.7)
Unallocated liabilities – Group dividend	**(19.7)**	(14.3)	(48.8)
Net assets	**1,273.0**	1,250.8	1,234.6

Net assets are stated before deducting minority interests.

4 Provisional pricing and commodity hedging

a) Provisional pricing

In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Copper revenues on provisionally priced tonnages are adjusted monthly until final settlement. Sales volumes are also adjusted on the final metallurgical content of the concentrate.

Revenues in the six months to 30 June 2002 included positive adjustments to sales of concentrates open at 31 December 2001 totalling US$10.5 million. Revenues in the six months to 30 June 2001 included adverse adjustments to sales of concentrates open at 31 December 2000 totalling US$16.2 million.

At 30 June 2002, copper sales totalling 67,540 tonnes remained to be finally priced, and were recorded at that date at an average price of 72.8 cents. At 30 June 2001, copper sales totalling 79,500 tonnes remained to be finally priced, and were recorded at that date at an average price of 70.8 cents.

b) **Commodity hedging**

The Group periodically enters into commodity hedging contracts to manage its exposure to the copper price. Turnover for the mining division for the six months to 30 June 2002 included adverse adjustments of US$1.0 million relating to commodity hedging activities. Turnover was not affected by hedging activities for the first six months of 2001.

At 30 June 2002, the Group had hedged 3,000 tonnes of copper production using futures with a price of 76.9 cents per pound and an outstanding duration of one month. The Group had also hedged 32,150 tonnes of production using min/max options with a weighted average floor and ceiling of 71.9 cents and 78.3 cents respectively, and an average duration of 2.6 months. The unrealised mark-to-market gain on these instruments at that date was US$0.2 million. There were no outstanding commodity price hedges at 30 June 2001.

5 Operating profit

	Unaudited half year to 30.6.02 US$'m	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Turnover	**418.7**	342.6	769.5
Cost of sales	**(264.8)**	(223.7)	(506.5)
Gross profit	**153.9**	118.9	263.0
Administrative expenses	**(36.4)**	(37.5)	(83.8)
Closure provision (Note 14)	**(0.5)**	(0.5)	(1.1)
Severance charges (Note 14)	**(0.7)**	(0.5)	(1.7)
Exploration costs	**(1.6)**	(3.1)	(9.7)
Other net operating (expenditure)/income	**(2.1)**	0.1	(1.5)
Operating profit	**112.6**	77.4	165.2

Depreciation charges in the six months to 30 June 2002 amounted to US$63.1 million. Of this amount, US$56.2 million is included in cost of sales and US$6.9 million is included in administrative expenses. Depreciation charges in the six months to 30 June 2001 amounted to US$52.6 million. Of this amount, US$47.8 million is included in cost of sales and US$4.8 million is included in administrative expenses.

6 Non-operating exceptional items

	Unaudited half year to 30.6.02 US$'m	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Profit on sale of land by Railway	**-**	-	3.5
Tax effect	**-**	-	(0.7)
	-	-	2.8

The exceptional profit in the second half of 2001 of US$3.5 million related to the disposal of a surplus property owned by the Railway in the centre of the city of Antofagasta. The net book value of this property was US$0.1 million.

7 Net interest payable

	Unaudited half year to 30.6.02 US$'m	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Interest receivable	**3.6**	8.1	13.2
Interest payable	**(24.6)**	(34.9)	(67.4)
Foreign exchange	**(0.4)**	0.3	(0.2)
Discount charge relating to provisions (Note 14)	**0.4**	(0.4)	(0.9)
	(21.0)	(26.9)	(55.3)

There was no interest capitalised in the 2002 half year. In the 2001 half year, interest payable capitalised in the period amounted to US$8.4 million and interest receivable credited against fixed assets amounted to US$0.5 million while El Tesoro remained under development.

8 Tax

The tax charge of US$16.8 million (2001 half year – US$8.4 million) represents an effective rate (including deferred tax) of 17.7% (2001 half year – 16.6%) on profit before tax, as compared with the Chilean statutory tax rate of 16% (2001 half year – 15%). Legislative changes at the end of 2001 increased the statutory rate from 15% to 16% in 2002, 16.5% in 2003 and 17% from 2004. Deferred tax is measured at the rates expected to apply in the period in which timing differences are expected to reverse and the application of these higher rates has increased the effective tax rate in the first half of 2002.

9 Earnings per share

Earnings per share is calculated on profit after tax, minority interest and preference dividends giving earnings of US$52.4 million (2001 half year – US$28.4 million) and based on 197,171,339 (2001 half year – 197,171,339) ordinary shares in issue throughout the period. Earnings per share excluding exceptional items is calculated on the same basis but excluding any exceptional items after tax and minority interests. Details of exceptional items affecting each period are given in Note 6.

10 Dividends

Dividends are declared in US dollars but may be paid in either dollars or sterling. Shareholders on the register of members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in dollars. All other shareholders are paid by cheque in dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. The Company's registrar must receive any such election before the record date of 13 September 2002.

The Board has declared an interim dividend of 10 cents per ordinary share for payment on 11 October 2002 to shareholders on the Register at the close of business on 13 September 2002. Dividends are declared and paid gross. The exchange rate to be applied for the conversion of dividends will be £1 = US$ 1.532, giving those shareholders who will be paid in sterling an interim dividend of 6.5274 pence per ordinary share. In 2001, the Board declared an interim dividend of 7.25 cents per share, equivalent to a dividend of 5.0170 pence per share based on an exchange rate of £1=US$1.4451.

11 Tangible fixed assets

Net book value	Mining US$'m	Railway and other transport US$'m	Total US$'m
1 January 2002 (audited)	1,813.8	103.0	1,916.8
Additions	29.1	5.1	34.2
Transfer to stocks	-	(2.0)	(2.0)
Disposals	(1.0)	(0.3)	(1.3)
Depreciation	(59.6)	(3.5)	(63.1)
Exchange	-	(5.1)	(5.1)
30 June 2002 (unaudited)	**1,782.3**	**97.2**	**1,879.5**

12 Other investments

	US$'m
1 January 2002 (audited) and 30 June 2002 (unaudited)	**185.5**

The above investments are quoted. The market value of these investments at 30 June 2002 was US$181.8 million (2001 half year – US$277.8 million). These investments include a 33.61 per cent interest in Quiñenco S.A.

13 Loans

	Unaudited half year to 30.6.02 US$'m	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Los Pelambres			
Projects loans	**(747.7)**	(835.0)	(791.3)
Other loans	**(28.7)**	-	-
El Tesoro			
Project loans	**(197.0)**	(181.5)	(197.0)
Subordinated debt	**(31.6)**	(37.9)	(39.7)
Finance leases	**(16.4)**	(17.5)	(17.0)
Michilla			
Finance leases	**(2.5)**	(1.9)	(1.6)
Railway and other transport services			
Loans	**(8.6)**	(11.5)	(10.8)
	(1,032.5)	(1,085.3)	(1,057.4)

Maturity of loans

	Unaudited half year to 30.6.02 US$'m	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Due within one year	**(117.8)**	(90.9)	(104.2)
Due after more than one year	**(914.7)**	(994.4)	(953.2)
	(1,032.5)	(1,085.3)	(1,057.4)

US$31.1 million of project loans have been fixed at a rate of 5.56% for a remaining period of 3.5 years, and finance leases are also mainly fixed rate. The remainder of the loans are predominantly floating rate. However, the Group periodically enters into interest rate hedging contracts to manage its exposure to interest rates. At 30 June 2002, the Group had hedged US$170 million of its borrowings using collars for a remaining weighted average period of 3.7 years. These limit the variability of the interest rate to a weighted average minimum (a floor) of 5.01% and a weighted average (a cap) of 5.99%. The Group had also entered into swaps to fix the interest rate of US$300 million of its borrowings at a rate of 2.29% for a remaining period of 5.5 months.

14 Provisions for liabilities and charges

	Decommissioning and site rehabilitation US$'m	**Severance indemnities US$'m**	**Deferred tax US$'m**	**Total US$'m**
1 January 2002 (audited)	(8.1)	(10.3)	(50.5)	(68.9)
Charge to operating profit in period (Note 5)	(0.5)	(0.7)	-	(1.2)
Release of discount to net interest in period (Note 7)	(0.2)	0.6	-	0.4
Charge to tax on profit in period	-	-	(14.3)	(14.3)
Utilised in period	-	0.4	-	0.4
Exchange	-	-	0.1	0.1
30 June 2002 (unaudited)	**(8.8)**	**(10.0)**	**(64.7)**	**(83.5)**

15 Reconciliation of movements in shareholders' funds

	Unaudited half year to 30.6.02 US$'m	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Profit for the financial period	**52.5**	28.5	62.1
Other recognised gains relating to the period			
- currency translation adjustment	**(1.5)**	(1.0)	(18.0)
Total recognised gains and losses	**51.0**	27.5	44.1
Dividends	**(19.8)**	(14.4)	(63.3)
	31.2	13.1	(19.2)
Opening shareholders' funds	**929.3**	948.5	948.5
Closing shareholders' funds	**960.5**	961.6	929.3

16 Reconciliation of operating profit to net cash inflow from operating activities

	Unaudited half year to 30.6.02 US$'m	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Operating profit	**112.6**	77.4	165.2
Depreciation	**63.1**	52.6	116.8
Loss on disposal of tangible fixed assets	**(0.1)**	6.2	1.1
Increase in stocks	**(4.3)**	(17.0)	(9.9)
(Increase)/decrease in debtors	**(14.9)**	27.1	(20.0)
(Decrease)/increase in creditors and provisions	**(7.6)**	(16.6)	12.7
Net cash inflow from operating activities	**148.8**	129.7	265.9

17 Reconciliation of net cash flow to movement in net debt

	Unaudited half year to 30.6.02 US$'m	Unaudited half year to 30.6.01 US$'m	Audited year to 31.12.01 US$'m
Net cash (outflow)/inflow in the period	**(3.7)**	0.4	(1.0)
Cash outflow from decrease in debt	**27.9**	12.6	44.0
Cash inflow from decrease in liquid resources	**(8.9)**	(64.2)	(49.1)
Change in net debt resulting from cash flows	**15.3**	(51.2)	(6.1)
Reclassification	**-**	-	0.6
Interest accrued on long-term loan balances	**(1.5)**	(1.7)	(3.4)
New leases	**(1.3)**	(1.5)	(3.4)
Exchange	**4.2**	0.8	(0.8)
Movement in net debt in the period	**16.7**	(53.6)	(13.1)
Net debt at the beginning of the period	**(808.7)**	(795.6)	(795.6)
Net debt at the end of the period	**(792.0)**	(849.2)	(808.7)

Composition of net debt

	Unaudited 30.6.02 US$'m	Unaudited 30.6.01 US$'m	Audited 31.12.01 US$'m
Cash in hand and demand deposits	**3.0**	2.4	2.2
Current asset investments	**237.5**	233.7	246.5
Long and short term loans including finance leases (Note 13)	**(1,032.5)**	(1,085.3)	(1,057.4)
Net debt at the end of the period	**(792.0)**	(849.2)	(808.7)

18 Financial information

The Group's statutory accounts for the year to 31 December 2001 have been filed with the Registrar of Companies. The auditors' report on these accounts was unqualified and did not include a statement under s237(2) or (3) of the Companies Act 1985. The 31 December 2001 profit and loss account, balance sheet and cash flow statement shown in this interim report are an abridged version of these statutory accounts. The financial information contained in this statement does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985.

19 Currency translation

Results denominated in foreign currencies have been translated into dollars at the average rate for each period.

	Period end rates	Average rates
30.6.02	US$1.53 = £1; US$1 = Ch$688	US$1.44 = £1; US$1 = Ch$665
30.6.01	US$1.41 = £1; US$1 = Ch$629	US$1.44 = £1; US$1 = Ch$591
31.12.01	US$1.45 = £1; US$1 = Ch$655	US$1.44 = £1; US$1 = Ch$635

20 Distribution

These results will be sent by first class post to all shareholders on 3 September 2002. Copies of this report will be available for members of the public who are not shareholders at the Company's Registered Office, Park House, 16 Finsbury Circus, London EC2M 7AH.

Independent Review Report to Antofagasta plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2002 which comprises the profit and loss account, the balance sheet, the cash flow statement and related notes 1 to 17, with the exception of Note 2. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Deloitte & Touche
Chartered Accountants
London

3 September 2002


ANTOFAGASTA PLC

Interim Report 2002

Highlights

- Copper production increases by 9% to 210,900 tonnes (2001 half year – 193,900 tonnes)
- Average cash costs for mining operations of 39.2 cents per pound (2001 half year – 41.0 cents)
- Joint-Venture agreement for exploration signed with CVRD
- Railway tonnages up 13% to 2.1 million tons (2001 half year – 1.9 million tons)

Contents

	US Dollars		Sterling[1]	
	Half year to 30 June		Half year to 30 June	
	2002 US$m	2001 US$m	2002 £m	2001 £m
Turnover	**418.7**	342.6	**290.8**	237.8
EBITDA[2]	**175.6**	136.2	**121.9**	94.5
Profit before tax	**94.8**	50.6	**65.8**	35.1
Profit after tax and minorities	**52.5**	28.5	**36.5**	19.8
Net assets	**1,273.0**	1,250.8	**832.0**	859.4
Earnings per share	**26.6¢**	14.4¢	**18.5p**	10.0p
Ordinary dividend per share[3]	**10.0¢**	7.25¢	**6.5p**	5.0p

[1] These sterling numbers are for illustrative purposes only, using an average rate in the current period of £1 = US$1.44 for the profit and loss account and a period end rate of £1 = US$1.53 for the balance sheet. Comparatives are derived from the rates used in the 2001 half year.

[2] Earnings before interest, tax, depreciation and amortisation.

[3] Dividends are paid in either US dollars or sterling. For 2002, a conversion rate of £1 = US$1.532 will be applied to the interim dividend of 10 cents giving an interim dividend of 6.5274 pence. Sterling dividend amounts above have been rounded for presentation purposes.

Directors and Advisors

Directors

A A Luksic	Chairman
J-P Luksic	Deputy Chairman
P J Adeane	Managing Director
C H Bailey	Non-Executive Director
G S Menendez	Non-Executive Director

Company Secretary
Petershill Secretaries Ltd
Plumtree Court, London EC4A 4HT

Auditors
Deloitte & Touche

Solicitors
Clifford Chance LLP

Stockbroker
Merrill Lynch International

Financial Advisor
HSBC Investment Bank

Bankers
The Royal Bank of Scotland plc

Registrars and Transfer Office
Computershare Investor Services plc
PO Box 82, The Pavilions, Bristol BS99 7NH

Registered Office
Park House, 16 Finsbury Circus, London EC2M 7AH

Registered Number
1627889

Website
www.antofagasta.co.uk

Directors' Comments

For the half year to 30 June 2002

Group copper production during the period increased 9% to 210,900 tonnes compared with 193,900 tonnes in the first six months of 2001 when El Tesoro was still under development. Group weighted average cash costs were lower at 39.2 cents per pound (2001 half year – 41.0 cents). These factors together with improved realised copper prices and by-product sales of molybdenum at Los Pelambres offset the effect of the weaker LME copper price, which averaged 71.9 cents compared with 77.6 cents in the first six months of 2001. As a result, the Group increased profit before tax from US$50.6 million last period to US$94.8 million, and earnings per share rose from 14.4 cents to 26.6 cents.

Interim Review of Operations

Los Pelambres

Los Pelambres produced 144,800 tonnes of payable copper compared with 170,000 tonnes in the 2001 first half. The decrease was due mainly to the reduction in the ore grade from 1.07% to 0.86% under the current phase of the mine plan, partly offset by a higher throughput level at the plant as a result of the continuing optimisation programme that has been in place since the mine began production two years ago. Cash costs, which are stated net of by-product credits, remained very low at 35.4 cents per pound (2001 half year – 37.0 cents). Higher prices for molybdenum which spiked in June averaged US$3.40 per pound (2001 half year – US$2.40 per pound) and compensated for higher mining costs resulting from the lower ore grades.

Los Pelambres shipped concentrates containing 144,600 tonnes of payable copper in the period, compared with 167,000 tonnes in the first half of 2001. In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing based on the average LME copper price for specified future periods. Sales volumes are also adjusted based on the final metallurgical content of the concentrate. Copper revenues on provisionally priced shipments are adjusted monthly until final settlement. During the first half of last year, there were significant adverse adjustments to provisionally invoiced shipments including US$16.2 million relating to sales open at the beginning of that year. In contrast, following the deterioration in copper prices through the remainder of 2001, prices strengthened in the first six months of this year and consequently revenues this year included positive adjustments including US$10.5 million relating to sales open at 31 December 2001. This enabled Los Pelambres to achieve an effective realised copper price of 74.8 cents per pound compared with 68.2 cents in the first six months of 2001. These factors, together with the low cash costs, enabled Los Pelambres to achieve operating profits of US$84.5 million compared with US$80.3 million despite the decrease in production. At 30 June, copper sales totalling 67,540 tonnes remained to be finally priced, and were recorded at that date at an average price of 72.8 cents. A one-cent change in the average realised price of these provisionally-priced tonnes would have an approximate effect on turnover and profit before tax in the second half of the year of US$1.5 million.

Los Pelambres has continued to reduce its project borrowings with a further principal repayment in June of US$43.7 million and nearly US$200 million of the original US$946 million project borrowings have been repaid since operations began in 2000. In June, Los Pelambres also declared a dividend of US$43.7 million paid to its shareholders in July, and the Group's share amounted to US$26.2 million. Total distributions since Los Pelambres started production amounted to US$195.8 million.

Directors' Comments

For the half year to 30 June 2002

Improved ore grades under the mining plan towards the end of the year should enable Los Pelambres to produce around 325,000 tonnes of payable copper this year. Molybdenum prices have fallen back from their peak in early June of over US$8.00 per pound but are still trading at the US$4.40 level, and this should enable cash costs for the year to remain below 36 cents per pound, compared with an original forecast of 39 cents.

El Tesoro

El Tesoro produced 40,600 tonnes of cathodes in the period to June 2002. During the first six months of last year, the mine was under development while second half production amounted to 34,000 tonnes. Cash costs in the first six months of this year were 39.7 cents per pound, virtually unchanged from the second half of 2001 when cash costs averaged 39.6 cents. This allowed El Tesoro to contribute US$20.9 million to operating profits compared to US$12.9 million in the second half of 2001 when average copper prices were lower.

The El Tesoro project was completed at the end of last year at a total development cost of US$282 million, US$14 million under the original budget of US$296 million. As part of its development, El Tesoro borrowed US$197 million under project financing facilities and these loans became non-recourse to the Group when the project achieved banking completion at the end of 2001. This enabled El Tesoro to return surplus funds of US$24.4 million to its shareholders in January this year of which the Group's share amounted to US$14.9 million. In August, El Tesoro made its first principal repayment of US$12.3 million in addition to on-going interest payments.

On 21 August, El Tesoro signed a re-financing agreement with respect to the remaining balance of US$184.7 million. The loans will be repayable in semi-annual instalments over a period of 7½ years and will enable El Tesoro to benefit from lower interest rate margins and more flexible covenants.

El Tesoro remains on course to produce 85,000 tonnes of cathodes this year, 13% above its design capacity, at forecast cash costs of around 40 cents per pound.

Michilla

Michilla produced 25,500 tonnes of cathodes to June compared with 23,800 tonnes in the first half of 2001. Cash costs averaged 60.3 cents per pound this period compared to 69.4 cents per pound in the first six months of last year, following the cost reduction programme implemented at the end of 2001. Lower costs enabled Michilla to reduce its operating loss from US$6.3 million to US$1.1 million despite the lower copper price compared with the first six months of last year. During the first months of 2002, the Cuprochlor process, which has been developed and patented by Michilla, has resulted in higher recoveries of sulphide ores. Approximately 12% of Michilla's ore is now being treated using the Cuprochlor process with recoveries obtained of over 80%. Forecast production for this year remains around 52,000 tonnes at average cash costs of around 60 cents.

Exploration

The Group spent US$1.6 million in the six months to June 2002. This was primarily on exploration in the Sierra Gorda District in Chile and mainly along the West fissure, one of the most prolific copper districts in the world together with ongoing exploration at Michilla to extend its ore reserves.

In June, Antofagasta announced a new joint venture in Peru with Companhia Vale do Rio Doce ('CVRD'), the world's largest producer and exporter of iron ore and pellets, based in Brazil. The joint venture, called Cordillera de las Minas S.A., will develop mineral exploration activities in an area of approximately 60,000 square kilometres near Cuzco in southern Peru. Under the agreement Antofagasta transferred its mining rights in the area to Cordillera and CVRD committed to invest US$6.7 million over a period of three years in mineral exploration. In exchange CVRD was granted an option to acquire a 50% stake in Cordillera. The agreement with CVRD significantly complements Antofagasta's existing exploration activities in Peru, and confirms its strategy of participating in the development of the mining industry in Latin America.

Railway and Other Transport Services

Rail tonnages grew 13% to 2.1 million tons with most of the increase related to increased production from the El Tesoro and Zaldivar mines. The Railway is currently evaluating the potential of several new mining prospects including Codelco's Gaby Project and BHP's Spence Project both located near Sierra Gorda on the mainline to Calama.

The contract to transport 250,000 tonnes of zinc concentrates annually for COMSUR in Bolivia has been renewed for a further three years and an additional six General Motors G.R. 22 locomotives and 75 sulphuric acid tank cars entered service to satisfy the increased demand for transportation services in the region.

Train Ltda. the road transport subsidiary had a record half year with sales volumes mainly from deliveries of beer and soft drinks increasing by 45% over 2001.

Investments

The Group holds a 33.6% interest in Quiñenco S.A., a diversified industrial and financial group listed in Santiago and New York. Income from Quiñenco is accounted for on a dividends received basis and in May 2002, the Group received a dividend of US$3.2 million in respect of the 2001 financial year. The merger of Banco de Chile and Banco Edwards was successfully completed in January and the new Banco de Chile is now the country's leading financial institution. During the first half of 2002, Quiñenco's businesses were affected by the extremely unfavourable economic and political conditions in the region, in particular Argentina and Brazil.

Dividends

An interim dividend of 10 cents (2001 interim – 7.25 cents) will be paid on 11 October to ordinary shareholders on the Register at the close of business on 13 September 2002. Dividends are payable in either US dollars or sterling and shareholders who receive dividends in sterling will be paid an interim dividend of 6.5274 pence per share, based on an exchange rate of £1 = US$1.532. Further details are given in Note 10 to the Interim Report.

Current Trading Prospects

Base metal prices, including copper, continue to be affected by the slowdown in the United States and uncertainty in equity markets. However, in the absence of new global supply, copper prices should steadily recover as world industrial demand picks up in the next twelve to eighteen months and the Group's low cost base will enable it to benefit from any improvement in prices.

3 September 2002

Financial Commentary

For the half year to 30 June 2002

Results

Turnover increased from US$342.6 million to US$418.7 million. The increase was due mainly to revenues of US$66.4 million from El Tesoro, which was under development during the first half of 2001. At Los Pelambres, turnover increased by US$8.8 million, as higher by-product revenues and the positive pricing adjustments relating to provisionally invoiced concentrate sales offset the impact of lower LME copper prices and reduced production due to lower ore grades. Revenues at Michilla and the transport division were similar to 2001.

Operating profits were US$112.6 million (2001 half year – US$77.4 million), including US$20.9 million in respect of El Tesoro. Los Pelambres' operating profit was US$4.2 million higher than the first half of 2001, reflecting the combined effect of higher realised copper prices and lower cash costs set against lower production volumes. Michilla's operating loss was reduced by US$5.2 million mainly due to lower cash costs following the implementation of its cost reduction programme at the end of 2001. The results of the other operating divisions did not differ significantly from the first half of 2001. Operating profit is stated after depreciation and disposal of fixed assets, giving EBITDA (earnings before interest, tax, depreciation and amortisation) of US$175.6 million (2001 half year – US$136.2 million).

Income from fixed asset investments was US$3.2 million, compared with US$0.1 million in the 2001 half year when no dividend was received from Quiñenco.

Net interest expense was US$21.0 million, compared with net interest expense of US$26.9 million in the 2001 half year. Interest costs relate mainly to the project loans which financed the Los Pelambres and El Tesoro mines. Net interest expense at Los Pelambres was US$15.9 million (2001 half year – US$33.1 million), benefiting from lower interest rates and regular principal repayments. Net interest costs also included US$7.5 million relating to El Tesoro. In the first half of 2001, all interest costs in El Tesoro were capitalised as the project remained under development. As a result of these factors profit before tax for the period was US$94.8 million compared to US$50.6 million in the first six months of 2001.

Tax amounted to US$16.8 million (2001 half year – US$8.4 million), representing an effective tax rate (including deferred tax) of 17.7% (2001 half-year – 16.6%), compared with the present statutory Chilean tax rate of 16% (2001 – 15%). During the second half of 2001, legislation was announced in Chile to increase statutory rates of tax to 16% in 2002, 16.5% in 2003 and 17% from 2004. Since deferred tax balances are measured at the rates which apply in the period in which timing differences are expected to reverse, the effect of the rate changes is to increase the percentage at which deferred tax (which relates mainly to Los Pelambres and El Tesoro) is calculated.

Earnings per share were 26.6 cents compared with 14.4 cents for the corresponding period last year, reflecting the higher profit after tax and minority interests.

Cash Flows

Net cash inflow from operating activities was US$148.8 million in the first six months of 2002 compared with US$129.7 million in the same period last year, reflecting the improved operating results adjusted for depreciation and normal working capital movements.

Net capital expenditures were US$33.6 million in the period. Net capital expenditures in the first half of 2001 amounted to US$82.6 million which included US$37.7 million relating to the El Tesoro development.

Cash and Debt

At 30 June 2002, the Group had cash and deposits of US$240.5 million (2001 – US$236.1 million). Excluding the minority share in each partly-owned operation, the Group's share of this total balance at the half year was US$207.4 million (2001 – US$205.1 million).

Total Group debt at 30 June 2002 was US$1,032.5 million (2001 – US$1,085.3 million); of this, US$604.9 million (2001 – US$633.8 million) is proportionally attributable to the Group after excluding the minority share of partly-owned operations. The decrease in debt is mainly due to continued principal repayments at Los Pelambres of US$87.3 million in the past twelve months. During June 2002, Los Pelambres refinanced the amount due to Endesa for the purchase of a power line in 2000 with an unsecured bank facility; this resulted in a reclassification of US$28.7 million from other creditors to loans. At 30 June 2002, the total borrowings of US$1,032.5 million included US$747.7 million under the Los Pelambres non-recourse project financing arrangements of which 40% is attributable to minority shareholders and US$197.0 million under the El Tesoro non-recourse project financing arrangements of which 39% is attributable to minority shareholders.

Balance Sheet

Shareholders' funds increased from US$929.3 million at the beginning of the year to US$960.5 million, relating mainly to profit after tax and minorities for the period less the interim dividend declared.

Minority interests increased from US$305.3 million at the beginning of the year to US$312.5 million, principally reflecting the minority's share of profit after tax less the minority's share of the dividend declared by Los Pelambres in the period.

3 September 2002

Group Profit and Loss Account

	Notes	Unaudited half year to 30 June 2002 US$m	30 June 2001 US$m	Audited year to 31 December 2001 US$m
Turnover	3	**418.7**	342.6	769.5
Operating profit	3, 5	**112.6**	77.4	165.2
Profit on disposal of fixed assets (exceptional)	6	**–**	–	3.5
Income from other fixed asset investments		**3.2**	0.1	0.1
Net interest payable	7	**(21.0)**	(26.9)	(55.3)
Profit on ordinary activities before tax		**94.8**	50.6	113.5
Tax	6, 8	**(16.8)**	(8.4)	(21.1)
Profit on ordinary activities after tax		**78.0**	42.2	92.4
Minority interests – equity		**(25.5)**	(13.7)	(30.3)
Profit for the financial period		**52.5**	28.5	62.1
Dividends				
Preference – non equity		**(0.1)**	(0.1)	(0.2)
Ordinary – equity	10	**(19.7)**	(14.3)	(63.1)
Transferred to/(from) reserves		**32.7**	14.1	(1.2)
Earnings per share excluding exceptional items	9	**26.6¢**	14.4¢	30.0¢
Earnings per share	9	**26.6¢**	14.4¢	31.4¢
Dividends per ordinary share	10	**10.0¢**	7.25¢	32.0¢

Turnover and profit are derived from continuing operations.

The final dividend in 2001 included a special dividend of 10 cents per share.

Other Recognised Gains and Losses

Other recognised gains and losses in the period (translation differences) amounted to a loss of US$1.5 million (2001 half year – a loss of US$1.0 million), and are shown in Note 15 together with other movements in shareholders' funds.

Group Balance Sheet

	Notes	Unaudited 30 June 2002 US$m	Unaudited 30 June 2001 US$m	Audited 31 December 2001 US$m
Fixed assets				
Tangible fixed assets	*11*	1,879.5	1,954.2	1,916.8
Other investments	*12*	185.5	185.6	185.5
		2,065.0	2,139.8	2,102.3
Current assets				
Stocks		55.7	61.0	49.3
Debtors		127.0	81.6	113.7
Current asset investments (including time deposits)		237.5	233.7	246.5
Cash at bank and in hand		3.0	2.4	2.2
		423.2	378.7	411.7
Creditors – amounts falling due within one year				
Trade and other creditors		(79.5)	(89.4)	(79.0)
Loans	*13*	(117.8)	(90.9)	(104.2)
Dividends		(19.7)	(14.3)	(48.8)
		(217.0)	(194.6)	(232.0)
Net current assets		206.2	184.1	179.7
Total assets less current liabilities		2,271.2	2,323.9	2,282.0
Creditors – amounts falling due after more than one year				
Other creditors		–	(26.0)	(25.3)
Loans	*13*	(914.7)	(994.4)	(953.2)
Provisions for liabilities and charges	*14*	(83.5)	(52.7)	(68.9)
		1,273.0	1,250.8	1,234.6
Capital and reserves				
Called up share capital		18.1	16.7	17.2
Share premium		258.5	238.3	245.3
Reserves		683.9	706.6	666.8
Shareholders' funds – including non-equity interests	*15*	960.5	961.6	929.3
Minority interests – equity		312.5	289.2	305.3
		1,273.0	1,250.8	1,234.6

Approved by the Board of Directors on 3 September 2002.

P J Adeane, *Director*

Group Cash Flow Statement

	Notes	Unaudited half year to 30 June 2002 US$m	30 June 2001 US$m	Audited year to 31 December 2001 US$m
Net cash inflow from operating activities	16	148.8	129.7	265.9
Dividends received from other fixed asset investments		3.2	0.1	0.1
Interest received (including capitalised interest in 2001)		4.0	8.5	13.3
Interest paid (including capitalised interest in 2001)		(24.2)	(40.7)	(74.4)
Dividends paid to minority interests		(0.2)	(1.1)	(18.5)
Preference dividends paid		(0.1)	(0.1)	(0.2)
Net cash outflow from returns on investment and servicing of finance		(17.3)	(33.3)	(79.7)
Tax paid		(3.1)	(1.3)	(0.9)
Purchase of tangible fixed assets		(35.0)	(82.6)	(123.1)
Sale of tangible fixed assets		1.4	–	9.2
Net cash outflow from capital expenditure and financial investment		(33.6)	(82.6)	(113.9)
Equity dividends paid		(49.6)	(63.7)	(77.5)
Cash inflow/(outflow) before management of liquid resources		45.2	(51.2)	(6.1)
Management of liquid resources				
Net decrease in time deposits		8.9	64.2	49.1
New loans drawn down		28.7	34.1	47.6
Repayment of amounts borrowed		(55.7)	(45.2)	(89.7)
Repayment of principal element of finance leases		(0.9)	(1.5)	(1.9)
Repayment of other creditors		(29.9)	–	–
Net cash outflow from financing		(57.8)	(12.6)	(44.0)
Net cash (outflow)/inflow in the period	17	(3.7)	0.4	(1.0)

Notes

1 Reporting Currency and Accounting Policies

a) Reporting currency

The functional reporting currency of the Group is US dollars, the principal currency in which the Group operates and in which assets and liabilities are held. Share capital is denominated in sterling and, for the purposes of reporting in US dollars, share capital and share premium are translated at the period end rate of exchange. As explained in Note 10, dividends may be paid in either US dollars or sterling.

b) Accounting policies

The profit and loss account, balance sheet and cash flow statement for the half year to 30 June 2002 have been prepared on the basis of the accounting policies set out in the Group's statutory accounts for the year to 31 December 2001.

2 Production and Sales Statistics (Neither Audited nor Reviewed)

(See notes following table 2(d).)

a) Copper production volumes

	Half year to		Year to
	30 June 2002 000 tonnes	30 June 2001 000 tonnes	31 December 2001 000 tonnes
Los Pelambres	**144.8**	170.0	361.5
El Tesoro	**40.6**	–	34.0
Michilla	**25.5**	23.8	49.6
Group total	**210.9**	193.9	445.0

b) Copper sales volumes

	Half year to		Year to
	30 June 2002 000 tonnes	30 June 2001 000 tonnes	31 December 2001 000 tonnes
Los Pelambres	**144.6**	167.0	360.9
El Tesoro	**40.9**	–	39.3
Michilla	**24.1**	24.1	50.6
Group total	**209.6**	191.1	450.8

c) Cash costs per pound

	Half year to		Year to
	30 June 2002 US¢	30 June 2001 US¢	31 December 2001 US¢
Los Pelambres	**35.4**	37.0	35.3
El Tesoro	**39.7**	–	39.6
Michilla	**60.3**	69.4	64.5
Group weighted average	**39.2**	41.0	38.8

Notes

2 **Production and Sales Statistics (Neither Audited nor Reviewed)** (continued)

d) LME and realised copper price per pound

	Half year to		Year to
	30 June 2002 US¢	30 June 2001 US¢	31 December 2001 US¢
Los Pelambres	**74.8**	68.2	65.8
El Tesoro	**73.6**	–	67.1
Michilla	**73.4**	78.5	72.6
Group weighted average	**74.4**	69.5	66.7
LME average	**71.9**	77.6	71.6

Notes to the production and sales statistics

(i) The production and sales figures represent full volumes, not the Group's attributable share of each mine. The Group owns 60% of Los Pelambres, 61% of El Tesoro and 74.2% of Michilla.

(ii) Los Pelambres produces copper concentrate, and the figures for Los Pelambres are expressed in terms of payable copper contained in concentrate. El Tesoro and Michilla produce copper cathodes.

(iii) El Tesoro remained under development for the first six months of 2001, producing 9,000 tonnes and shipping 2,350 tonnes of cathodes during the commissioning period in the second quarter. This tonnage has not been included in the El Tesoro and Group tables for 2001.

(iv) Cash costs are a measure of the cost of operational production expressed in terms of cents per pound of payable copper produced. Cash costs are stated net of by-product credits and exclude depreciation, financial income and expenses, exchange gains and losses and corporation tax.

(v) Realised copper prices are determined by comparing turnover from copper sales with sales volumes for each mine in the period.

(vi) The individual figures are sometimes more specific than the rounded numbers shown; hence small differences may appear in the totals.

3 **Segmental Analysis**

a) Turnover by geographical destination

	Unaudited half year to		Audited year to
	30 June 2002 US$m	30 June 2001 US$m	31 December 2001 US$m
UK	**12.4**	2.9	12.4
Rest of Europe	**99.9**	83.1	205.2
Chile	**59.1**	30.7	103.4
Rest of Latin America	**31.6**	22.9	48.8
North America	**21.2**	23.3	50.2
Asia Pacific/other	**194.5**	179.7	349.5
	418.7	342.6	769.5

3 Segmental Analysis (continued)

b) Turnover by operation

	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Los Pelambres	**278.0**	269.2	564.8
El Tesoro	**66.4**	–	58.1
Michilla	**39.0**	39.1	77.5
Mining	**383.4**	308.3	700.4
Railway and other transport services	**35.3**	34.3	69.1
	418.7	342.6	769.5

Notes to turnover by operation

(i) Turnover from Railway and other transport services is stated after eliminating inter-segment sales to the mining division of US$2.3 million (2001 half year – US$0.5 million).

(ii) Los Pelambres produces molybdenum, gold and silver as by-products from its copper concentrate operation, and turnover by type of mineral is analysed below. El Tesoro and Michilla do not produce by-products from their copper cathode operations.

Los Pelambres turnover by type of mineral

	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Copper	**238.5**	251.1	523.8
Molybdenum	**32.3**	13.4	33.5
Gold and silver	**7.2**	4.7	7.5
	278.0	269.2	564.8

3 Segmental Analysis (continued)

c) Earnings before tax, interest, depreciation and amortisation (EBITDA) by operation

	Unaudited half year to		Audited year to
	30 June 2002 US$m	30 June 2001 US$m	31 December 2001 US$m
Los Pelambres	125.6	120.9	239.4
El Tesoro	30.5	–	27.2
Michilla	7.2	3.8	3.7
Exploration	(1.6)	(3.1)	(9.7)
Corporate and other	(2.3)	(2.5)	(7.4)
Mining	159.4	119.1	253.2
Railway and other transport services	16.2	17.1	29.9
	175.6	136.2	283.1

d) Depreciation and amortisation by operation

	Unaudited half year to		Audited year to
	30 June 2002 US$m	30 June 2001 US$m	31 December 2001 US$m
Los Pelambres	41.2	37.6	76.0
El Tesoro	9.6	–	14.3
Michilla	8.3	10.0	18.5
Corporate and other	0.5	0.6	1.2
Mining	59.6	48.2	110.0
Railway and other transport services	3.5	4.4	6.8
Total depreciation and amortisation	63.1	52.6	116.8
(Profit)/loss on disposal of fixed assets included in operating profit	(0.1)	6.2	1.1
	63.0	58.8	117.9

3 Segmental Analysis (continued)

e) Operating profit by operation

	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Los Pelambres	84.5	80.3	163.0
El Tesoro	20.9	–	12.9
Michilla	(1.1)	(6.3)	(14.4)
Exploration	(1.6)	(3.1)	(9.7)
Corporate and other	(2.8)	(4.8)	(8.6)
Mining	99.9	66.1	143.2
Railway and other transport services	12.7	11.3	22.0
	112.6	77.4	165.2

f) Capital expenditure by operation

	Notes	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Los Pelambres		21.2	27.6	43.6
El Tesoro		3.5	44.4	61.0
Michilla		4.4	6.7	11.0
Corporate and other		–	0.5	0.6
Mining	*11*	29.1	79.2	116.2
Railway and other transport services	*11*	5.1	10.0	13.3
	11	34.2	89.2	129.5

Notes

3 Segmental Analysis (continued)

g) Net assets by operation

	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Los Pelambres	**1,342.4**	1,344.0	1,334.4
El Tesoro	**353.5**	351.1	358.7
Michilla	**95.4**	105.7	99.9
Corporate and other	**9.2**	9.5	4.9
Mining	**1,800.5**	1,810.3	1,797.9
Railway and other transport services	**98.7**	118.4	108.7
Operating net assets	**1,899.2**	1,928.7	1,906.6
Other fixed asset investments	**185.5**	185.6	185.5
Net debt	**(792.0)**	(849.2)	(808.7)
Unallocated liabilities – Group dividend	**(19.7)**	(14.3)	(48.8)
Net assets	**1,273.0**	1,250.8	1,234.6

Net assets are stated before deducting minority interests.

4 Provisional Pricing and Commodity Hedging

a) Provisional pricing

In line with industry practice, copper concentrate sales agreements generally provide for provisional pricing at the time of shipment with final pricing settlement based on the average LME copper price for specified future periods. Copper revenues on provisionally priced tonnages are adjusted monthly until final settlement. Sales volumes are also adjusted on the final metallurgical content of the concentrate.

Revenues in the six months to 30 June 2002 included positive adjustments to sales of concentrates open at 31 December 2001 totalling US$10.5 million. Revenues in the six months to 30 June 2001 included adverse adjustments to sales of concentrates open at 31 December 2000 totalling US$16.2 million.

At 30 June 2002, copper sales totalling 67,540 tonnes remained to be finally priced, and were recorded at that date at an average price of 72.8 cents. At 30 June 2001, copper sales totalling 79,500 tonnes remained to be finally priced, and were recorded at that date at an average price of 70.8 cents.

b) Commodity hedging

The Group periodically enters into commodity hedging contracts to manage its exposure to the copper price. Turnover for the mining division for the six months to 30 June 2002 included adverse adjustments of US$1.0 million relating to commodity hedging activities. Turnover was not affected by hedging activities for the first six months of 2001.

At 30 June 2002, the Group had hedged 3,000 tonnes of copper production using futures with a price of 76.9 cents per pound and an outstanding duration of one month. The Group had also hedged 32,150 tonnes of production using min/max options with a weighted average floor and ceiling of 71.9 cents and 78.3 cents respectively, and an average duration of 2.6 months. The unrealised mark-to-market gain on these instruments at that date was US$0.2 million. There were no outstanding commodity price hedges at 30 June 2001.

5 Operating Profit

	Unaudited half year to 30 June 2002 US$m	30 June 2001 US$m	Audited year to 31 December 2001 US$m
Turnover	**418.7**	342.6	769.5
Cost of sales	**(264.8)**	(223.7)	(506.5)
Gross profit	**153.9**	118.9	263.0
Administrative expenses	**(36.4)**	(37.5)	(83.8)
Closure provision (Note 14)	**(0.5)**	(0.5)	(1.1)
Severance charges (Note 14)	**(0.7)**	(0.5)	(1.7)
Exploration costs	**(1.6)**	(3.1)	(9.7)
Other net operating (expenditure)/income	**(2.1)**	0.1	(1.5)
Operating profit	**112.6**	77.4	165.2

Depreciation charges in the six months to 30 June 2002 amounted to US$63.1 million. Of this amount, US$56.2 million is included in cost of sales and US$6.9 million is included in administrative expenses. Depreciation charges in the six months to 30 June 2001 amounted to US$52.6 million. Of this amount, US$47.8 million is included in cost of sales and US$4.8 million is included in administrative expenses.

6 Non-Operating Exceptional Items

	Unaudited half year to 30 June 2002 US$m	30 June 2001 US$m	Audited year to 31 December 2001 US$m
Profit on sale of land by Railway	–	–	3.5
Tax effect	–	–	(0.7)
	–	–	2.8

The exceptional profit in the second half of 2001 of US$3.5 million related to the disposal of a surplus property owned by the Railway in the centre of the city of Antofagasta. The net book value of this property was US$0.1 million.

Notes

7 Net Interest Payable

	Unaudited half year to		Audited year to
	30 June 2002 US$m	30 June 2001 US$m	31 December 2001 US$m
Interest receivable	**3.6**	8.1	13.2
Interest payable	**(24.6)**	(34.9)	(67.4)
Foreign exchange	**(0.4)**	0.3	(0.2)
Discount charge relating to provisions (Note 14)	**0.4**	(0.4)	(0.9)
	(21.0)	(26.9)	(55.3)

There was no interest capitalised in the 2002 half year. In the 2001 half year, interest payable capitalised in the period amounted to US$8.4 million and interest receivable credited against fixed assets amounted to US$0.5 million while El Tesoro remained under development.

8 Tax

The tax charge of US$16.8 million (2001 half year – US$8.4 million) represents an effective rate (including deferred tax) of 17.7% (2001 half year – 16.6%) on profit before tax, as compared with the Chilean statutory tax rate of 16% (2001 half year – 15%). Legislative changes at the end of 2001 increased the statutory rate from 15% to 16% in 2002, 16.5% in 2003 and 17% from 2004. Deferred tax is measured at the rates expected to apply in the period in which timing differences are expected to reverse and the application of these higher rates has increased the effective tax rate in the first half of 2002.

9 Earnings per share

Earnings per share is calculated on profit after tax, minority interest and preference dividends giving earnings of US$52.4 million (2001 half year – US$28.4 million) and based on 197,171,339 (2001 half year – 197,171,339) ordinary shares in issue throughout the period. Earnings per share excluding exceptional items is calculated on the same basis but excluding any exceptional items after tax and minority interests. Details of exceptional items affecting each period are given in Note 6.

10 Dividends

Dividends are declared in US dollars but may be paid in either dollars or sterling. Shareholders on the register of members with an address in the United Kingdom receive dividend payments in sterling, unless they elect to be paid in dollars. All other shareholders are paid by cheque in dollars, unless they have previously instructed the Company's registrar to pay dividends by bank transfer to a sterling bank account, or they elect for payment by cheque in sterling. The Company's registrar must receive any such election before the record date of 13 September 2002.

The Board has declared an interim dividend of 10 cents per ordinary share for payment on 11 October 2002 to shareholders on the Register at the close of business on 13 September 2002. Dividends are declared and paid gross. The exchange rate to be applied for the conversion of dividends will be £1 = US$1.532, giving those shareholders who will be paid in sterling an interim dividend of 6.5274 pence per ordinary share. In 2001, the Board declared an interim dividend of 7.25 cents per share, equivalent to a dividend of 5.0170 pence per share based on an exchange rate of £1 = US$1.4451.

11 Tangible Fixed Assets

Net book value

	Mining US$m	Railway and other transport US$m	Total US$m
1 January 2002 (audited)	1,813.8	103.0	1,916.8
Additions	29.1	5.1	34.2
Transfer to stocks	–	(2.0)	(2.0)
Disposals	(1.0)	(0.3)	(1.3)
Depreciation	(59.6)	(3.5)	(63.1)
Exchange	–	(5.1)	(5.1)
30 June 2002 (unaudited)	**1,782.3**	**97.2**	**1,879.5**

12 Other Investments

	US$m
1 January 2002 (audited) and 30 June 2002 (unaudited)	**185.5**

The above investments are quoted. The market value of these investments at 30 June 2002 was US$181.8 million (2001 half year – US$277.8 million). These investments include a 33.61 per cent interest in Quiñenco S.A.

13 Loans

	Unaudited half year to		Audited year to
	30 June 2002 US$m	30 June 2001 US$m	31 December 2001 US$m
Los Pelambres			
Project loans	**(747.7)**	(835.0)	(791.3)
Other loans	**(28.7)**	–	–
El Tesoro			
Project loans	**(197.0)**	(181.5)	(197.0)
Subordinated debt	**(31.6)**	(37.9)	(39.7)
Finance leases	**(16.4)**	(17.5)	(17.0)
Michilla			
Finance leases	**(2.5)**	(1.9)	(1.6)
Railway and other transport services			
Loans	**(8.6)**	(11.5)	(10.8)
	(1,032.5)	(1,085.3)	(1,057.4)

Notes

13 Loans (continued)

Maturity of loans

	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Due within one year	(117.8)	(90.9)	(104.2)
Due after more than one year	(914.7)	(994.4)	(953.2)
	(1,032.5)	(1,085.3)	(1,057.4)

US$31.1 million of project loans have been fixed at a rate of 5.56% for a remaining period of 3.5 years, and finance leases are also mainly fixed rate. The remainder of the loans are predominantly floating rate. However, the Group periodically enters into interest rate hedging contracts to manage its exposure to interest rates. At 30 June 2002, the Group had hedged US$170 million of its borrowings using collars for a remaining weighted average period of 3.7 years. These limit the variability of the interest rate to a weighted average minimum (a floor) of 5.01% and a weighted average (a cap) of 5.99%. The Group had also entered into swaps to fix the interest rate of US$300 million of its borrowings at a rate of 2.29% for a remaining period of 5.5 months.

14 Provisions for Liabilities and Charges

	Decommissioning and site rehabilitation US$m	Severance indemnities US$m	Deferred tax US$m	Total US$m
1 January 2002 (audited)	(8.1)	(10.3)	(50.5)	(68.9)
Charge to operating profit in period (Note 5)	(0.5)	(0.7)	–	(1.2)
Release of discount to net interest in period (Note 7)	(0.2)	0.6	–	0.4
Charge to tax on profit in period	–	–	(14.3)	(14.3)
Utilised in period	–	0.4	–	0.4
Exchange	–	–	0.1	0.1
30 June 2002 (unaudited)	(8.8)	(10.0)	(64.7)	(83.5)

15 Reconciliation of Movements in Shareholders' Funds

	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Profit for the financial period	52.5	28.5	62.1
Other recognised gains relating to the period			
– currency translation adjustment	(1.5)	(1.0)	(18.0)
Total recognised gains and losses	51.0	27.5	44.1
Dividends	(19.8)	(14.4)	(63.3)
	31.2	13.1	(19.2)
Opening shareholders' funds	929.3	948.5	948.5
Closing shareholders' funds	960.5	961.6	929.3

16 Reconciliation of Operating Profit to Net Cash Inflow from Operating Activities

	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Operating profit	112.6	77.4	165.2
Depreciation	63.1	52.6	116.8
Loss on disposal of tangible fixed assets	(0.1)	6.2	1.1
Increase in stocks	(4.3)	(17.0)	(9.9)
(Increase)/decrease in debtors	(14.9)	27.1	(20.0)
(Decrease)/increase in creditors and provisions	(7.6)	(16.6)	12.7
Net cash inflow from operating activities	148.8	129.7	265.9

17 Reconciliation of Net Cash Flow to Movement in Net Debt

	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Net cash (outflow)/inflow in the period	(3.7)	0.4	(1.0)
Cash outflow from decrease in debt	27.9	12.6	44.0
Cash inflow from decrease in liquid resources	(8.9)	(64.2)	(49.1)
Change in net debt resulting from cash flows	15.3	(51.2)	(6.1)
Reclassification	–	–	0.6
Interest accrued on long-term loan balances	(1.5)	(1.7)	(3.4)
New leases	(1.3)	(1.5)	(3.4)
Exchange	4.2	0.8	(0.8)
Movement in net debt in the period	16.7	(53.6)	(13.1)
Net debt at the beginning of the period	(808.7)	(795.6)	(795.6)
Net debt at the end of the period	(792.0)	(849.2)	(808.7)

Composition of Net Debt

	Unaudited half year to 30 June 2002 US$m	Unaudited half year to 30 June 2001 US$m	Audited year to 31 December 2001 US$m
Cash in hand and demand deposits	3.0	2.4	2.2
Current asset investments	237.5	233.7	246.5
Long and short term loans including finance leases (Note 13)	(1,032.5)	(1,085.3)	(1,057.4)
Net debt at the end of the period	(792.0)	(849.2)	(808.7)

18 Financial Information

The Group's statutory accounts for the year to 31 December 2001 have been filed with the Registrar of Companies. The auditors' report on these accounts was unqualified and did not include a statement under s237(2) or (3) of the Companies Act 1985. The 31 December 2001 profit and loss account, balance sheet and cash flow statement shown in this interim report are an abridged version of these statutory accounts. The financial information contained in this statement does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985.

19 Currency Translation

Results denominated in foreign currencies have been translated into dollars at the average rate for each period.

	Period end rates	Average rates
30 June 2002	US$1.53 = £1; US$1 = Ch$688	US$1.44 = £1; US$1 = Ch$665
30 June 2001	US$1.41 = £1; US$1 = Ch$629	US$1.44 = £1; US$1 = Ch$591
31 December 2001	US$1.45 = £1; US$1 = Ch$655	US$1.44 = £1; US$1 = Ch$635

20 Distribution

These results will be sent by first class post to all shareholders on 3 September 2002. Copies of this report will be available for members of the public who are not shareholders at the Company's Registered Office, Park House, 16 Finsbury Circus, London EC2M 7AH.

Independent Review Report to Antofagasta plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2002 which comprises the profit and loss account, the balance sheet, the cash flow statement and related notes 1 to 17, with the exception of Note 2. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

Directors' Responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review Work Performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review Conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2002.

Deloitte & Touche.

Deloitte & Touche
Chartered Accountants
London
3 September 2002

Deloitte & Touche



Produced by Royle Financial Print, London.


ANTOFAGASTA
PLC

ANTOFAGASTA PLC
Park House
16 Finsbury Circus
London
EC2M 7AH

www.antofagasta.co.uk